SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

           Registration Statement Under the Securities Act of 1933 [X]
                           Pre-Effective Amendment No.  [ ]
                           Post-Effective Amendment No. [26]

                                     and/or

       Registration Statement Under the Investment Company Act of 1940 [X]
                               Amendment No. [29]
                       -----------------------------------

                                Ultra Series Fund
                                2000 Heritage Way
                               Waverly, Iowa 50677
                            (319) 352-4090, ext. 2157
             (Registrant's Exact Name, Address and Telephone Number)

                             Barbara L. Secor, Esq.
                       CUNA Mutual Life Insurance Company
                                2000 Heritage Way
                               Waverly, Iowa 50677
                     (Name and Address of Agent for Service)

                                    Copy to:

                              Stephen E. Roth, Esq.
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D. C. 20004-2404

                Approximate Date of Proposed Public Offering: [ ]
                  --------------------------------------------

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b)
[X] on October 31, 2000  pursuant  to  paragraph  (b)
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on (date) pursuant to paragraph (a)(1)
[ ] 75 days after  filing  pursuant to  paragraph  (a)(2)
[ ] on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:

[X] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                ULTRA SERIES FUND





PROSPECTUS                                                      OCTOBER 31, 2000



                                Money Market Fund
                                    Bond Fund
                                  Balanced Fund
                                High Income Fund
                          Growth and Income Stock Fund
                         Capital Appreciation Stock Fund
                               Mid-Cap Stock Fund
                              Emerging Growth Fund
                            International Stock Fund
                             Global Securities Fund














As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved the shares in these funds, nor does the Commission guarantee the accuracy or adequacy of the prospectus. Any statement to the contrary is a criminal offense.

                                TABLE OF CONTENTS


                                                                            PAGE
THE FUND
     Expenses.................................................................1
     Money Market Fund........................................................2
     Bond Fund................................................................4
     Balanced Fund............................................................6
     High Income Fund.........................................................8
     Growth and Income Stock Fund............................................10
     Capital Appreciation Stock Fund.........................................12
     Mid-Cap Stock Fund......................................................14
     Emerging Growth Fund....................................................16
     International Stock Fund................................................18
     Global Securities Fund..................................................20
     Risk vs. Return.........................................................22

RISKS ASSOCIATED WITH CERTAIN HIGHER RISK SECURITIES
     Foreign Securities......................................................23
     Small Capitalization Stocks.............................................23

THE SHARES
     Offer...................................................................24
     Purchase and Redemption.................................................24
     Dividends...............................................................25
     Pricing of Fund Shares..................................................25
     Taxes...................................................................26

MORE ABOUT ULTRA SERIES FUND
     Portfolio Management....................................................26
     Inquiries...............................................................28
     Financial Highlights....................................................28


Additional information about each fund's investments is available in the Statement of Additional Information (SAI), and the annual and semiannual reports to shareholders. In particular, the annual reports will discuss the relevant market conditions and investment strategies used by the portfolio manager(s) that materially affected performance during the prior fiscal year. You may get a copy of the most recent of these reports at no cost by calling 1-800-798-5500.


Please note that an investment in any of these funds is not a deposit in a credit union or other financial institution and is neither insured nor endorsed in any way by any credit union, other financial institution, or government agency. Such an investment involves certain risks, including loss of principal, and is not guaranteed to result in positive investment gains. The investment objectives of the funds are "fundamental" meaning they cannot be changed without shareholder approval. These funds may not achieve their objectives.

                                    EXPENSES

This table describes the expenses that you may pay if you buy and hold shares of the fund.

                                SHAREHOLDER FEES
                                      None

                         ANNUAL FUND OPERATING EXPENSES


                                                               Total Annual
Fund                                Management      Other   Operating Expenses
 Money Market                         .45%           .01%          .46%
 Bond                                 .55%           .01%          .56%
 Balanced                             .70%           .01%          .71%
 High Income                          .75%           .01%          .76%
 Growth and Income Stock              .60%           .01%          .61%
 Capital Appreciation Stock           .80%           .01%          .81%
 Mid-Cap Stock                       1.00%           .01%         1.01%
 Emerging Growth                      .85%           .01%          .86%
 International Stock                 1.20%           .01%         1.21%
 Global Securities                    .95%           .01%          .96%


Annual fund operating expenses are paid out of fund assets and are reflected in the share price.

Management fees are amounts paid to the investment adviser for managing the funds' investments and administering fund operations.


Other expenses are trustees' fees, auditors' fees, interest on borrowings, any taxes and extraordinary expenses. The figures in the above chart are estimates.


EXAMPLES

The examples shown below are intended to help you compare the cost of investing in each fund with the cost of investing in other mutual funds. The examples are based on a $10,000 initial investment in each fund over the various time periods indicated. The examples assume: (1) 5% annual return and (2) redemption at the end of each period.



Fund                           1 year    3 years    5 years   10 years
Money Market                   $  47     $  148     $ 258     $   579
Bond                              57        179       313         701
Balanced                          73        227       395         883
High Income                       78        243        --          --
Growth and Income Stock           62        195       340         762
Capital Appreciation Stock        83        259       450       1,002
Mid-Cap Stock                    103        322       558       1,236
Emerging Growth                   88        274        --          --
International Stock              123        384        --          --
Global Securities                 98        306        --          --


You should not consider the examples above as a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

                                MONEY MARKET FUND


INVESTMENT OBJECTIVE
What is this fund's goal?

The Money Market Fund seeks high current income from money market instruments consistent with the preservation of capital and liquidity. The fund intends to maintain a stable value of $1.00 per share.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    require stability of principal

o are seeking a mutual fund for the cash portion of an asset allocation program

o    need to "park" your money temporarily or

o    consider yourself a saver rather than an investor.

You may want to invest fewer of your assets in this fund if you:

o    want federal deposit insurance

o    are seeking an investment that is likely to outpace inflation

o are investing for retirement or other goals that are many years in the future or

o    are investing for growth or maximum current income.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

As with any money market fund, the yield paid by the fund will vary with changes in interest rates. Generally, if interest rates rise, the market value of income bearing securities will decline. There is a possibility that the fund's share value could fall below $1.00, which could reduce the value of your account. An investment in the Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund attempts to maintain a stable price of $1.00 per share, there is no assurance that it will be able to do so and it is possible to lose money by investing in the fund.

PRINCIPAL INVESTMENT STRATEGIES
How does this fund pursue its objective?

The Money Market Fund invests exclusively in U.S. dollar-denominated money market securities maturing (or resetting their interest rates to market levels) in thirteen months or less from the date of purchase. It includes securities issued by U.S. and foreign financial institutions, corporate issuers, the U.S. Government and its agencies and instrumentalities, municipalities, foreign governments, and multi-national organizations such as the World Bank. At least 95% of the fund's assets must be rated in the highest short-term category (or its unrated equivalent), and 100% of the fund's assets must be invested in securities rated in the two highest rating categories. A more detailed description of the types of permissible issuers and rating categories is contained in the SAI. The fund maintains a dollar-weighted average portfolio maturity of 90 days or less. The fund may also invest in U.S. dollar-denominated foreign money market securities, although no more than 25% of the fund's assets may be invested in these securities unless they are backed by a U.S. parent financial institution.

                          MONEY MARKET FUND PERFORMANCE

How has the Money Market Fund performed?

The following chart provides an indication of the risks of investing in the Money Market Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                             (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Money Market Fund. Total returns are as follows:

 1990             7.53%             1995             5.21%
 1991             5.36%             1996             4.72%
 1992             3.05%             1997             5.01%
 1993             2.86%             1998             5.00%
 1994             3.34%             1999             4.69%


                        Best Calendar Quarter: 2Q90  1.92%
                       Worst Calendar Quarter: 2Q93  0.60%

Please remember that past performance is no guarantee of the results the Money Market Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.

How does the performance of the Money Market Fund compare to general money market returns?

The following table compares the performance of the Money Market Fund with the performance of the 90-day U.S. Treasury Bill, which is one measure of the performance of the relevant market. Returns shown for the Money Market Fund are after the deduction of fund management and operating expenses. The Treasury Bill returns bear no such expenses.

                       Average Annual Total Returns
                           (As of December 31, 1999)


                                One Year    Five Year   Ten Year

Money Market Fund               4.69%       4.93%       4.67%
90-day U.S. Treasury Bill       4.73%       5.19%       5.04%

                                    BOND FUND

INVESTMENT OBJECTIVE
What is this fund's goal?

The Bond Fund seeks to generate a high level of current income, consistent with the prudent limitation of investment risk, primarily through investment in a diversified portfolio of income bearing debt securities.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    seek an investment based on a regular stream of income

o seek higher potential returns than money market funds and are willing to accept moderate risk of volatility

o    want to diversify your investments

o    seek a mutual fund for the income portion of an asset allocation program or

o    are retired or nearing retirement.

You may want to invest fewer of your assets in this fund if you:

o    invest for maximum return over a long time horizon or

o    need absolute stability of your principal.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

As with most income funds, the Bond Fund is subject to interest rate risk, the risk that the value of your investment will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of income bearing securities. Other factors may affect the market price and yield of the fund's securities, including investor demand and domestic and worldwide economic conditions. Loss of money is a risk of investing in this fund.

In addition, the fund is subject to credit risk, the risk that issuers of debt securities may be unable to meet their interest or principal payment obligations when due. The ability of the fund to realize interest under repurchase agreements and pursuant to loans of the fund's securities is dependent on the ability of the seller or borrower, as the case may be, to perform its obligation to the fund. There is also prepayment/extension risk, which is the chance that a rise or fall in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, reducing the return in either case.

To the extent that the fund invests in non-investment grade securities, the fund is also subject to above-average credit, market and other risks. Issuers of non-investment grade securities (i.e., "junk" bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain. Compared to issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.

PRINCIPAL INVESTMENT STRATEGIES
How does this fund pursue its objective?


To keep current income relatively stable and to limit share price volatility, the Bond Fund emphasizes investment grade securities and maintains an intermediate (typically 3-6 year) average portfolio duration. The CIMCO MEMBERS Capital Advisors, Inc. (formerly known as CIMCO Inc.) management team utilizes an approach that involves frequent trading of the securities in the portfolio. Under normal circumstances, the fund invests at least 80% of its assets in:


o Corporate debt securities: securities issued by domestic and foreign corporations;

o U.S. government debt securities: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; and

o Foreign government debt securities: securities issued or guaranteed by a foreign government or its agencies or instrumentalities, payable in U.S. dollars. To the extent permitted by law and available in the market, the fund may also invest in asset-backed and mortgage-backed securities, including those representing mortgage, commercial or consumer loans originated by credit unions.

                              BOND FUND PERFORMANCE

How has the Bond Fund performed?

The following chart provides an indication of the risks of investing in the Bond Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                             (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Bond Fund. Total returns are as follows:

     1990            7.41%              1995            16.37%
     1991           14.70%              1996             2.86%
     1992            6.47%              1997             7.45%
     1993            8.87%              1998             6.18%
     1994           -3.06%              1999             0.73%


                        Best Calendar Quarter: 2Q95   5.30%
                       Worst Calendar Quarter: 1Q94  -2.50%

Please remember that past performance is no guarantee of the results the Bond Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.

How does the performance of the Bond Fund compare to the bond market?

The following table compares the performance of the Bond Fund with the performance of the Lehman Brothers Intermediate Government/Corporate Bond Index which is one measure of the performance of the relevant market. Returns shown for the Bond Fund are after the deduction of fund management and operating expenses. The Lehman Index returns bear no such expenses.

                          Average Annual Total Returns
                           (As of December 31, 1999)


                                One Year    Five Year   Ten Year

Bond Fund                       0.73%       6.59%       6.66%
Lehman Index                    0.39%       7.10%       7.26%

                                  BALANCED FUND


INVESTMENT OBJECTIVE
What is this fund's goal?

The Balanced Fund seeks a high total return through the combination of income and capital appreciation.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    are looking for a more conservative option to a growth-oriented fund

o    want a well-diversified and relatively stable investment allocation

o    need a core investment

o seek a reasonable total return over the long term irrespective of its form (i.e., capital gains or ordinary income) or

o    are retired or nearing retirement.

You may want to invest fewer of your assets in this fund if you:

o    are investing for maximum return over a long time horizon

o want your return to be either ordinary income or capital gains, but not both or

o    require a high degree of stability of your principal.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

The risks of this fund are similar to the risks described for the Bond, Money Market, Growth and Income Stock and Capital Appreciation Stock Funds because it invests in the same types of securities. As with any fund that invests in stocks and bonds, the fund is subject to market and interest rate risks, the risks that the value of your investment will fluctuate in response to stock and bond market movements and changes in interest rates.

Generally, if interest rates rise, the market value of income bearing securities (including bonds) will decline. There is also the risk that the issuer will not pay its debts. If payments on an income bearing security are not paid when due, it may cause the net asset value of the fund to go down.

Because different stocks and bonds move in and out of favor depending on market conditions, investor sentiment and a myriad of other issues, the fund may sometimes outperform funds with a different investment objective and sometimes underperform them. Loss of money is a risk of investing in this fund.


PRINCIPAL INVESTMENT STRATEGIES
How does this fund pursue its objective?

The Balanced Fund invests in a broadly diversified array of securities including common stocks, bonds and money market instruments. The fund employs regular rebalancing to maintain a relatively static asset allocation. Stock, bond and cash components will vary, however, reflecting the relative availability of attractively priced stocks and bonds. Generally, however, common stocks will constitute 60% to 40% of the fund's assets, bonds will constitute 40% to 60% of the fund's assets and money market instruments may constitute up to 20% of the fund's assets. The Balanced Fund will invest primarily in the same types of equity securities in which the Capital Appreciation Stock and Growth and Income Stock Funds invest, the same types of bonds in which the Bond Fund invests, and the same types of money market instruments in which the Money Market Fund invests.

The fund may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its perceived value or other stocks appear more attractively priced relative to their values.

                            BALANCED FUND PERFORMANCE

How has the Balanced Fund performed? The following chart provides an indication of the risks of investing in the Balanced Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                            (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Balanced Fund. Total returns are as follows:

     1990            3.75%              1995            22.27%
     1991           18.53%              1996            10.79%
     1992            6.85%              1997            16.87%
     1993           10.47%              1998            13.40%
     1994           -0.46%              1999            14.49%

                        BestCalendar Quarter: 4Q98   11.43%
                       Worst Calendar Quarter: 3Q90  -5.69%

Please remember that past performance is no guarantee of the results the Balanced Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.

How does the performance of the Balanced Fund compare to the balanced market? The following table compares the performance of the Balanced Fund with the performance of the Synthetic Index* and each of the components of the Synthetic Index, which is one measure of the performance of the relevant market. Returns shown for the Balanced Fund are after the deduction of fund management and operating expenses. The Synthetic Index returns bear no such expenses.

                          Average Annual Total Returns
                           (As of December 31, 1999)


                                One Year    Five Year   Ten Year

Balanced Fund                   14.49%      15.50%      11.50%
Synthetic Index*                10.14%      16.27%      11.95%
S&P 500 Stock Index             21.04%      28.55%      18.20%
Lehman Index                     0.39%       7.10%       7.26%
90-day U.S. Treasury Bills       4.73%       5.19%       5.04%

*The synthetic index is a composition of the S&P 500 (Capitalization weighted) Stock Index (45%), the Lehman Brothers Intermediate Government/Corporate Bond Index (40%), and 90-day U.S. Treasury Bills (15%).

                                HIGH INCOME FUND

INVESTMENT OBJECTIVE
What is this fund's goal?

The High Income Fund seeks high current income by investing primarily in a diversified portfolio of lower-rated, higher-yielding income bearing securities. The fund also seeks capital appreciation, but only when consistent with its primary goal.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o are seeking higher potential returns than most bond funds and are willing to accept significant risk of volatility

o    want to diversify your investments or

o    are retired or nearing retirement.

You may want to invest fewer of your assets in this fund if you:

o    desire relative stability of your principal or

o    are investing for maximum return over a long time horizon.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

This fund is subject to above-average interest rate and credit risks, which are risks that the value of your investment will fluctuate in response to changes in interest rates or an issuer will not honor a financial obligation. Investors should expect greater fluctuations in share price, yield and total return compared to bond funds holding bonds and other income bearing securities with higher credit ratings and/or shorter maturities. These fluctuations, whether positive or negative, may be sharp and unanticipated. Loss of money is a significant risk of investing in this fund.

Issuers of non-investment grade securities (i.e., "junk" bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain. Compared to issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them. "Junk" bond markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news.

The fund may also invest in mortgage-backed securities that are subject to prepayment/extension risks described in the Bond Fund Principal Risks.

PRINCIPAL INVESTMENT STRATEGIES
How does this fund pursue its objective?

The High Income Fund invests primarily in lower-rated, higher-yielding income bearing securities, such as "junk" bonds. Because the performance of these securities has historically been strongly influenced by economic conditions, the fund may rotate securities selection by business sector according to the economic outlook. Under normal market conditions, the fund invests at least 80% of its assets in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities. Types of bonds and other securities include, but are not limited to, domestic and foreign corporate bonds, debentures, notes, convertible securities, preferred stocks, municipal obligations and government obligations. The fund may invest in mortgage-backed securities.

Up to 25% of its assets may be invested in the securities of issuers in any one industry.

The fund may also invest up to 25% of its assets in high-yielding foreign securities, including emerging market securities.

*Note: The High Income Fund is a new fund that does not have historical investment performance. When it does, its performance will be shown along with the performance of the Lehman Brothers High Yield Index, which is a measure of the performance of the relevant market.

                          GROWTH AND INCOME STOCK FUND


INVESTMENT OBJECTIVE
What is this fund's goal?

The Growth and Income Stock Fund seeks long-term capital growth, with income as a secondary consideration.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    are looking for a stock fund that has both growth and income components

o    are looking for a more conservative option to a growth-oriented fund

o    need a core investment

o seek above-average long-term total return through a combination of capital gains and ordinary income or

o    are retired or nearing retirement.

You may want to invest fewer of your assets in this fund if you:

o    are investing for maximum return over a long time horizon

o desire your return to be either ordinary income or capital gains, but not both or

o    require a high degree of stability of your principal.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

Any fund that invests in stocks and seeks income is subject to market and interest rate risks, meaning the value of your investment will fluctuate when the stock market and interest rates move. Loss of money is a risk of investing in this fund. In addition, a "value" approach to investing includes the risks that: 1. the securities markets will not recognize the value of a security for an unexpectedly long period of time; and 2. a stock that is believed to be undervalued actually is appropriately priced or over-priced due to unanticipated problems associated with the issuer or industry. The fund may carry additional risks relating to foreign securities. The principal risks of foreign securities are described later in this prospectus and in the SAI.

PRINCIPAL INVESTMENT STRATEGIES
How does this fund pursue its objective?

The Growth and Income Fund will focus on stocks of larger companies with financial and market strengths and a long-term record of financial performance. Under normal market conditions, the fund will maintain at least 80% of its assets in these stocks. Primarily through ownership of a diversified portfolio of common stocks and securities convertible into common stocks, the fund will seek a rate of return in excess of returns typically available from less variable investment alternatives. The fund generally follows what is known as a "value" approach, which generally means that the managers seek to invest in stocks at prices below their estimated value based on fundamental analysis of the issuing company and its prospects. By investing in value stocks, the fund attempts to limit the downside risk over time but may also produce smaller gains than other stock funds if their values are not realized by the market.

The fund will typically invest in securities representing every sector of the S&P 500 in about (+/-50%) the same weightings as such sector has in the S&P 500. For example, if technology companies represent 10% of the S&P 500, the fund will typically have between 5% and 15% of its assets invested in securities issued by technology companies.

The fund may also invest in warrants, preferred stocks and debt securities (including non-investment grade debt securities). The fund may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its value or other stocks appear more attractively priced relative to their values.

                    GROWTH AND INCOME STOCK FUND PERFORMANCE

How has the Growth and Income Stock Fund performed?

The following chart provides an indication of the risks of investing in the Growth and Income Stock Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                             (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Growth and Income Stock Fund. Total returns are as follows:

     1990           -1.98%              1995            31.75%
     1991           25.66%              1996            22.02%
     1992            7.66%              1997            31.42%
     1993           13.77%              1998            17.92%
     1994            1.42%              1999            17.95%

                       Best Calendar Quarter: 4Q98   17.82%
                      Worst Calendar Quarter: 3Q90  -13.69%

Please remember that past performance is no guarantee of the results the Growth and Income Stock Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.

How does the performance of the Growth and Income Stock Fund compare to the growth and income market?

The following table compares the performance of the Growth & Income Stock Fund with the performance of the Russell 1000 Index and the S&P 500, which are measures of the performance of the relevant market. Returns shown for the Growth and Income Stock Fund are after the deduction of fund management and operating expenses. The Russell 1000 Index and S&P 500 Index returns bear no such expenses.

                          Average Annual Total Returns
                           (As of December 31, 1999)


                                One Year    Five Year   Ten Year

Growth & Income Fund            17.95%      24.06%      16.22%
S&P 500 Stock Index             21.04%      28.55%      18.20%
    (Capitalization-weighted)
S&P 500 Stock Index             19.53%      21.33%      13.37%
     (Equal-weighted)*
Russell  1000 Index             20.91%      28.05%      18.13%

*The source of the S&P 500 Stock Index (Equal-weighted) data is Birinyi Associates, Inc.

                         CAPITAL APPRECIATION STOCK FUND

INVESTMENT OBJECTIVE
What is this fund's goal?

The Capital Appreciation Stock Fund seeks long-term capital appreciation.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    have a longer investment time horizon

o are willing to accept higher on-going short-term risk for the potential of higher long-term returns

o    want to diversify your investments

o    are seeking a fund for the growth portion of an asset allocation program or

o are investing for retirement or other goals that are many years in the future.

You may want to invest fewer of your assets in this fund if you:

o    are investing with a shorter investment time horizon in mind

o    are seeking an investment based on income rather than capital gains or

o    are uncomfortable with an investment whose value may vary substantially.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

As with any fund that invests in equity securities, this fund is subject to market risk, the risk that the value of a security may move up and down due to factors not directly related to the issuer. Loss of money is a significant risk of investing in this fund. Due to its focus on stocks that may appreciate in value and lack of emphasis on those that provide current income, this fund will typically experience greater volatility over time than the Growth and Income Stock Fund.

In addition, a "value" approach to investing includes the risks that: 1. the securities markets will not recognize the value of a security for an unexpectedly long period of time; and 2. a stock that is believed to be undervalued actually is appropriately priced or over-priced due to unanticipated problems associated with the issuer or industry.

To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. For example, to the extent that the fund invests in foreign securities, it will be subject to the risks related to such securities, including the risks of adverse changes in the rate of currency exchange and associated unstable political situations. A further discussion of the principal risks associated with foreign securities is contained in the foreign securities section and SAI.
To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. For example, to the extent that the fund invests in foreign securities, it will be subject to the risks related to such securities, including the risks of changes in the rate of currency exchange and varying political situations. The principal risks of foreign securities and small company stocks are described later in this prospectus and in the SAI.

PRINCIPAL  INVESTMENT  STRATEGIES
How does this fund pursue its objective?

The Capital Appreciation Stock Fund invests primarily in common stocks of companies of various sizes, and will, under normal market conditions, maintain at least 80% of its assets in such securities. The fund seeks stocks that have low market prices relative to their values based on analysis by the fund's investment adviser of the issuing companies and their prospects. This is referred to as a "value" approach which is further described on the Growth and Income Stock Fund page. Relative to the Growth and Income Stock Fund, the Capital Appreciation Stock Fund will include some smaller, less developed companies and some companies undergoing more significant changes in their operations or experiencing significant changes in their markets. The fund will diversify its holdings among various industries and among companies within those industries, but will often be less diversified than the Growth and Income Stock Fund. The combination of these factors introduces greater investment risk than the Growth and Income Stock Fund, but can also provide higher long-term returns than are typically available from less risky investments.

The fund will typically invest in securities representing every sector of the S&P 400 in about (+/-100%) the same weightings as such sector has in the S&P
400. For example, if technology companies represent 10% of the S&P 400, the fund will typically have between 0% and 20% of its assets invested in securities issued by technology companies.

The fund may also invest in warrants, preferred stocks and convertible debt securities, and may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its value, or other stocks appear more attractively priced relative to their values.

                   CAPITAL APPRECIATION STOCK FUND PERFORMANCE

How has the Capital Appreciation Stock Fund performed?

The following chart provides an indication of the risks of investing in the Capital Appreciation Stock Fund by showing the changes in the portfolio performance of the Fund from year to year since inception. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                             (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the Capital Appreciation Stock Fund since inception. Total returns are as follows:

                              1994       5.44%
                              1995      30.75%
                              1996      21.44%
                              1997      31.57%
                              1998      20.90%
                              1999      25.19%


                       Best Calendar Quarter: 4Q98    20.84%
                       Worst Calendar Quarter: 3Q98  -12.04%

Please remember that past performance is no guarantee of the results the Capital Appreciation Stock Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.

How does the performance of the Capital Appreciation Stock Fund compare to the capital appreciation market?

The following table compares the performance of the Capital Appreciation Stock Fund with the performance of the Russell 3000 Index and S&P 1500 SuperComposite Stock Index, which are measures of the performance of the relevant market. The S&P 1500 SuperComposite is a new benchmark for the Fund. We intend to include the S&P 1500 SuperComposite, and not the S&P 400, going forward because the Adviser believes the S&P 1500 SuperComposite more accurately reflects the securities held in the Fund's portfolio of investments. Returns shown for the Capital Appreciation Stock Fund are after the deduction of fund management and operating expenses. The Russell 3000 Index, S&P 1500 SuperComposite, and S&P Midcap 400 Index returns bear no such expenses.

                          Average Annual Total Returns
                           (As of December 31, 1999)


                                One Year    Five Year   Since Inception*
Capital Appreciation Stock Fund 25.19%      25.89%      22.23%
Russell 3000 Index              20.90%      26.94%      21.90%
S&P 1500 SuperComposite Index   20.25%      25.62%      21.74%**

* Fund commenced operations on January 3, 1994.
**Prior to 1995, the S&P Midcap 400 Index was utilized.

                               MID-CAP STOCK FUND

INVESTMENT OBJECTIVE
What is this fund's goal?

The Mid-Cap Stock Fund seeks long-term capital appreciation by investing in midsize and small companies.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    have a longer investment time horizon

o are willing to accept higher on-going short-term risk for the potential of higher long-term returns

o    want to diversify your investments

o    are seeking a fund for the growth portion of an asset allocation program

o are seeking exposure to smaller companies as part of an asset allocation program or

o are investing for retirement or other goals that are many years in the future.

You may want to invest fewer of your assets in this fund if you:

o    are investing with a shorter  investment time horizon in mind

o    are seeking an investment based on income rather than capital gain or

o    are uncomfortable with an investment whose value may vary substantially.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

As with any fund that invests in equity securities, this fund is subject to market risk, the risk that the value of your investment will fluctuate in response to stock market movements. Loss of money is a significant risk of investing in this fund.

Due to its focus on smaller companies' stocks that may appreciate in value and lack of emphasis on those that provide current income, this fund will typically experience greater volatility over time than the Growth and Income Stock Fund. Securities issued by smaller companies may be less liquid than securities issued by larger, more established companies. In addition, a "value" approach to investing includes the risks that: 1. the securities markets will not recognize the value of a security for an unexpectedly long period of time; and 2. a stock that is believed to be undervalued actually is appropriately priced or over-priced due to unanticipated problems associated with the issuer or industry.

To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. For example, to the extent that the fund invests in foreign securities, it will be subject to the risks related to such securities, including the risks of changes in the rate of currency exchange and varying political situations. The principal risks of foreign securities and small company stocks are described later in this prospectus and in the SAI.

PRINCIPAL INVESTMENT STRATEGIES
How does this fund pursue its objective?

The Mid-Cap Stock Fund invests primarily in common stocks of midsize and smaller companies (market capitalization of less than $10 billion at the time of purchase), and will under normal market conditions, maintain at least 80% of its assets in such securities. However, the fund will not automatically sell a stock just because the company's market capitalization has grown beyond the $10 billion upper limit and such position may be increased through additional purchases.


The fund seeks stocks in this midsize to smaller range that have a low market price relative to their value as estimated based on fundamental analysis of the issuing company and its prospects. This is sometimes referred to as a "value" approach. Relative to both the Growth and Income Stock and Capital Appreciation Stock Funds, the Mid-Cap Stock Fund includes more smaller, less developed issuers. These midsize and smaller companies often have difficulty competing with larger companies, but the successful ones tend to grow faster than larger companies. They often use profits to expand rather than to pay dividends.

The fund diversifies its holdings among various industries and among companies within those industries but is often less diversified than the Growth and Income Stock Fund. The combination of these factors introduces greater investment risk than the Growth and Income Stock Fund, but can also provide higher long-term returns than are typically available from less risky investments.

The fund typically invests in securities representing every sector of the S&P 400 Midcap Index in about (+/-100%) the same weightings as such sector has in the S&P 400 Midcap Index. For example, if technology companies represent 10% of the S&P 400 Midcap Index, the fund will typically have between 0% and 20% of its assets invested in securities issued by technology companies.

The fund may also invest in warrants, preferred stocks and convertible debt securities, and may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its value or other stocks appear more attractively priced relative to their values.

Note: The Mid-Cap Stock Fund does not have a calendar year of investment performance, so there is not a bar chart showing the fund returns from year to year. Once the Fund has at least one calendar year of performance it will be shown along with the performance of the S&P 400 Midcap Index and the Russell Midcap Index, which we use to measure the performance of the relevant market. The following table shows the historical performance of these indexes.

                          Average Annual Total Returns
                            (As of December 31, 1999)


                                One Year    Three Year

S&P 400 Midcap Index            13.58%*     21.78%

Russell Midcap Index            18.23%*     21.86%

*The time period is May 1, 1999 to December 31, 1999.

                              EMERGING GROWTH FUND

INVESTMENT OBJECTIVE
What is this fund's goal?

The Emerging Growth Fund seeks long-term capital appreciation.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    have a very long er investment time horizon

o are willing to accept significantly greater riskhigher on-g oing short-term risk forfor the potential of higher long-term returns

o    want to diversify your investments

o    are seeking a fund for the growth portion of an asset allocation program

o are seeking exposure to smaller companies as part of an asset allocation program or

o are investing for retirement or other goals that are many years in the future.

You may want to invest fewer of your assets in this fund if you:

o    are investing with a shorter investment time horizon in mind

o    are seeking an investment based on income rather than capital gain or

o    are uncomfortable with an investment whose value may vary substantially.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

As with any fund that invests in equity securities, this fund is subject to market risk, the risk that the value of your investment will fluctuate in response to stock market movements. Loss of money is a significant risk of investing in this fund. Due to its focus on stocks of fast-growing companies, including those of smaller capitalization companies, it will typically experience greater volatility over time than the Capital Appreciation Fund.
Securities of smaller capitalization companies experience greater price volatility than securities of larger capitalization companies because growth prospects for smaller companies are less certain and the market for such securities is smaller. Securities of smaller capitalization companies are often thinly traded and holders may have to sell such securities at a discount from current market prices or in small lots over an extended period of time. In addition, such securities are subject to the risk that during certain periods their liquidity will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. The fund could lose money if it has to sell illiquid securities at a disadvantageous time. The costs of purchasing or selling securities of smaller capitalization companies are often greater than those of more widely traded securities and securities of smaller capitalization companies are often difficult to value.

Many emerging growth companies do not have established financial histories; often having limited product lines, markets or financial resources; may depend on a few key personnel for management; and may be susceptible to losses and risks of bankruptcy.

To the extent that the fund invests in other higher-risk securities, it takes on additional risks that could adverslyadversely affect its performance. For example, to the extent that the fund invests in foreign securities, it will be subject to the risks related to such securities, including the risks associated with changes in the rate of currency exchange and unstable political situations. A further discussion of the principal risks associated with foreign securities is contained in the International Stock Fund page.

PRINCIPAL  INVESTMENT  STRATEGIES
How does this fund pursue its  objective?

The Emerging Growth Fund invests generally in common stocks, securities convertible into common stocks and related equity securities. The funds seeks securities of emerging growth companies, which are companies that are either:

o major enterprises whose rates of earnings growth are anticipated to accelerate because of changes such as new management, new products, changes in demand for the company's products, or changes in the economy or segments of the economy affecting the company; or

o relatively small or early in their life cycle, but have the potential to become much larger enterprises.

Emerging growth companies that the fund seeks may be of any size if they have products, proprietary technologies, management, or market opportunities that can support earnings growth over extended time periods in excess of the growth rate of the economy and/or the rate of inflation. Nonetheless, most such companies are small and have securities with smaller market capitalization.

The fund may also invest in warrants, preferred stocks and debt securities (including non-investment grade debt securities). The fund may invest up to 25 % of its assets in foreign securities, including emerging market securities.

*Note: The Emerging Growth Fund is a new fund that does not have historical investment performance. When it does, its performance will be shown along with the performance of the S&P 500 Large Cap Index and the Russell 2000 Index, which are measures of the performance of the relevant market.

                            INTERNATIONAL STOCK FUND

INVESTMENT OBJECTIVE
What is this fund's goal?

The International Stock Fund seeks long-term capital appreciation by investing primarily in foreign equity companies.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    are seeking to diversify your domestic investments

o are seeking access to access investments in securitiesto markets that can be less accessible to individual investors in the U.S.

o are willing to accept high risk in pursuit ofto achieve higher long-term growth

o    are seeking funds for the growth portion of an asset allocation program or

o    are investing for goals that are many years in the future

You may want to invest fewer of your assets in this fund if you:

o    are investing with a shorter investment time horizon in mind

o    are uncomfortable with an investment whose value may vary substantially

o    are seeking an investment based on income rather than capital gains or

o want to limit your exposure to foreign markets or currencies or income from foreign sources.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

As with any fund investing in stocks, the value of your investment will fluctuate in response to stock market movements as described in the earlier fund pages. Loss of money is a significant risk of investing in this fund. There is also a risk that poor security selection by the adviser will cause the fund to underperform other funds having a similar objective.

Investing in foreign securities involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S. dollar denominated securities. These risks may make the fund more volatile than a comparable domestic stock fund. For example, foreign securities are typically subject to:

o    Fluctuations in currency exchange rates.

o    Higher  trading  and  custody  charges   compared  to  securities  of  U.S.
     companies.

o Different accounting and reporting practices than U.S. companies. As a result, it is often more difficult to evaluate financial information from foreign issuers. Also, the laws of some foreign countries limit the information that is made available to investors.

o Less stringent securities regulation. Securities regulations in many foreign countries are often more lax than those of the U.S.

o    Potential political instability.

o Potential economic instability. The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national products, rate of inflation, and industry diversification. Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to external influenceseconomic fluctuations.

The risks of international investing are higher in emerging markets such as those of Latin America, Africa, Asia and Eastern Europe. Additionally, investing in smaller companies involves a higher level of risk compared to larger, more established companies. Some small capitalization companies often do not have the financial strength needed to do well in difficult economic times. Also, they often sell limited numbers of products, which can make it harder for them to compete with larger companies. As a result, their stock prices may fluctuate more over the short-term, but may also have more potential to grow. To the extent that the fund invests in smaller capitalization companies or utilizes higher-risk securities and practices, it takes on further risks that could adversely affect its performance.

PRINCIPAL INVESTMENT  STRATEGIES
How does this fund pursue its objective?

Under normal market conditions, the International Stock Fund invests at least 80% of its assets in foreign equity securities. Foreign equity securities are securities that are issued by companies organized or whose principal operations are outside the U.S., are issued by a foreign government, are principally traded outside of the U.S., or are quoted or denominated in a foreign currency.

Equity securities include common stocks, securities convertible into common stocks, preferred stocks, and other securities representing equity interests such as American depository receipts ("ADRs"- receipts typically issued by a U.S. financial institution which evidence ownership of underlying securities of foreign corporate issuers), European depository receipts ("EDRs") and Global depository receipts ("GDRs"). EDRs and GDRs are receipts evidencing an arrangement with a non-U.S. financial institution similar to that for ADRs and are designed for use in non-U.S. securities markets. The fund may also invest in debt securities, foreign money market instruments, and other income bearing securities as well as forward foreign currency exchange contracts and other derivative securities and contracts. The fund always holds securities of issuers located in at least three countries other than the U.S.

Approximately   two-thirds  (66.67%)  of  the  fund's  assets  are  invested  in relatively large capitalization stocks of issuers located or operating in developed countries. Such securities are those generally representative of the securities comprising the Morgan Stanley Capital International, Europe, Australia, and Far East ("EAFE") Index.

Currently, the fund's remaining assets are invested in small capitalization stocks and stocks principally traded in emerging markets or of issuers located in or having substantial business operations in emerging economies. The emerging economies in which the fund invests are located primarily in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. In selecting both small capitalization stocks and emerging market stocks, the subadviser seeks securities that are undervalued in the markets in which the securities principally trade based on its analysis of the issuer's future prospects. Such an analysis includes both quantitative (screening for specific financial characteristics) and qualitative (evaluation of the management capabilities and business prospects of the issuer) elements.

*Note: The International Stock Fund is a new fund that does not have historical investment performance. When it does, its performance will be shown along with the performance of the MSCI EAFE Index, which is a measure of the performance of the relevant market.

                             GLOBAL SECURITIES FUND

INVESTMENT OBJECTIVE
What is this fund's goal?

The Global Securities Fund seeks capital appreciation by investing mainly in common stocks of U.S. and foreign companies.

INVESTOR PROFILE
Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

o    are seeking to diversify your domestic investments

o are seeking investments in securitiesaccess toaccess to markets that can be less accessible to individual investors in the U.S.

o are willing to accept high risk in pursuit ofto achieve higher long-term growth

o    are seeking funds for the growth portion of an asset allocation program or

o    are investing for goals that are many years in the future

You may want to invest fewer of your assets in this fund if you:

o    are investing with a shorter investment time horizon in mind

o    are uncomfortable with an investment whose value may vary substantially

o    are seeking investments based on income rather than capital gains or

o want to limit your exposure to foreign markets or currencies or income from foreign sources.

PRINCIPAL RISKS
What are the main risks of investing in this fund?

As with any fund investing in stocks, the value of your investment will fluctuate in response to stock market movements as described in the earlier fund pages. Loss of money is a significant risk of investing in this fund. There is also a risk that poor security selection by the advisor will cause the fund to underperform other funds having a similar objective.

Investing in foreign securities involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S. dollar denominated securities. These risks may make the fund more volatile than a comparable domestic stock fund. For example, foreign securities are typically subject to:

o    Fluctuations in currency exchange rates.

o    Higher  trading  and  custody  charges   compared  to  securities  of  U.S.
     companies.

o Different accounting and reporting practices than U.S. companies. As a result, it is often more difficult to evaluate financial information from foreign issuers. Also, the laws of some foreign countries limit the information that is made available to investors.

o Less stringent securities regulation. Securities regulations in many foreign countries are often more lax than those of the U.S.

o    Potential political instability.

o Potential economic instability. The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national products, rate of inflation, and industry diversification. Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to economic fluctuationsexternal influences.

The risks of international investing are higher in emerging markets such as those of Latin America, Africa, Asia and Eastern Europe. Additionally, investing in smaller companies involves a higher level of risk compared to larger, more established companies. Some small capitalization companies often do not have the financial strength needed to do well in difficult economic times. Also, they often sell limited numbers of products, which can make it harder for them to compete with larger companies. As a result, their stock prices may fluctuate more over the short-term, but may also have more potential to grow. To the extent that the fund invests in smaller capitalization companies or utilizes higher-risk securities and practices, it takes on further risks that could adversely affect its performance.

To the extent the fund invests in U.S. common stocks, it is subject to the risks described in fund pages for the Growth and Income, Capital Appreciation and Emerging Growth Funds.

PRINCIPAL INVESTMENT STRATEGIES
How does this fund pursue its objective?

The Fund invests mainly in foreign equity securities and equity securities of companies in the U.S. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. The Fund normally will invest in at least three countries (one of which may be the United States). The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-cap and large-cap companies.

In selecting securities for the Fund, the adviser looks primarily for foreign and U.S. companies with high growth potential. The adviser uses fundamental analysis of a company's financial statements, management structure, operations and product development, and considers factors affecting the industry of which the issuer is part.

The adviser  considers  overall and  relative  economic  conditions  in U.S. and
foreign  markets,  and  seeks  broad  portfolio   diversification  in  different
countries to help moderate the special risks of foreign investing.

*Note: The Global Securities Fund is a new fund that does not have historical investment performance. When it does, its performance will be shown along with the performance of the MSCI World Index, which is a measure of the performance of the relevant market.

                                 RISK VS. RETURN

The risk/return curve below demonstrates that, in general for diversified portfolios of securities of the various types, as short-term risk increases the potential for long-term gain also increases.

 "Short-term risk" refers to the likely volatility of a fund's total return and its potential for gain or loss over a relatively short time period. "Long-term potential gain" means the expected average annual total return over a relatively long time period, such as 20 years.

GRAPHIC: This graphic shows where each of the funds in the Ultra Series Fund, in addition to other types of investments, fall on a curve that depicts the risk taken for the gain potential. The x-axis is labelled "Long Term Potential for Gains"; the y-axis is labelled "Short Term Risk (Volatility of Returns)."

This curve is not intended to indicate future volatility or performance. It is merely intended to demonstrate the relationship between the ongoing short-term risk and the long-term potential for gain of each portfolio of the Ultra Series Fund relative to other funds and types of investments.

Although each fund expects to pursue its investment objective using its principal investment strategies regardless of market conditions, each fund may invest up to 100% of its assets in money market securities as a defensive tactic in abnormal market conditions.

The preceding fund pages provide descriptions of the general investment strategies and what we believe to be the principal risks of each of the funds. The fund pages do not contain an exhaustive description of all the risks and investment strategies of the funds. Please read each of the fund pages to gain a basic understanding of the funds. For a more detailed description, including non-principal risks, investment strategies, and investment restrictions, please consult the Statement of Additional Information. Also, if there are terms or concepts you do not fully understand, please consult the SAI, other reference material or your registered representative before investing.

              RISKS ASSOCIATED WITH CERTAIN HIGHER RISK SECURITIES

                               FOREIGN SECURITIES

As indicated in the earlier pages, several of the funds may invest in foreign equity and debt securities. Foreign securities are securities that are issued by companies organized outside the U.S. or whose principal operations are outside the U.S., are issued by a foreign government, are principally traded outside of the U.S., or are quoted or denominated in a foreign currency. Equity securities include common stocks, securities convertible into common stocks, preferred stocks, and other securities representing equity interests such as American depository receipts ("ADRs"), European depository receipts ("EDRs") and global depository receipts ("GDRs"). The fund may also invest in debt securities, foreign money market instruments, and other income bearing securities as well as forward foreign currency exchange contracts and other derivative securities and contracts.

Investing in foreign securities involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S. dollar denominated securities. For example, foreign securities are typically subject to:

o    Fluctuations in currency exchange rates.

o    Higher  trading  and  custody  charges   compared  to  securities  of  U.S.
     companies.

o Different accounting and reporting practices than U.S. companies. As a result, it is often more difficult to evaluate financial information from foreign issuers. Also, the laws of some foreign countries limit the information that is made available to investors.

o    Less stringent securities regulations than those of the U.S.

o    Potential political instability.

o Potential economic instability. The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, and industry diversification. Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to economic fluctuations.


Some of the investments will be stocks or bonds of relatively large issuers located or operating in developed countries. Such securities are those generally representative of the companies comprising the Morgan Stanley Capital International, Europe, Australia, and Far East ("EAFE") Stock Index.


                           SMALL CAPITALIZATION STOCKS

Certain funds may also invest in small capitalization stocks and stocks or bonds principally traded in emerging securities markets or of issuers located in or having substantial business operations in emerging economies. The downside of investing in smaller companies is that such investments entail a higher level of risk compared to larger, more established companies. Small capitalization companies often do not have the financial strength needed to do well in difficult economic times. Also, they often sell limited numbers of products, which can make it harder for them to compete with larger companies. As a result, their securities prices may fluctuate more over the short-term, but they have more potential to grow. The emerging economies in which the fund invests are located primarily in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. The small size, inexperience and limited trading volume of the securities markets in certain of these countries may also make investments in such countries more volatile and less liquid than investments in securities traded in markets in Japan and Western European countries.

                                   THE SHARES

                                      OFFER

Currently, each series of shares is divided into two classes - Class C and Class
Z. Class C and Class Z are identical except that Class C shares bear a distribution fee pursuant to a distribution plan, adopted in accordance with Rule 12b-1 under the Act. Both Classes are sold in a continuous offering. This prospectus offers the Class Z shares.

The Ultra Series Fund generally offers Class Z shares to separate accounts of CUNA Mutual Group and to qualified pension and retirement plans of CUNA Mutual Group.

The Ultra Series Fund offers Class C shares to separate accounts of insurance companies and to qualified pension and retirement plans that are not affiliated with CUNA Mutual Group. The fund does not offer its shares directly to the general public.

Investments in the Ultra Series Fund by separate accounts of insurance companies are made through either variable annuity or variable life insurance contracts, together commonly known as variable contracts. Each separate account contains a subaccount that corresponds to a portfolio in the Ultra Series Fund.

       Ultra Series Fund                  Separate Account

       Money Market Fund                  Money Market Subaccount
       Bond Fund                          Bond Subaccount
       Balanced Fund                      Balanced Subaccount
       High Income Fund                   High Income Subaccount
       Growth and Income Stock Fund       Growth and Income Stock Subaccount
       Capital Appreciation Stock Fund    Capital Appreciation Stock Subaccount
       Mid-Cap Stock Fund                 Mid-Cap Stock Subaccount
       Emerging Growth Fund               Emerging Growth Subaccount
       International Stock Fund           International Stock Subaccount
       Global Securities Fund             Global Securities Subaccount


                             PURCHASE AND REDEMPTION


On each day that a Fund's net asset value is calculated, the Ultra Series Fund processes any orders to purchase or redeem shares. Purchase and redemption orders are processed at each fund's net asset value calculated on the day the order is received, although orders may be executed the next morning. Shares are purchased and redeemed at net asset value without the deduction of sales or redemption charges.


For a more detailed description of the procedures for allocating interest in a separate account to a portfolio of the Ultra Series Fund, owners of individual variable contracts should refer to the separate prospectus for their contracts; and participants in qualified pension or retirement plans should refer to their plan documents.

                                    DIVIDENDS

Dividends of the various funds in the Ultra Series Fund are distributed to separate accounts for variable contracts and qualified pension or retirement plans and automatically reinvested in Ultra Series Fund shares.


Dividends from the Money Market Fund are declared and reinvested daily in full and fractional shares of the Money Market Fund.

Dividends of ordinary income from the Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, High Income, International Stock and Global Securities Funds are declared and reinvested quarterly in full and fractional shares. Dividends of capital gains from these are declared and reinvested at least annually in full and fractional shares. In no event will capital gain dividends be declared and paid more frequently than allowed under SEC rules.

The funds' distributions may be subject to federal income tax. An exchange of fund shares may also be treated as a sale of fund shares and any gain on the transaction may be subject to federal income tax.


                             PRICING OF FUND SHARES

The funds' shares are sold and redeemed at the shares' net asset value without sales or redemption charges. Net asset value is computed by adding the total current values of each fund's assets, subtracting all liabilities and dividing by the number of outstanding shares. On each day that net asset value is calculated, the calculation occurs at the earlier of 3:00 p.m. Central Standard Time or the close of regular trading on the New York Stock Exchange.


Net asset values are calculated on any day the New York Stock Exchange is open for business. To the extent the funds have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the funds do not price their shares, the net asset value of the fund's shares may change on days when shareholders will not be able to purchase or redeem the fund's shares.


Federal securities regulations will be followed in case of an emergency that interferes with valuation of shares.

The funds' shares will be purchased and redeemed at their net asset value. Generally, the assets of each fund are valued using market quotations and independent pricing services. If these are not available, the value of the assets of the funds will be based on their "fair value" as determined in accordance with procedures adopted by the Board of Trustees. The assets of the Money Market Fund and other short-term investments having maturities of 60 days or less will be valued at amortized cost. More information about the calculation of net asset value is in the SAI.

                                      TAXES

For federal income tax purposes, each Fund will be treated as a separate entity. Each Fund intends to qualify each year as a "regulated investment company" under the Internal Revenue Code, as amended (the "Code"). By so qualifying, a Fund is not subject to federal income tax to the extent that its net investment income and net realized capital gains are distributed to the separate accounts of insurance companies or to qualified plans. Further, each Fund intends to meet certain diversification requirements applicable to mutual funds underlying variable life insurance and variable annuity contracts.

The Shareholders of the Funds are qualified pension and profit sharing plans and the separate accounts of life insurance companies. Under current law, plan participants and owners of variable life insurance and annuity contracts which have invested in a Fund are not subject to federal income tax on Fund distributions or on gains realized upon the sale or redemption of Fund shares until they are withdrawn from the plan or contracts. For information concerning the federal tax consequences to the purchasers of the variable annuity or variable life insurance contracts, see the prospectus for such contract.

For more information about the tax status of the Funds, see "Taxes" in the SAI.


                          MORE ABOUT ULTRA SERIES FUND

                              PORTFOLIO MANAGEMENT

The investment adviser for the Ultra Series Fund is:


                          MEMBERS Capital Advisors Inc.
                             5910 Mineral Point Road
                             Madison, WI 53701-0391

MEMBERS Capital Advisors (formerly known as CIMCO Inc.) was established on July 6, 1982. It provides investment management of the investment portfolios of CUNA Mutual Group, its "permanent affiliate" CUNA Mutual Life Insurance Company, their subsidiaries and affiliates, and MEMBERS Mutual Funds. MEMBERS Capital Advisors has over $8 billion of assets under management.

MEMBERS Capital Advisors employs a team approach in the management of investments of all the funds. The Money Market, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock Mid-Cap Stock are each managed by teams of portfolio managers employed by MEMBERS Capital Advisors.

MEMBERS Capital Advisors manages the assets of the High Income, Mid-Cap Stock, Emerging Growth, International stock and Global Securities Funds (and may in the future manage other funds) using a "manager of managers" approach under which MEMBERS Capital Advisors may manage some or all of the fund's assets and may allocate some or all of the fund's assets among one or more "specialist" subadvisers. MEMBERS Capital Advisors monitors the performance of each subadviser to the extent that it deems appropriate to achieve a fund's investment objective, reallocates fund assets among its own portfolio management team and individual subadvisers, or recommends to the Ultra Series Fund board that a fund employ or terminate particular subadvisers.

MEMBERS Capital Advisors selects subadvisers based on a continuing quantitative and qualitative evaluation of their skills and proven abilities in managing assets pursuant to a particular investment style. While superior performance is the ultimate goal, short-term performance by itself will not be a significant factor in selecting or terminating subadvisers, and MEMBERS Capital Advisors does not expect frequent changes in subadvisers.

MEMBERS Capital Advisors received an order of the Commission that permits the Ultra Series Fund board to employ particular subadvisers without shareholder approval. If there is a change in subadvisers, you will receive an "information statement" within 90 days of the change. The statement will provide you with relevant information about the reason for the change and information about any new subadvisers.

MEMBERS Capital Advisors has engaged Wellington Management Company, llp ("Wellington Management"), 75 State Street, Boston, Massachusetts, 02109 as sub-adviser for the small-cap portion of the assets within Mid-Cap Stock Fund. Wellington Management became the sub-adviser on May 1, 2000. Wellington Management is a limited liability partnership which traces its origins to 1928. Wellington Management provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions and had over $235 billion in assets under management as of December 31, 1999.

Stephen T. O'Brien, CFA is the Portfolio Manager from Wellington Management primarily responsible for the Mid-Cap Stock Fund. Mr. O'Brien joined Wellington Management in 1983 and has over 28 year of investment experience.

MEMBERS Capital Advisors has engaged Massachusetts Financial Services (MFS), 500 Boylston Street, Boston, Massachusetts 02116-3741 as sub-adviser for the Emerging Growth and High Income Funds. MFS and its predecessor organizations have a history of money management dating from 1924. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada. MFS provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions and had over $163 billion in assets under management as of August 31, 2000.

MEMBERS Capital Advisors has engaged Lazard Asset Management, 30 Rockefeller Plaza, New York, New York 10020 as sub-adviser for the International Stock Fund. Lazard provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions and had over $72 billion in assets under management as of September 27, 2000.

MEMBERS Capital Advisors has engaged Oppenheimer Funds, Inc., Two World Trade Center, 34th Floor, New York, New York 10048-0203 as sub-adviser for the Global Securities Fund. Oppenheimer provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions and had over $131 billion in assets under management as of September 26, 2000.

In addition to providing portfolio management services, MEMBERS Capital Advisors also provides or arranges for the provision of substantially all other services required by the funds. Such services include all administrative, accounting, and legal services, as well as the services of custodians, transfer agents, and dividend disbursing agents.

As payment for its services as the investment adviser, MEMBERS Capital Advisors receives a management fee based upon the assets of each fund. The management fee paid to MEMBERS Capital Advisors is computed and accrued daily and paid monthly, as indicated in the Expenses section.

                                    INQUIRIES

 If you have any questions regarding the Ultra Series Fund, please contact:

                          CUNA Brokerage Services, Inc.
                                2000 Heritage Way
                                Waverly, IA 50677
                                 (800) 798-5500
                                 (319) 352-4090


                              FINANCIAL HIGHLIGHTS


The financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions. The High Income, Emerging Growth, International Stock and Global Securities Funds do not have a calendar year of performance and therefore do not appear in the financial highlights. The financial highlights for the period ended June 30, 2000, are unaudited. The financial highlights for the year ended December 31, 1999 have been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund's financial statements, are included in the SAI or annual report, which are available upon request. The financial highlights for periods ended December 31, 1998 and prior have been audited by KPMG LLP.

                                MONEY MARKET FUND
                              Financial Highlights
                       Six Months Ended June 30, 2000 and
                           the Year Ended December 31
                                   (Unaudited)


(For a share outstanding throughout
the period):                                     2000        1999       1998        1997       1996       1995

Net Asset Value, Beginning of Period            $1.00      $1.00       $1.00       $1.00      $1.00      $1.00
                                             --------------------------------------------------------------------

  Income from Investment Operations

   Net Investment Income***                      0.03        0.05       0.05        0.05       0.05       0.05
                                             --------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income     (0.03)      (0.05)     (0.05)      (0.05)     (0.05)     (0.05)
                                             --------------------------------------------------------------------

Net Asset Value, End of Period                  $1.00       $1.00      $1.00       $1.00      $1.00      $1.00
=================================================================================================================

Total Return*                                    2.78%       4.69%      5.00%       5.01%      4.72%      5.21%
=================================================================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)      $86,054     $82,646    $56,416     $41,170    $21,011    $11,374

Ratio of Expenses to Average Net Assets**        0.45%       0.45%      0.45%       0.50%      0.65%      0.65%

Ratio of Net Investment Income to Average
  Net Assets                                     5.56%       4.72%      4.99%       5.05%      4.74%      5.17%

=================================================================================================================


For the Money Market Fund, the "seven-day average" yield for the seven days ended June 30, 2000, was 6.18% and the "effective" yield for that period was 6.37% (unaudited).

* These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

** During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.51%, 0.67% and 0.73% for 1997, 1996 and 1995, respectively.

***  Based on average shares outstanding during year.

See accompanying notes to financial statements.



                                    BOND FUND
                              Financial Highlights
                       Six Months Ended June 30, 2000 and
                           the Year Ended December 31
                                   (Unaudited)



(For a share outstanding throughout
the period):                                     2000        1999       1998        1997       1996       1995

Net Asset Value, Beginning of Period           $10.05      $10.57     $10.54      $10.33     $10.63      $9.67
                                             --------------------------------------------------------------------

  Income from Investment Operations

   Net Investment Income***                      0.35        0.62       0.63        0.54       0.65       0.60

   Net Realized and Unrealized Gain (Loss)
    on Investments                              (0.10)      (0.54)      0.02        0.20      (0.28)      0.96
                                             --------------------------------------------------------------------

  Total from Investment Operations               0.25        0.08       0.65        0.74       0.37       1.56

                                             --------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income     (0.16)      (0.60)     (0.62)      (0.51)     (0.64)     (0.59)

   Distributions from Realized Capital Gains    (0.00)      (0.00)     (0.00)      (0.02)     (0.03)     (0.01)
                                             --------------------------------------------------------------------



  Total Distributions                           (0.16)      (0.60)     (0.62)      (0.53)     (0.67)     (0.60)
                                             --------------------------------------------------------------------



Net Asset Value, End of Period                 $10.14      $10.05     $10.57      $10.54     $10.33     $10.63
=================================================================================================================

Total Return*                                    2.58%       0.73%      6.18%       7.45%      2.86%     16.37%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s
Omitted)                                     $281,617    $250,485   $228,281    $188,840    $26,572    $13,725

Ratio of Expenses to Average Net
Assets**                                         0.55%       0.55%      0.55%       0.56%      0.65%      0.65%

Ratio of Net Investment Income to
Average
  Net Assets                                     6.98%       5.92%      5.94%       6.50%      6.25%      6.08%

Portfolio Turnover Rate                        331.77%     713.52%    142.98%      30.71%     25.67%     14.74%
=================================================================================================================


* These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

** During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.57%, 0.67% and 0.68% for 1997, 1996 and 1995, respectively.

***  Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                  BALANCED FUND
                              Financial Highlights
                       Six Months Ended June 30, 2000 and
                           the Year Ended December 31
                                   (Unaudited)



(For a share outstanding throughout
the period):                                     2000        1999       1998        1997       1996       1995

Net Asset Value, Beginning of Period           $20.44      $18.74     $17.02      $15.29     $14.63     $12.90
                                             --------------------------------------------------------------------

  Income from Investment Operations

   Net Investment Income***                      0.34        0.56       0.57        0.62       0.58       0.55

   Net Realized and Unrealized Gain
(Loss)
    on Investments                               0.27        2.14       1.72        1.93       0.98       2.29
                                             --------------------------------------------------------------------

  Total from Investment Operations               0.61        2.70       2.29        2.55       1.56       2.84
                                             --------------------------------------------------------------------

  Distributions

   Distributions from Net Investment
Income                                          (0.17)      (0.53)     (0.57)      (0.63)     (0.58)     (0.55)

   Distributions from Realized Capital Gains    (0.11)      (0.47)        --       (0.19)     (0.32)     (0.56)
                                             --------------------------------------------------------------------

  Total Distributions                           (0.28)      (1.00)     (0.57)      (0.82)     (0.90)     (1.11)
                                             --------------------------------------------------------------------

Net Asset Value, End of Period                 $20.77      $20.44     $18.74      $17.02     $15.29     $14.63
=================================================================================================================

Total Return*                                    3.00%      14.49%     13.40%      16.87%     10.79%     22.27%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)     $642,486    $603,136   $449,992    $309,804   $194,725   $110,969

Ratio of Expenses to Average Net Assets**        0.70%       0.70%      0.70%       0.68%      0.65%      0.65%

Ratio of Net Investment Income to Average
  Net Assets                                     3.28%       2.83%      3.20%       3.81%      3.91%      4.03%

Portfolio Turnover Rate                        141.38%     269.00%     78.71%      21.15%     33.48%     36.68%

=================================================================================================================


* These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

** During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.69%, 0.65% and 0.68% for 1997, 1996 and 1995, respectively.

***  Based on average shares outstanding during year.

See accompanying notes to financial statements.


                          GROWTH AND INCOME STOCK FUND
                              Financial Highlights
                       Six Months Ended June 30, 2000 and
                           the Year Ended December 31
                                   (Unaudited)



(For a share outstanding throughout
the period):                                     2000        1999       1998        1997       1996       1995

Net Asset Value, Beginning of Period           $33.58      $30.56     $27.20      $21.32     $18.20     $15.06
                                             --------------------------------------------------------------------
Income from Investment Operations

Net Investment Income***                         0.17        0.34       0.34        0.31       0.34       0.37

Net Realized and Unrealized Gain (Loss)
on Investments                                   0.60        5.12       4.52        6.36       3.93       4.37
                                             --------------------------------------------------------------------

Total from Investment Operations                 0.77        5.46       4.86        6.67       4.27       4.74
                                             --------------------------------------------------------------------

  Distributions

   Distributions from Net Investment
Income                                          (0.09)      (0.32)     (0.34)      (0.32)     (0.34)     (0.37)

   Distributions from Realized
Capital Gains                                   (0.12)      (2.12)     (1.16)      (0.47)     (0.81)     (1.23)
                                             --------------------------------------------------------------------

  Total Distributions                           (0.21)      (2.44)     (1.50)      (0.79)     (1.15)     (1.60)
                                             --------------------------------------------------------------------

Net Asset Value, End of Period                 $34.14      $33.58     $30.56      $27.20     $21.32     $18.20
=================================================================================================================

Total Return*                                    2.29%      17.95%     17.92%      31.42%     22.02%     31.75%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)   $1,158,733  $1,098,330   $833,174    $590,135   $232,841   $102,138

Ratio of Expenses to Average Net Assets**        0.60%       0.60%      0.60%       0.61%      0.65%      0.65%

Ratio of Net Investment Income to Average
  Net Assets                                     0.99%       0.99%      1.17%       1.39%      1.78%      2.28%

Portfolio Turnover Rate                         11.87%      20.13%     17.69%      20.39%     40.55%     57.80%

=================================================================================================================


* These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

** During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.61%, 0.65% and 0.69% for 1997, 1996 and 1995, respectively.

***  Based on average shares outstanding during year.

See accompanying notes to financial statements.


                         CAPITAL APPRECIATION STOCK FUND
                              Financial Highlights
                       Six Months Ended June 30, 2000 and
                           the Year Ended December 31
                                   (Unaudited)



(For a share outstanding throughout
the period):                                     2000        1999       1998        1997       1996       1995

Net Asset Value, Beginning of Period           $25.59      $22.19     $18.85      $14.60     $12.51      $9.97
                                             --------------------------------------------------------------------
  Income from Investment Operations

   Net Investment Income***                      0.01        0.02       0.06        0.07       0.13       0.14

   Net Realized and Unrealized Gain
(Loss)
    on Investments                               0.83        5.55       3.87        4.52       2.55       2.91
                                             --------------------------------------------------------------------

  Total from Investment Operations               0.84        5.57       3.93        4.59       2.68       3.05
                                             --------------------------------------------------------------------
  Distributions

   Distributions from Net Investment
Income                                          (0.00)      (0.02)     (0.06)      (0.07)     (0.13)     (0.14)

   Distributions from Realized
Capital Gains                                   (0.28)      (2.15)     (0.53)      (0.27)     (0.46)     (0.37)
                                             --------------------------------------------------------------------

  Total Distributions                           (0.28)      (2.17)     (0.59)      (0.34)     (0.59)     (0.51)
                                             --------------------------------------------------------------------

Net Asset Value, End of Period                 $26.15      $25.59     $22.19      $18.85     $14.60     $12.51
=================================================================================================================

Total Return*                                    3.26%      25.19%     20.90%      31.57%     21.44%     30.75%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)     $878,670    $839,134   $630,373    $456,194    $98,674    $38,117

Ratio of Expenses to Average Net Assets**        0.80%       0.80%      0.80%       0.82%      0.65%      0.65%

Ratio of Net Investment Income to
Average  Net Assets                              0.06%       0.10%      0.31%       0.70%      0.96%      1.37%

Portfolio Turnover Rate                          9.32%      38.38%     18.67%      17.06%     49.77%     61.32%

=================================================================================================================


* These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

** During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.83%, 0.66% and 0.75% for 1997, 1996 and 1995, respectively.

***  Based on average shares outstanding during year.

See accompanying notes to financial statements.

                               MID-CAP STOCK FUND
                              Financial Highlights
                       Six Months Ended June 30, 2000 and
                          the Period Ended December 31
                                   (Unaudited)



(For a share outstanding throughout
the period)                                     2000        1999 1

Net Asset Value, Beginning of Period           $11.15      $10.00
                                             -----------------------
  Income from Investment Operations

   Net Investment Income****                     0.01        0.03

   Net Realized and Unrealized Gain
(Loss)
    on Investments                               0.72        1.34
                                             -----------------------
  Total from Investment Operations               0.73        1.37
                                             -----------------------
  Distributions

   Distributions from Net Investment
Income                                          (0.01)      (0.02)

   Distributions from Realized
Capital Gains                                   (0.01)      (0.20)
                                             -----------------------

  Total Distributions                           (0.02)      (0.22)
                                             -----------------------

Net Asset Value, End of Period                 $11.86      $11.15
====================================================================

Total Return*                                    6.56%      13.68%**
====================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)      $40,921     $26,479

Ratio of Expenses to Average Net Assets          0.78%       1.00%***

Ratio of Net Investment Income to Average
  Net Assets                                     0.11%       0.39%***

Portfolio Turnover Rate                         35.04%      35.55%

====================================================================

* These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

**   Not annualized.

***  Annualized.

**** Based on average shares outstanding during period.


1 Commenced operations May 1, 1999.

See accompanying notes to financial statements.

The following documents contain more information about the funds and are available free upon request:

Statement  of  Additional   Information  (SAI).  The  SAI  contains   additional
information about all aspects of the funds. A current SAI has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

Annual and Semiannual Reports. The funds' annual and semiannual reports provide additional information about the funds' investments. The annual report contains a discussion of the market conditions and investment strategies that significantly affected each fund's performance during the last fiscal year.

Requesting Documents. You may request copies of these documents, ask questions about your account, or request further information about the funds either by contacting your broker or by contacting the funds at:

                                Ultra Series Fund
                       CUNA Mutual Life Insurance Company
                                2000 Heritage Way
                                Waverly, IA 50677
                                 (800) 798-5500

Public Information. You can review and copy information about the funds, including the SAI, at the Securities and Exchange Commission's Public Reference Room in Washington D.C. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Reports and other information about the funds also are available on the Commission's Internet site at http://www.sec.gov. You may obtain copies of this information, upon payment of a duplicating fee, by writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

The Funds are available to the public only through the purchase of:

(1) Class Z Shares by certain individual variable life insurance contracts or variable annuity contracts;

(2) Class Z Shares by certain group variable annuity contracts for qualified pension and retirement plans; or

(3)  Class C Shares directly by qualified pension and retirement plans.

When used in connection with individual variable annuity contracts or variable life insurance contracts, this Prospectus must be accompanied by prospectuses for those contracts. When distributed to qualified pension and retirement plans or to participants of such plans, this Prospectus may be accompanied by disclosure materials relating to such plans which should be read in conjunction with this Prospectus.



                                                     Investment Company File No.
                                                                        811-4815

                       STATEMENT OF ADDITIONAL INFORMATION

                                ULTRA SERIES FUND
                                2000 HERITAGE WAY
                               WAVERLY, IOWA 50677
                                 (319) 352-4090


This is not a prospectus. This statement of additional information should be read in conjunction with the Ultra Series Fund prospectus dated October 31, 2000 which is incorporated by reference.


The prospectus contains information that an investor should know before investing. For a copy of the most recent prospectus, call or write CUNA Brokerage Services, Inc., 2000 Heritage Way, Waverly, Iowa 50677, (319) 352-4090, (800) 798-5500.


                                OCTOBER 31, 2000

TABLE OF CONTENTS                                                          PAGE

General Information...........................................................1


Investment Practices..........................................................1
         Lending Portfolio Securities.........................................1
         Restricted Securities................................................2
         ForeignTransactions..................................................2
         Put and Call Options.................................................9
         Financial Futures and Related Options...............................10
         Stock Index Futures and Related Options.............................11
         Bond Fund Practices.................................................12
         Lower-Rated Corporate Debt Securities...............................13
         Other Debt Securities...............................................14
         Foreign Government Securities.......................................15
         Convertible Securities..............................................16
         Repurchase Agreements...............................................16
         Reverse Repurchase Agreements.......................................17
         U.S. Government Securities..........................................17
         Mortgage-Backed and Asset-Backed Securities.........................18
         Other Securities Related to Mortgages...............................19
         Forward Commitment and When-Issued Securities.......................22

Investment Limitations.......................................................22

Portfolio Turnover...........................................................24

Management of the Fund.......................................................25
         Officers and Trustees...............................................25
         Trustees Compensation...............................................27
         Substantial Shareholders............................................27
         Beneficial Owners...................................................27
         Code of Ethics......................................................27

The Investment Adviser.......................................................28

Management Agreements with Subadvisers.......................................30
         The Subadviser for the High Income Fund.............................30
         The Subadviser for the Mid-Cap Stock Fund...........................30
         The Subadviser for the Emerging Growth Fund.........................30
         The Subadviser for the International Stock Fund.....................30
         The Subadviser for the Global Securities Fund.......................30

Expenses of the Fund.........................................................31

Distribution Plan and Agreement..............................................32

Transfer Agent...............................................................33

Custodian....................................................................33

Independent Accountants......................................................32

Brokerage....................................................................33

How Securities Are Offered...................................................35
         Shares Of Beneficial Interest.......................................35
         Limitation of Trustee and Officer Liability.........................35
         Limitation of Interseries Liability.................................36

Net Asset Value of Shares....................................................37
         Money Market Fund...................................................37
         Bond, Balanced, High Income, Growth and Income Stock,
          Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth,
          International Stock, and Global Securities Funds...................38

Dividends, Distributions and Taxes...........................................39
         Options and Futures Transactions....................................40
         Straddles...........................................................41
         Distributor.........................................................42

Calculation of Yields and Total Returns......................................42
         Money Market Fund Yields............................................43
         Other Fund Yields...................................................44
         Average Annual Total Returns........................................45
         Other Total Returns.................................................45

Financial Statements.........................................................46

                               GENERAL INFORMATION


The Ultra Series Fund is an investment company consisting of ten separate investment portfolios or funds (each, a "Fund") each of which has a different investment objective. Each Fund is a diversified, open-end management investment company, commonly known as a mutual fund. The ten Funds are Money Market, Bond, Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities. The Ultra Series Fund was organized under the laws of the Commonwealth of Massachusetts on September 16, 1983, and is a Massachusetts Business Trust. Under Massachusetts's law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the Ultra Series Fund. The Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Ultra Series Fund and requires that notice of such disclaimer be given in each instrument entered into or executed by the Ultra Series Fund. The Declaration of Trust provides for indemnification out of the Ultra Series Fund property for any shareholder held personally liable for the obligations of the Ultra Series Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Ultra Series Fund itself would be unable to meet its obligations.


                              INVESTMENT PRACTICES


The Ultra Series Fund is a diversified open-end management investment company consisting of ten investment portfolios or funds, each with its own investment objective and policies. The Ultra Series Fund Prospectus describes the investment objective and policies of each of the ten Funds. The following information is provided for those investors wishing to have more comprehensive information than that contained in the Prospectus. Within the past year, no Fund has employed any of the following practices: lending of portfolio securities, investing in restricted securities, investing in options, financial futures, stock index futures and related options. Except for the High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds (as described below), no Fund has a current intention of employing these practices in the foreseeable future.


If the Ultra Series Fund enters into futures contracts or call options thereon, reverse repurchase agreements, firm commitment agreements or standby commitment agreements, the Ultra Series Fund will obtain approval from the Board of Trustees to establish a segregated account with the custodian of the Ultra Series Fund. The segregated account will hold liquid assets such as cash, U.S. government assets and high-grade debt obligations. The cash value of the segregated account will be not less than the market value of the futures contracts and call options thereon, reverse repurchase agreements, firm commitment agreements and standby commitment agreements.

Lending Portfolio Securities

All Funds, except the Money Market Fund, may lend portfolio securities. Such loans will be made only in accordance with guidelines established by the Trustees and on the request of broker-dealers or institutional investors deemed qualified, and only when the borrower agrees to maintain cash or securities as collateral with the Fund equal at all times to at least 100% of the value of the securities. The Fund will continue to receive interest or dividends on the securities loaned and will, at the same time, earn an agreed-upon amount of interest on the collateral which will be invested in readily marketable short-term obligations of high quality. The Fund will retain the right to call the loaned securities and intends to call loaned voting securities if important shareholder meetings are imminent. Such security loans will not be made if, as a result, the aggregate of such loans exceeds 30% of the value of the Fund's assets. The Fund may terminate such loans at any time. While there may be delays in recovery of loaned securities or even a loss of rights in collateral supplied should the borrower fail financially, loans will be made only to firms deemed by the Investment Adviser or SubAdviser to be in good standing and will not be made unless, in the judgment of the Investment Adviser or SubAdviser, the consideration to be earned from such loans would justify the risk.

Restricted Securities


Each Fund, except the Money Market, High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds, may invest up to 10% of its net assets in restricted securities. The High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds may invest up to 15% of the Fund's net assets in restricted securities. Securities regulations limit the resale of restricted securities which have been acquired through private placement transactions, directly from the issuer or from security holders, generally at higher yields or on terms more favorable to investors than comparable publicly traded securities. Privately placed securities are often not readily marketable and ordinarily can be sold only in privately negotiated transactions to a limited number of purchasers or in public offerings made pursuant to an effective registration statement under the Securities Act of 1933. Private or public sales of such securities by the Fund may involve significant delays and expense. Private sales require negotiations with one or more purchasers and generally produce less favorable prices than the sale of comparable unrestricted securities. Public sales generally involve the time and expense of preparing and processing a registration statement under the Securities Act of 1933 and may involve the payment of underwriting commissions; accordingly, the proceeds may be less than the proceeds from the sale of securities of the same class which are freely marketable. Restricted securities in each Fund will be valued at fair value as determined in good faith by or at the direction of the Trustees for purposes of determining the Fund's Net Asset Value. Such securities, when possible, will be valued on a comparative basis to securities with similar characteristics for which market prices are available.

Foreign Transactions

Foreign Securities. All Funds may invest in foreign securities. Except for the High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds, no Fund will invest more than 10% of its total assets in foreign securities. ADRs are not considered foreign securities for this purpose. However, the Growth and Income Stock, and Capital Appreciation Stock Funds may invest up to 25% of assets, and the Balanced Fund may invest up to 15% of assets in American Depository Receipts and foreign securities. The High Income, Mid-Cap Stock, and Emerging Growth, may invest up to 25% of the Fund's total assets in foreign securities and has no limitations on ADRs.

The International Stock and Global Securities Funds may invest up to 100% of the Fund's total assets in foreign securities.

Foreign securities means securities that are: (1) issued by companies organized outside the U.S. or whose principal operations are outside the U.S. ("foreign issuers"), (2) issued by foreign governments or their agencies or instrumentalities (also "foreign issuers"), (3) principally traded outside of the U.S., or (4) quoted or denominated in a foreign current ("non-dollar securities").

Foreign securities may offer potential benefits that are not available from investments exclusively in securities of domestic issuers or dollar denominated securities. Such benefits may include the opportunity to invest in foreign issuers that appear to offer better opportunity for long-term capital appreciation or current earnings than investments in domestic issuers, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the U.S. and the opportunity to invest in foreign securities markets that do not necessarily move in a manner parallel to U.S. markets.

Investing in foreign securities involves significant risks that are not typically associated with investing in U.S. dollar denominated securities or in securities of domestic issuers. Such investments may be affected by changes in currency exchange rates, changes in foreign or U.S. laws or restrictions applicable to such investments and in exchange control regulations (e.g., currency blockage). Some foreign stock markets may have substantially less volume than, for example, the New York Stock Exchange and securities of some foreign issuers may be less liquid than securities of comparable domestic issuers. Commissions and dealer mark-ups on transactions in foreign investments may be higher than for similar transactions in the U.S. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, on certain occasions, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic companies. There may be less publicly available information about a foreign issuer than about a domestic one. In addition, there is generally less government regulation of stock exchanges, brokers, and listed and unlisted issuers in foreign countries than in the U.S. Furthermore, with respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, imposition of withholding taxes on dividend or interest payments, limitations on the removal of funds or other assets of the fund making the investment, or political or social instability or diplomatic developments which could affect investments in those countries.

Investments in short-term debt obligations issued either by foreign issuers or foreign financial institutions or by foreign branches of U.S. financial institutions (collectively, "foreign money market securities") present many of the same risks as other foreign investments. In addition, foreign money market securities present interest rate risks similar to those attendant to an investment in domestic money market securities.

Investments in ADRs, EDRs and GDRs. Many securities of foreign issuers are represented by American depository receipts ("ADRs"), European depository receipts ("EDRs") and global depository receipts ("GDRs"). Each of the funds may invest in ADRs, and each of the funds other than the Money Market Fund may invest in GDRs and EDRs.

ADRs are receipts typically issued by a U.S. financial institution or trust company which represent the right to receive securities of foreign issuers deposited in a domestic bank or a foreign correspondent bank. Prices of ADRs are quoted in U.S. dollars, and ADRs are traded in the U.S. on exchanges or over-the-counter and are sponsored and issued by domestic banks. In general, there is a large, liquid market in the U.S. for ADRs quoted on a national securities exchange or the NASD's national market system. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

EDRs and GDRs are receipts evidencing an arrangement with a non-U.S. bank similar to that for ADRs and are designed for use in non-U.S. securities markets. EDRs are typically issued in bearer form and are designed for trading in the European markets. GDRs, issued either in bearer or registered form, are designed for trading on a global basis. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Depository receipts do not eliminate all the risk inherent in investing in the securities of foreign issuers. To the extent that a fund acquires depository receipts through banks which do not have a contractual relationship with the foreign issuer of the security underlying the receipt to issue and service such depository receipts, there may be an increased possibility that the fund would not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer in a timely manner. The market value of depository receipts is dependent upon the market value of the underlying securities and fluctuations in the relative value of the currencies in which the receipts and the underlying are quoted. In addition, the lack of information may result in inefficiencies in the valuation of such instruments. However, by investing in depository receipts rather than directly in the stock of foreign issuers, a fund will avoid currency risks during the settlement period for either purchases or sales.

Investments in Emerging Markets. The Emerging Growth, High Income, International Stock and Global Securities Funds may invest in securities of issuers located in countries with emerging economies and/or securities markets. These countries are located in the Asia Pacific region, Eastern Europe, Central and South America and Africa. Political and economic structures in many of these countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of these countries may have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of private companies. As a result, the risks of foreign investment generally, including the risks of nationalization or expropriation of assets, may be heightened. In addition, unanticipated political or social developments may affect the values of a fund's investments in those countries and the available to the fund of additional investments in those countries.

The small size and inexperience of the securities markets in certain of these countries and the limited volume of trading in securities in those countries may also make the High Income, International Stock and Global Securities Funds' investments in such countries illiquid and more volatile than investments in Japan or most Western European countries, and these funds may be required to establish special custody or other arrangements before making certain investments in those countries. There may be little financial or accounting information available with respect to issuers located in certain of such countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers.

A fund's purchase or sale of portfolio securities in certain emerging markets may be constrained by limitations as to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on aggregate trading volume by or holdings of a fund, MEMBERS Capital Advisors, Inc. (formerly known as CIMCO Inc.) or its affiliates, a subadviser and its affiliates, and each person's respective clients and other service providers. A fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in certain emerging securities markets is restricted or controlled to varying degrees that may limit investment in such countries or increase the administrative cost of such investments. For example, certain Asian countries require government approval prior to investments by foreign persons or limit investment by foreign persons to a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of such company available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a fund.

Settlement procedures in emerging markets are frequently less developed and reliable than those in the U.S. and may involve a fund's delivery of securities before receipt of payment for their sale. In addition, significant delays are common in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a fund to value its portfolio assets and could cause a fund to miss attractive investment opportunities, to have its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities that the fund has delivered or due to the fund's inability to complete its contractual obligations.

Currently, there is no market or only a limited market for many management techniques and instruments with respect to the currencies and securities markets of emerging market countries. Consequently, there can be no assurance that suitable instruments for hedging currency and market related risks will be available at the times when the Investment Adviser of the fund wishes to use them.

Foreign Currency Transactions Generally. Because investment in foreign issuers will usually involve currencies of foreign countries, and because the High Income, Emerging Growth, International Stock and Global Securities Funds may have currency exposure independent of their securities positions, the value of the assets of these funds, as measured in U.S. dollars, will be affected by changes in foreign currency exchange rates.

An issuer of securities purchased by a fund may be domiciled in a country other than the country in whose currency the instrument is denominated or quoted. The High Income, Emerging Growth, International Stock and Global Securities Funds may also invest in securities quoted or denominated in the European Currency Unit ("ECU"), which is a "basket" consisting of specified amounts of the currencies of certain of the twelve member states of the European Economic Community. The specific amounts of currencies comprising the ECU may be adjusted by the Council of Ministers of the European Economic Community from time to time to reflect changes in relative values of the underlying currencies. In addition, these two funds may invest in securities quoted or denominated in other currency "baskets."

Currency exchange rates may fluctuate significantly over short periods of time causing, along with other factors, a fund's NAV to fluctuate as well. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the U.S. or abroad. The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. To the extent that a substantial portion of a fund's total assets, adjusted to reflect the fund's net position after giving effect to currency transactions, is denominated or quoted in the currencies of foreign countries, the fund will be more susceptible to the risk of adverse economic and political developments within those countries.

In addition to investing in securities denominated or quoted in a foreign currency, certain of the funds may engage in a variety of foreign currency management techniques. These funds may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the fund's Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date, based on anticipated changes in the relevant exchange rate. The funds will incur costs in connection with conversions between various currencies.

Forward Foreign Currency Exchange  Contracts.  The Emerging Growth, High Income,
International Stock and Global Securities Funds may each purchase or sell forward foreign currency exchange contracts for defensive or hedging purposes when the fund's Investment Adviser anticipates that the foreign currency will appreciate or depreciate in value, but securities denominated or quoted in that currency do not present attractive investment opportunities and are not held in the fund's portfolio. In addition, these two funds may enter into forward foreign currency exchange contracts in order to protect against anticipated changes in future foreign currency exchange rates and may engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted if the fund's Investment Adviser determines that there is a pattern of correlation between the two currencies.

These three funds may enter into contracts to purchase foreign currencies to protect against an anticipated rise in the U.S. dollar price of securities it intends to purchase. They may enter into contracts to sell foreign currencies to protect against the decline in value of its foreign currency denominated or quoted portfolio securities, or a decline in the value of anticipated dividends from such securities, due to a decline in the value of foreign currencies against the U.S. dollar. Contracts to sell foreign currency could limit any potential gain which might be realized by a fund if the value of the hedged currency increased.

If a fund enters into a forward foreign currency exchange contract to buy foreign currency for any purpose, the fund will be required to place cash or liquid high grade debt securities in a segregated account with the fund's custodian in an amount equal to the value of the fund's total assets committed to the consummation of the forward contract. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the segregated account so that the value of the account will equal the amount of the fund's commitment with respect to the contract.

Forward contracts are subject to the risk that the counterparty to such contract will default on its obligations. Since a forward foreign currency exchange contract is not guaranteed by an exchange or clearinghouse, a default on the contract would deprive a fund of unrealized profits, transaction costs or the benefits of a currency hedge or force the fund to cover its purchase or sale commitments, if any, at the current market price. A fund will not enter into such transactions unless the credit quality of the unsecured senior debt or the claims-paying ability of the counterparty is considered to be investment grade by the fund's Investment Adviser.

Options on Foreign Currencies. The High Income, Emerging Growth, International Stock and Global Securities Funds may also purchase and sell (write) put and call options on foreign currencies for the purpose of protecting against declines in the U.S. dollar value of foreign portfolio securities and anticipated dividends on such securities and against increases in the U.S. dollar cost of foreign securities to be acquired. These funds may use options on currency to cross-hedge, which involves writing or purchasing options on one currency to hedge against changes in exchange rates for a different currency, if there is a pattern of correlation between the two currencies. As with other kinds of option transactions, however, the writing of an option on foreign currency will constitute only a partial hedge, up to the amount of the premium received. A fund could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may constitute an effective hedge against exchange rate fluctuations; however, in the event of exchange rate movements adverse to a fund's position, the fund may forfeit the entire amount of the premium plus related transaction costs. In addition, these funds may purchase call or put options on currency to seek to increase total return when the fund's Investment Adviser anticipates that the currency will appreciate or depreciate in value, but the securities quoted or denominated in that currency do not present attractive investment opportunities and are not held in the fund's portfolio. When purchased or sold to increase total return, options on currencies are considered speculative. Options on foreign currencies to be written or purchased by these funds will be traded on U.S. and foreign exchanges or over-the-counter. See "Stock Index Futures and Related Options" above for a discussion of the liquidity risks associated with options transactions.

Special Risks Associated With Options on Currency. An exchange traded options position may be closed out only on an options exchange which provides a secondary market for an option of the same series. Although a fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time. For some options no secondary market on an exchange may exist. In such event, it might not be possible to effect closing transactions in particular options, with the result that a fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the sale of underlying securities pursuant to the exercise of put options. If a fund as a covered call option writer is unable to effect a closing purchase transaction in a secondary market, it will not be able to see the underlying currency (or security quoted or denominated in that currency) until the option expires or it delivers the underlying currency upon exercise.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain of the facilities of the Options Clearing Corporation inadequate, and thereby result in the institution by an exchange of special procedures which may interfere with the timely execution of customers' orders.

The High Income Fund, International Stock and Global Securities Fund may each purchase and write over-the-counter options to the extent consistent with its limitation on investments in restricted securities. Trading in over-the-counter options is subject to the risk that the other party will be unable or unwilling to close-out options purchased or written by the fund.

The amount of the premiums which a fund may pay or receive may be adversely affected as new or existing institutions, including other investment companies, engage in or increase their option purchasing and writing activities.

Interest Rate Swaps, Currency Swaps and Interest Rate Caps, Floors and Collars. The High Income, International Stock and Global Securities Fund may each enter into interest rate and currency swaps for hedging purposes and to seek to increase total return. The High Income Fund may also enter into special interest rate swap arrangements such as caps, floors and collars for both hedging purposes and to seek to increase total return. The High Income Fund typically uses interest rate swaps to shorten the effective duration of its portfolio. Interest rate swaps involve the exchange by the High Income Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. Currency swaps involve the exchange by the funds with another party of their respective rights to make or receive payments in specified currencies. The purchase of an interest rate cap entitles the purchaser to receive from the seller of the cap payments of interest on a notional amount equal to the amount by which a specified index exceeds a stated interest rate. The purchase of an interest rate floor entitles the purchaser to receive from the seller of the floor payments of interest on a notional amount equal to the amount by which a specified index falls below a stated interest rate. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a stated range of interest rates. Since interest rate swaps, currency swaps and interest rate caps, floors and collars are individually negotiated, these three funds expect to achieve an acceptable degree of correlation between their portfolio investments and their interest rate or currency swap positions entered into for hedging purposes.

The High Income Fund only enters into interest rate swaps on a net basis, which means the two payment streams are netted out, with the fund receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps do not involve the delivery of securities, or underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the fund is contractually obligated to make. If the other party to an interest rate swap defaults, the fund's risk of loss consists of the net amount of interest payments that the fund is contractually entitled to receive. In contrast, currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for the other designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The Trust maintains in a segregated account with its custodian, cash or liquid securities equal to the net amount, if any, of the excess of each fund's obligations over its entitlements with respect to swap transactions. Neither fund enters into swap transactions unless the unsecured commercial paper, senior debt or claims paying ability of the other party is considered investment grade by such fund's Investment Adviser.

The use of interest rate and currency swaps (including caps, floors and collars) is a highly specialized activity which involves investment techniques and risks different from those associated with traditional portfolio securities activities. If the fund's Investment Adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of the High Income Fund, International Stock or Global Securities Fund would be less favorable than it would have been if this investment technique were not used.

Inasmuch as swaps are entered into for good faith hedging purposes or are offset by a segregated account as described below, neither fund's Investment Adviser believe that swaps constitute senior securities as defined in the Act and, accordingly, will not treat swaps as being subject to such fund's borrowing restrictions. An amount of cash or liquid, high grade debt securities having an aggregate net asset value at least equal to the entire amount of the payment stream payable by the fund will be maintained in a sewed account by the fund's custodian. A fund will not enter into any interest rate swap (including caps, floors and collars) or currency swap unless the credit quality of the unsecured senior debt or the claim paying ability of the other party thereto is considered to be investment grade by the fund's Investment Adviser. If there is a default by the other party to such a transaction, the fund will have contractual remedies pursuant to the agreement, related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid comparison with the markets for other similar instruments which are traded in the interbank market. Nevertheless, the staff of the Commission takes the position that currency swaps are illiquid investments subject to these funds' 15% limitation on such investments.


Put and Call Options

All Funds, except the Money Market Fund, may engage in the purchase, sale and covered writing of put and call options that are traded on U.S. exchanges and boards of trade. A call option is a contract (generally having a duration of nine months or less) pursuant to which the purchaser of the call option in return for a premium paid, has the right to buy the security or instrument underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option, who receives the premium, has the obligation, upon exercise of the option, to deliver the underlying security or instrument against payment of the exercise price during the option period. A put option is a similar contract which gives the purchaser of the put option, in return for a premium, the right to sell the underlying security or instrument at a specified price during the term of the option. The writer of the put, who receives the premium, has the obligation to buy the underlying security or instrument, upon exercise, at the exercise price during the option period.

The writing of a call option is "covered" if the Fund owns the underlying security or instrument covered by the call or has an absolute and immediate right to acquire that security or instrument without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities or instruments held in its portfolio. The writing of a call option is also covered if the Fund holds a call on an equivalent amount of the same security or instrument as the call written where the exercise price of the call held is equal to or less than the exercise price of the call written or greater than the exercise price of the call written if the difference is maintained by the Fund in cash, U.S. Treasury bills or other high grade short-term obligations in a segregated account with its custodian. The writing of a put option is "covered" if the Fund maintains cash, U.S. Treasury bills or other high grade short-term obligations with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on an equivalent amount of the same security or instrument as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written. The premium paid by the purchaser of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security or instrument, the remaining term of the option, supply and demand, and interest rates.

If the writer of an option wishes to terminate his obligation, he may effect a "closing purchase transaction." This is accomplished by buying an option of the same kind as the option previously written. The effect of the purchase is that the clearing corporation will cancel the writer's position. However, a writer may not effect a closing purchase transaction after it has been notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate his position by effecting a "closing sale transaction." This is accomplished by selling an option of the same kind as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

Effecting a closing transaction in the case of a written call option will permit the Fund to write another call option on the underlying security or instrument with either a different exercise price or expiration date or both, or in the case of a written put option will permit the Fund to write another put option to the extent that the exercise price thereof is secured by deposited cash or short-term securities. Also, effecting a closing transaction will permit the cash or proceeds from the concurrent sale of any securities or instruments subject to the option to be used for other Fund investments. If the Fund desires to sell a particular security or instrument from its portfolio on which it has written a call option, it will effect a closing transaction prior to or concurrent with the sale of the security or instrument.

The Fund may write put and call options only if they are covered, and the options must remain covered so long as a Fund is obligated as a writer.

An option position may be closed out only on an exchange or board of trade which provides a secondary market for an option of the same kind. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange or board of trade may exist. In such event it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities or instruments acquired through the exercise of call options or upon the purchase of underlying securities or instruments for the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security or instrument until the option expires or it delivers the underlying security or instrument upon exercise.

The use of put and call options is restricted to no more than twenty percent (20%) of the net assets in the Fund using such option.

Financial Futures and Related Options


The Balanced and Bond Funds may engage in transactions in financial futures contracts or related options, but only as a hedge against changes in the values of securities held in the Fund's portfolio resulting from market conditions or which it intends to purchase and where the transactions are economically appropriate to the reduction of risks inherent in the ongoing management of the Fund. A Fund may not purchase or sell financial futures or purchase related options if, immediately thereafter, more than one-third of its net assets would be hedged. In addition, a Fund may not purchase or sell financial futures or purchase related options if, immediately thereafter, the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed five percent (5%) of the market value of the Fund's total assets.


Unlike when a Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the custodian under the name of the futures commission merchant an amount of cash or U.S. Treasury bills, known as initial margin. The nature of initial margin in futures transactions is different from that of margin in securities transactions in that a futures contract margin does not involve the borrowing of funds by a customer to finance the transaction. Rather, the initial margin is in the nature of a performance bond or a good faith deposit on a contract which is returned to the Fund upon termination of the Fund's contract assuming all contractual obligations have been satisfied. Subsequent payments, called "variation margin," to or from the custodian will be made on a daily basis as the price of the underlying securities or instruments fluctuates making the long and short positions in the futures contract more or less valuable, a process known as "mark to the market." At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain.

There are several risks in connection with the use of financial futures as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the futures contracts and movements in the price of the securities or instruments which are the subject of the hedge. The price of the futures contract may move more than or less than the price of the securities or instruments being hedged. If the price of the futures contract moves less than the price of the securities or instruments which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities or instruments being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the futures. If the price of the futures contract moves more than the price of the securities or instruments being hedged, the Fund will experience either a loss or a gain on the futures contract which will not be completely offset by movements in the price of the securities or instruments. To compensate for the imperfect correlation of movements in the price of securities or instruments being hedged and movements in the price of the futures contracts, the Fund may buy or sell financial futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the historical volatility of the prices of such securities has been greater than the historical volatility of the futures. Conversely, the Fund may buy or sell fewer financial futures contracts if the historical volatility of the price of the securities being hedged is less than the historical volatility of the futures.

The financial impact of any use of financial futures is subject to movements in interest rates. For example, if the Fund is hedged against the possibility of a rise in interest rates, adversely affecting the value of bonds held in its portfolio, and bond prices increase instead, the Fund will lose part or all of the benefit of the increased value of its bonds which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

Stock Index Futures and Related Options


The Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds may engage in transactions in stock index futures contracts or related options, but only as a hedge against changes resulting from market conditions in the values of securities held in the Fund's portfolio or which the Fund intends to purchase and where the transactions are economically appropriate to the reduction of risks inherent in the ongoing management of the Fund. A Fund may not purchase or sell stock index futures or purchase related options if, immediately thereafter, more than one-third of its net assets would be hedged. In addition, a Fund may not purchase or sell stock index futures or purchase related options if, immediately thereafter, the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed twenty percent (20%) of net assets.


Unlike when a Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the custodian under the name of the futures commission merchant an amount of cash or U.S. Treasury bills known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds by a customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called "variation margin," to or from the custodian, will be made on a daily basis as the price of the underlying stock index fluctuates making the long and short positions in the futures contract more or less valuable, a process known as "mark to the market." At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain.

There are several risks in connection with the use of stock index futures as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the stock index futures contract and movements in the price of the securities which are the subject of the hedge. The price of the stock index futures may move more than or less than the price of the securities being hedged. If the price of the stock index futures contract moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the futures contract. If the price of the futures contract moves more than the price of the stock, the Fund will experience either a loss or a gain on the futures contract which will not be completely offset by movements in the price of the securities which are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of securities being hedged and movements in the price of the stock index futures, the Fund may buy or sell stock index futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the historical volatility of the prices of such securities has been greater than the historical volatility of the index. Conversely, the Fund may buy or sell fewer stock index futures contracts if the historical volatility of the price of the securities being hedged is less than the historical volatility of the stock index.

The financial impact of any use of stock index futures is subject to movements in the direction of the market. For example, if the Fund has hedged against the possibility of a decline in the market adversely affecting stocks held in its portfolio and stock prices increase instead, the Fund will lose part or all of the benefit of the increased value of its stocks which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

Compared to the use of stock index futures, the purchase of options on stock index futures involves less potential risk because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a stock index future would result in a loss when the use of a stock index future would not, such as when there is no movement in the level of the index.

Bond Fund Practices


The Bond, High Income and Balanced Funds (collectively, the "Bond Funds") invest a significant portion of their assets in debt securities. As stated in the prospectus, the Bond Fund and Balanced Fund will emphasize investment grade, primarily intermediate term securities. If an investment grade security is downgraded by the rating agencies or otherwise falls below the investment quality standards stated in the prospectus, management will retain that instrument only if management believes it is in the best interest of the fund. Management does not currently intend to invest more than ten percent (10%) of the total assets of either the Bond Fund or Balanced Fund in corporate debt securities which are not in the four highest ratings by Standard & Poor's Rating Group ("Standard & Poor's") or by Moody's Investors Service, Inc. ("Moody's") ("non-investment grade" or "junk" securities), but, on occasion, each fund may do so. The High Income Fund may invest all of its assets in non-investment grade securities.

All three Bond Funds may also invest in debt options, interest rate future contracts, and options on interest rate futures contracts, and may utilize interest rate futures and options to manage the risk of fluctuating interest rates. These instruments will be used to control risk and obtain additional income and not with a view toward speculation. The Bond Fund and Balanced Fund will invest only in futures and options which are traded on U.S. exchanges or boards of trade. The High Income Fund may invest in any non-U.S. futures and options.

In the debt securities market, purchases of some issues are occasionally made under firm (forward) commitment agreements. Purchase of securities under such agreements can involve risk of loss due to changes in the market rate of interest between the commitment date and the settlement date. As a matter of operating policy, no Bond Fund will commit itself to forward commitment agreements in an amount in excess of 25% of total assets and will not engage in such agreements for leveraging purposes. For purposes of this limitation, forward commitment agreements are defined as those agreements involving more than five business days between the commitment date and the settlement date.


Lower-Rated Corporate Debt Securities

As described in the prospectus, each fund, other than the Money Market Fund, may make certain investments including corporate debt obligations that are unrated or rated in the lower rating categories (i.e., ratings of BB or lower by Standard & Poor's or Ba or lower by Moody's). Bonds rated BB or Ba or below by Standard & Poor's or Moody's (or comparable unrated securities) are commonly referred to as "lower-rated" securities or as "junk bonds" and are considered speculative and may be questionable as to principal and interest payments. In some cases, such bonds may be highly speculative, have poor prospects for reaching investment standing and be in default. As a result, investment in such bonds will entail greater speculative risks than those associated with investment in investment-grade bonds (i.e., bonds rated AAA, AA, A or BBB by Standard & Poor's or Aaa, Aa, A or Baa by Moody's).

An economic downturn could severely affect the ability of highly leveraged issuers of junk bonds to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower rated securities will have an adverse effect on a fund's net asset value to the extent it invests in such securities. In addition, a fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings.

The secondary market for junk bond securities, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on a fund's ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, the secondary market for junk bond securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Investment Adviser could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these circumstances, may be less than the prices used in calculating a fund's net asset value.

Since investors generally perceive that there are greater risks associated with lower-rated debt securities, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities do. In the lower quality segments of the fixed-income securities market, changes in perceptions of issuers' creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the fixed-income securities market resulting in greater yield and price volatility.

Another factor which causes fluctuations in the prices of fixed-income securities is the supply and demand for similarly rated securities. In addition, the prices of fixed-income securities fluctuate in response to the general level of interest rates. Fluctuations in the prices of portfolio securities subsequent to their acquisition will not affect cash income from such securities but will be reflected in a fund's net asset value.

Lower-rated (and comparable non-rated) securities tend to offer higher yields than higher-rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers, increasing the risks of loss of income and principal versus higher-rated securities. In addition to the risk of default, there are the related costs of recovery on defaulted issues. The Investment Adviser will attempt to reduce these risks through diversification of these funds' portfolios and by analysis of each issuer and its ability to make timely payments of income and principal, as well as broad economic trends in corporate developments.


Other Debt Securities

Custody Receipts. All of the funds may also acquire securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities in the form of custody receipts. Such receipts evidence ownership of future interest payments, principal payments or both on certain notes or bonds issued by the U.S. Government, its agencies, authorities or instrumentalities. For certain securities law purposes, custody receipts are not considered obligations of the U.S. Government.

Zero Coupon, Deferred Interest, Pay-in-Kind and Capital Appreciation Bonds. The High Income and Emerging Growth Funds may invest in zero coupon bonds as well as in deferred interest, pay-in-kind and capital appreciation bonds. Zero coupon, deferred interest, pay-in-kind and capital appreciation bonds are debt obligations which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance.

Zero coupon bonds are debt obligations that do not entitle the holder to any periodic payments of interest prior to maturity or provide for a specified cash payment date when the bonds begin paying current interest. As a result, zero coupon bonds are generally issued and traded at a significant discount from their face value. The discount approximates the present value amount of interest the bonds would have accrued and compounded over the period until matured.

Zero coupon bonds benefit the issuer by mitigating its initial need for cash to meet debt service, but generally provide a higher rate of return to compensate investors for the deferment of cash interest or principal payments. Such securities are often issued by companies that may not have the capacity to pay current interest and so may be considered to have more risk than current interest-bearing securities. In addition, the market price of zero coupon bonds generally is more volatile than the market prices of securities that provide for the periodic payment of interest. The market prices of zero coupon bonds are likely to fluctuate more in response to changes in interest rates than those of interest-bearing securities having similar maturities and credit quality.

Zero coupon bonds carry the additional risk that, unlike securities that provide for the periodic payment of interest to maturity, the High Income Fund will realize no cash until a specified future payment date unless a portion of such securities is sold. If the issuer of such securities defaults, the fund may obtain no return at all on their investment. In addition, the fund's investment in zero coupon bonds may require it to sell certain of its portfolio securities to generate sufficient cash to satisfy certain income distribution requirements.

While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Although this period of delay is different for each deferred interest bond, a typical period is approximately one-third of the bond's terms to maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. Such investments benefit the issuer by mitigating its initial need for cash to meet debt service, but some also provide a higher rate of return to attract investors who are willing to defer receipt of such cash. Such investments experience greater volatility in market value due to changes in interest rates than debt obligations which provide for regular payments of interest. The fund will accrue income on such investments for tax and accounting purposes, as required, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the fund's distribution obligations.

Structured Securities. The High Income Fund may invest in structured securities. The value of the principal of and/or interest on such securities is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the "Reference") or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. The terms of the structured securities may provide that in certain circumstances no principal is due at maturity and, therefore, may result in the loss of the fund's investment. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may entail a greater degree of market risk than other types of fixed-income securities. Structured securities may also be more volatile, less liquid and more difficult to accurately price than less complex fixed-income investments.


Foreign Government Securities

All of the funds may invest in debt obligations of foreign governments and governmental agencies, including those of emerging countries. Investment in sovereign debt obligations involves special risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and the funds may have limited recourse in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt and in turn the fund's net asset value, to a greater extent than the volatility inherent in debt obligations of U.S. issuers. A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward principal international lenders and the political constraints to which a sovereign debtor may be subject.

Convertible Securities


The Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds may each invest in convertible securities. Convertible securities may include corporate notes or preferred stock but are ordinarily a long-term debt obligation of the issuer convertible at a stated conversion rate into common stock of the issuer. As with all debt and income-bearing securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. However, when the market price of the common stock underlying a convertible security exceeds the conversion price, the price of the convertible security tends to reflect the value of the underlying common stock. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock. Convertible securities rank senior to common stocks in an issuer's capital structure and are consequently of higher quality and entail less risk than the issuer's common stock. In evaluating a convertible security, the fund's Investment Adviser gives primary emphasis to the attractiveness of the underlying common stock. The convertible debt securities in which the funds may invest are subject to the same rating criteria as that fund's investments in non-convertible debt securities. Convertible debt securities, the market yields of which are substantially below prevailing yields on non-convertible debt securities of comparable quality and maturity, are treated as equity securities for the purposes of a fund's investment policies or restrictions.


Repurchase Agreements

Each fund may enter into repurchase agreements. In a repurchase agreement, a security is purchased for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The funds will enter into repurchase agreements only with member banks of the Federal Reserve System, U.S. Central Credit Union, and with "primary dealers" in U.S. Government securities. The Investment Adviser will continuously monitor the creditworthiness of the parties with whom the funds enter into repurchase agreements.

The Trust has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Trust's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a fund could experience delays in liquidating the underlying securities during the period in which the fund seeks to enforce its rights thereto, possible subnormal levels of income, declines in value of the underlying securities or lack of access to income during this period and the expense of enforcing its rights.

Reverse Repurchase Agreements

Each fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the fund entering into them. Reverse repurchase agreements involve the risk that the market value of securities purchased by the fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the fund which it is obligated to repurchase. A fund that has entered into a reverse repurchase agreement will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, each fund will establish and maintain with the Trust's custodian a separate account consisting of liquid securities, of any type or maturity, in an amount at least equal to the repurchase prices of the securities (plus any accrued interest thereon) under such agreements. No fund will enter into reverse repurchase agreements and other borrowings (except from banks as a temporary measure for extraordinary emergency purposes) in amounts in excess of 30% of the fund's total assets (including the amount borrowed) taken at market value. No fund will use leverage to attempt to increase income. No fund will purchase securities while outstanding borrowings exceed 5% of the fund's total assets. Each fund will enter into reverse repurchase agreements only with federally insured banks or credit unions which are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Investment Adviser will monitor the creditworthiness of the institutions involved.

U.S. Government Securities

All of the  funds may  purchase  U.S.  Government  Securities.  U.S.  Government
Securities are obligations issued or guaranteed by the U.S. Government, its agencies, authorities or instrumentalities.

Certain U.S. Government securities, including U.S. Treasury bills, notes and bonds, and Government National Mortgage Association certificates ("Ginnie Maes"), are supported by the full faith and credit of the U.S. Certain other U.S. Government securities, issued or guaranteed by Federal agencies or government sponsored enterprises, are not supported by the full faith and credit of the U.S. Government, but may be supported by the right of the issuer to borrow from the U.S. Treasury. These securities include obligations of the Federal Home Loan Mortgage Corporation ("Freddie Macs"), and obligations supported by the credit of the instrumentality, such as Federal National Mortgage Association Bonds ("Fannie Maes"). No assurance can be given that the U.S. Government will provide financial support to such Federal agencies, authorities, instrumentalities and government sponsored enterprises in the future. U.S. Government Securities may also include zero coupon bonds.

Ginnie Maes, Freddie Macs and Fannie Maes are mortgage-backed securities which provide monthly payments which are, in effect, a "pass-through" of the monthly interest and principal payments (including any prepayments) made by individual borrowers on the pooled mortgage loans. Collateralized mortgage obligations ("CMOs") in which the fund may invest are securities issued by a corporation or a U.S. Government instrumentality that are collateralized by a portfolio of mortgages or mortgage-backed securities. Mortgage-backed securities may be less effective than traditional debt obligations of similar maturity at maintaining yields during periods of declining interest rates. (See "Mortgage-Backed and Asset-Backed Securities.")

Each fund may invest in separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program ("STRIPS").

All of the funds may acquire securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities in the form of custody receipts. Such receipts evidence ownership of future interest payments, principal payments or both on certain notes or bonds issued by the U.S. Government, its agencies, authorities or instrumentalities. For certain securities law purposes, custody receipts are not considered obligations of the U.S. Government.

Mortgage-Backed and Asset-Backed Securities


The Money Market, Bond, Balanced and High Income Funds may invest in mortgage-backed securities, which represent direct or indirect participation in, or are collateralized by and payable from, fixed rate or variable rate mortgage loans secured by real property. These funds may also invest in fixed or variable rate asset-backed securities, which represent participation in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (i.e., credit card) agreements and other categories of receivables. Such assets are securitized though the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a credit union or other financial institution unaffiliated with the Trust, or other credit enhancements may be present.


Mortgage-backed and asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. A fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that a fund invests in mortgage-backed and asset-backed securities, the values of its portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of U.S. Government securities and other mortgage-backed and asset-backed securities.

Asset-backed securities present certain additional risks that are not presented by mortgage backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would secure an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, there is the possibility that, in some cases, recoveries on repossessed collateral may not be available to support payments on these securities.


Other Securities Related to Mortgages

Mortgage Pass-Through Securities. The Bond, Balanced and High Income Funds may invest in mortgage pass-through securities. Mortgage pass-through securities are securities representing interests in "pools" of mortgage loans. Monthly payments of interest and principal by the individual borrowers on mortgages are passed through to the holders of the securities (net of fees paid to the issue or guarantor of the securities) as the mortgages in the underlying mortgage pools are paid off. The average lives of mortgage pass-through securities are variable when issued because their average lives depend on prepayment rates. The average life of these securities is likely to be substantially shorter than their stated final maturity as a result of unscheduled principal prepayment. Prepayments on underlying mortgages result in a loss of anticipated interest, and all or part of a premium if any has been paid, and the actual yield (or total return) to the holder of a pass-through security may be different than the quoted yield on such security. Mortgage prepayments generally increase with falling interest rates and decrease with rising interest rates. Like other fixed income securities, when interest rates rise the value of a mortgage pass-though security generally will decline; however, when interest rates are declining, the value of mortgage pass-through securities with prepayment features may not increase as much as that of other fixed income securities.

Interests in pools or mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by prepayments of principal resulting from the sale, refinancing or foreclosure of the underlying property, net of fees or costs which may be incurred. Some mortgage pass-through securities (such as securities issued by the Government National Mortgage Association ("GNMA"), are described as "modified pass-through." These securities entitle the holder to receive all interests and principal payments owned on the mortgages in the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether the mortgagor actually makes the payment.

The principal governmental guarantor of mortgage pass-through securities is GNMA. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of Federal Housing Administration-insured or Veteran's Administration ("VA")-guaranteed mortgages. These guarantees, however, do not apply to the market value or yield of mortgage pass-through securities. GNMA securities are often purchased at a premium over the maturity value of the underlying mortgages. This premium is not guaranteed and will be lost if prepayment occurs.

Government-related guarantors (i.e., whose guarantees are not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional residential mortgages (i.e., mortgages not insured or guaranteed by any governmental agency) from a list of approved seller/services which include state and federally-chartered savings and loan associations, mutual savings banks, commercial banks, credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment by FNMA of principal and interest.

FHLMC was created by Congress in 1970 as a corporate instrumentality of the U.S. Government for the purpose of increasing the availability of mortgage credit for residential housing. FHLMC issues Participation Certificates ("PCS") which represent interest in conventional mortgages (i.e., not federally insured or guaranteed) from FHLMC's national portfolio. FHLMC guarantees timely payment of interest and ultimate collection of principal regardless of the status of the underlying mortgage loans.

Credit unions, commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of mortgage loans. Such issuers may also be the originators and/or servicers of the underlying mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of mortgage loans in these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The High Income Fund may also buy mortgage-related securities without insurance or guarantees.

Collateralized Mortgage Obligations and Multiclass Pass-Through Securities. The Bond, Balanced and High Income Funds may invest a portion of their assets in collateralized mortgage obligations or "CMOs", which are debt obligations collateralized by mortgage loans or mortgage pass-through securities. Typically, CMOs are collateralized by certificates issued by GNMA, FNMA or FHLMC, but also may be collateralized by whole loans or private mortgage pass-through securities (such collateral collectively hereinafter referred to as "Mortgage Assets"). The Bond, Balanced and High Income Funds may also invest a portion of their assets in multiclass pass-through securities which are equity interests in a trust composed of Mortgage Assets. Unless the context indicates otherwise, all references herein to CMOs include multiclass pass-through securities. Payments of principal of and interest on the Mortgage Assets, and any reinvestment income thereon, provide the funds to pay debt service on the CMOs or make scheduled distributions on the multiclass pass-through securities. CMOs may be issued by agencies or instrumentalities of the United States government or by private originators of, or investors in, mortgage loans, including credit unions, savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. The issuer of a series of CMOs may elect to be treated as a Real Estate Mortgage Investment Conduit (a "REMIC").

In a CMO, a series of bonds or certificates are usually issued in multiple classes with different maturities. Each class of CMOs, often referred to as a "tranch", is issued at a specific fixed or floating coupon rate and has a stated maturity or final distribution date. Principal prepayments on the Mortgage Assets may cause the CMOs to be retired substantially earlier than their stated maturities or final distribution dates, resulting in a loss of all or a part of the premium if any has been paid. Interest is paid or accrues on all classes of the CMOs on a monthly, quarterly or semiannual basis. The principal of and interest on the Mortgage Assets may be allocated among the several classes of a series of a CMO in innumerable ways. In a common structure, payments of principal, including any principal pre-payments, on the Mortgage Assets are applied to the classes of the series of a CMO in the order of their respective stated maturities or final distribution dates, so that no payment of principal will be made on any class of CMOs until all other classes having an earlier stated maturity or final distribution date have been paid in full. Certain CMOs may be stripped (securities which provide only the principal or interest factor of the underlying security). See "Stripped Mortgage-Backed Securities" below for a discussion of the risks of investing in these stripped securities and of investing in classes consisting primarily of interest payments or principal payments.

The Bond, Balanced and High Income Funds may also invest in parallel pay CMOs and Planned Amortization Class CMOs ("PAC Bonds"). Parallel pay CMOs are structured to provide payments of principal on each payment date to more than one class. These simultaneous payments are taken into account in calculating the stated maturity date or final distribution date of each class, which, as with other CMO structures, must be retired by its stated maturity date or final distribution date, but may be retired earlier. PAC Bonds generally require payments of a specified amount of principal on each payment date. PAC Bonds are always parallel pay CMOs with the required principal payment on such securities having the highest priority after interest has been paid to all classes.

Stripped Mortgage-Backed Securities. The High Income Fund may invest a portion of its assets in stripped mortgage-backed securities ("SMBS") which are derivative multiclass mortgage securities issued by agencies or instrumentalities of the United States government or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks and investment banks.

SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions from a pool of Mortgage Assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the Mortgage Assets, while another class receives most of the interest and the remainder of the principal. In the most extreme case, one class will receive an "IO" (the right to receive all of the interest) while the other class will receive a "PO" (the right to receive all of the principal). The yield to maturity on an IO is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying Mortgage Assets, and a rapid rate of principal payments may have a material adverse effect on such security's yield to maturity. If the underlying Mortgage Assets experience greater than anticipated prepayments of principal, the High Income Fund may fail to fully recoup its initial investment in these securities. The market value of the class consisting primarily or entirely of principal payments generally is unusually volatile in response to changes in interest rates. Because SMBS were only recently introduced, established trading markets for these securities have not yet developed, although the securities are traded among institutional investors and investment banking firms.

Mortgage Dollar Rolls. The High Income Fund may enter into mortgage "dollar rolls" in which the fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the fund loses the right to receive principal and interest paid on the securities sold. However, the fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date for the forward purchase. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of the fund. Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. There is no assurance that mortgage dollar rolls can be successfully employed. The fund will hold and maintain in a segregated account until the settlement date cash or liquid assets in an amount equal to the forward purchase price. For financial reporting and tax purposes, each fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale. The fund does not currently intend to enter into mortgage dollar rolls that are accounted for as a financing.


Forward Commitment and When-Issued Securities

Each fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are specified and for which a market exists, but which have not been issued. Each fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, a fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When a fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date a fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, a fund may enter into offsetting contracts for the forward sale of other securities that it owns.

                             INVESTMENT LIMITATIONS

The Ultra Series Fund has adopted the following restrictions and policies relating to the investment of assets and the activities of each Fund. The policies in this INVESTMENT LIMITATION section are fundamental and may not be changed for a Fund without the approval of the holders of a majority of the outstanding votes of that Fund (which for this purpose and under the Investment Company Act of 1940 (the "Act") means the lesser of (i) sixty-seven percent (67%) of the outstanding votes attributable to shares represented at a meeting at which more than fifty percent (50%) of the outstanding votes attributable to shares are represented or (ii) more than fifty percent (50%) of the outstanding votes attributable to shares). Except as noted below, none of the Funds within the Ultra Series Fund may:


1. Borrow money in excess of one-third of the value of its total assets taken at market value (including the amount borrowed) and then only from banks as a temporary measure for extraordinary or emergency purposes. This borrowing provision is not for investment leverage, but solely to facilitate management of a Fund by enabling the Fund to meet redemption requests where the liquidation of an investment is deemed to be inconvenient or disadvantageous. Except for the High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds, a Fund will not make additional investments while it has borrowings outstanding.


2. Underwrite securities of other issuers, except that a Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it may be deemed to be an underwriter for purposes of the Securities Act of 1933.

3. Invest over twenty-five percent (25%) of assets taken at its market value in any one industry. Securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or instruments secured by these money market instruments, such as repurchase agreements, shall not be considered investments in any one industry for purposes of these rules. Telephone, gas, and electric utility industries shall be considered separate industries.


4. Purchase or sell commodities, commodity contracts (except financial futures contracts), foreign exchange or real estate, including interests in real estate investment trusts whose securities are not readily marketable or invest in oil, gas or other mineral development or exploration programs. (This does not prohibit investment in the securities of corporations which own interests in commodities, foreign exchange, real estate or oil, gas or other mineral development or exploration programs.) The High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds may invest in securities related to oil, gas, or other mineral development or exploration programs.


5. Invest more than five percent (5%) of the value of the assets of a Fund in securities of any one issuer, except in the case of the securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

6. Invest in securities of a company for the purpose of exercising control or management.

7. Invest in securities issued by any other registered investment companies in excess of five percent (5%) of total assets, nor in excess of three percent (3%) of the assets of the acquired investment company. Not more than ten percent (10%) of total assets taken at market value will be invested in such securities.

8. Purchase or sell real estate, except a Fund may purchase securities which are issued by companies which invest in real estate or interests therein.

9. Issue senior securities as defined in the Act, except insofar as a Fund may be deemed to have issued a senior security by reason of (a) entering into any repurchase agreement; (b) borrowing money in accordance with restrictions described above; (c) lending portfolio securities; (d) purchasing securities on a when-issued or delayed delivery basis; or (e) accommodating short sales. If the asset coverage falls below three hundred percent (300%), when taking into account items (a) through (e), a Fund may be required to liquidate investments to be in compliance with the Act.

10. Lend portfolio securities in excess of thirty percent (30%) of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Trustees, including maintenance of collateral of the borrower at least equal at all times to the current market value of the securities loaned.


11. Invest in illiquid assets (which include repurchase agreements that do not mature within seven (7) days, non-negotiable time deposits maturing in over seven (7) days, restricted securities, and other securities for which there is no ready market) in an amount in excess of ten percent (10%) of the value of its total assets. The High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds may invest up to fifteen percent (15%) of the value of the Fund's net assets in illiquid assets.


12. Make loans (the acquisition of bonds, debentures, notes and other securities as permitted by the investment objectives of a Fund shall not be deemed to be the making of loans) except that a Fund may purchase securities subject to repurchase agreements under policies established by the Trustees.


13. Invest in foreign securities (ADRs are not considered foreign securities) in excess of ten percent (10%) of the value of its total assets. The High Income, Mid-Cap Stock, and Emerging Growth Funds may invest up to twenty-five percent (25%) of the value of the Fund's total assets in foreign securities. The International Stock and Global Securities Funds may invest up to 100% of the value of the Fund's total assets in foreign securities.


Except for the limitations on borrowing from banks, if the above percentage restrictions are adhered to at the time of investment, a later increase or decrease in such percentage resulting from a change in values of securities or amount of net assets will not be considered a violation of any of the foregoing restrictions.


The Money Market Fund may not write put or call options, purchase common stock or other equity securities or purchase securities on margin or sell short. The Bond, Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds may not purchase securities on margin or sell short. However, each Fund may obtain such short-term credits as may be necessary for the clearance of transactions and may make margin payments in connection with transactions in futures and related options as permitted by its investment policies.



                               PORTFOLIO TURNOVER

While the Money Market Fund is not subject to specific restrictions on portfolio turnover, it generally does not seek profits by short-term trading. However, it may dispose of a portfolio security prior to its maturity where disposition seems advisable because of a revised credit evaluation of the issuer or other considerations. Because money market instruments have short maturities, the Fund expects to have a high portfolio turnover, but since brokerage commissions are not customarily charged on money market instruments, a high turnover should not adversely affect Net Asset Value or net investment income.


The Bond, Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds will trade whenever, in management's view, changes are appropriate to achieve the stated investment objectives. Management does not anticipate that high portfolio turnover will be required in the stock funds and stock portion of the Balanced Fund and intends to keep such turnover to moderate levels consistent with the objectives of each Fund. Although management makes no assurances, it is expected that the annual portfolio turnover rate in the stock funds will be generally less than 100%. This would mean that normally less than 100% of the securities held by the Fund would be replaced in any one year (excluding turnover of securities having a maturity of one year or less). In the Bond Fund and the bond portion of the Balanced Fund, management employs active trading techniques which may result in portfolio turnover rates of 500% or higher. Such active trading increased the funds' transaction costs but is intended to more than compensate for such increased costs by capitalizing on temporary mispricing of securities in the bond market due to imbalances in supply and demand or changing perceptions of an issuer's credit quality or prospects.


                             MANAGEMENT OF THE FUND

Ultra Series Fund is governed by a Board of Trustees. The Trustees have the duties and responsibilities set forth under the applicable laws of the State of Massachusetts, including but not limited to the management and supervision of the funds.


The board, from time to time, may include individuals who may be deemed to be affiliated persons of MEMBERS Capital Advisors, the funds' adviser. At all times, however, the majority of board members will not be affiliated with MEMBERS Capital Advisors or the funds.


The funds do not hold annual shareholder meetings, but may hold special meetings for such purposes as electing or removing board members, changing fundamental policies, approving certain management contracts, approving or amending a 12b-1 plan, or as otherwise required by the 1940 Act.

Officers and Trustees
Name and Address                   Fund Position(s)           Principal Occupation(s)
                                                               For the Past 5 Years
Michael S.  Daubs*                 President,                 MEMBERS Capital Advisors, Inc.
5910 Mineral Point Road            1983 - Present             President, 1982 - Present
Madison, WI 53705                  Trustee,                   CUNA Mutual Life Insurance Company
Age - 57                           1997 - Present             Chief Investment Officer,
                                                              1973 - Present
                                                              CUNA Mutual Insurance Society
                                                              Chief Investment Officer, 1990 - Present

Lawrence R.  Halverson*            Vice President,            MEMBERS Capital Advisors, Inc.
5910 Mineral Point Road            1987 - Present             Senior Vice President, 1996 - Present
Madison, WI  53705                 Secretary,                 Vice President, 1987 - 1996
Age - 54                           1992 - Present             CUNA Brokerage Services, Inc.
                                   Trustee,                   President,  1996 - 1998
                                   1997 - Present

Mary E. Hoffmann*                  Treasurer                  MEMBERS Capital Advisors, Inc.
5910 Mineral Point Road            1999-Present               Product Operations and Finance Manager
Madison, WI 53705                                             1998 - Present
Age - 30
                                                              CUNA Mutual Insurance Society
                                                              Investment Accounting Supervisor
                                                              1996 - 1998

                                                              McGladrey and Pullen, LLP
                                                              (Madison, Wisconsin)
                                                              Financial Auditor
                                                              1993 - 1996

Thomas J. Merfeld*                 Secretary                  MEMBERS Capital Advisors, Inc.
5910 Mineral Point Road            1999 - Present             Senior Vice President
Madison, WI 53705                                             1994 - Present
Age - 43

Robert M.  Buckingham*             Assistant Secretary        CUNA Mutual Life Insurance Company
2000 Heritage Way                  1993-Present               Vice President and Valuation Actuary
Waverly, IA 50677                                             1991-Present
Age - 45

Michael G.  Joneson*               Assistant Secretary        CUNA Mutual Life Insurance Company
2000 Heritage Way                  1992-Present               Vice President - Controller, Treasurer
Waverly, IA 50677                                             1986-Present
Age - 54

Gwendolyn M.  Boeke                Trustee                    Evangelical Lutheran Church in America
2000 Heritage Way                  1988 - Present             Area Representative - Iowa
Waverly, IA  50677                                            1990 - Present
Age - 65

Alfred L.  Disrud                  Trustee                    Planned Giving Services
2000 Heritage Way                  1987 - Present             Owner
Waverly, IA  50677                                            1986 - Present
Age - 79

Thomas C.  Watt                    Trustee                    MidAmerican Energy Company
2000 Heritage Way                  1986 - Present             Manager - Business Initiatives
Waverly, IA  50677                                            1997 - Present
Age - 64
                                                              MidAmerican Energy Company
                                                              District Manager
                                                              1995 - 1997

*An interested person within the meaning of the Act.

Trustee Compensation

                                          Aggregate Compensation                  Total Compensation from
Name, Position                                   from Fund(1)                   Fund and Fund Complex(1)(2)

Michael S.  Daubs(3)                                None                                  None
Lawrence R.  Halverson(3)                           None                                  None
Gwendolyn M.  Boeke                                 $4,000                                $8,000
Alfred L.  Disrud                                   $4,000                                $8,000
Thomas C.  Watt                                     $4,000                                $8,000

(1)Amounts for the fiscal year ending December 31, 1999.
(2)"Fund Complex" includes the Ultra Series Fund and MEMBERS Mutual Funds.
(3)Non-compensated interested trustee.

Trustees and officers of the Ultra Series Fund do not receive any benefits from the Ultra Series Fund upon retirement nor does the Ultra Series Fund accrue any expense for pension or retirement benefits. All Trustees and officers of the Ultra Series Fund also serve as trustees or officers of the MEMBERS Mutual
Funds, an open-end management investment company that is managed by the Investment Adviser.

Substantial Shareholders

CUNA Mutual Life Insurance Company (the "Company") established the Ultra Series Fund as an investment vehicle underlying the separate accounts of the Company which issue variable contracts. As of May 1, 2000, the separate accounts of the Company and certain qualified plans were the only shareholders of the Ultra Series Fund. Voting rights are described in the Ultra Series Fund Prospectus in the GENERAL INFORMATION, Shareholder Rights section.

Beneficial Owners


As of August 31, 2000, the directors and officers as a group own less than one percent (1%). In addition to its own beneficial interest in each Fund, the Company holds legal title on behalf of the beneficiaries of employee benefit plans held within the Company separate accounts not registered pursuant to an exemption from the registration provisions of the securities acts. As of March 31, 2000, no one person had a beneficial interest exceeding five percent (5%).


Code of Ethics


The Ultra Series Fund, its adviser, MEMBERS Capital Advisors, and its principal underwriter, CUNA Brokerage Services, Inc., have adopted codes of ethics pursuant to Rule 17j-1. The codes permit access people to invest in securities, including securities that may be purchased or held by the Fund, for their own accounts. The codes, however, establish certain procedures and prohibitions on investments in securities for personal accounts. The codes are on public file with, and are available from, the SEC.


                             THE INVESTMENT ADVISER


The Management Agreement ("Agreement") requires that the Investment Adviser provide continuous professional investment management of the investments of the Ultra Series Fund, including establishing an investment program complying with the investment objectives, policies and restrictions of each Series. In addition, the Adviser has agreed to provide, or arrange to have provided, all services to each Series of the Ultra Series Fund, including but not limited to legal and accounting services, mailing and printing services, custody and transfer agent services, etc. The Investment Adviser is MEMBERS Capital
Advisors, Inc. (formerly known as CIMCO Inc.) The Company, and CUNA Mutual Investment Corporation each own a one-half interest in the Investment Adviser. CUNA Mutual Insurance Society is the sole owner of CUNA Mutual Investment Corporation. CUNA Mutual Investment Corporation is the sole owner of CUNA Brokerage Services, Inc., the principal underwriter. The Investment Adviser and the Ultra Series Fund have servicing agreements with the Company and with CUNA Mutual Insurance Society. The Company and CUNA Mutual Insurance Society entered into a permanent affiliation July 1, 1990. At the current time, all of the directors of the Company are also directors of CUNA Mutual Insurance Society and many of the senior executive officers of the Company hold similar positions with CUNA Mutual Insurance Society.


The Investment Adviser, pursuant to a Management Agreement effective May 1, 1997, provides investment advice for each Fund and provides or arranges for the provision of substantially all other services required by the Ultra Series Fund through services agreements with affiliated and unaffiliated service providers. Such services include all administrative, accounting and legal services as well as the services of custodians, transfer agents and dividend disbursing agents. There are, however, certain expenses that The Ultra Series Fund pays for itself under the Management Agreement. These are: fees of the independent Trustees, fees of the independent auditors, interest on borrowings by a Fund, any taxes that a Fund must pay, and any extraordinary expenses incurred by a Fund or Funds not in the ordinary course of business. As full compensation for its services, the Ultra Series Fund pays the Investment Adviser a unitary fee computed at an annualized percentage rate of the average value of the daily net assets of each series as set forth in the table below:

                              Management Fee Table

         Series                              Management Fee

         Money Market                          0.45 %
         Bond                                  0.55 %
         Balanced                              0.70 %
         High Income                           0.75%
         Growth & Income Stock                 0.60 %
         Capital Appreciation Stock            0.80 %
         Mid-Cap Stock                         1.00 %
         Emerging Growth                       0.85%
         International Stock                   1.20%
         Global Securities                     0.95%


The total fee paid to the Investment Adviser during the years ended December 31 was as follows:

         1997                                  $5,320,543
         1998                                  $12,547,473
         1999                                  $17,105,630

The Investment Adviser or subadviser (as applicable) makes the investment decisions and is responsible for the investment and reinvestment of assets; performs research, statistical analysis, and continuous supervision of the Fund's investment portfolio; furnishes office space for the Ultra Series Fund; provides the Ultra Series Fund with such accounting data concerning the investment activities of the Ultra Series Fund as is required to be prepared and files all periodic financial reports and returns required to be filed with the Securities and Exchange Commission ("SEC") and any other regulatory agency; continuously monitors compliance by the Ultra Series Fund in its investment activities with the requirements of the Act and the rules promulgated pursuant thereto; and renders to the Ultra Series Fund such periodic and special reports as may be reasonably requested with respect to matters relating to the duties of the Investment Adviser.

The Adviser contracts with the Company to perform some of these services on behalf of the Ultra Series Fund in return for a portion of the investment advisory fee. The Adviser paid $1,268,229, $2,800,753 and $3,827,693 for those services in 1997, 1998 and 1999, respectively.

The Adviser contracts with CUNA Mutual Insurance Society to perform cash management and investment accounting services on behalf of the Ultra Series Fund in return for a portion of the investment advisory fee. The Adviser paid $16,404, $0, and $0 for those services in 1997, 1998 and 1999, respectively.

The Management Agreement provides that the Investment Adviser shall not be liable to the Ultra Series Fund or any shareholder for anything done or omitted by it, or for any losses that may be sustained in the purchase, holding or sale of any security, except for an act or omission involving willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties imposed upon it by the Management Agreement.


The directors and principal officers of the Investment Adviser are as follows:

    Michael S.  Daubs                          Director and President
    Kimberly M. Gant                           Assistant Treasurer
    Tracy K. Gunderson                         Assistant Secretary
    Lawrence R.  Halverson                     Senior Vice President
    Joyce A.  Harris                           Director and Chair
    James C.  Hickman                          Director
    Mary E. Hoffmann                           Treasurer
    Michael B.  Kitchen                        Director
    Daniel J.  Larson                          Vice President
    Thomas J.  Merfeld                         Senior Vice President & Secretary
    George A.  Nelson                          Director and Vice Chair
    Jeffrey B.  Pantages                       Senior Vice President

CUNA Brokerage Services, Inc., 5910 Mineral Point Road, Madison, WI 53705-4456 is the Trust's principal underwriter.

                     MANAGEMENT AGREEMENTS WITH SUBADVISERS


As described in the prospectus, MEMBERS Capital Advisors manages the assets of the High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds using a "manager of managers" approach under which MEMBERS Capital Advisors may allocate some of the fund's assets among one or more "specialist" subadvisers (each, a "Subadviser").

Even though Subadvisers have day-to-day responsibility over the management of a portion of the High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds, MEMBERS Capital Advisors retains the ultimate responsibility for the performance of these funds and will oversee the Subadvisers and recommend their hiring, termination, and replacement.

MEMBERS Capital Advisors may, at some future time, employ a subadvisory or "manager of managers" approach to other new or existing funds in addition to the High Income, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds.

The Subadviser for the High Income Fund

As of the date of the prospectus, Massachusetts Financial Services Company (MFS) is the only subadviser managing the assets of the High Income Fund. For its services to the fund, MFS receives a management fee from MEMBERS Capital Advisors, computed and accrued daily and paid monthly, at the following annual rates:

                  First $100 million        0.375%
                  Next $150 million         0.35%
                  Next $250 million         0.325%
                  Above $500 million        0.30%

The Subadviser for the Mid-Cap Stock Fund

As of the date of the prospectus, Wellington Management Company llp (Wellington) is the only subadviser managing some of the assets of the Mid-Cap Stock Fund. For its services to the fund, Wellington receives a management fee from MEMBERS Capital Advisors, computed and accrued daily and paid monthly, equal on an annual basis to 0.060% of net assets managed by Wellington. The minimum annual fee shall be $100,000.


The Subadviser for the Emerging Growth Fund

As of the date of the prospectus, Massachusetts Financial Services Company (MFS) is the only subadviser managing the assets of the Emerging Growth Fund. For its services to the fund, MFS receives a management fee from MEMBERS Capital Advisors, computed and accrued daily and paid monthly, at the following annual rates:

                  First $200 million        0.45%
                  Above $200 million        0.40%

The Subadviser for the International Stock Fund

As of the date of the prospectus, the assets of the International Stock Fund are managed by Lazard Asset Management ("Lazard").

For its services to the fund, Lazard receives a management fee from MEMBERS Capital Advisors, computed and accrued daily and paid monthly, at the following annual rates:

                  EAFE:

                    First $25 million       0.65%
                    Next $25 million        0.55%
                    Above $50 million       0.50%

                  Small-cap                 0.75%

                  Emerging markets          1.05%

The Subadviser for the Global Securities Fund

As of the date of the prospectus, Oppenheimer Funds, Inc. (Oppenheimer) is the only subadviser managing the assets of the Global Securities Fund. For its services to the fund, Oppenheimer receives a management fee from MEMBERS Capital Advisors, computed and accrued daily and paid monthly, at the following annual rates:

                  First $50 million         0.50%
                  Next $50 million          0.45%
                  Next $150 million         0.40%
                  Above $250 million        0.35%


                              EXPENSES OF THE FUND


The Money Market, Bond, Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds are currently obligated to pay to the Investment Adviser the Management Fee set forth in the Management Fee Table above. As part of its services, the Investment Adviser has agreed to provide or arrange to have provided, administrative services to each Fund. Currently, the Company provides the Funds with administrative, fund accounting, transfer agency and shareholder services. The Adviser pays the Company .15% of the average value of the daily net assets for these services.


Prior to May 1, 1997, expenses which exceeded .65% of the average value of daily net assets of such Fund were being absorbed by the Company pursuant to an Expense Reimbursement Agreement between the Company and the Ultra Series Fund. The Company absorbed $48,308, $0 and $0 for the years ended December 31, 1997, December 31, 1998, and December 31, 1999, respectively.

                         DISTRIBUTION PLAN AND AGREEMENT

The Ultra Series fund has adopted a Distribution Plan pursuant to Rule 12b-1 of the Act under which the Ultra Series Fund bears certain expenses relating to the distribution of Class C shares. The Distribution Plan provides for the Ultra Series Fund to pay CUNA Brokerage Services, Inc. a distribution fee equal, on an annual basis, to 0.25% of the average daily net assets of each Fund attributable to Class C shares. The distribution fee is calculated and accrued daily and paid quarterly or at such other intervals as the Ultra Series Fund and CUNA Brokerage Services, Inc. agree. The distribution fee is paid solely out of each Fund's assets supporting Class C shares. This means that the net asset value of Class C shares reflects the daily accrual of the fee but that the net asset value of Class Z shares is not affected by the distribution fee and no distribution fee is supported by assets of any Fund representing Class Z shares.

Under the Distribution Plan, CUNA Brokerage Services, Inc. receives the entire amount of the distribution fee and may spend any amount of the fee that it considers appropriate to finance any activity that is primarily intended to result in the sale of Class C shares or to service Class C shareholders. CUNA Brokerage Services, Inc. does not have to spend all of the distribution fee and can spend more than the amount of the fee to finance activities intended to result in the sale of Class C shares or to service Class C shareholders. If CUNA Brokerage Services, Inc. spends less than the entire amount of the fee in any period, it may keep the amounts not spent. If CUNA Brokerage Services, Inc. spends more than the amount of the fee in any period, the Ultra Series Fund will not reimburse CUNA Brokerage Services, Inc. for the difference.

Activities primarily intended to result in the sale of Class C shares or service Class C shareholders include, among other: (a) compensation to employees of CUNA Brokerage Services, Inc.; (b) compensation to and expenses, including overhead and telephone expenses, of CUNA Brokerage Services, Inc., other selected broker-dealers, and insurance companies who engage in or support activities primarily intended to result in the sale of Class C shares; (c) the costs of printing and distributing prospectuses, statements of additional information and annual and interim reports of the Ultra Series Fund for prospective Class C shareholders; (d) the costs of preparing, printing and distributing sales literature and advertising materials attributable to Class C shares; (e) expenses relating to the formulation and implementation of marketing strategies and promotional activities relating to Class C shares such as direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; and (f) the costs of obtaining such information, analyses and reports with respect to marketing and promotional activities and investor accounts as the Ultra Series Fund may, from time to time, deem advisable. CUNA Brokerage Services, Inc. did not incur any expenses in 1999 relating to the sale of Class C shares.

The Distribution Plan was initially approved on October 29, 1996, by the Board of Trustees of the Ultra Series Fund, including all disinterested Trustees. The Plan became effective May 1, 1997, and continues in effect from year to year only so long as such continuance is approved at least annually by the Trustees, including a majority of the Trustees who are not interested, as defined by the Act, and who have no direct or indirect financial interest in the operation of the Plan or agreements related to it.

Any amendment which would materially increase the amount which the Ultra Series Fund may expend under the Plan requires approval by holders of a majority of the outstanding shares of the Ultra Series Fund. Any agreement related to the Plan may be terminated at any time, upon sixty (60) days written notice to the other party, by a vote of a majority of the disinterested Trustees, or by vote of a majority of the Trust's outstanding voting securities. In the event of an assignment, the Plan terminates automatically. As long as the Plan is in effect, the selection and nomination of the disinterested Trustees of the Ultra Series Fund are committed to the discretion of the disinterested Trustees.

                                 TRANSFER AGENT


CUNA Mutual Life Insurance Company, 2000 Heritage Way, Waverly, IA 50677, is the transfer agent and dividend disbursing agent for the Fund. As transfer agent, CUNA Mutual maintains the shareholder records and reports. MEMBERS Capital Advisors pays CUNA Mutual Life Insurance Company .15% of the average daily net assets for its transfer agency services and other services described in the Fund Expenses section above.


                                    CUSTODIAN

State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110, is the current custodian for the securities and cash of the Ultra Series Fund. The custodian holds for the Ultra Series Fund all securities and cash owned by the Ultra Series Fund, and receives for the Ultra Series Fund all payments of income, payments of principal or capital distributions with respect to securities owned by the Ultra Series Fund. Also, the custodian receives payment for the shares issued by the Ultra Series Fund. The custodian releases and delivers securities and cash upon proper instructions from the Ultra Series Fund. Pursuant to and in furtherance of a Custody Agreement with the custodian, the Ultra Series Fund uses automated instructions and a cash data entry system to transfer monies to and from the Ultra Series Fund's account at the custodian.

                             INDEPENDENT ACCOUNTANTS


The financial statements for the period ended June 30, 2000 have been included herein and elsewhere in the Registration Statement. The semiannual financial statements are unaudited. The financial statements for the fiscal year ended December 31, 1999 have been included herein and elsewhere in the Registration Statement in reliance upon the report of PricewaterhouseCoopers LLP, 100 East Wisconsin Avenue, Milwaukee, WI 53202, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The financial statements for fiscal years ended December 31, 1998 and prior have been audited by KPMG LLP.


                                    BROKERAGE

It is the policy of the Ultra Series Fund, in effecting transactions in portfolio securities, to seek best execution of orders at the most favorable prices. The determination of what may constitute best execution and price in the execution of a securities transaction by a broker involves a number of considerations, including without limitation, the overall direct net economic result (involving both price paid or received and any commissions and other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved, the availability of the broker to stand ready to execute potentially difficult transactions in the future and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by management in determining the overall reasonableness of brokerage commissions paid.


Subject to the foregoing, a factor in the selection of brokers is the receipt of research services, analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information. Any such research and other statistical and factual information provided by brokers to the Ultra Series Fund, or the Investment Adviser or Sub-Adviser ("Advisers" for purposes of this section), is considered to be in addition to and not in lieu of services required to be performed by the Advisers under its contract with the Ultra Series Fund. Research obtained on behalf of the Ultra Series Fund may be used by the Advisers in connection with other clients of the Advisers. Conversely, research received from placement of brokerage for other accounts may be used by the Advisers in managing investments of the Ultra Series Fund. Therefore, the correlation of the cost of research to individual clients of the Advisers, including the Ultra Series Fund, is indeterminable and cannot practically be allocated among the Ultra Series Fund and the Advisers' other clients. Consistent with the above, the Ultra Series Fund may effect principal transactions with a broker-dealer that furnishes brokerage and/or research services, or designate any such broker-dealer to receive selling commissions, discounts or other allowances, or otherwise deal with any broker-dealer, in connection with the acquisition of securities in underwritings. Accordingly, the net prices or commission rates charged by any such broker-dealer may be greater than the amount another firm might charge if the management of the Ultra Series Fund determines in good faith that the amount of such net prices and commissions is reasonable in relation to the value of the services and research information provided by such broker-dealer to the Ultra Series Fund. For the year ended December 31, 1997, Capital Appreciation Stock Fund paid $186,338, Growth and Income Stock Fund paid $352,096 and Balanced Fund paid $92,415 in brokerage fees. There were no brokerage fees paid by Bond or Money Market Funds in 1997. For the year ended December 31, 1998, Capital Appreciation Stock Fund paid $358,785, Growth and Income Stock Fund paid $372,675, and Balanced Fund paid $117,875 in brokerage fees. There were no brokerage fees paid by Bond or Money Market Funds in 1998. For the year ended December 31, 1999, Capital Appreciation Stock Fund paid $563,777, Growth and Income Stock Fund paid $497,353, Balanced Fund paid $131,328, and the Mid-Cap Stock Fund paid $67,763 in brokerage fees. There were no brokerage fees paid by the Bond or Money Market Funds in 1999.


The Ultra Series Fund expects that purchases and sales of money market instruments usually will be principal transactions. Money market instruments are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There usually will be no brokerage commissions paid for such purchases. Purchases from underwriters will include the underwriting commission or concession and purchases from dealers serving as market makers will include the spread between the bid and asked price. Where transactions are made in the over-the-counter market, the Ultra Series Fund will deal with the primary market makers unless equal or more favorable prices are otherwise obtainable.

Where advantageous, the Ultra Series Fund may participate with other clients of the Advisers in "bunching of trades" wherein one purchase or sale transaction representing several different client accounts is placed with a broker. The Advisers have established various policies and procedures that assure equitable treatment of all accounts.

The policy with respect to brokerage is and will be reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be changed, modified or eliminated.

                           HOW SECURITIES ARE OFFERED

Shares of Beneficial Interest

The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Trust without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this SAI, the Trustees have authorized shares of the seven funds described in the prospectus. Additional series and/or classes may be added in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Trust, or new series of the Trust, into one or more classes. As of the date of this SAI, the Trustees have authorized the issuance of two classes of shares of the fund, designated as Class C and Class Z. Additional classes of shares may be offered in the future.

The shares of each class of each fund represent an equal proportionate interest in the aggregate net assets attributable to that class of that fund. The different classes of a fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by each fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the fact that: (i) the distribution and service fees relating to Class C or Class Z shares will be borne exclusively by that class; (ii) each of Class C shares and Class Z shares will bear any other class expenses properly allocable to such class of shares, subject to the requirements imposed by the Internal Revenue Service on funds having a multiple-class structure. Similarly, the NAV per share may vary depending on whether Class C shares or Class Z shares are purchased.

In the event of liquidation, shareholders of each class of each fund are entitled to share pro rata in the net assets of the class of the fund available for distribution to these shareholders. Shares entitle their holders to one vote per dollar value of shares, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Share certificates will not be issued.

Limitation of Trustee and Officer Liability

The Declaration further provides that the Trust shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them, in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of the Trust. The Declaration does not authorize the Trust to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

Limitation of Interseries Liability

All persons dealing with a fund must look solely to the property of that particular fund for the enforcement of any claims against that fund, as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of a fund or the Trust. No fund is liable for the obligations of any other fund. Since the funds use a combined prospectus, however, it is possible that one fund might become liable for a misstatement or omission in the prospectus regarding another fund with which its disclosure is combined. The Trustees have considered this factor in approving the use of the combined prospectus.

Pursuant to current interpretations of the Act, the Company will solicit voting instructions from owners of variable annuity or variable life insurance contracts issued by it with respect to any matters that are presented to a vote of shareholders. Insurance companies not affiliated with the CUNA Mutual Group will generally follow similar procedures. On any matter submitted to a vote of shareholders, all shares of the Ultra Series Fund then issued and outstanding and entitled to vote shall be voted in the aggregate and not by series or Class, except for matters concerning only a series or Class. Certain matters approved by a vote of the shareholders of the Ultra Series Fund may not be binding on a series or Class whose shareholders have not approved such matter. This is the case if the matter affects interests of that series or Class which are not identical with the interests of all other series and Classes such as a change in investment policy, approval of the Investment Adviser or a material change in the distribution Plan and failure by the holders of a majority of the outstanding voting securities of the series or Class to approve the matter. The holder of each share of each series or Class of stock of the Ultra Series Fund shall be entitled to one vote for each full dollar of net asset value and a fractional vote for each fractional dollar of net asset value attributed to the shareholder.

The Ultra Series Fund is not required to hold annual meetings of shareholders and does not plan to do so. The Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the Act or the Declaration of Trust. The Trustees have the power to alter the number and the terms of office of the Trustees, and may lengthen their own terms or make their terms of unlimited duration and appoint their successors, provided always at least a majority of the Trustees have been elected by the shareholders of the Ultra Series Fund. The Declaration of Trust provides that shareholders can remove Trustees by a vote of two-thirds of the outstanding shares and the Declaration of Trust sets out procedures to be followed.

Because shares of the Ultra Series Fund are sold to the CUNA Mutual Group separate accounts, qualified retirement plans sponsored by CUNA Mutual Group, unaffiliated insurance company separate accounts and qualified retirement plans, it is possible that material conflicts could arise among and between the interests of: (1) variable annuity contract owners (or participants under group variable annuity contracts) and variable life insurance contract owners, or (2) owners of variable annuity and variable life insurance contracts of affiliated and unaffiliated insurance companies and (3) participants in affiliated and unaffiliated qualified retirement plans. Such material conflicts could include, for example, differences in federal tax treatment of variable annuity contracts versus variable life insurance contracts. The Ultra Series Fund does not currently foresee any disadvantage to one category of investors vis-a-vis another arising from the fact that the Ultra Series Fund's shares support different types of variable insurance contracts. However, the Ultra Series Fund's Board of Trustees will continuously monitor events to identify any potential material conflicts that may arise between the interests of different categories or classes of investors and to determine what action, if any, should be taken to resolve such conflicts. Such action may include redeeming shares of the Ultra Series Fund held by one or more of the separate accounts or qualified retirement plans involved in any material irreconcilable conflict.

                            NET ASSET VALUE OF SHARES

Net Asset Value per share is calculated each Valuation Day. Net Asset Value is determined by dividing each Fund's total net assets by the number of shares outstanding at the time of calculation. Total net assets are determined by adding the total current value of portfolio securities, cash, receivables, and other assets and subtracting liabilities. Shares will be sold and redeemed at the Net Asset Value next determined after receipt of the purchase order or request for redemption.


The Net Asset Value of a share issued by the Bond, Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds was initially set at $10.00 per share. The Net Asset Value of a share issued by the Money Market Fund was initially set at $1.00 per share. (See Money Market Fund below.)


Money Market Fund

The Trustees have determined that the best method currently available for determining the Net Asset Value is the amortized cost method. The Trustees will utilize this method pursuant to Rule 2a-7 of the Act. The use of this valuation method will be continuously reviewed and the Trustees will make such changes as may be necessary to assure that assets are valued fairly as determined by the Trustees in good faith. Rule 2a-7 obligates the Trustees, as part of their responsibility within the overall duty of care owed to the shareholders, to establish procedures reasonably designed, taking into account current market conditions and the investment objectives, to stabilize the Net Asset Value per share as computed for the purpose of distribution and redemption at $1.00 per share. The Trustees' procedures include periodically monitoring, as they deem appropriate and at such intervals as are reasonable in light of current market conditions, the relationship between the amortized cost value per share and the Net Asset Value per share based upon available market quotations. The Trustees will consider what steps should be taken, if any, in the event of a difference of more than 1/2 of one percent (1%) between the two. The Trustees will take such steps as they consider appropriate, (e.g., redemption in kind or shortening the average portfolio maturity) to minimize any material dilution or other unfair results which might arise from differences between the two. The Rule requires that the Fund limit its investments to instruments which the Trustees determine will present minimal credit risks and which are of high quality as determined by a major rating agency, or, in the case of any instrument that is not so rated, of comparable quality as determined by the Trustees. It also calls for the Fund to maintain a dollar weighted average portfolio maturity (not more than 90 days) appropriate to its objective of maintaining a stable Net Asset Value of $1.00 per share and precludes the purchase of any instrument with a remaining maturity of more than 397 days. Should the disposition of a portfolio security result in a dollar weighted average portfolio maturity of more than 90 days, the Fund will invest its available cash in such manner as to reduce such maturity to 90 days or less as soon as reasonably practicable.

It is the normal practice of the Fund to hold portfolio securities to maturity. Therefore, unless a sale or other disposition of a security is mandated by redemption requirements or other extraordinary circumstances, the Fund will realize the par value of the security. Under the amortized cost method of valuation traditionally employed by institutions for valuation of money market instruments, neither the amount of daily income nor the Net Asset Value is affected by any unrealized appreciation or depreciation. In periods of declining interest rates, the indicated daily yield on shares the Fund has computed by dividing the annualized daily income by the Net Asset Value will tend to be higher than if the valuation were based upon market prices and estimates. In periods of rising interest rates, the indicated daily yield on shares the Fund has computed by dividing the annualized daily income by the Net Asset Value will tend to be lower than if the valuation were based upon market prices and estimates.


Bond,  Balanced,  High Income,  Growth and Income  Stock,  Capital  Appreciation
Stock,  Mid-Cap  Stock,   Emerging  Growth,   International  Stock,  and  Global
Securities Funds


Common stocks that are traded on an established exchange or over-the-counter are valued on the basis of market price as of the end of the Valuation Period, provided that a market quotation is readily available. Otherwise, they are valued at fair value as determined in good faith by or at the direction of the Trustees.

Stripped Treasury Securities, long-term straight debt obligations, and non-convertible preferred stocks are valued using readily available market quotations, if available. When exchange quotations are used, the latest quoted sale price is used. If an over-the-counter quotation is used, the last bid price will normally be used. If readily available market quotations are not available, these securities are valued at market value as determined in good faith by or at the direction of the Trustees. Readily available market quotations will not be deemed available if an exchange quotation exists for a debt security, preferred stock, or security convertible into common stock, but it does not reflect the true value of the Fund's holdings because sales have occurred infrequently, the market for the security is thin, or the size of the reported trade is considered not comparable to the Fund's institutional size holdings. When readily available market quotations are not available, the Fund will use an independent pricing service which provides valuations for normal institutional size trading units of such securities. Such a service may utilize a matrix system which takes into account appropriate factors such as institutional size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data in determining valuations. These valuations are reviewed by the Investment Adviser. If the Investment Adviser believes that evaluation still does not represent a fair value, it will present for approval of the Trustees such other valuation as the Investment Adviser considers to represent a fair value. The specific pricing service or services to be used will be presented for approval of the Trustees.

Short-term instruments having maturities of sixty (60) days or less will be valued at amortized cost. Short-term instruments having maturities of more than sixty (60) days will be valued at market values or values based on current interest rates.

Options, stock index futures, interest rate futures, and related options which are traded on U.S. exchanges or boards of trade are valued at the closing price as of the close of the New York Stock Exchange.

The Investment Adviser, at the direction of the Trustees, values the following at prices it deems in good faith to be fair:

     1.   Securities  (including  restricted   securities)  for  which  complete
          quotations are not readily available, and

     2. Listed securities if, in the opinion of the Investment Adviser, the last sale price does not reflect the current market value or if no sale occurred, and

     3.   Other assets.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

The Fund intends that each of the Funds will qualify each year as a regulated investment company under Subchapter M of Chapter 1 of the Code. If, as intended, each Fund continues to qualify as a regulated investment company and distributes substantially all of its net investment income and net capital gains to its shareholders, then, under the provisions of Subchapter M, there should be little or no income or gains taxable to it. In addition, each Fund intends to comply with other distribution rules specified in Code so that it will not incur a 4% nondeductible federal excise tax that otherwise would apply.

Each Fund of the Trust must meet several requirements to maintain its status as a regulated investment company. These requirements include the following: (1) at least 90% of the Fund's gross income must be derived from dividends, interest, payments with respect to securities loaned, and gains from the sale or disposition of securities; and (2) at the close of each quarter of the Fund's taxable year, (a) at least 50% of the value of the Fund's total assets must consist of cash, U.S. Government securities and other securities (no more than 5% of the value of the Fund may consist of such other securities of any one issuer, and the Fund must not hold more than 10% of the outstanding voting stock of any issuer), and (b) the Fund must not invest more than 25% of the value of its total assets in the securities of any one issuer (other than U.S. Government securities).

Each of the Funds also intends to comply with section 817(h) of the Code and the regulations issued thereunder, which impose certain investment diversification requirements on separate accounts of life insurance companies that are used to support variable annuity contracts ("VA contracts") and variable life insurance policies ("VLI policies"). In general, these requirements are that no more than 55% of the value of the assets of a Fund may be represented by any one investment; no more than 70% by any two investments; no more than 80% by any three investments; and no more than 90% by any four investments. For these purposes, all securities of the same issuer are treated as a single investment and each United States government agency or instrumentality is treated as a separate issuer. These diversification requirements are in addition to the requirements of subchapter M and of the Investment Company Act, and may affect the securities in which a Fund may invest. In order to comply with the current or future requirements of section 817(h) (or related provisions of the Code), the Trust may be required, for example, to alter the investment objectives of one or more of the Funds. (To the extent required by law, approval of owners of VA contracts or VLI policies or of the Commission will be obtained before changing investment objectives.)

If a Fund fails to qualify as a regulated investment company, it will be subject to federal, and possibly state, corporate taxes on its taxable income and gains (without any deduction for its distributions to its shareholders) and distributions to its shareholders will constitute ordinary income to the extent of such Fund's available earnings and profits. Owners of VA contracts and VLI policies indirectly invested in such a Fund might be taxed currently on the investment earnings under their contracts or policies and thereby lose the benefit of tax deferral. In addition, if a Fund fails to comply with the diversification requirements of section 817(h) of the Code and the regulations thereunder, owners of VA contracts and VLI policies indirectly invested in the Fund would be taxed on the investment earnings under their contracts or policies and thereby lose the benefit of tax deferral. Accordingly, compliance with the above rules is carefully monitored by the investment adviser and the Trust intends that each Fund comply with these rules as they exist or as they may be modified from time to time. Compliance with the tax requirements described above may result in a reduction in the return under a Fund, since, to comply with the above rules, the investments utilized (and the time at which such investments are entered into and closed out) may be different from what the investment adviser might otherwise believe desirable.

The foregoing discussion of federal income tax consequences is a general and abbreviated summary based on tax laws and regulations in effect on the date of this SAI. Tax law is subject to change by legislative, administrative or judicial action. Each prospective investor should consult his or her own tax adviser as to the tax consequences of investments in the Funds. For information concerning the federal income tax consequences to the owners of VA contracts and VLI policies, see the prospectuses for such contracts or policies. [For information concerning the federal income tax consequences to plan participants, see the summary plan description.]

It is the intention of the Ultra Series Fund to distribute substantially all of the net investment income, if any, of each Fund thereby avoiding the imposition of any Fund-level income or excise tax as follows:


(i) Dividends on the Money Market Fund will be declared and reinvested daily in additional full and fractional shares of the Money Market Fund.

(ii) Dividends of ordinary income from the Bond, Balanced, High Income, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, Emerging Growth, International Stock, and Global Securities Funds will be declared and reinvested quarterly in additional full and fractional shares of the respective Fund.


(iii) All net realized short-term and long-term capital gains of the Ultra Series Fund, if any, will be declared and distributed at least annually, but in any event, no more frequently than allowed under SEC rules, to the shareholders of each Fund to which such gains are attributable.

Options and Futures Transactions

The tax consequences of options transactions entered into by a Fund will vary depending on the nature of the underlying security, whether the option is written or purchased and finally, whether the "straddle" rules, discussed separately below, apply to the transaction. When a Fund writes a call or a put option on an equity or convertible debt security, the treatment for federal income tax purposes of the premium that it receives will, subject to the straddle rules, depend on whether the option is exercised. If the option expires unexercised, or if the Fund enters into a closing purchase transaction, the Fund will realize a gain (or loss if the cost of the closing purchase transaction exceeds the amount of the premium) without regard to any unrealized gain or loss on the underlying security. Any such gain or loss will be short-term capital gain or loss, except that any loss on a "qualified" covered call stock option that is not treated as part of a straddle may be treated as long-term capital loss. If a call option written by a Fund is exercised, the Fund will recognize a capital gain or loss from the sale of the underlying security, and will treat the premium as additional sales proceeds. Whether the gain or loss will be long-term or short-term will depend on the holding period of the underlying security. If a put option written by a Fund is exercised, the amount of the premium will reduce the tax basis of the security that the Fund then purchases.

If a put or call option that a Fund has purchased on an equity or convertible debt security expires unexercised, the Fund will realize a capital loss equal to the cost of the option. If the Fund enters into a closing sale transaction with respect to the option, it will realize a capital gain or loss (depending on whether the proceeds from the closing transaction are greater or less than the cost of the option). The gain or loss will be short-term or long-term depending on the Fund's holding period in the option. If the Fund exercises such a put option, it will realize a short-term gain or loss (long-term if the Fund holds the underlying security for more than one year before it purchases the put) from the sale of the underlying security measured by the sales proceeds decreased by the premium paid. If the Fund exercises such a call option, the premium paid for the option will be added to the tax basis of the security purchased.

One or more Funds may invest in Section 1256 contracts. Section 1256 contracts generally include options on nonconvertible debt securities (including securities of U.S. Government agencies or instrumentalities), options on stock indexes, futures contracts, options on futures contracts and certain foreign currency contracts. Options on foreign currency, futures contracts on foreign currency, and options on foreign currency futures will qualify as Section 1256 contracts if the options or futures are traded on or subject to the rules of a qualified board or exchange. In general, gain or loss on Section 1256 contracts will be treated as 60% long-term and 40% short-term capital gain or loss ("60/40"), regardless of the period of time particular positions are actually held by a Fund. In addition, any Section 1256 contracts held at the end of each taxable year (and on October 31 of each year for purposes of determining the amount of capital gain net income that a Fund must distribute to avoid liability for the 4% excise tax) are "marked to market" with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as 60/40 gain or loss.

Straddles

Hedging transactions undertaken by a Fund may result in "straddles" for federal income tax purposes. Straddles are defined to include "offsetting positions" in actively-traded personal property. Under current law, it is not clear under what circumstances one investment made by a Fund, such as an option or futures contract, would be treated as "offsetting" another investment also held by the Fund, such as the underlying security (or vice versa) and, therefore, whether the Fund would be treated as having entered into a straddle. In general, investment positions may be "offsetting" if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions (although certain "qualified" covered call stock options written by a Fund may be treated as not creating a straddle).

To the extent that the straddle rules apply to positions established by a Fund, losses realized by the Fund may be either deferred or recharacterized as long-term losses, and long-term gains realized by the Fund may be converted to short-term gains.

Each Fund may make one or more of the elections available under the Code which are applicable to straddles. If a Fund makes any of the elections, the amount, character, and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections operate to accelerate the recognition of gains or losses from the affected straddle positions.

Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a Fund that did not engage in such hedging transactions.

Distributor

As described in the Prospectus, the Ultra Series Fund does not deal directly with the public. Shares of the Ultra Series Fund are currently issued and redeemed through the distributor, pursuant to a Distribution Agreement between the Ultra Series Fund and the distributor. The principal place of business of CUNA Brokerage Services, Inc. is 5910 Mineral Point Road, Madison, Wisconsin 53705. The distributor is owned by CUNA Mutual Investment Corporation which in turn is owned by CUNA Mutual Insurance Society. The Company and CUNA Mutual Insurance Society entered into an agreement of permanent affiliation on July 1, 1990. Shares of the Ultra Series Fund are purchased and redeemed at Net Asset Value. The Distribution Agreement provides that the distributor will use its best efforts to render services to the Ultra Series Fund, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, it will not be liable to the Ultra Series Fund or any shareholder for any error of judgment or mistake of law or any act or omission or for any losses sustained by the Ultra Series Fund or its shareholders. CUNA Brokerage has not received underwriting commissions from the Ultra Series Fund for any of the last three fiscal years.

                     CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, the Ultra Series Fund may disclose yields, total returns, and other performance data. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC. The Ultra Series Fund will not disclose performance of the Ultra Series Fund in separate account sales literature or advertising without also showing performance at the separate account level.

The Ultra Series Fund may distribute sales literature showing total return performance. Total return calculations are based on historical results and are not intended to indicate future performance. Total return will vary over time depending on market conditions, assets owned and operating expenses. Information about the performance of the Ultra Series Fund is contained in the annual report to shareholders which may be obtained without charge from the address shown on the first page of this SAI.

Total return figures distributed by the Ultra Series Fund will show the change in value of an investment in the Ultra Series Fund from the beginning of the measuring period to the end of the measuring period. All dividends and capital gains are assumed to be immediately reinvested. Average annual total return is calculated by determining the growth or decline in value of a $1,000 hypothetical investment over a stated period and then calculating the annually compounded percentage rate that would have produced the same ending value if the rate of growth or decline in value had been constant during the entire period. The actual rate of growth or decline varies over time, rather than being constant, so actual year-to-year performance will be different from "average" annual return. The Ultra Series Fund will show average annual total returns for 1, 3, 5, and 10 year periods (or, if shorter, the period since inception) and may show actual and average total returns for other periods. The Ultra Series Fund may also show cumulative return, computed by dividing the value at the end of the period by the value at the beginning of the period. Cumulative total return may be shown either as a percentage change or as a dollar value. Performance data may be shown in the form of graphs, charts, tables and numerical examples.

The Ultra Series Fund may also distribute sales literature showing yield figures for its Money Market and Bond Funds. Yield figures are based on historical earnings and are not intended to indicate future performance. The yield of the fund refers to the income generated by an investment in the fund over the stated period. This income is then annualized, that is, the amount of income generated by the investment during that period is assumed to be generated over a 365-day period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned is assumed to be reinvested or "compounded." The effective yield will be slightly higher than the yield because of the effect of assumed reinvestment.

The Ultra Series Fund may distribute sales literature comparing its total returns to standard industry measures, for example, the Dow Jones Industrial Average, one or more of the Standard & Poor's or Frank Russell Company stock indexes, one or more of the Lehman Brothers bond indexes, the consumer price index, and data published by Lipper Analytical Services, Morningstar, Inc., and Ibbotson Associates. The Dow Jones Industrial Average (DJIA) is a market value-weighted, unmanaged index of 30 large industrial stocks traded on the New York Stock Exchange. The Standard and Poor's and Frank Russell Company stock indexes are unmanaged, market value weighted indexes of various industrial, transportation, utility and financial companies, grouped by size of market capitalization, valuation characteristics (i.e. growth or value) or other attributes. The Lehman Brothers bond indexes represent unmanaged groups of fixed income securities of various issuers and terms to maturity which are representative of bond market performance. The consumer price index is a statistical measure of changes in the prices of goods and services over time published by the U.S. Bureau of Labor Statistics. Lipper Analytical Services and Morningstar, Inc. are independent services that monitor performance of mutual funds and insurance company separate accounts. Lipper Performance Summary Averages represent the average annual total return of all the funds (within a specified investment category) that are covered by the Lipper Analytical Services Variable Insurance Products Performance Analysis Service.

The volatility of each fund may be compared to the volatility of the relevant market as a whole. "Beta" is a measure of the sensitivity of a particular asset or a particular fund relative to the marketplace in which it is traded. The beta of the market is 1.0 which serves as a benchmark to assess other assets including the six funds within the Ultra Series Fund. Beta is a measure of the degree to which the return on the asset or the fund moved relative to how the return of the relevant market moved. A number that is both positive and less than 1.0 means that the asset or fund moved in the same direction as the market but to a smaller degree. In other words, a beta of less than 1.0 indicates less volatility (less investment risk) than the market.

Standard deviation measures the volatility of actual periodic returns around a statistically fitted (average) trendline of the actual returns. For example, a portfolio that grew over a five-year period at an average annual total return of 10% with a standard deviation of 15% would be much more volatile (would involve more investment risk) than a portfolio that grew at an average annual total return of 8% with a standard deviation of 5%. The latter portfolio might meet the investment needs of a risk averse investor better than the former portfolio.

Money Market Fund Yields

From time to time, sales literature may quote the current annualized yield of the Money Market Fund for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on portfolio securities.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the period in the value of a hypothetical account having a balance of 1 share at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in value reflects net income from the Fund attributable to the hypothetical account. Current yield is calculated according to the following formula:

Current Yield = [(NCS - ES)/UV) X (365/7)] x 100

Where:

NCS= the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 share.

ES= per share expenses attributable to the hypothetical account for the seven-day period.

UV= the share value at the close of business on the day prior to the first day of the seven-day period.

Effective yield = [(1 + ((NCS-ES)/UV)) 365/7 - 1] x 100

Where:

NCS= the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 share.

ES = per share expenses attributable to the hypothetical account for the seven-day period.

UV = the share value at the close of business on the day prior to the first day of the seven-day period.

The current and effective yields on amounts held in the Money Market Fund normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Fund's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity, the types and quality of portfolio securities held and operating expenses. Yields on amounts held in the Money Market Fund may also be presented for periods other than a seven-day period.

Other Fund Yields

From time to time, sales literature may quote the current annualized yield of one or more of the Funds (except the Money Market Fund) for 30-day or one-month periods. The annualized yield of a Fund refers to income generated by the Fund during a 30-day or one-month period and is assumed to be generated each period over a 12-month period.

The yield is computed by: 1) dividing the net investment income of the Fund for the period; by 2) the maximum offering price per share on the last day of the period times the daily average number of shares outstanding for the period; by
3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. The 30-day or one-month yield is calculated according to the following formula:

Yield = [2 X (((NI - ES)/(U X UV)) + 1)6 - 1)] x 100

Where:

NI = net income of the Fund for the 30-day or one-month period attributable to the Fund's shares.

ES   = expenses of the Fund for the 30-day or one-month period.

U    = the average number of shares outstanding.

UV = the share value at the close of the last day in the 30-day or one-month period.

The yield normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Fund's actual yield is affected by the types and quality of portfolio securities held and operating expenses.

Average Annual Total Returns

From time to time, sales literature may also quote average annual total returns for one or more of the Funds for various periods of time.

When a Fund has been in operation for 1, 3, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month or calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

The total return is calculated according to the following formula:

TR   = [((ERV/P)1/N) - 1] x 100

Where:

TR   = the average annual total return net of any Fund recurring charges.

ERV = the ending redeemable value of the hypothetical account at the end of the period.

P=   a hypothetical initial payment of $1,000.

N    = the number of years in the period.

Other Total Returns

From time to time, sales literature may also disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR  = [(ERV/P) - 1] x 100

Where:

CTR= The cumulative total return net of any Fund recurring charges for the period. ERV = The ending redeemable value of the hypothetical investment at the end of the period. P= A hypothetical single payment of $1,000.

                              FINANCIAL STATEMENTS


Data from the most recent semiannual report begins on the next page followed by data from the most recent annual report

                                MONEY MARKET FUND
                             Schedule of Investments
                                  June 30, 2000
                                   (Unaudited)

                                             % Net    Quality Rating   Annualized       Maturity        Par/Shares
                                            Assets     (Unaudited)*       Yield           Date            Amount          Value
                                            ------     ------------       -----           ----            ------          -----

COMMERCIAL PAPER                             66.6%
  American Express Credit Corp.                           A-1/P-1         6.660%        07/06/00       $1,300,000    $  1,298,817
  American Express Credit Corp.                           A-1/P-1         6.827         10/12/00        1,500,000       1,471,675
  AT&T Corp.                                              A-1+/P-1        6.708         07/17/00        4,000,000       3,988,338
  Bell South Telecom Inc.                                 A-1+/P-1        6.622         07/06/00        3,000,000       2,997,300
  Coco-Cola Company                                       A-1/P-1         6.673         07/27/00        2,030,000       2,020,441
  Emerson Electric Co.                                    A-1+/P-1        6.659         07/05/00        4,000,000       3,997,102
  GE Capital Corp.                                        A-1+/P-1        6.763         07/17/00        1,073,000       1,069,829
  General Motors Acceptance Corporation                   A-1/P-1         6.530         07/11/00        3,750,000       3,743,375
  Goldman Sachs Group Inc.                                A-1+/P-1        6.730         08/09/00        4,000,000       3,971,487
  IBM Credit Corp                                         A-1/P-1         6.629         07/14/00        4,000,000       3,990,611
  John Deere Capital Corp.                                A-1/P-1         6.717         07/26/00        3,000,000       2,986,334
  McGraw Hill Companies                                   A-1/P-1         6.725         07/31/00        3,000,000       2,983,625
  Merrill Lynch & Co Inc                                  A-1+/P-1        6.647         07/12/00        4,000,000       3,992,019
  Motorola Credit Corp.                                   A-1/P-1         6.743         07/25/00        1,600,000       1,592,939
  Pharmacia Corp.                                         A-1+/P-1        6.779         07/24/00        4,000,000       3,983,082
  Procter & Gamble Co.                                    A-1+/P-1        6.636         07/13/00        1,312,000       1,309,157
  SBC Communications, Inc.                                A-1+/P-1        6.718         07/20/00        4,000,000       3,986,151
  Wal-Mart Stores Inc.                                    A-1+/P-1        6.656         08/01/00        4,000,000       3,977,611
  Walt Disney Company                                     A-1/P-1         6.645         07/10/00        4,000,000       3,993,470
                                                                                                                        ----------
                                                                                                                        57,353,363
                                                                                                                        ----------

U.S. GOVERNMENT                              1.2%
  U.S. Treasury Note                                                      5.374         07/31/00        1,000,000        1,000,000
                                                                                                                        ----------


QUASI-GOVERNMENT/
GOVERNMENT SPONSORED                         27.7%
  Federal Home Loan Bank Discount Note                                    6.058         11/03/00        5,000,000       4,996,014
  Federal Home Loan Bank Discount Note                                    6.162         08/18/00        5,000,000       4,960,533
  Federal Farm Credit Discount Notes                                      6.560         08/21/00        4,000,000       3,963,677
  Federal National Mortgage Association
    Discount Notes                                                        6.698         10/16/00        5,000,000       4,903,997
  Federal Home Loan Bank                                                  7.050         05/17/01        5,000,000       5,000,000
                                                                                                                        ----------
                                                                                                                        23,824,221
                                                                                                                        ----------

REGISTERED INVESTMENT COMPANY                4.4%
  State Street Prime Money Market                                         6.580                          3,786,731       3,786,731
                                                                                                                        ----------

     TOTAL INVESTMENTS, MONEY MARKET
     FUND                                                                                                              $85,964,315
                                                                                                                        ==========

Values of investment securities are determined as described in Note 2 of the financial statements.

*Moody's/Standard  &  Poors'  quality  ratings  (unaudited).   See  the  current
Prospectus and Statement of Additional Information for a complete description of these ratings.

See accompanying notes to financial statements.

                                    BOND FUND
                             Schedule of Investments
                                  June 30, 2000
                                   (Unaudited)

                                            % Net                       Annualized
                                            Assets                        Yield                           Shares            Value
                                            ------                        -----                           ------            -----
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY                 3.4%
    State Street Prime Money Market                                       6.580%                         9,471,259      $9,471,259
                                                                                                                         ---------
       TOTAL SHORT-TERM INVESTMENTS
       (COST: $9,471,259)                                                                                                9,471,259
                                                                                                                         ---------
                                                      Quality Rating     Coupon         Maturity            Par
LONG-TERM INVESTMENTS:                                 (Unaudited)*       Rate            Date            Amount
                                                       ------------       ----            ----            ------
U.S. GOVERNMENT & AGENCY BONDS:              46.3%
GOVERNMENT NOTES                             15.3%
    U.S. Treasury Note                                    AAA             5.875%        11/15/04       $4,000,000       3,940,000
    U.S. Treasury Note                                    AAA            11.125         08/15/03        5,000,000       5,657,815
    U.S. Treasury Note                                    AAA            10.750         08/15/05        3,000,000       3,575,625
    U.S. Treasury Note                                    AAA             6.750         05/15/05        2,000,000       2,046,876
    U.S. Treasury Note                                    AAA             8.125         05/15/21        3,000,000       3,652,500
    U.S. Treasury Note                                    AAA             6.625         05/15/07        3,500,000       3,572,188
    U.S. Treasury Note                                    AAA             6.000         08/15/09        5,000,000       4,959,375
    U.S. Treasury Note                                    AAA            10.750         08/15/05        4,600,000       4,648,875
    U.S. Treasury Note                                    AAA            10.750         02/15/03       10,000,000      11,025,000
                                                                                                                        ----------
                                                                                                                       43,078,254
                                                                                                                        ----------
GOVERNMENT AGENCIES                          31.0%
    Federal Home Loan Mortgage Corp. Gold
      Pool C01005                                         AAA             8.000         06/01/30       10,000,000      10,056,600
    Federal Home Loan Bank Note-CPI Floating Rate         AAA             5.902         02/20/07        2,000,000       1,911,440
    Federal Home Loan Bank                                AAA             7.000         04/09/18        1,000,000         912,736
    Federal Home Loan Mortgage Corp.                      AAA             6.600         11/19/13        1,350,000       1,227,545
    Federal National Mortgage Assn. Convential Loan
      Pool 541215                                         AAA             7.500         06/01/30        4,000,000       3,942,200
    Federal National Mortgage Assn. Convential Loan
      Pool 253356                                         AAA             8.000         06/01/30        4,999,500       5,021,548
    Federal National Mortgage Assn. Convential Loan
      Pool 537433                                         AAA             8.000         05/01/30        4,700,000       4,720,728
    Federal National Mortgage Association 96-M6 G         AAA             7.750         09/17/23          772,442         777,994
    Federal National Mortgage Association                 AAA             7.000         08/27/12        3,000,000       2,859,810
    Federal National Mortgage Association Pool 519049     AAA             8.000         09/01/29        4,741,890       4,771,717
    Federal National Mortgage Association                 AAA             6.290         01/22/08        2,591,000       2,427,466
    Federal National Mortgage Association Pool 537367     AAA             7.000         06/01/30        2,000,026       1,930,285
    Federal National Mortgage Association Pool 523482     AAA             7.000         06/01/30        3,000,000       2,895,390
    Federal Home Loan Mortgage Corp.                      AAA             7.000         03/15/10        2,000,000       1,983,150
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2935                                           AAA             8.000         06/20/30        8,000,000       8,038,320
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2921                                           AAA             7.500         05/20/30       10,929,831      10,789,383
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2934                                           AAA             7.500         06/22/30        2,500,000       2,467,875
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2909                                           AAA             8.000         04/20/30       11,482,547      11,537,549
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2922                                           AAA             8.000         05/20/30        3,994,613       4,013,747
    Small Business Administration Pool 504476             AAA             7.000         04/05/24        4,823,303       4,908,657
                                                                                                                       -----------
                                                                                                                       87,194,140
                                                                                                                       -----------
       TOTAL U.S. GOVERNMENT & AGENCY BONDS                                                            127,985,152    130,272,394
       (COST: $129,519,477)                                                                                           -----------

U.S. CORPORATE BONDS:                        44.4%

BASIC MATERIALS                               4.3%
  Chemicals                                   1.1%
  ---------
    ICI Wilmington                                        BAA-1/A-        9.500         11/15/00        3,000,000       3,016,722
                                                                                                                        ---------
  Paper/Forest Products                       2.5%
  ---------------------
    Chesapeake Corp.                                      BA-2/BB+        7.200         03/15/05        1,000,000         931,789
    International Paper                                   BAA-1/BBB+      6.875         04/15/29        2,000,000       1,671,662
    International Paper, 144A (A)                         BAA-1/BBB+      8.125         07/08/05        2,700,000       2,723,819
    Weyerhaeuser Co.                                      A-3/A           6.950         08/01/17        2,000,000       1,774,376
                                                                                                                        ---------
                                                                                                                        7,101,646
                                                                                                                        ---------

  Steel                                       0.7%
  -----
    Commercial Metals                                     BAA-1/BBB+      7.200         07/15/05        2,000,000       1,949,160
                                                                                                                         --------

                                    BOND FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net    Quality Rating     Coupon         Maturity            Par
                                            Assets     (Unaudited)*       Rate            Date            Amount            Value
                                            ------     ------------       ----            ----            ------            -----
CAPITAL GOODS                                 3.2%
  Building Products.                          1.4%
  -----------------
    Owens Corning                                         BAA-3/BB+       7.700%        05/01/08       $3,000,000      $1,912,722
    Owens Corning                                         BAA-3/BB+       7.500         05/01/05        2,977,000       2,065,294
                                                                                                                         ---------
                                                                                                                        3,978,016
                                                                                                                         ---------
  Engineering/Consulting                      0.9%
  ----------------------
    Foster Wheeler Corp.                                  BAA-3/BBB-      6.750         11/15/05        3,000,000       2,509,410
                                                                                                                         ---------
  Manufacturing-Diversified                   0.9%
  -------------------------
    Giddings & Lewis                                      BA1/BBB         7.500         10/01/05        2,500,000       2,457,275
                                                                                                                         ---------
COMMUNICATION SERVICES                        2.6%
  Telephone                                   2.6%
  ---------
    AT&T Corp.                                            A-1/AA-         6.000         03/15/09        3,000,000       2,674,917
    Worldcom                                              A-3             8.250         05/15/10        2,000,000       2,047,112
    Vodafone Airtouch PLC                                 A-2/A-          7.500         07/15/06        2,500,000       2,481,493
                                                                                                                         ---------
                                                                                                                        7,203,522
                                                                                                                         ---------
CONSUMER CYCLICAL                             7.9%
  Auto Manufacturers                          3.9%
  ------------------
    Borg-Warner Automotive                                BAA-2/BBB+      7.125         02/15/29        3,000,000       2,476,941
    Cummins Engine                                        BAA-1/BBB+      6.450         03/01/05        3,000,000       2,782,605
    Meritor Automotive Inc.                               BAA-2/BBB       6.800         02/15/09        3,000,000       2,569,449
    TRW Inc.                                              BAA-1/BBB       8.750         05/15/06        3,000,000       3,056,154
                                                                                                                         ---------
                                                                                                                       10,885,149
                                                                                                                         ---------
  Funeral Services                            0.4%
  ----------------
    Service Corp. International                           BA3/BB+         7.200         06/01/06        2,000,000       1,090,000
                                                                                                                         ---------
  Retail-General                              1.9%
  --------------
    Dollar General Corp. 144A (A)                         BAA-2/BBB+      8.625         06/15/10        3,500,000       3,479,252
    Saks Incorporated                                     BAA-3/BB+       7.250         12/01/04        2,000,000       1,796,826
                                                                                                                         ---------
                                                                                                                        5,276,078
                                                                                                                         ---------
  Retail-Specialty                            1.7%
  ----------------
    Lowe's Companies, Inc.                                A-2/A           8.250         06/01/10        2,000,000       2,043,584
    Whirlpool Corp.                                       BAA-1/BBB+      8.600         05/01/10        2,750,000       2,858,562
                                                                                                                         ---------
                                                                                                                        4,902,146
                                                                                                                         ---------
CONSUMER STAPLES                              3.3%
  Food Retailers                              1.6%
  --------------
    Conagra Inc.                                          BAA-1/BBB+      6.700         08/01/27        3,000,000       2,766,657
    Great Atlantic & Pacific Tea                          BA-1/BBB-       7.750         04/15/07        2,000,000       1,807,310
                                                                                                                         ---------
                                                                                                                        4,573,967
                                                                                                                         ---------
  Media-TV/Radio/Cable                        1.7%
  --------------------
    Clear Channel Communications                          BAA-3/BBB-      7.875         06/15/05        3,000,000       3,014,517
    Liberty Media Group                                   BAA-3/BBB-      8.250         02/01/30        2,000,000       1,836,526
                                                                                                                         ---------
                                                                                                                        4,851,043
                                                                                                                         ---------
ENERGY                                        6.0%
  Refining                                    1.6%
  --------
    Valero Energy Corp.                                   BAA-3/BBB-      7.375         03/15/06        3,000,000       2,896,344
    Valero Energy Corp.                                   BAA-3/BBB-      8.375         06/15/05        1,500,000       1,523,411
                                                                                                                         ---------
                                                                                                                        4,419,755
                                                                                                                         ---------

                                    BOND FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net    Quality Rating     Coupon         Maturity            Par
                                            Assets     (Unaudited)*       Rate            Date            Amount            Value
                                            ------     ------------       ----            ----            ------            -----
  Oil-Domestic                                4.4%
  ------------
    Amerada Hess Corp.                                    BAA-1/BBB       7.875%        10/01/29       $2,500,000      $2,453,325
    Ashland , Inc.                                        BAA-2/BBB       6.625         02/15/08        4,000,000       3,641,068
    Phillips Petroleum Co.                                BAA-/BBB        8.500         05/25/05        3,500,000       3,621,996
   Union Oil Company of California                        BBB+            6.500         05/01/08        3,000,000       2,772,414
                                                                                                                         ---------
                                                                                                                       12,488,803
                                                                                                                         ---------
FINANCE                                       4.2%
  Banks                                       2.1%
  -----
    Compass Bank                                          A-1/A-          8.100         08/15/09        3,000,000       2,979,837
    Wells Fargo Company                                   AA-2/A+         6.400         04/26/02        3,000,000       3,000,723
                                                                                                                         ---------
                                                                                                                        5,980,560
                                                                                                                         ---------
  Brokerage                                   0.7%
  ---------
    Merrill Lynch & Co. Series B MTN                      AA-3/AA-        7.850         05/30/03        2,000,000       2,016,364
                                                                                                                         ---------
  Insurance                                   1.4%
  ---------
    American General Capital II                           A               8.500         07/01/30        2,000,000       2,002,980
    GE Global Insurance                                   AA-1/AA         7.500         06/15/10        2,000,000       1,982,956
                                                                                                                         ---------
                                                                                                                        3,985,936
                                                                                                                         ---------
HEALTHCARE                                    1.3%
  Medical Services                            1.3%
  ----------------
    Columbia/HCA Healthcare Corporation                   BA-2/BB+        6.125         12/15/00        1,000,000         990,132
    Tenet Healthcare 144A (A)                             BA-1/BB+        9.250         09/01/10        2,600,000       2,619,500
                                                                                                                         ---------
                                                                                                                        3,609,632
                                                                                                                         ---------
INDUSTRIAL                                    1.1%
  Electronics                                 1.1%
  -----------
   Avnet Inc.                                             A-3/A-          7.875         02/15/05        3,000,000        3,039,078
                                                                                                                         ---------
TRANSPORTATION                                4.4%
  Airlines                                    1.3%
  --------
    American Airlines                                     A-2/BBB         8.040         09/16/11        1,705,001       1,691,719
    Delta Air Lines                                       BAA-1/BBB       8.540         01/02/07          247,457         251,113
    Delta Air Lines                                       BAA-1/BBB       8.300         12/15/29        2,000,000       1,754,106
    Southwest Airlines                                    A-1/A           8.700         07/01/11           17,925          18,763
                                                                                                                         ---------
                                                                                                                        3,715,701
                                                                                                                         ---------
  Leasing                                     2.0%
  -------
    Amerco                                                BA-1/BBB        8.800         02/04/05        3,000,000       2,870,763
    Amerco                                                BA-1/BBB        7.200         04/01/02        3,000,000       2,868,993
                                                                                                                         ---------
                                                                                                                        5,739,756
                                                                                                                         ---------
  Railroads                                   1.1%
  ---------
    Norfolk Southern Corp.                                BAA-1/BBB       8.625         05/15/10        2,600,000       2,714,421
    Union Pacific RR                                      A-1/A-          6.540         07/01/15          401,389         365,906
                                                                                                                         ---------
                                                                                                                        3,080,327
                                                                                                                         ---------
UTILITIES                                     4.4%
  Electric Power                              3.6%
  --------------
    DPL Inc 144A (A)                                      BAA-1/BBB       8.250         03/01/07        3,200,000       3,189,910
    Key Span Gas East                                     A-3/A           7.875         02/01/10        2,000,000       2,004,786
    MidAmerican Energy Holdings                           BAA-3/BBB-      6.960         09/15/03        3,000,000       2,938,146
    Texas Utilities Co.                                   BAA-2/BBB       6.375         02/01/04        2,000,000       1,929,666
                                                                                                                         ---------
                                                                                                                       10,062,508
                                                                                                                         ---------
  Gas Pipeline                                0.8%
  ------------
    El Paso Natural Gas                                   BAA-1/BBB+      7.500         11/15/26        2,500,000        2,317,030
                                                                                                                         ---------

                                    BOND FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net    Quality Rating     Coupon         Maturity            Par
                                            Assets     (Unaudited)*       Rate            Date            Amount            Value
                                            ------     ------------       ----            ----            ------            -----
MISCELLANEOUS                                 1.7%
  Asset Backed/Commercial Backed              1.7%
  ------------------------------
    Captec Franchise Trust Series 2000-1
       Class A1 144A (A)                                  AAA             7.892%        10/15/10       $4,881,189      $4,918,188
                                                                                                                        ----------
       TOTAL U.S. CORPORATE BONDS
       (COST: $126,121,022)                                                                                           125,167,772
                                                                                                                        ----------
NON-U.S. CORPORATE BONDS:                     6.1%

FOREIGN ISSUES:                               6.1%
    Abbey National PLC                                    AA-3/A+         8.963         12/29/49        2,000,000       1,986,144
    ABN-Amro Bank, N.V. Series B                          AA-3/AA-        7.750         05/15/23        2,000,000       1,944,388
    Deutsche Telekom, Int Fin                             AA-2/AA-        8.250         06/15/30        3,500,000       3,554,534
    HSBC Capital Funding LP 144A (A)                      A-1            10.176         12/29/49        2,000,000       2,140,578
    Petro Geo-Services ASA                                BAA-3/BBB       7.125         03/30/28        3,000,000       2,481,873
    Teleglobe, Inc.                                       BAA-1/BBB+      7.700         07/20/29        3,000,000       2,834,820
    YPF Sociedad Anonima                                  BAA-1/BBB-      9.125         02/24/09        2,000,000       2,027,500
    YPF Sociedad Anonima                                  BAA-1/BBB-      7.500         02/24/09          176,634         177,076
                                                                                                                       -----------
       TOTAL NON-U.S. CORPORATE BONDS
       (COST $16,726,601)                                                                                              17,146,913
                                                                                                                       -----------
       TOTAL INVESTMENTS, BOND FUND
       (COST: $281,838,359)**                                                                                        $282,058,338
                                                                                                                       ===========

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.

  **At June 30, 2000,  the estimated  cost of securities  for federal income tax
purposes  was   $281,996,814.   The  aggregate   unrealized   appreciation   and
depreciation of investments in securities based on this cost were:

      Gross unrealized appreciation................................. $2,891,679
      Gross unrealized depreciation................................. (2,830,155)
                                                                      ---------
      Net unrealized depreciation................................... $   61,524
                                                                      =========

***If applicable, this security provides a claim on the interest component of the underlying mortgages, but not on their principal component. That is, the security's cash flows depend on the amount of principal outstanding at the payment date. If prepayments on the underlying mortgages are higher than expected, the yield on the security may be adversely affected.

(A) Restricted security sold within the terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors." On June 30, 2000, the total market value of these investments was $19,071,247, or 6.78% of total net assets.

ABS    Asset Backed Security
CMO    Collateralized Mortgage Obligation
CPI    Consumer Price Index
IO     Interest Only
MTN    Medium Term Note
PLC    Public Limited Company

See accompanying notes to financial statements.

                                  BALANCED FUND
                             Schedule of Investments
                                  June 30, 2000
                                   (Unaudited)

                                            % Net                       Annualized
                                            Assets                        Yield                           Shares            Value
                                            ------                        -----                           ------            -----
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY                 4.8%
  State Street Prime Money Market                                         6.580%                        31,008,080     $31,008,080
                                                                                                                        ----------
     TOTAL SHORT-TERM INVESTMENTS
     (COST: $31,008,079)                                                                                                31,008,080
                                                                                                                        ----------
                                                      Quality Rating     Coupon         Maturity            Par
LONG-TERM INVESTMENTS:                                 (Unaudited)*       Rate            Date            Amount
                                                       ------------       ----            ----            ------
BONDS:                                       41.2%
U.S. GOVERNMENT & AGENCY BONDS:              20.6%
GOVERNMENT NOTES                              6.9%
    U.S. Treasury Notes                                   AAA             5.875%        11/15/04       $6,000,000       5,910,000
    U.S. Treasury Notes                                   AAA            11.125         08/15/03        5,000,000       5,657,815
    U.S. Treasury Notes                                   AAA            10.750         08/15/05        3,000,000       3,575,625
    U.S. Treasury Notes                                   AAA             6.250         02/15/07        5,000,000       5,004,690
    U.S. Treasury Notes                                   AAA             6.750         05/15/05        3,000,000       3,070,314
    U.S. Treasury Notes                                   AAA             8.125         05/15/21        3,000,000       3,652,500
    U.S. Treasury Notes                                   AAA             9.125         05/15/09        6,000,000       6,528,750
    U.S. Treasury Notes                                   AAA            10.750         02/15/03       10,000,000      11,025,000
                                                                                                                        ----------
                                                                                                                       44,424,694
                                                                                                                        ----------
GOVERNMENT AGENCIES                          13.7%
    Federal Home Loan Bank Note-CPI Floating Rate         AAA             5.902         02/20/07        5,000,000       4,778,600
    Federal Home Loan Mortgage Corp. Gold Pool C01005     AAA             8.000         06/01/30        8,000,000       8,045,280
    Federal Home Loan Mortgage Corp.                      AAA             6.875         01/15/05        5,000,000       4,969,210
    Federal National Mortgage Assn. Convential Loan
      Pool 541215                                         AAA             7.500         06/01/30        5,000,000       4,927,750
    Federal National Mortgage Assn. Convential Loan
      Pool 253356                                         AAA             8.000         06/01/30        4,999,500       5,021,548
    Federal National Mortgage Assn. Pool 533977           AAA             8.000         03/01/30        1,983,692       1,992,441
    Federal National Mortgage Assn.                       AAA             7.000         08/27/12        3,000,000       2,859,810
    Federal National Mortgage Assn. Pool 50564            AAA             7.500         04/01/22        2,031,392       2,015,629
    Federal National Mortgage Assn. Pool 50665            AAA             7.500         12/01/22        2,698,092       2,677,155
    Federal National Mortgage Assn. Pool 519049           AAA             8.000         09/01/29        4,741,890       4,771,717
    Federal National Mortgage Assn. - 96-M6  G            AAA             7.750         09/17/23        3,089,768       3,111,975
    Federal Home Loan Mortgage Corp.                      AAA             7.000         04/28/14        2,000,000       1,858,876
    Federal Home Loan Mortgage Corp.                      AAA             7.000         03/04/14        1,000,000         930,161
    Federal Home Loan Mortgage Corp.                      AAA             7.000         03/15/10        3,500,000       3,470,512
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2935                                           AAA             8.000         06/20/30        6,200,000       6,229,698
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2921                                           AAA             7.500         05/20/30        9,992,342       9,863,940
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2908                                           AAA             7.500         04/20/30        4,985,649       4,921,584
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2934                                           AAA             7.500         06/22/30        2,500,000       2,467,875
    Government National Mortgage Assoc. Multiple Issuer
      Pool 2909                                           AAA             8.000         04/20/30        8,999,997       9,043,108
    Small Business Admistration Pool 504476               AAA             7.000         04/25/24        3,858,643       3,926,925
                                                                                                                        ----------
                                                                                                                       87,883,794
                                                                                                                        ----------
       TOTAL U.S. GOVERNMENT & AGENCY
       BONDS (COST $131,950,847)                                                                                      132,308,488
                                                                                                                       -----------
U.S. CORPORATE BONDS:                        17.7%

BASIC MATERIALS                               1.4%
  Paper/Forest Products                       0.9%
  ---------------------
    International Paper Co.                               BAA-1/BBB+     6.875          04/15/29        2,000,000       1,671,662
    International Paper Co. 144A (A)                      BAA-1/BBB+     8.125          07/08/05        2,000,000       2,017,644
    Weyerhaeuser Co.                                      A-3/A          6.950          08/17/17        2,000,000       1,774,376
                                                                                                                         ---------
                                                                                                                        5,463,682
                                                                                                                         ---------
  Steel                                       0.5%
  -----
    Commercial Metals                                     BAA-1/BBB+     7.200          07/15/05        3,500,000       3,411,030
                                                                                                                         ---------
CAPITAL GOODS                                 0.8%
  Building Products                           0.3%
  -----------------
    Owens Corning                                         BAA-3/BB+      7.700          05/01/08        3,500,000       2,231,509
                                                                                                                         ---------

                                  BALANCED FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net    Quality Rating     Coupon         Maturity            Par
                                            Assets     (Unaudited)*       Rate            Date            Amount            Value
                                            ------     ------------       ----            ----            ------            -----
  Engineering/Consulting                      0.4%
  ----------------------
    Foster Wheeler Corp.                                  BAA-3/BBB-     6.750%         11/15/05       $3,000,000       $2,509,410
                                                                                                                         ---------
  Manufacturing-Diversified                   0.1%
  -------------------------
    Giddings & Lewis                                      BA-1/BBB       7.500          10/01/05          500,000         491,455
                                                                                                                         ---------
COMMUNICATION SERVICES                        1.2%
  Telephone                                   1.2%
  ---------
    AT&T Corp.                                            A-1/AA-        6.000          03/15/09        3,800,000       3,388,228
    Worldcom                                              A-3            8.250          05/15/10        2,000,000       2,047,112
    Vodafone Airtouch PLC                                 A-2/A-         7.500          07/15/06        2,500,000       2,481,493
                                                                                                                         ---------
                                                                                                                        7,916,833
                                                                                                                         ---------
CONSUMER CYCLICAL                             3.7%
  Auto Manufacturers                          2.3%
  ------------------
    Borg-Warner Automotive                                BAA-2/BBB+     7.125          02/15/29        4,500,000       3,715,412
    Cummins Engine                                        BAA-1/BBB+     6.450          03/01/05        3,000,000       2,782,605
    Cummins Engine Co. Inc.                               BAA-1/BBB+     7.125          03/01/05        3,000,000       2,529,018
    Meritor Automotive Inc.                               BAA-2/BBB      6.800          02/15/09        3,000,000       2,569,449
    TRW Inc.                                              BAA-1/BBB      8.750          05/15/06        3,000,000       3,056,154
                                                                                                                         ---------
                                                                                                                       14,652,638
                                                                                                                         ---------
  Funeral Services                            0.2%
  ----------------
    Service Corp International                            BA-3/BB+       7.200          06/01/06        2,000,000       1,090,000
                                                                                                                         ---------
  Retail - General                            0.9%
  ----------------
    Dollar General Corp 144A (A)                          BAA-2/BBB+     8.625          06/15/10        4,000,000       3,976,288
    Saks Incorporated                                     BAA-3/BB+      7.250          12/01/04        2,000,000       1,796,826
                                                                                                                         ---------
                                                                                                                        5,773,114
                                                                                                                         ---------
  Retail - Speciality                         0.3%
  -------------------
    Lowe's Companies Inc.                                 A-2/A          8.250          06/01/10        2,000,000       2,043,584
                                                                                                                         ---------
CONSUMER STAPLES                              1.5%
  Food Retailers                              0.7%
  --------------
    Conagra Inc.                                          BAA1/BBB+      6.700          08/01/27        3,000,000       2,766,657
    Great Atlantic & Pacific Tea                          BA-1/BBB-      7.750          11/15/29        2,000,000       1,807,310
                                                                                                                         ---------
                                                                                                                        4,573,967
                                                                                                                         ---------
  Media-TV/Radio/Cable                        0.8%
  --------------------
    Clear Channel Communications                          BAA-3/BB+      7.875          06/15/05        3,000,000       3,014,517
    Liberty Media Group                                   BAA-3/BBB-     8.250          02/01/30        2,000,000       1,836,526
                                                                                                                         ---------
                                                                                                                        4,851,043
                                                                                                                         ---------
ENERGY                                        2.4%
  Refining                                    0.5%
  --------
    Valero Energy Corp.                                   BAA-3/BBB-     7.375          03/15/06        3,000,000       2,896,344
                                                                                                                         ---------
  Oil-Domestic                                1.9%
  ------------
    Amerada Hess Corp.                                    BAA-1/BBB      7.588          10/01/29        2,500,000       2,453,325
    Ashland, Inc.                                         BAA-2/BBB      6.625          02/15/08        4,000,000       3,641,068
    Phillips Petroleum Co.                                BAA-2/BBB      8.500          05/25/25        3,000,000       3,104,568
    Union Oil Company of California                       BAA-1/BBB+     7.350          06/15/09        3,000,000       2,913,741
                                                                                                                         ---------
                                                                                                                       12,112,702
                                                                                                                         ---------
FINANCE                                       2.0%
  Banks                                       0.9%
  -----
    Compass Bank                                          A-1/A-         8.100          08/15/09        3,000,000       2,979,837
    Wells Fargo Company                                   AA-2/A+        6.400          04/26/02        3,000,000       3,000,723
                                                                                                                         ---------
                                                                                                                        5,980,560
                                                                                                                         ---------

                                  BALANCED FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net    Quality Rating     Coupon         Maturity            Par
                                            Assets     (Unaudited)*       Rate            Date            Amount            Value
                                            ------     ------------       ----            ----            ------            -----
  Brokerage                                   0.3%
  ---------
    Merrill Lynch & Co. Series B MTN                      AA-3/AA-       7.850%         05/30/03       $2,000,000      $2,016,364
                                                                                                                         ---------
  Insurance                                   0.8%
  ---------
    American General Capital II                           A              8.500          07/01/30        2,000,000       2,002,980
    GE Global Insurance                                   AA-1/AA        7.500          06/15/10        3,000,000       2,974,434
                                                                                                                         ---------
                                                                                                                        4,977,414
                                                                                                                         ---------
HEALTHCARE                                    0.2%
  Medical Services                            0.2%
  ----------------
    Columbia/HCA Healthcare Corporation                   BA-2/BB+       6.125          12/15/00        1,000,000         990,132
                                                                                                                         ---------
INDUSTRIAL                                    0.6%
  Electronics                                 0.6%
  -----------
    Avnet Inc.                                            A-3/A-         7.875          02/15/05        4,000,000       4,052,104
                                                                                                                         ---------
TRANSPORTATION                                1.5%
  Airlines                                    0.6%
  --------
    American Airlines                                     A-2/BBB        8.040          09/16/11          852,500         845,860
    Delta Air Lines                                       BAA-1/BBB      8.540          01/02/07        1,251,414       1,269,897
    Delta Air Lines                                       BAA-3/BBB-     8.300          12/15/29        2,000,000       1,754,106
                                                                                                                         ---------
                                                                                                                        3,869,863
                                                                                                                         ---------
  Leasing                                     0.4%
  -------
    Amerco                                                BA-1/BBB       8.800          02/04/05        3,000,000       2,870,763
                                                                                                                         ---------
  Railroad                                    0.4%
  --------
    Norfolk Southern Corp.                                BAA-1/BBB      8.625          05/15/10        2,600,000       2,714,421
                                                                                                                         ---------
  Trucking & Shipping                         0.1%
  -------------------
      Federal Express                                     A-3/BBB+       7.890          09/23/08          396,531         388,406
                                                                                                                         ---------
UTILITIES                                     1.6%
  Electric Power                              1.2%
  --------------
    DPL Inc 144A (A)                                      BAA-1/BBB      8.250          03/01/07        3,000,000       2,990,541
    Key Span Gas East                                     A-1/A          7.875          02/01/10        2,000,000       2,004,786
    MidAmerican Energy Holdings                           BAA-3/BBB-     6.960          09/15/03        3,000,000       2,938,146
                                                                                                                         ---------
                                                                                                                        7,933,473
                                                                                                                         ---------
  Gas Pipeline                                0.4%
  ------------
    El Paso Natural Gas                                   BAA-1/BBB+     7.500          11/15/26        3,000,000       2,780,436
                                                                                                                         ---------
MISCELLANEOUS                                 0.8%
  Asset Backed/Commercial Backed              0.8%
  ------------------------------
    Captec Franchise Trust Series 2000-1
      Class A1 144A (A)                                   AAA            7.892          10/15/10        4,881,189       4,918,188
                                                                                                                         ---------
       TOTAL U.S. CORPORATE BONDS
       (COST: $114,069,889)                                                                                           113,509,435
                                                                                                                       -----------
NON-U.S. CORPORATE BONDS:                     2.9%
FOREIGN ISSUES:                               2.9%
    ABN-Amro Bank. N. V. Series B                         AA-3/AA-        7.750         05/15/23        2,000,000       1,944,388
    Abbey National PLC                                    AA-3/A+         8.963         12/29/49        2,000,000       1,986,144
    Deutsche Telekom Int Fin                              AA-2/AA-        8.250         06/15/30        3,500,000       3,554,534
    HSBC Capital Funding LP 144A (A)                      A-1            10.176         12/29/49        2,000,000       2,140,578
    Petro Geo-services ASA                                BAA-3/BBB       7.125         03/30/28        3,000,000       2,481,873
    Teleglobe, Inc.                                       BAA-1/BBB+      7.200         07/20/09        2,000,000       1,920,026
    Teleglobe, Inc.                                       BAA-1/BBB+      7.700         07/20/29        3,000,000       2,834,820
    YPF Sociedad Anonima                                  BAA-1/BBB-      9.125         02/24/09        1,500,000       1,520,625
                                                                                                                         ---------
       TOTAL NON-U.S. CORPORATE BONDS
      (COST: $18,018,305)                                                                                              18,382,988
                                                                                                                        ----------
TOTAL BONDS (COST: $264,039,041)                                                                                      264,200,911
                                                                                                                       -----------

                                  BALANCED FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net
                                            Assets                                                         Shares           Value
COMMON STOCKS:                               53.8%
FOREIGN ISSUES:                               4.3%
    BP Amoco PLC/ADR                                                                                       64,746      $3,662,196
    Glaxo Wellcome PLC - ADR                                                                               46,150       2,668,047
    Koninklijke (Royal) Philips Electronics N.V. - ADR                                                    181,596       8,625,810
    Telefonos de Mexico  SP ADR - Cl L                                                                     75,000       4,284,375
    Tyco International Ltd                                                                                 76,400       3,619,450
    Vodafone AirTouch PLC-SP ADR                                                                          114,625       4,749,773
                                                                                                                         ---------
       TOTAL FOREIGN ISSUES (COST: $12,834,176)                                                                        27,609,651
                                                                                                                         ---------
DOMESTIC ISSUES:                             49.5%
BASIC MATERIALS                               1.2%
  Chemicals                                   0.9%
  ---------
    The Dow Chemical Company                                                                              102,600       3,097,238
     Rohm and Haas Company                                                                                 78,300       2,701,350
                                                                                                                         ---------
                                                                                                                        5,798,588
                                                                                                                         ---------
  Paper/Forest Products                       0.3%
  ---------------------
   Willamette Industries, Inc.                                                                             68,000       1,853,000
                                                                                                                         ---------
CAPITAL GOODS                                 2.8%
  Electrical Equipment                        1.0%
  --------------------
    Emerson Electric Co.                                                                                   62,700       3,785,512
    Honeywell International Inc.                                                                           69,000       2,324,438
                                                                                                                         ---------
                                                                                                                        6,109,950
                                                                                                                         ---------
  Machinery/Equipment                         0.7%
  -------------------
    Dover Corporation                                                                                      50,000       2,028,125
    Pall Corporation                                                                                      130,000       2,405,000
                                                                                                                         ---------
                                                                                                                        4,433,125
                                                                                                                         ---------
  Manufacturing-Diversified                   1.1%
  -------------------------
    Illinois Tool Works, Inc.                                                                              58,000       3,306,000
    United Technologies Corporation                                                                        59,600       3,508,950
                                                                                                                         ---------
                                                                                                                        6,814,950
                                                                                                                         ---------
COMMUNICATION SERVICES                        1.9%
  Telephone - Long Distance                   1.4%
  -------------------------
   AT & T Corp.                                                                                           149,555       4,729,677
   Sprint Corporation                                                                                      83,100       4,238,100
                                                                                                                         ---------
                                                                                                                        8,967,777
                                                                                                                         ---------
  Telephone                                   0.5%
  ---------
    GTE Corporation                                                                                        54,600       3,398,850
                                                                                                                         ---------
CONSUMER CYCLICAL                             4.0%
  Commercial/Consumer                         0.2%
  -------------------
    IMS Health Incorporated                                                                                89,000       1,602,000
                                                                                                                         ---------
  Printing/Publishing                         0.7%
  -------------------
    PRIMEDIA Inc. ***                                                                                     195,200       4,440,800
                                                                                                                         ---------
  Retail-Discount                             0.5%
  ---------------
   Wal-Mart Stores, Inc.                                                                                   59,200       3,411,400
                                                                                                                         ---------
  Retail-General                              1.5%
  --------------
   Target Corporation                                                                                     168,300       9,761,400
                                                                                                                         ---------

                                  BALANCED FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net
                                            Assets                                                         Shares           Value
  Retail-Specialty                            1.1%
  ----------------
    Lowe's Companies, Inc.                                                                                 52,800      $2,168,100
    Tiffany & Co.                                                                                          72,500       4,893,750
                                                                                                                         ---------
                                                                                                                        7,061,850
                                                                                                                         ---------
CONSUMER STAPLES                              6.2%
  Cosmetics/Toiletries                        1.0%
  --------------------
    Kimberly-Clark Corporation                                                                            108,300       6,213,713
                                                                                                                         ---------
  Drug Stores                                 0.8%
  -----------
    CVS Corporation                                                                                       134,452       5,378,080
                                                                                                                         ---------
  Entertainment                               0.8%
  -------------
    The Walt Disney Company                                                                               135,800       5,270,737
                                                                                                                         ---------
  Restaurants                                 0.7%
  -----------
    McDonald's Corporation                                                                                140,800       4,637,600
                                                                                                                         ---------
  Food Producers                              1.4%
  --------------
    General Mills, Inc.                                                                                    71,000       2,715,750
    Nabisco Holdings Corp. - Class A                                                                       71,100       3,732,750
    Sara Lee Corporation                                                                                  147,200       2,842,800
                                                                                                                         ---------
                                                                                                                        9,291,300
                                                                                                                         ---------
  Food Retailers                              0.7%
  --------------
    Safeway Inc. ***                                                                                       94,800       4,277,850
                                                                                                                         ---------
  Media-TV/Radio/Cable                        0.8%
  --------------------
    Cox Communications, Inc. ***                                                                          109,800       5,002,762
                                                                                                                         ---------
ENERGY                                        3.1%
  Exploration/Drilling                        0.6%
  --------------------
    Kerr-McGee Corporation                                                                                 55,100       3,247,456
    Transocean Sedco Forex Inc.                                                                            15,062         804,876
                                                                                                                         ---------
                                                                                                                        4,052,332
                                                                                                                         ---------
  Oil-Domestic                                1.0%
  ------------
    Unocal Corporation                                                                                     93,700       3,103,812
    USX-Marathon Group                                                                                    132,300       3,315,769
                                                                                                                         ---------
                                                                                                                        6,419,581
                                                                                                                         ---------
  Oil-International                           0.5%
  -----------------
    Exxon Corporation                                                                                      42,100       3,304,850
                                                                                                                         ---------
  Oil-Services                                1.0%
  ------------
    Schlumberger Limited                                                                                   82,200       6,134,175
                                                                                                                         ---------
FINANCE                                       5.8%
  Banks                                       1.7%
  -----
    Bank One Corporation                                                                                  110,090       2,924,266
    Bank of America Corporation                                                                            83,098       3,573,214
    Wells Fargo Company                                                                                   121,400       4,704,250
                                                                                                                         ---------
                                                                                                                       11,201,730
                                                                                                                         ---------
  Financial Services                          2.5%
  ------------------
    Countrywide Credit Industries, Inc.                                                                    97,100       2,943,344
    Household International, Inc.                                                                         114,100       4,742,281
    Morgan Stanley Dean Witter and Co.                                                                     60,000       4,995,000
    MBIA, Inc.                                                                                             65,200       3,141,825
                                                                                                                         ---------
                                                                                                                       15,822,450
                                                                                                                         ---------

                                  BALANCED FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net
                                            Assets                                                         Shares           Value
  Insurance Companies                         1.6%
  -------------------
    The Allstate Corporation                                                                              137,214      $3,053,012
    Citigroup Inc.                                                                                        121,429       7,316,097
                                                                                                                         ---------
                                                                                                                       10,369,109
                                                                                                                         ---------
HEALTHCARE                                    5.5%
   Drugs                                      2.8%
   -----
    American Home Products Corporation                                                                    148,400       8,718,500
    Bristol-Myers Squibb Company                                                                           96,200       5,603,650
    Pharmacia & Upjohn, Inc.                                                                               67,028       3,464,510
                                                                                                                         ---------
                                                                                                                       17,786,660
                                                                                                                         ---------
  Medical Products/Supply                     2.1%
  -----------------------
    ALZA Corporation ***                                                                                   77,600       4,588,100
    Baxter International Inc.                                                                              55,700       3,916,406
    Johnson & Johnson                                                                                      51,408       5,237,190
                                                                                                                         ---------
                                                                                                                       13,741,696
                                                                                                                         ---------
  Medical Services                            0.6%
  ----------------
    Aetna Inc.                                                                                             62,600       4,018,137
                                                                                                                         ---------
TECHNOLOGY                                   16.2%
  Communications Equipment                    2.8%
  ------------------------
    ADC Telecommunications, Inc. ***                                                                      159,200      13,352,900
    Motorola, Inc.                                                                                        170,100       4,943,531
                                                                                                                         ---------
                                                                                                                       18,296,431
                                                                                                                         ---------
  Computer Related                            8.4%
  ----------------
    3Com Corporation                                                                                      124,200       7,157,025
    EMC Corporation ***                                                                                   204,500      15,733,719
    Gateway, Inc. ***                                                                                     151,900       8,620,325
    Hewlett-Packard Company                                                                                61,100       7,629,862
    International Business Machines Corporation                                                            80,800       8,852,650
    Seagate Technology, Inc. ***                                                                          105,400       5,797,000
                                                                                                                         ---------
                                                                                                                       53,790,581
                                                                                                                         ---------
  Computer Software/Services                  1.1%
  --------------------------
    Compuware Corporation ***                                                                             122,000       1,265,750
    Keane, Inc. ***                                                                                       259,600       5,613,850
                                                                                                                         ---------
                                                                                                                        6,879,600
                                                                                                                         ---------
  Electronics                                 0.3%
  -----------
    Agilent Technologies, Inc. ***                                                                         23,303       1,718,596
                                                                                                                         ---------
  Semiconductors                              3.6%
  --------------
    Conexant Systems, Inc. ***                                                                            107,000       5,202,875
    Micron Technology, Inc. ***                                                                            84,700       7,458,894
    Texas Instruments Incorporated                                                                        154,100      10,584,744
                                                                                                                         ---------
                                                                                                                       23,246,513
                                                                                                                         ---------
TRANSPORTATION                                0.8%
  Airlines                                    0.3%
  --------
    Delta Air Lines, Inc.                                                                                  44,400       2,244,975
                                                                                                                         ---------
  Trucking & Shipping                         0.5%
  -------------------
    FedEx Corporation ***                                                                                  79,400       3,017,200
                                                                                                                         ---------
UTILITIES                                     1.2%
  Electric Power                              0.4%
  --------------
    PG&E Corporation                                                                                      100,000       2,462,500
                                                                                                                         ---------

                                  BALANCED FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                             % Net
                                            Assets                                                         Shares           Value
  Natural Gas                                 0.8%
  -----------
    The Williams Companies, Inc.                                                                          118,000      $4,919,125
                                                                                                                         ---------
MISCELLANEOUS                                 0.8%
  Diversified                                 0.4%
  -----------
    Minnesota Mining and Manufacturing Company ***                                                         30,200       2,491,500
                                                                                                                         ---------
  Professional Services                       0.4%
  ---------------------
    Interim Services Inc. ***                                                                             150,000       2,662,500
                                                                                                                         ---------
       TOTAL DOMESTIC ISSUES
       (COST: $210,882,878)                                                                                           318,305,973
                                                                                                                       -----------
       TOTAL COMMON STOCKS
       (COST: $223,717,054)                                                                                           345,915,624
                                                                                                                       -----------
       TOTAL INVESTMENTS, BALANCED FUND
       (COST: $518,764,174)**                                                                                         $641,124,615
                                                                                                                       ===========

Values of investment securities are determined as described in Note 2 of the financial statements.
    *Moody's/Standard & Poors' quality ratings (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.
    **At June 30, 2000, the estimated cost of securities for federal income tax purposes was $518,922,377. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

      Gross unrealized appreciation                                $144,141,281
      Gross unrealized depreciation                                 (21,939,043)
                                                                     ----------
      Net unrealized appreciation                                  $122,202,238
                                                                    ===========
  ***This security is non-income producing.
****If applicable, this security provides a claim on the interest component of the underlying mortgages, but not on their principal component. That is, the security's cash flows depend on the amount of principal outstanding at the payment date. If prepayments on the underlying mortgages are higher than expected, the yield on the security may be adversely affected. (A) Restricted security sold within the terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and maybe sold only to dealers in that program or other "qualified institutional investors." On June 30, 2000, the total market value of these investments was $16,043,239 or 2.50% of total net assets.

ABS    Asset Backed Security
ADR    American Depository Receipt
CMO    Collateralized Mortgage Obligation
CPI    Consumer Price Index
IO     Interest Only
MTN    Medium Term Note
PLC    Pubic Limited Company

See accompanying notes to financial statements.

                          GROWTH AND INCOME STOCK FUND
                             Schedule of Investments
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY                  3.3%
  State Street Prime Money Market                                                    6.580%          38,549,889        $38,549,889
                                                                                                                        ----------
     TOTAL SHORT-TERM INVESTMENTS
     (COST: $38,549,889)                                                                                                38,549,889
                                                                                                                        ----------
LONG-TERM INVESTMENTS:
COMMON STOCKS:                                95.9%
FOREIGN ISSUES:                                9.6%
    BP Amoco PLC- ADR                                                                                  243,180         13,754,869
    Glaxo Wellcome PLC - ADR                                                                           209,450         12,108,828
    Koninklijke (Royal) Philips Electronics N.V. - ADR                                                 803,376         38,160,360
    Nortel Networks Corporation                                                                        695,000         47,433,750
                                                                                                                        ----------
       TOTAL FOREIGN ISSUES (COST: $38,600,344)                                                                       111,457,807
                                                                                                                        ----------
DOMESTIC ISSUES:                             86.3%

BASIC MATERIALS                               2.3%
  Chemicals                                   1.8%
  ---------
    The Dow Chemical Company                                                                           334,650         10,102,247
    PPG  Industries, Inc.                                                                              234,400         10,386,850
                                                                                                                        ----------
                                                                                                                       20,489,097
                                                                                                                        ----------
  Paper/Forest Products                       0.5%
  ---------------------
    Georgia-Pacific Group                                                                              231,800          6,084,750
                                                                                                                        ----------
CAPITAL GOODS                                 5.2%
  Electrical Equipment                        3.6%
  --------------------
    Emerson Electric Co                                                                                413,200         24,946,950
    Honeywell International Inc.                                                                       497,700         16,766,269
                                                                                                                        ----------
                                                                                                                       41,713,219
                                                                                                                        ----------
  Manufacturing-Diversified                   1.6%
  -------------------------
    United Technologies Corporation                                                                    320,600         18,875,325
                                                                                                                        ----------
COMMUNICATION SERVICES                        6.1%
  Telephone - Long Distance                   3.4%
  -------------------------
    AT&T Corp.                                                                                         521,042         16,477,953
    Sprint Corporation                                                                                 452,300         23,067,300
                                                                                                                        ----------
                                                                                                                       39,545,253
                                                                                                                        ----------
  Telephone                                   2.7%
  ---------
    ALLTEL Corporation                                                                                 260,000         16,103,750
    GTE Corporation                                                                                    246,750         15,360,188
                                                                                                                        ----------
                                                                                                                       31,463,938
                                                                                                                        ----------
CONSUMER CYCLICAL                             2.9%
  Auto Parts Manufacturers                    0.5%
  ------------------------
    Dana Corporation                                                                                   284,885          6,036,001
                                                                                                                        ----------
  Retail-Discount                             1.5%
  ---------------
    Wal-Mart Stores, Inc.                                                                              307,800         17,736,975
                                                                                                                        ----------
  Retail-General                              0.9%
  --------------
    Sears, Roebuck & Co.                                                                               315,100         10,280,137
                                                                                                                        ----------
CONSUMER STAPLES                             15.1%
  Beverages                                   1.4%
  ---------
    PepsiCo, Inc.                                                                                      353,400         15,704,212
                                                                                                                        ----------

                          GROWTH AND INCOME STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
  Cosmetics/Toiletries                        2.3%
  --------------------
    Kimberly-Clark Corporation                                                                         468,300        $26,868,712
                                                                                                                        ----------
  Drug Stores                                 2.1%
  -----------
    CVS Corporation                                                                                    602,706         24,108,240
                                                                                                                        ----------
  Entertainment                               2.7%
  -------------
    The Walt Disney Company                                                                            820,800         31,857,300
                                                                                                                        ----------
  Food Producers                              3.1%
  --------------
    General Mills, Inc.                                                                                245,200          9,378,900
    Nabisco Holdings Corp. - Class A                                                                   293,700         15,419,250
    Sara Lee Corporation                                                                               568,700         10,983,019
                                                                                                                        ----------
                                                                                                                       35,781,169
                                                                                                                        ----------
  Food Retailers                              2.0%
  --------------
    The Kroger Co. ***                                                                               1,045,400         23,064,137
                                                                                                                        ----------
  Restaurants                                 1.5%
  -----------
     McDonald's Corporation                                                                            514,900         16,959,519
                                                                                                                        ----------
ENERGY                                        5.6%
  Exploration\Drilling                        0.2%
  --------------------
    Transocean Sedco Forex Inc.                                                                         53,046          2,834,646
                                                                                                                        ----------
  Oil-Domestic                                1.7%
  ------------
    Unocal Corporation                                                                                 271,450          8,991,781
    USX-Marathon Group                                                                                 422,850         10,597,678
                                                                                                                        ----------
                                                                                                                       19,589,459
                                                                                                                        ----------
  Oil-International                           1.9%
  -----------------
    Exxon Corporation                                                                                  140,900         11,060,650
    Texaco Inc.                                                                                        202,900         10,804,425
                                                                                                                        ----------
                                                                                                                       21,865,075
                                                                                                                        ----------
  Oil-Services                                1.8%
  ------------
    Schlumberger Limited                                                                               274,000         20,447,250
                                                                                                                        ----------
FINANCE                                       9.8%
  Banks                                       3.2%
  -----
    Bank of America Corporation                                                                        269,871         11,604,453
    Bank One Corporation                                                                               408,540         10,851,844
    First Union Corporation                                                                            246,800          6,123,725
    Wachovia Corporation                                                                               152,100          8,251,425
                                                                                                                        ----------
                                                                                                                       36,831,447
                                                                                                                        ----------
  Financial Services                          3.0%
  ------------------
   Household International, Inc.                                                                       434,000         18,038,125
    Morgan Stanley Dean Witter and Co.                                                                 201,000         16,733,250
                                                                                                                        ----------
                                                                                                                       34,771,375
                                                                                                                        ----------
  Insurance Companies                         3.6%
  -------------------
    The Allstate Corporation                                                                           891,026         19,825,328
    Citigroup Inc.                                                                                     372,686         22,454,332
                                                                                                                        ----------
                                                                                                                       42,279,660
                                                                                                                        ----------
HEALTHCARE                                    9.0%
  Drugs                                       4.8%
  -----
    American Home Products Corporation                                                                 543,500         31,930,625
    Bristol-Myers Squibb Company                                                                       379,000         22,076,750
    Edwards Lifesciences Corporation ***                                                                67,040          1,282,140
                                                                                                                        ----------
                                                                                                                       55,289,515
                                                                                                                        ----------

                          GROWTH AND INCOME STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
  Medical Prods/Supply                        4.2%
  --------------------
    Baxter International Inc.                                                                          403,500        $28,371,094
    Johnson & Johnson                                                                                  197,700         20,140,687
                                                                                                                        ----------
                                                                                                                       48,511,781
                                                                                                                        ----------
TECHNOLOGY                                   24.8%
  Communications Equipment                    3.1%
  ------------------------
    Harris Corporation                                                                                 399,000         13,067,250
    Motorola, Inc.                                                                                     775,500         22,537,969
                                                                                                                        ----------
                                                                                                                       35,605,219
                                                                                                                        ----------
  Computer Related                           10.6%
  ----------------
    Compaq Computer Corporation                                                                        292,600          7,479,587
    EMC Corporation ***                                                                                665,000         51,163,437
    Hewlett-Packard Company                                                                            251,700         31,431,038
    International Business Machines Corporation                                                        298,600         32,715,363
                                                                                                                        ----------
                                                                                                                      122,789,425
                                                                                                                        ----------
  Computer Software/Services                  5.9%
  --------------------------
    Automatic Data Processing, Inc.                                                                    372,100         19,930,606
    Computer Associates International, Inc.                                                            474,600         24,293,588
    Computer Sciences Corporation ***                                                                  319,800         23,885,063
                                                                                                                        ----------
                                                                                                                       68,109,256
                                                                                                                        ----------
  Electronics                                 0.6%
  -----------
    Agilent Technologies, Inc. ***                                                                      95,998          7,079,852
                                                                                                                        ----------
  Office Equipment                            0.8%
  ----------------
    Lanier Worldwide Inc ***                                                                           370,900            370,900
    Xerox Corporation                                                                                  408,700          8,480,525
                                                                                                                        ----------
                                                                                                                        8,851,425
                                                                                                                        ----------
  Semiconductors                              3.8%
  --------------
    Intel Corporation                                                                                   69,800          9,331,387
    Texas Instruments Incorporated                                                                     503,400         34,577,288
                                                                                                                        ----------
                                                                                                                       43,908,675
                                                                                                                        ----------
TRANSPORTATION                                1.1%
  Airlines                                    0.7%
  --------
    Delta Air Lines, Inc.                                                                              158,600          8,019,213
                                                                                                                        ----------
  Railroads                                   0.4%
  ---------
    Burlington Northern Santa Fe Corporation                                                           220,200          5,050,838
                                                                                                                        ----------
UTILITIES                                     3.2%
  Electric Power                              1.6%
  --------------
    Duke Energy Corporation                                                                            210,000         11,838,750
    PG&E Corporation                                                                                   260,000          6,402,500
                                                                                                                        ----------
                                                                                                                       18,241,250
                                                                                                                        ----------
  Natural Gas                                 1.6%
  -----------
    The Williams Companies, Inc.                                                                       455,000         18,967,813
                                                                                                                        ----------
MISCELLANEOUS                                 1.2%
  Diversified                                 1.2%
  -----------
    Minnesota Mining and Manufacturing Company                                                         169,400         13,975,500
                                                                                                                        ----------
     TOTAL DOMESTIC ISSUES
     (COST: $787,145,886)                                                                                              999,586,658
                                                                                                                      ------------

                          GROWTH AND INCOME STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
     TOTAL COMMON STOCKS
     (COST: $825,746,230)                                                                                           $1,111,044,465
                                                                                                                      ------------
     TOTAL INVESTMENTS, GROWTH AND INCOME
     FUND (COST: $864,296,119)**                                                                                    $1,149,594,354
                                                                                                                      ============

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.

  **At June 30, 2000, the cost of securities for federal income tax purposes was
$864,451,393.   The  aggregate  unrealized   appreciation  and  depreciation  of
investments in securities based on this cost were:

      Gross unrealized appreciation............................... $367,674,797
      Gross unrealized depreciation...............................  (82,531,836)
                                                                    -----------
      Net unrealized appreciation................................. $285,142,961
                                                                    ===========
***This security is non-income producing.

ADR    American Depository Receipt
PLC    Public Limited Company

See accompanying notes to financial statements.

                         CAPITAL APPRECIATION STOCK FUND
                             Schedule of Investments
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY                 3.1%
    State Street Prime Money Market                                                  6.580%          26,848,421        $26,848,421
                                                                                                                        ----------
       TOTAL SHORT-TERM INVESTMENTS
       (COST: $26,848,421)                                                                                              26,848,421
                                                                                                                        ----------

LONG-TERM INVESTMENTS:
COMMON STOCKS:                                96.1%
FOREIGN ISSUES:                                9.9%
    Ace Limited                                                                                        560,000         15,680,000
    Elan Corp PLC - ADR  ***                                                                           507,300         24,572,344
    Telefonos de Mexico SP ADR - Cl L                                                                  348,900         19,930,912
    Tyco International Ltd                                                                             224,600         10,640,425
    Vodafone AirTouch PLC-SP ADR                                                                       391,500         16,222,781
                                                                                                                        ----------
       TOTAL FOREIGN ISSUES
       (COST: $50,649,498)                                                                                             87,046,462
                                                                                                                        ----------
DOMESTIC ISSUES:                              86.2%

BASIC MATERIALS                                3.7%
  Chemicals                                    2.0%
  ---------
    Praxair, Inc.                                                                                      226,500          8,479,594
    Rohm and Haas Company                                                                              270,000          9,315,000
                                                                                                                        ----------
                                                                                                                       17,794,594
                                                                                                                        ----------
  Paper/Forest Products                        0.6%
  ---------------------
    Willamette Industries, Inc.                                                                        193,000          5,259,250
                                                                                                                        ----------
  Steel                                        1.1%
  -----
    Grant Prideco, Inc. ***                                                                            387,600          9,690,000
                                                                                                                        ----------
CAPITAL GOODS                                  4.5%
  Machinery/Equipment                          2.7%
  -------------------
    Dover Corporation                                                                                  387,200         15,705,800
    Pall Corporation                                                                                   417,000          7,714,500
                                                                                                                        ----------
                                                                                                                       23,420,300
                                                                                                                        ----------
  Manufacturing-Diversified                    1.8%
  -------------------------
    Illinois Tool Works, Inc.                                                                          282,800         16,119,600
                                                                                                                        ----------
COMMUNICATION SERVICES                         3.0%
  Telecom-Cel/Wireless                         1.3%
  --------------------
    AT&T Wireless Group ***                                                                            110,900          3,091,338
    Sprint PCS Group ***                                                                               140,000          8,330,000
                                                                                                                        ----------
                                                                                                                       11,421,338
                                                                                                                        ----------
  Telecomm - Long Distance                     0.7%
  ------------------------
    AT&T Corp                                                                                          203,585          6,438,376
                                                                                                                        ----------
  Telephone                                    1.0%
  ---------
    CenturyTel, Inc.                                                                                   316,300          9,093,625
                                                                                                                        ----------
CONSUMER CYCLICAL                              9.9%
  Commercial/Consumer                          0.6%
  -------------------
    IMS Health Incorporated                                                                            302,200          5,439,600
                                                                                                                        ----------
  Printing/Publishing                          2.0%
  -------------------
    PRIMEDIA Inc.  ***                                                                                 790,600         17,986,150
                                                                                                                        ----------

                         CAPITAL APPRECIATION STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net
                                             Assets                                                      Shares             Value
  Retail-General                               2.7%
  --------------
    Target Corporation                                                                                 405,600        $23,524,800
                                                                                                                        ----------
  Retail-Specialty                             4.6%
  ----------------
    Lowe's Companies, Inc                                                                              259,700         10,663,931
    The Sherwin-Williams Company                                                                       440,200          9,326,738
    The TJX Companies, Inc.                                                                            428,400          8,032,500
    Tiffany & Co.                                                                                      181,200         12,231,000
                                                                                                                        ----------
                                                                                                                       40,254,169
                                                                                                                        ----------
CONSUMER STAPLES                               6.5%
  Restaurants                                  1.2%
  -----------
    Brinker International, Inc. ***                                                                    356,000         10,413,000
                                                                                                                        ----------
  Food Producers                               1.3%
  --------------
    Nabisco Holdings Corp. - Class A                                                                   220,400         11,571,000
                                                                                                                        ----------
  Food Retailers                               2.0%
  --------------
    Safeway Inc. ***                                                                                   386,500         17,440,812
                                                                                                                        ----------
  Media-TV/Radio/Cable                         2.0%
  --------------------
    Cox Communications, Inc. ***                                                                       393,100         17,910,619
                                                                                                                        ----------
ENERGY                                         5.5%
  Exploration/Drilling                         1.2%
  --------------------
    Kerr-McGee Corporation                                                                             177,300         10,449,619
                                                                                                                        ----------
  Oil-Domestic                                 4.3%
  ------------
    Unocal Corporation                                                                                 344,350         11,406,594
    USX-Marathon Group                                                                                 426,400         10,686,650
    Weatherford International, Inc.                                                                    387,600         15,431,325
                                                                                                                        ----------
                                                                                                                       37,524,569
                                                                                                                        ----------
FINANCE                                        9.1%
  Banks                                        2.7%
  -----
    First Security Corporation                                                                         320,900          4,352,206
    SunTrust Banks, Inc.                                                                               200,100          9,142,069
    Wells Fargo Company                                                                                269,600         10,447,000
                                                                                                                        ----------
                                                                                                                       23,941,275
                                                                                                                        ----------
 Financial Services                           3.7%
  ------------------
    Associates First Capital Corporation                                                               490,900         10,953,206
    Countrywide Credit Industries, Inc.                                                                233,000          7,062,812
    Freddie Mac                                                                                        168,300       6,816,150.00
    MBIA, Inc.                                                                                         163,000          7,854,563
                                                                                                                        ----------
                                                                                                                       32,686,731
                                                                                                                        ----------
  Insurance Companies                          2.7%
  -------------------
    Citigroup Inc.                                                                                     391,398         23,581,729
                                                                                                                        ----------
HEALTHCARE                                     6.0%
  Biotech-Spec. Pharmaceutical                 1.5%
  ----------------------------
     Pharmacia Corporation                                                                             257,516         13,310,358
                                                                                                                        ----------
  Medical Prod/Supply                          3.4%
  -------------------
    ALZA Corporation ***                                                                               268,700         15,886,887
    Boston Scientific Corporation ***                                                                  628,200         13,781,138
                                                                                                                        ----------
                                                                                                                       29,668,025
                                                                                                                        ----------
  Medical Services                             1.1%
  ----------------
    Aetna Inc.                                                                                         155,700          9,993,994
                                                                                                                        ----------

                         CAPITAL APPRECIATION STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net
                                             Assets                                                      Shares             Value
TECHNOLOGY                                    32.8%
  Communication Equipment                      4.6%
  -----------------------
    ADC Telecommunications, Inc. ***                                                                   486,200        $40,780,025
                                                                                                                        ----------
  Computer Related                            11.6%
  ----------------
    3Com Corporation ***                                                                               354,600         20,433,825
    EMC Corporation ***                                                                                519,900         39,999,806
    Gateway, Inc. ***                                                                                  441,700         25,066,475
    Seagate Technology, Inc. ***                                                                       292,900         16,109,500
                                                                                                                        ----------
                                                                                                                      101,609,606
                                                                                                                        ----------
  Computer Software/Services                   7.8%
  --------------------------
    Autodesk, Inc.                                                                                     540,100         18,734,719
    Cadence Design Systems, Inc. ***                                                                   706,900         14,403,087
    Compuware Corporation ***                                                                          434,400          4,506,900
    Keane, Inc. ***                                                                                    689,000         14,899,625
    PeopleSoft, Inc.***                                                                                939,600         15,738,300
                                                                                                                        ----------
                                                                                                                       68,282,631
                                                                                                                        ----------
  Electronics                                  0.6%
  -----------
    W.W. Grainger,  Inc.                                                                               181,000          5,577,063
                                                                                                                        ----------
  Semiconductors                               8.2%
  --------------
    Conexant Systems Inc. ***                                                                          273,898         13,318,290
    Dallas Semiconductor Corporation                                                                   269,200         10,969,900
    Micron Technology, Inc. ***                                                                        237,100         20,879,619
    Texas Instruments Incorporated                                                                     394,400         27,090,350
                                                                                                                        ----------
                                                                                                                       72,258,159
                                                                                                                        ----------
TRANSPORTATION                                 1.5%
  Airlines                                     0.4%
  --------
    Midwest Express Holdings, Inc. ***                                                                 169,875          3,652,312
                                                                                                                        ----------
  Trucking & Shipping                          1.1%
  -------------------
    FedEx Corporation ***                                                                              261,100          9,921,800
                                                                                                                        ----------
UTILITIES                                      2.6%
  Natural Gas                                  2.6%
  -----------
    El Paso Energy Corporation                                                                         174,000          8,863,125
    The Williams Companies, Inc.                                                                       334,000         13,923,625
                                                                                                                        ----------
                                                                                                                       22,786,750
                                                                                                                        ----------
MISCELLANEOUS                                  1.1%
  Professional Services                        1.1%
  ---------------------
    Interim Services Inc. ***                                                                          562,200          9,979,050
                                                                                                                        ----------
       TOTAL DOMESTIC COMMON STOCK
       (COST: $556,237,120)                                                                                            759,780,929
                                                                                                                       -----------
       TOTAL COMMON STOCKS
       (COST: $606,886,618)                                                                                            846,827,391
                                                                                                                       -----------
       TOTAL INVESTMENTS, CAPITAL APPRECIATION
       STOCK FUND (COST: $633,735,039)**                                                                              $873,675,812
                                                                                                                       ===========

                         CAPITAL APPRECIATION STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.

  **At June 30, 2000, the cost of securities for federal income tax purposes was
$633,735,039.   The  aggregate  unrealized   appreciation  and  depreciation  of
investments in securities based on this cost were:

      Gross unrealized appreciation................................$305,952,746
      Gross unrealized depreciation.................................(66,011,973)
                                                                    -----------
      Net unrealized appreciation..................................$239,940,773
                                                                    ===========
***This security is non-income producing.

ADR    American Depository Receipt
PLC    Public Limited Company

See accompanying notes to financial statements.

                               MID-CAP STOCK FUND
                             Schedule of Investments
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY                 4.3%
    State Street Prime Money Market                                                  6.580%           1,738,387         $1,738,387
                                                                                                                         ---------
       TOTAL SHORT-TERM INVESTMENTS
       (COST: $1,738,387)                                                                                                1,738,387
                                                                                                                         ---------

LONG-TERM INVESTMENTS:
COMMON STOCKS:                                96.0%
FOREIGN ISSUES:                                4.1%
    Alcatel SA-ADR ***                                                                                   3,729            247,978
    Annuity and Life Re Holdings, Inc.                                                                   2,000             49,000
    Celestica Inc. ***                                                                                   8,700            431,738
    Elan Corp - PLC ADR ***                                                                             18,500            896,094
    Numac Energy Inc. ***                                                                               20,000             66,250
                                                                                                                          --------
       TOTAL FOREIGN ISSUES
       (COST: $1,091,006)                                                                                               1,691,060
                                                                                                                          --------
DOMESTIC ISSUES:                              91.9%

BASIC MATERIALS                                5.3%
  Agricultural                                 0.3%
  ------------
    Universal Corporation                                                                                5,600            118,300
                                                                                                                          --------
  Chemicals                                    1.0%
  ---------
    Air Products & Chemicals, Inc.                                                                      10,000            308,125
    Chemed Corporation                                                                                   3,200             90,200
                                                                                                                          --------
                                                                                                                          398,325
                                                                                                                          --------
  Chemicals-Specialty                          2.2%
  -------------------
    Ecolab Inc.                                                                                         11,000            429,687
    Engelhard Corporation                                                                                8,300            141,619
    Sigma-Aldrich Corporation                                                                           11,000            321,750
                                                                                                                          --------
                                                                                                                          893,056
                                                                                                                          --------
  Paper/Forest Products                        1.8%
  ---------------------
    Bemis Company, Inc.                                                                                 10,000            336,250
    Caraustar Industries, Inc.                                                                           7,700            116,463
    Westvaco Corporation                                                                                12,000            297,750
                                                                                                                          --------
                                                                                                                          750,463
                                                                                                                          --------
CAPITAL GOODS                                  9.4%
  Building Supplies                            0.6%
  -----------------
    Lafarge Corporation                                                                                  3,400             71,400
    Simpson Manufacturing Co., Inc.  ***                                                                 3,700            176,906
                                                                                                                          --------
                                                                                                                          248,306
                                                                                                                          --------
  Construction                                 0.5%
  ------------
    Carlisle Companies Incorporated                                                                      2,100             94,500
    Granite Construction Incorporated                                                                    4,700            115,150
                                                                                                                          --------
                                                                                                                          209,650
                                                                                                                          --------
  Containers                                   0.2%
  ----------
    Liqui-Box Corporation                                                                                2,000             99,000
                                                                                                                          --------
  Electrical Equipment                         0.9%
  --------------------
    Franklin Electric Co., Inc.                                                                            800             54,200
    Molex Incorporated                                                                                   6,900            332,063
                                                                                                                          --------
                                                                                                                          386,263
                                                                                                                          --------

                               MID-CAP STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
  Machinery/Equipment                          3.7%
  -------------------
    Danaher Corporation                                                                                 10,000        $   494,375
    Graco Inc.                                                                                           2,700             87,750
    Ingersoll-Rand Company                                                                              13,000            523,250
    Parker-Hannifin Corporation                                                                         10,000            342,500
    Trinity Industries, Inc.                                                                             4,400             81,400
                                                                                                                          --------
                                                                                                                        1,529,275
                                                                                                                          --------
  Manufacturing-Diversified                    1.5%
  -------------------------
    Eaton Corporation                                                                                    9,000            603,000
                                                                                                                          --------
  Manufacturing-Specialty                      0.2%
  -----------------------
    Teleflex Incorporated                                                                                2,500             92,656
                                                                                                                          --------
  Office Supplies/Equipment                    1.8%
  -------------------------
    Avery Dennison Corporation                                                                           9,000            604,125
    CompX International Inc.                                                                             7,500            152,344
                                                                                                                          --------
                                                                                                                          756,469
                                                                                                                          --------
COMMUNICATION SERVICES                         2.1%
  Telephone                                    2.1%
  ---------
    CenturyTel, Inc.                                                                                    30,000            862,500
                                                                                                                          --------
CONSUMER CYCLICAL                             11.4%
  Apparel/Textiles                             0.1%
  ----------------
    Wolverine World Wide, Inc.                                                                           5,500             54,312
                                                                                                                          --------
  Auto Parts Manufacturing                     0.4%
  ------------------------
    Cooper Tire & Rubber Company                                                                         9,000            100,125
    Gentex Corporation                                                                                   2,000             50,250
                                                                                                                          --------
                                                                                                                          150,375
                                                                                                                          --------
  Commercial\Consumer                          0.2%
  -------------------
    Wallace Computer Services, Inc.                                                                      8,300             81,962
                                                                                                                          --------
  Furniture/Appliances                         1.9%
  --------------------
    Ethan Allen Interiors Inc.                                                                          25,200            604,800
    Steelcase Inc.                                                                                       9,500            161,500
                                                                                                                          --------
                                                                                                                          766,300
                                                                                                                          --------
  Leisure Time/Gaming                          0.5%
  -------------------
    National R.V. Holdings, Inc. ***                                                                     7,200             75,600
    The Topps Company, Inc. ***                                                                         10,000            115,000
                                                                                                                          --------
                                                                                                                          190,600
                                                                                                                          --------
  Printing/Publishing                          1.4%
  -------------------
    A. H. Belo Corporation, Class A                                                                     33,700            583,431
                                                                                                                          --------
  Retail-Discount                              1.7%
  ---------------
    Dollar General Corporation                                                                          27,437            535,022
    ShopKo Stores, Inc. ***                                                                             11,000            169,125
                                                                                                                          --------
                                                                                                                          704,147
                                                                                                                          --------
  Retail - General                             0.4%
  ----------------
    Tractor Supply Company ***                                                                           9,800            162,312
                                                                                                                          --------

                               MID-CAP STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
  Retail-Specialty                             4.8%
  ----------------
    Chico's FAS, Inc. ***                                                                                4,900        $    98,000
    Guitar Center Inc ***                                                                                6,600             69,300
    Linens 'n Things, Inc. ***                                                                          15,700            425,862
    O'Reilly Automotive, Inc. ***                                                                       10,200            141,525
    Ross Stores, Inc.                                                                                   17,500            298,594
    The Sherwin-Williams Company                                                                        15,000            317,813
    Tiffany & Co.                                                                                        8,300            560,250
    Wilson, The Leather Experts Inc. ***                                                                 4,950             72,703
                                                                                                                          --------
                                                                                                                        1,984,047
                                                                                                                          --------
CONSUMER STAPLES                               6.3%
  Restaurants                                  2.0%
  -----------
    Applebee's International, Inc.                                                                       2,400             72,750
    IHOP Corp ***                                                                                        6,300            105,525
    Outback Steakhouse, Inc. ***                                                                        21,200            620,100
                                                                                                                          --------
                                                                                                                          798,375
                                                                                                                          --------
  Food Producers/Distributors                  1.3%
  ---------------------------
    Flowers Industries, Inc.                                                                            23,000            458,562
    Riviana Foods Inc                                                                                    3,700             64,519
                                                                                                                          --------
                                                                                                                          523,081
                                                                                                                          --------
  Media-TV/Radio/Cable                         3.0%
  --------------------
    Adelphia Communications Corporation ***                                                              8,600            403,125
    Charter Communications, Inc. ***                                                                    51,200            841,600
                                                                                                                          --------
                                                                                                                        1,244,725
                                                                                                                          --------
ENERGY                                         5.0%
  Exploration/Drilling                         4.6%
  --------------------
    BJ Services Company ***                                                                              9,300            581,250
    ENSCO International Incorporated                                                                    18,900            676,856
    Smith International, Inc ***                                                                         8,800            640,750
                                                                                                                          --------
                                                                                                                        1,898,856
                                                                                                                          --------
  Oil-Domestic                                 0.4%
  ------------
    Remington Oil & Gas  Corporation ***                                                                20,000            150,000
                                                                                                                          --------
FINANCE                                       11.9%
  Banks                                        3.1%
  -----
    Associated Banc-Corp                                                                                 4,840            105,572
    Cullen/Frost Bankers, Inc.                                                                           3,800             99,988
    First Security Corporation                                                                           8,600            116,637
    First Tennessee National Corporation                                                                 7,800            129,187
    Hibernia Corporation                                                                                10,600            115,275
    Marshall & Ilsley Corporation                                                                        4,200            174,300
    Mercantile Bankshares Corporation                                                                    3,200             95,400
    Pacific Century Financial Corporation                                                                8,500            124,313
    TCF Financial Corporation                                                                            5,600            143,850
    Texas Regional Bankshares, Inc.                                                                      6,500            164,938
                                                                                                                          --------
                                                                                                                        1,269,460
                                                                                                                          --------
  Financial Services                           2.9%
  ------------------
    American Capital Strategies, Ltd.                                                                    4,200            100,275
    The Bear Stearns Companies Inc.                                                                     20,000            832,500
    Heller Financial, Inc.                                                                               6,600            135,300
    Tucker Anthony Sutro Corporation                                                                     5,500             99,000
                                                                                                                          --------
                                                                                                                        1,167,075
                                                                                                                          --------

                               MID-CAP STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
  Insurance Companies                          4.5%
  -------------------
    Ambac Financial Group, Inc.                                                                         16,000        $   877,000
    MGIC Investment Corporation                                                                         17,000            773,500
    Radian Group Inc.                                                                                    2,200            113,850
    Reinsurance Group of America, Incorporated                                                           2,300             69,288
                                                                                                                          --------
                                                                                                                        1,833,638
                                                                                                                          --------
  Real Estate Investment                       1.4%
  ----------------------
    AMB Property Corporation                                                                             3,900             88,969
    Boston Properties, Inc.                                                                              1,600             61,800
    Kimco Realty Corporation                                                                             1,500             61,500
    Liberty Property Trust                                                                               3,500             90,781
    Reckson Associates Realty Corporation ***                                                            4,100            104,294
    Sun Communities, Inc. ***                                                                            2,800             93,625
    Urban Shopping Centers, Inc.                                                                         1,800             60,637
                                                                                                                          --------
                                                                                                                          561,606
                                                                                                                          --------
HEALTHCARE                                     9.8%
  Biotech-Spec. Pharmaceutical                 0.9%
  ----------------------------
    IDEXX Laboratories, Inc. ***                                                                        15,300            349,988
                                                                                                                          --------
  Drugs                                        4.4%
  -----
    Chiron Corporation ***                                                                              10,900            517,750
    Genzyme Corporation ***                                                                             12,000            713,250
    ICN Pharmaceuticals, Inc.                                                                           17,900            497,844
    NBTY, Inc. ***                                                                                       9,700             61,837
                                                                                                                          --------
                                                                                                                        1,790,681
                                                                                                                          --------
  Medical Products/Supplies                    4.3%
  -------------------------
    ALZA Corporation ***                                                                                10,300            608,987
    Biomet, Inc.                                                                                        12,200            468,937
    Genzyme Surgical  Products ***                                                                         590              5,863
    St. Jude Medical, Inc. ***                                                                           7,900            362,413
    Sybron International Corporation ***                                                                15,100            299,169
                                                                                                                          --------
                                                                                                                        1,745,369
                                                                                                                          --------
  Medical Services                             0.2%
  ----------------
    Trigon Healthcare, Inc. ***                                                                          1,700             87,656
                                                                                                                          --------
TECHNOLOGY                                    22.0%
  Communication Equipment                      1.7%
  -----------------------
    ADC Telecommunications, Inc. ***                                                                     8,200            687,775
                                                                                                                          --------
  Computer Related                             3.7%
  ----------------
    Electronics Boutique Holdings Corp. ***                                                              7,300            119,537
    Handspring, Inc. ***                                                                                30,000            810,000
    Plantronics Inc. ***                                                                                 1,200            138,600
    Quantum Corporation (DSSG) ***                                                                      21,900            212,156
    Storage Technology Corporation ***                                                                  14,200            155,313
    StorageNetworks, Inc. ***                                                                              700             63,175
                                                                                                                          --------
                                                                                                                        1,498,781
                                                                                                                          --------
  Computer Software/Services                   5.9%
  --------------------------
    ANSYS, Inc. ***                                                                                     11,200            127,400
    Black Box Corporation ***                                                                              800             63,337
    Concord EFS, Inc. ***                                                                               15,400            400,400
    Inter-Tel Incorporated                                                                               7,900            126,894
    Investment Technology Group, Inc. ***                                                                4,000            170,250
    Keane, Inc. ***                                                                                     27,300            590,363
    New England Business Service, Inc.                                                                   5,400             87,750
    SunGard Data Systems Inc. ***                                                                       14,400            446,400
    Synopsys, Inc. ***                                                                                  12,000            414,750
                                                                                                                          --------
                                                                                                                        2,427,544
                                                                                                                          --------

                               MID-CAP STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
  Electronics                                  4.4%
  -----------
    Arrow Electronics, Inc. ***                                                                         12,100        $   375,100
    Cable Design Technologies Corporation ***                                                            2,100             70,350
    W. W. Grainger, Inc.                                                                                13,000            400,562
    Micros Systems, Inc. ***                                                                             5,700            105,806
    Teradyne, Inc. ***                                                                                   6,000            441,000
    Varian Medical Systems, Inc. ***                                                                    10,100            395,163
                                                                                                                          --------
                                                                                                                        1,787,981
                                                                                                                          --------
  Semiconductors                               6.3%
  --------------
    Atmel Corporation ***                                                                               11,800            435,125
    ATMI, Inc. ***                                                                                       9,600            446,400
    Dallas Semiconductor Corporation                                                                    11,800            480,850
    LSI Logic Corporation ***                                                                            9,200            497,950
    Quantum Corp (HDDS) ***                                                                              3,450             38,166
    Varian Semiconductor Equipment Associates, Inc. ***                                                 11,000            690,937
                                                                                                                          --------
                                                                                                                        2,589,428
                                                                                                                          --------
TRANSPORTATION                                 1.1%
  Airlines                                     0.2%
  --------
    Midwest Express Holdings, Inc. ***                                                                   4,700            101,050
                                                                                                                          --------
  Transportation-Miscellaneous                 0.2%
  ----------------------------
    The Hertz Corporation, Class A                                                                       3,000             84,188
                                                                                                                          --------
  Trucking & Shipping                          0.7%
  -------------------
     Airborne Freight Corporation                                                                        5,900            111,731
     USFreightways Corporation                                                                           5,200            127,725
     Werner Enterprises, Inc.                                                                            5,600             64,750
                                                                                                                          --------
                                                                                                                          304,206
                                                                                                                          --------
UTILITIES                                      4.4%
  Electric Power                               3.9%
  --------------
    Cleco Corporation                                                                                    9,200            308,200
    Constellation Energy Group                                                                          14,000            455,875
    Florida Progress Corporation                                                                        10,000            468,750
    Sierra Pacific Resources ***                                                                         4,100             51,506
    UtiliCorp United Inc.                                                                               16,400            325,950
                                                                                                                          --------
                                                                                                                        1,610,281
                                                                                                                          --------
  Natural Gas                                  0.5%
  -----------
    MDU Resources Group, Inc.                                                                            2,800             60,550
    Peoples Energy Corporation                                                                           1,900             61,513
    Questar Corporation                                                                                  5,000             96,875
                                                                                                                          --------
                                                                                                                          218,938
                                                                                                                          --------
MISCELLANEOUS                                  3.2%
  Diversified                                  0.2%
  -----------
    Astec Industries, Inc. ***                                                                           3,700             93,888
                                                                                                                          --------
  Professional Services                        3.0%
  ---------------------
    Affiliated Computer Services, Inc. ***                                                              13,400            443,038
    Manpower Inc.                                                                                       23,000            736,000
    NCO Group, Inc. ***                                                                                  2,600             60,125
                                                                                                                          --------
                                                                                                                        1,239,163
                                                                                                                          --------
       TOTAL DOMESTIC ISSUES
       (COST: $34,714,532)                                                                                             37,688,482
                                                                                                                        ----------

                               MID-CAP STOCK FUND
                       Schedule of Investments (Continued)
                                  June 30, 2000
                                   (Unaudited)

                                              % Net                               Annualized
                                             Assets                                  Yield              Shares              Value
                                             ------                                  -----              ------              -----
       TOTAL COMMON STOCKS
       (COST: $35,805,538)                                                                                            $39,379,542
                                                                                                                        ----------
       TOTAL INVESTMENTS, MID-CAP STOCK FUND
       (COST: $37,543,925)**                                                                                          $41,117,929
                                                                                                                        ==========

Values of investment securities are determined as described in Note 2 of the financial statements.
    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.
  **At June 30, 2000, the cost of securities for federal income tax purposes was $37,544,936. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

      Gross unrealized appreciation..................................$6,763,630
      Gross unrealized depreciation..................................(3,190,637)
                                                                     ----------
      Net unrealized appreciation....................................$3,572,993
                                                                     ==========
***This security is non-income producing.

ADR      American Depository Receipt
PLC      Public Limited Company
REIT     Real Estate Investment Trust

See accompanying notes to financial statements.

                                ULTRA SERIES FUND
                      Statements of Assets and Liabilities
                                  June 30, 2000
                                   (Unaudited)

                                  Money        Treasury                                     Growth and       Capital         Mid-Cap
                                 Market          2000           Bond          Balanced        Income      Appreciation        Stock
Assets:                           Fund           Fund           Fund            Fund        Stock Fund     Stock Fund         Fund
                                  ----           ----           ----            ----        ----------     ----------         ----
Investments in securities,
at value (note 2) - see
   accompanying schedule*   $85,964,315     $1,959,038    $282,058,338   $641,124,615 $1,149,594,354    $873,675,812    $41,117,929
  Receivable for investment
   securities sold                   --             --       3,078,597      3,420,108      9,803,919       8,649,650             --
  Receivable for fund shares sold    --             --              --             --             --              --             --
  Accrued interest and
    dividends receivable        136,653             --       4,240,168      4,789,361      1,693,708         582,787         38,251
                            -----------    -----------     -----------    -----------   ------------    ------------    -----------
    Total assets             86,100,968      1,959,038     289,377,103    649,334,084  1,161,091,981     882,908,249     41,156,180
                            -----------    -----------     -----------    -----------   ------------    ------------    -----------
Liabilities:
  Payable for investment
   securities purchased              --             --       7,631,117      6,471,825      1,763,009       3,649,677        202,424
  Accrued management fees        31,044          4,706         126,224        370,017        584,093         579,365         32,842
  Accrued other expenses         15,627             --           2,723          6,615         12,018           9,138            300
                            -----------    -----------     -----------    -----------    -----------    ------------    -----------
    Total liabilities            46,671          4,706       7,760,064      6,848,457      2,359,120       4,238,180        235,566
                            -----------    -----------     -----------    -----------    -----------    ------------    -----------
Net assets applicable to
  outstanding capital stock $86,054,297     $1,954,332    $281,617,039   $642,485,627 $1,158,732,861    $878,670,069    $40,920,614
                            ===========    ===========     ===========    ===========   ============    ============    ===========
Represented by:
  Capital stock (par value $.01)
    and additional paid-in
    capital                 $86,054,297    $1,730,401     $291,078,562   $512,426,574   $858,295,111    $619,371,652    $36,509,846
  Undistributed net investment
   income                            --         52,654       4,956,970      5,290,591      2,739,234         187,852         15,712
  Accumulated net realized
   gain (loss) on investments        --             --     (14,638,472)     2,408,021     12,400,281      19,169,792        821,052
  Unrealized appreciation
   (depreciation) on investments     --        171,277         219,979    122,360,441    285,298,235     239,940,773      3,574,004
                            -----------    -----------     -----------    -----------   ------------     -----------    -----------

Total net assets - representing
  net assets applicable to
  outstanding capital stock $86,054,297     $1,954,332    $281,617,039   $642,485,627 $1,158,732,861    $878,670,069    $40,920,614
                            ===========    ===========     ===========    ===========   ============     ===========    ===========
Number of Class Z Shares
  issued and outstanding
  (note 5)                   86,054,297        185,786      27,782,091     30,930,929     33,938,315      33,600,093      3,449,078
                            ===========    ===========     ===========    ===========   ============     ===========    ===========
Net asset value per share of
  outstanding capital stock
  (note 2)                        $1.00         $10.52          $10.14         $20.77         $34.14          $26.15         $11.86
                            ===========    ===========     ===========    ===========   ============     ===========    ===========

*Cost of Investments        $85,964,315     $1,787,761    $281,838,359   $518,764,174$   864,296,119    $633,735,039    $37,543,925
                            -----------    -----------     -----------    -----------   ------------     -----------    -----------

See accompanying notes to financial statements.

                                ULTRA SERIES FUND
                            Statements of Operations
                         Six Months Ended June 30, 2000
                                   (Unaudited)

                                  Money        Treasury                                     Growth and       Capital         Mid-Cap
                                 Market          2000           Bond          Balanced        Income      Appreciation        Stock
                                  Fund           Fund           Fund            Fund        Stock Fund     Stock Fund         Fund*
                                  ----           ----           ----            ----        ----------     ----------         -----
Investment income (note 2):
  Interest income            $2,391,936        $56,962     $10,062,861    $10,431,805     $1,057,845        $550,751        $35,692

  Dividend income                    --             --              --      1,883,559      7,936,401       3,097,158        155,222
                            -----------     ----------    ------------   ------------    -----------     -----------     ----------
    Total income              2,391,936         56,962      10,062,861     12,315,364      8,994,246       3,647,909        190,914
                            -----------     ----------    ------------   ------------    -----------     -----------     ----------
Expenses (note 4):

  Management fees               178,005          4,308         731,061      2,152,238      3,376,179       3,370,631        166,344

  Trustees' fees                    226             --             688          1,654          3,014           2,302             73

  Audit fees                        394             --           1,204          2,896          5,273           4,030            128
                            -----------     ----------    ------------   ------------    -----------     -----------     ----------
    Total expenses              178,625          4,308         732,953      2,156,788      3,384,466       3,376,963        166,545
                            -----------     ----------    ------------   ------------    -----------     -----------     ----------
Net investment income         2,213,311         52,654       9,329,908     10,158,576      5,609,780         270,946         24,369

Realized and unrealized gain (loss) on investments (notes 2 and 3):

  Net realized gain (loss)
   on investments                    --             --      (6,545,477)     2,693,617     12,761,383      19,169,792        822,062

  Net change in unrealized
   appreciation (depreciation)
   on investments                    --            538       4,145,264      5,475,483      7,034,896       8,003,781      1,221,126
                            -----------     ----------    ------------   ------------    -----------     -----------     ----------
Net gain (loss) on investments       --            538      (2,400,213)     8,169,100     19,796,279      27,173,573      2,043,188
                            -----------     ----------    ------------   ------------    -----------     -----------     ----------


Net increase in net assets
  resulting from operations  $2,213,311        $53,192      $6,929,695    $18,327,676    $25,406,059     $27,444,519     $2,067,557
                            ===========     ==========    ============   ============    ===========     ===========     ==========

*Commenced operations May 1, 1999.

See accompanying notes to financial statements.

                                ULTRA SERIES FUND
                       Statements of Changes in Net Assets
       Six Months Ended June 30, 2000 and the Year Ended December 31, 1999
                                   (Unaudited)

                                         MONEY MARKET FUND               TREASURY 2000 FUND                      BOND FUND
Operations:                           2000            1999              2000            1999              2000             1999
           --------------------------------------------------------------------------------------------------------------------

  Net investment income           $2,213,311       $3,088,037          $52,654         $105,875       $9,329,908      $4,236,584

   Net realized gain (loss) on
   investments                            --               --               --               --       (6,545,477)      (8,092,995)

  Net change in unrealized appreciation
   or depreciation on investments         --               --              538          (49,993)       4,145,264       (4,261,091)
                                 -----------      -----------      -----------      -----------      -----------      -----------
   Change in net assets from
    operations                     2,213,311        3,088,037           53,192           55,882        6,929,695        1,882,498
                                 -----------      -----------      -----------      -----------      -----------      -----------


Distributions to shareholders:

  From net investment income     (2,213,311)       (3,088,037)              --               --       (4,596,078)     (14,083,486)

  From realized gains on investments     --                --               --               --               --           (3,484)
                                 -----------      -----------      -----------      -----------      -----------      -----------
   Change in net assets from
    distributions                (2,213,311)       (3,088,037)              --               --       (4,596,078)     (14,086,970)
                                 -----------      -----------      -----------      -----------      -----------      -----------

Class Z Share transactions (note 5):

  Proceeds from sale of shares   30,843,334        57,336,829               --            9,354       30,454,019       28,132,898

  Net asset value of shares issued in
   reinvestment of distributions  2,198,550         3,095,292               --               --        4,596,078       14,086,970
                                 -----------      -----------      -----------      -----------      -----------      -----------
                                 33,041,884        60,432,121               --            9,354       35,050,097       42,219,868

  Cost of shares repurchased    (29,633,562)      (34,202,634)              --               --       (6,251,901)      (7,811,320)
                                 -----------      -----------      -----------      -----------      -----------      -----------
   Change in net assets derived from
    capital share transactions    3,408,322        26,229,487               --            9,354       28,798,196       34,408,548
                                 -----------      -----------      -----------      -----------      -----------      -----------
Increase in net assets            3,408,322        26,229,487           53,192           65,236       31,131,813       22,204,076

Net assets:

  Beginning of year              82,645,975        56,416,488        1,901,140        1,835,904      250,485,226      228,281,150
                                 -----------      -----------      -----------      -----------      -----------      -----------
  End of year                   $86,054,297       $82,645,975       $1,954,332       $1,901,140     $281,617,039     $250,485,226
                                 ===========      ===========      ===========      ===========      ===========      ===========
Undistributed net investment
  income included in net assets          --                --          $52,654               --       $4,956,970         $223,139
                                 ===========      ===========      ===========      ===========      ===========      ===========

See accompanying notes to financial statements.

                                ULTRA SERIES FUND
                 Statements of Changes in Net Assets (Continued)
       Six Months Ended June 30, 2000 and the Year Ended December 31, 1999
                                   (Unaudited)

                                                                          GROWTH AND INCOME                CAPITAL APPRECIATION
                                           BALANCED FUND                     STOCK FUND                         STOCK FUND
Operations:                           2000            1999              2000            1999              2000             1999
           --------------------------------------------------------------------------------------------------------------------

  Net investment income          $10,158,576      $15,028,471       $5,609,780       $9,804,224         $270,946         $722,710

  Net realized gain (loss) on
   investments                     2,693,617       18,937,774       12,761,383       64,716,812       19,169,792       73,587,448

  Net change in unrealized appreciation
   or depreciation on investments  5,475,483       37,197,027        7,034,896       81,136,793        8,003,781       91,564,086
                                 -----------      -----------     ------------     ------------      -----------      -----------
   Change in net assets from
    operations                    18,327,676       71,163,272       25,406,059      155,657,829       27,444,519      165,874,244
                                 -----------      -----------     ------------     ------------      -----------      -----------
Distributions to shareholders:

  From net investment income      (5,152,881)     (14,771,068)      (3,058,979)      (9,615,791)        (150,893)        (654,910)

  From realized gains on
      investments                 (3,416,124)     (13,330,805)      (4,123,478)     (64,716,574)      (9,194,838)     (64,764,832)
                                 -----------      -----------     ------------     ------------      -----------      -----------
   Change in net assets from
    distributions                 (8,569,005)     (28,101,873)      (7,182,457)     (74,332,365)      (9,345,731)     (65,419,742)
                                 -----------      -----------     ------------     ------------      -----------      -----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares    30,345,096       91,071,831       43,611,271      127,024,727       43,198,245       61,727,019

  Net asset value of shares issued in
   reinvestment of distributions   8,569,005       28,101,873        7,182,457       74,332,365        9,345,731       65,419,742
                                 -----------      -----------     ------------     ------------      -----------      -----------
                                  38,914,101      119,173,704       50,793,728      201,357,092       52,543,976      127,146,761

  Cost of shares repurchased      (9,322,842)      (9,091,748)      (8,614,565)     (17,526,082)     (31,106,490)     (18,840,534)
                                 -----------      -----------     ------------     ------------      -----------      -----------
   Change in net assets derived from
    capital share transactions    29,591,259      110,081,956       42,179,163      183,831,010       21,437,486      108,306,227
                                 -----------      -----------     ------------     ------------      -----------      -----------
Increase (decrease) in net assets 39,349,930      153,143,355       60,402,765      265,156,474       39,536,274      208,760,729

Net assets:

  Beginning of year              603,135,697      449,992,342    1,098,330,096      833,173,622      839,133,795      630,373,066
                                 -----------      -----------     ------------     ------------      -----------      -----------
  End of year                   $642,485,627     $603,135,697   $1,158,732,861   $1,098,330,096     $878,670,069     $839,133,795
                                 ===========      ===========     ============     ============      ===========      ===========
Undistributed net investment
  income included in net assets   $5,290,591         $284,896       $2,739,234         $188,433         $187,852          $67,799
                                 ===========      ===========     ============     ============      ===========      ===========

See accompanying notes to financial statements.

                                ULTRA SERIES FUND
                 Statements of Changes in Net Assets (Continued)
       Six Months Ended June 30, 2000 and the Year Ended December 31, 1999
                                   (Unaudited)


                                        MID-CAP STOCK FUND*
Operations:                           2000            1999
           -----------------------------------------------

  Net investment income              $24,369          $51,863

  Net realized gain (loss) on
   investments                       822,062          481,164

  Net change in unrealized appreciation
   or depreciation on investments  1,221,126        2,352,878
                                  ----------       ----------
   Change in net assets from
    operations                     2,067,557        2,885,905
                                  ----------       ----------
Distributions to shareholders:

  From net investment income         (17,497)         (43,023)

    From realized gains on
      investments                    (25,758)        (456,416)
                                  ----------       ----------
   Change in net assets from
    Distributions                    (43,255)        (499,439)
                                  ----------       ----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares    14,233,126       23,763,821

  Net asset value of shares issued in
   reinvestment of distributions      43,255          499,439
                                  ----------       ----------
                                  14,276,381       24,263,260

  Cost of shares repurchased      (1,859,497)        (170,298)
                                  ----------       ----------
   Change in net assets derived from
    capital share transactions    12,416,884      24,092,962
                                  ----------       ----------
Increase (decrease) in net assets 14,441,186       26,479,428

Net assets:

  Beginning of year               26,479,428               --
                                  ----------       ----------
  End of year                    $40,920,614      $26,479,428
                                  ==========       ==========

Undistributed net investment
  income included in net assets      $15,712           $8,840
                                  ==========       ==========
*Commenced operations May 1, 1999.

See accompanying notes to financial statements.

                                MONEY MARKET FUND
                              Financial Highlights
          Six Months Ended June 30, 2000 and the Year Ended December 31
                                   (Unaudited)

(For a share outstanding throughout the period):  2000              1999             1998              1997             1996
                                                ------------------------------------------------------------------------------------

Net Asset Value, Beginning of Period              $1.00             $1.00            $1.00             $1.00            $1.00
                                                 ------            ------           ------            ------            ------

  Income from Investment Operations

   Net Investment Income***                        0.03              0.05             0.05              0.05             0.05
                                                ------------------------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income       (0.03)            (0.05)           (0.05)            (0.05)           (0.05)
                                                ------------------------------------------------------------------------------------

Net Asset Value, End of Period                    $1.00             $1.00            $1.00             $1.00            $1.00
====================================================================================================================================

Total Return*                                     2.78%             4.69%            5.00%             5.01%             4.72%
====================================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)        $86,054           $82,646          $56,416           $41,170           $21,011

Ratio of Expenses to Average Net Assets**         0.45%             0.45%            0.45%             0.50%             0.65%

Ratio of Net Investment Income to Average
  Net Assets                                      5.56%             4.72%            4.99%             5.05%             4.74%

====================================================================================================================================

For the Money Market Fund, the "seven-day average" yield for the seven days ended June 30, 2000, was 6.18% and the "effective" yield for that period was 6.37% (unaudited).

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.51%, 0.67% and 0.73% for 1997, 1996 and 1995, respectively.

***Based on average shares outstanding during year.

See accompanying notes to financial statements.

                                    BOND FUND
                              Financial Highlights
          Six Months Ended June 30, 2000 and the Year Ended December 31
                                   (Unaudited)

(For a share outstanding throughout the period):  2000              1999             1998              1997             1996
                                                ------------------------------------------------------------------------------------

Net Asset Value, Beginning of Period             $10.05            $10.57           $10.54            $10.33           $10.63
                                                 ------            ------           ------            ------            ------

  Income from Investment Operations

   Net Investment Income***                        0.35              0.62             0.63              0.54             0.65

   Net Realized and Unrealized Gain (Loss)
    on Investments                                (0.10)            (0.54)            0.02              0.20            (0.28)
                                                 ------            ------           ------            ------            ------

  Total from Investment Operations                 0.25              0.08             0.65              0.74             0.37
                                                ------------------------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income       (0.16)            (0.60)           (0.62)            (0.51)           (0.64)

   Distributions from Realized Capital Gains      (0.00)            (0.00)           (0.00)            (0.02)           (0.03)
                                                 ------            ------           ------            ------            ------

  Total Distributions                             (0.16)            (0.60)           (0.62)            (0.53)           (0.67)
                                                ------------------------------------------------------------------------------------

Net Asset Value, End of Period                   $10.14            $10.05           $10.57            $10.54           $10.33
====================================================================================================================================

Total Return*                                     2.58%             0.73%            6.18%             7.45%             2.86%
====================================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)       $281,617          $250,485         $228,281          $188,840           $26,572

Ratio of Expenses to Average Net Assets**          0.55%             0.55%             0.55%            0.56%             0.65%

Ratio of Net Investment Income to Average
  Net Assets                                       6.98%             5.92%             5.94%            6.50%             6.25%

Portfolio Turnover Rate                          331.77%           713.52%           142.98%           30.71%            25.67%
====================================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.57%, 0.67% and 0.68% for 1997, 1996 and 1995, respectively.

***Based on average shares outstanding during year.

See accompanying notes to financial statements.

                                 BALANCED FUND
                              Financial Highlights
          Six Months Ended June 30, 2000 and the Year Ended December 31
                                   (Unaudited)


(For a share outstanding throughout the period):  2000              1999             1998              1997             1996
                                               -------------------------------------------------------------------------------------

Net Asset Value, Beginning of Period             $20.44            $18.74           $17.02            $15.29           $14.63
                                                 ------            ------           ------            ------            ------

  Income from Investment Operations

   Net Investment Income***                        0.34              0.56             0.57              0.62             0.58

   Net Realized and Unrealized Gain (Loss)
    on Investments                                 0.27              2.14             1.72              1.93             0.98
                                                 ------            ------           ------            ------            ------

  Total from Investment Operations                 0.61              2.70             2.29              2.55             1.56
                                               -------------------------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income       (0.17)            (0.53)           (0.57)            (0.63)           (0.58)

   Distributions from Realized Capital Gains      (0.11)          (0.47)             --                (0.19)           (0.32)
                                                 ------            ------           ------            ------            ------

  Total Distributions                             (0.28)            (1.00)           (0.57)            (0.82)           (0.90)
                                               -------------------------------------------------------------------------------------

Net Asset Value, End of Period                   $20.77            $20.44           $18.74            $17.02           $15.29
====================================================================================================================================

Total Return*                                     3.00%            14.49%           13.40%            16.87%            10.79%
====================================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)       $642,486          $603,136         $449,992          $309,804          $194,725

Ratio of Expenses to Average Net Assets**          0.70%             0.70%            0.70%             0.68%            0.65%

Ratio of Net Investment Income to Average
  Net Assets                                       3.28%             2.83%            3.20%             3.81%            3.91%

Portfolio Turnover Rate                          141.38%           269.00%           78.71%            21.15%           33.48%

====================================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.69%, 0.65% and 0.68% for 1997, 1996 and 1995, respectively.

***Based on average shares outstanding during year.

See accompanying notes to financial statements.

                          GROWTH AND INCOME STOCK FUND
                              Financial Highlights
          Six Months Ended June 30, 2000 and the Year Ended December 31
                                   (Unaudited)


(For a share outstanding throughout the period):  2000              1999             1998              1997             1996
                                               -------------------------------------------------------------------------------------

Net Asset Value, Beginning of Period             $33.58            $30.56           $27.20            $21.32           $18.20
                                                 ------            ------           ------            ------            ------

Income from Investment Operations

Net Investment Income***                           0.17              0.34             0.34              0.31             0.34

Net Realized and Unrealized Gain (Loss)
on Investments                                     0.60              5.12             4.52              6.36             3.93
                                                 ------            ------           ------            ------            ------

Total from Investment Operations                   0.77              5.46             4.86              6.67             4.27
                                               -------------------------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income       (0.09)            (0.32)           (0.34)            (0.32)           (0.34)

   Distributions from Realized Capital Gains      (0.12)            (2.12)           (1.16)            (0.47)           (0.81)
                                                 ------            ------           ------            ------            ------

  Total Distributions                             (0.21)            (2.44)           (1.50)            (0.79)           (1.15)
                                               -------------------------------------------------------------------------------------

Net Asset Value, End of Period                   $34.14            $33.58           $30.56            $27.20           $21.32
====================================================================================================================================

Total Return*                                     2.29%            17.95%           17.92%            31.42%            22.02%
====================================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)     $1,158,733        $1,098,330         $833,174          $590,135          $232,841

Ratio of Expenses to Average Net Assets**          0.60%             0.60%            0.60%             0.61%            0.65%

Ratio of Net Investment Income to Average
  Net Assets                                       0.99%             0.99%            1.17%             1.39%            1.78%

Portfolio Turnover Rate                           11.87%            20.13%           17.69%            20.39%           40.55%

====================================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.61%, 0.65% and 0.69% for 1997, 1996 and 1995, respectively.

***Based on average shares outstanding during year.

See accompanying notes to financial statements.

                         CAPITAL APPRECIATION STOCK FUND
                              Financial Highlights
          Six Months Ended June 30, 2000 and the Year Ended December 31
                                   (Unaudited)


(For a share outstanding throughout the period):  2000              1999             1998              1997             1996
                                               -------------------------------------------------------------------------------------

Net Asset Value, Beginning of Period             $25.59            $22.19           $18.85            $14.60           $12.51
                                                 ------            ------           ------            ------            ------
  Income from Investment Operations

   Net Investment Income***                        0.01              0.02             0.06              0.07             0.13

   Net Realized and Unrealized Gain (Loss)
    on Investments                                 0.83              5.55             3.87              4.52             2.55
                                                 ------            ------           ------            ------            ------

  Total from Investment Operations                 0.84              5.57             3.93              4.59             2.68
                                               -------------------------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income       (0.00)            (0.02)           (0.06)            (0.07)           (0.13)

   Distributions from Realized Capital Gains      (0.28)            (2.15)           (0.53)            (0.27)           (0.46)
                                                 ------            ------           ------            ------            ------

  Total Distributions                             (0.28)            (2.17)           (0.59)            (0.34)           (0.59)
                                               -------------------------------------------------------------------------------------

Net Asset Value, End of Period                   $26.15            $25.59           $22.19            $18.85            $14.60
====================================================================================================================================

Total Return*                                     3.26%            25.19%           20.90%            31.57%            21.44%
====================================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)       $878,670          $839,134         $630,373          $456,194           $98,674

Ratio of Expenses to Average Net Assets**          0.80%             0.80%            0.80%             0.82%            0.65%

Ratio of Net Investment Income to Average
  Net Assets                                       0.06%             0.10%            0.31%             0.70%            0.96%

Portfolio Turnover Rate                            9.32%            38.38%           18.67%            17.06%           49.77%

====================================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.83%, 0.66% and 0.75% for 1997, 1996 and 1995, respectively.

***Based on average shares outstanding during year.

See accompanying notes to financial statements.

                               MID-CAP STOCK FUND
                              Financial Highlights
         Six Months Ended June 30, 2000 and the Period Ended December 31
                                   (Unaudited)



(For a share outstanding throughout the period)   2000              19991
                                               ---------------------------------

Net Asset Value, Beginning of Period             $11.15            $10.00
                                                 ------            ------

  Income from Investment Operations

   Net Investment Income****                       0.01              0.03

   Net Realized and Unrealized Gain (Loss)
    on Investments                                 0.72              1.34
                                                 ------            ------

  Total from Investment Operations                 0.73              1.37
                                               ---------------------------------

  Distributions

   Distributions from Net Investment Income       (0.01)           (0.02)

   Distributions from Realized Capital Gains      (0.01)           (0.20)
                                                 ------            ------

  Total Distributions                             (0.02)           (0.22)
                                               ---------------------------------

Net Asset Value, End of Period                   $11.86            $11.15
================================================================================

Total Return*                                     6.56%            13.68%**
================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)        $40,921           $26,479

Ratio of Expenses to Average Net Assets           0.78%             1.00%***

Ratio of Net Investment Income to Average
  Net Assets                                      0.11%             0.39%***

Portfolio Turnover Rate                          35.04%            35.55%

================================================================================

      *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

    **Not annualized.

  ***Annualized.

****Based on average shares outstanding during period.


1Commenced operations May 1, 1999.

See accompanying notes to financial statements.

                               ULTRA SERIES FUND

                          Notes to Financial Statements

(1)  Description of the Fund

     The Ultra Series Fund (the "Fund"), a Massachusetts Business Trust, is registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, as a diversified, open-end management investment company. The Fund is a series fund with seven investment portfolios (the "funds"), each with different investment objectives and policies and each having available two separate classes of common stock with a par value of $.01 per share. Fund shares are sold and redeemed at a price equal to the shares' net asset value. The assets of each fund are held separate from the assets of the other funds. The Mid-Cap Stock Fund commenced operations May 1, 1999. On or within 12 months prior to the portfolio maturity date, the securities of the Treasury 2000 Fund will be liquidated. Once the Treasury 2000 Fund has liquidated its portfolio, additional Stripped Treasury Securities with a portfolio maturity date selected at that time may be purchased and the Fund may continue, with liquidation and subsequent refunding occurring from time to time.

     Effective May 1, 1997, the shares of each fund were divided into Class Z and Class C Shares. Class Z Shares are offered to all insurance company separate accounts issued by, and all qualified retirement plans sponsored by, CUNA Mutual Life Insurance Company or its affiliates ("CUNA Mutual Life"). Class C Shares are offered to separate accounts of insurance companies other than CUNA Mutual Life, and to qualified retirement plans of companies not affiliated with the Fund or CUNA Mutual Life. Both classes of shares are identical in all respects except that: Class C Shares may be subject to a distribution fee (note 4); each class will have exclusive voting rights with respect to matters that affect just that class; and each class will bear a different name or designation. All income earned and expenses incurred by the Fund are borne on a pro-rata basis by each outstanding share of each class based on the daily net asset value of shares of that class. As of June 30, 2000, no Class C Shares have been issued.

(2)  Significant Accounting Policies

     (a) Valuation of Investment Securities

         Portfolio securities for which market quotations are readily available are valued at current market value. If market quotations or valuations are not available, or if such quotations or valuations are believed to be inaccurate, unreliable or not reflective of market value, portfolio securities are valued according to procedures adopted by the funds' board of trustees in good faith at fair value.

         Pricing services value domestic and foreign equity securities (and occasionally fixed-income securities) traded on a securities exchange or Nasdaq at the last reported sale price, up to the time of valuation. If there are no reported sales of a security on the valuation date, it is valued at the mean between the published bid and asked prices reported by the exchange or Nasdaq. If there are no sales and no published bid and asked quotations for a security on the valuation date or the security is not traded on an exchange or Nasdaq, the pricing service may obtain market quotations directly from broker-dealers.

         Fixed-income securities are valued at prices obtained from a pricing service, when such prices are available. In circumstances where prices are not available from the fund's pricing service, securities may be valued using market quotations obtained from one or more dealers or a quotation system. Short-term securities with maturities of 60 days or less and the Money Market Fund securities are valued at amortized cost, which approximates market value.

     (b) Share Valuation and Dividends to Shareholders

         The net asset value of the shares of each fund is determined daily based on the valuation of the net assets of the funds divided by the number of shares of the fund outstanding. Expenses, including the investment advisory, advisory/administrative, and distribution fees (note 4), are accrued daily and reduce the net asset value per share.

         Dividends on the Money Market Fund are declared and reinvested daily in additional full and fractional shares of the Money Market Fund. Dividends of net investment income from the Mid-Cap Stock Fund, Capital Appreciation Stock Fund, Growth and Income Stock Fund, Bond Fund, and Balanced Fund are declared and reinvested quarterly in additional full and fractional shares of the respective funds. Distributions of net realized capital gains of these funds, if any, will be declared and reinvested at least annually. The Treasury 2000 Fund will utilize an annual consent dividend procedure which provides the fund with the deduction for dividends constructively paid to shareholders.

     (c) Federal Income Taxes

         Each fund intends to distribute all of its taxable income and to comply with the other requirements of the Internal Revenue Code applicable to regulated investment companies. Accordingly, no provision for income or excise taxes is required.

         Generally  accepted   accounting   principals  require  that  permanent
         financial reporting and tax differences be reclassified in the capital accounts.

         For federal income tax purposes, at December 31, 1998, the Balanced fund had a capital loss carryover of $2,476,442 that was offset by capital gains in 1999. At December 31, 1999, the Bond Fund had a capital loss carryover of $7,838,884 that will expire in the year 2007 if not offset by subsequent capital gains. To the extent the Bond Fund realizes future net capital gains, taxable distributions will be reduced by any unused capital loss carryover.

     (d) Security Transactions and Investment Income
         Security transactions are recorded on the trade date. Realized gains and losses from security transactions are reported on the identified cost basis. Interest, including amortization of premium and discount, is accrued daily and dividend income is recorded on the ex-dividend date.

     (e) Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3)  Purchase and Sales of Investment Securities

     The cost of securities purchased and the proceeds from securities sold (including maturities, excluding short-term) for each fund during the six-month period ended June 30, 2000, were as follows:

                                             U.S. Government Securities                     Other Investment Securities
                                            Purchases            Sales                      Purchases           Sales

     Bond                                $590,213,674         $560,261,384               $1,076,309,390    $1,075,783,440
     Balanced                             549,050,722          519,500,763                  892,598,260       846,332,075
     Growth and Income Stock                        0                    0                  310,188,724       193,744,371
     Capital Appreciation Stock                     0                    0                  306,070,627       266,165,035
     Mid-Cap Stock                                  0                    0                   30,154,053         6,928,419

(4)  Transactions with Affiliates

     Fees and Expenses

     The Fund has entered into an investment advisory agreement with CIMCO Inc. (the "Investment Adviser"), an affiliated company. The fees under the agreement, paid monthly, are calculated as a percentage of the average daily net assets for each fund at the following annual rates:

              Money Market                           0.45%
              Treasury 2000                          0.45%
              Bond                                   0.55%
              Balanced                               0.70%
              Growth and Income Stock                0.60%
              Capital Appreciation Stock             0.80%
              Mid-Cap Stock                          1.00%

     Under this unified fee structure, the Investment Adviser is responsible for providing or obtaining services and paying certain expenses including custodian fees, transfer agent fees, pricing costs, and accounting and legal fees as indicated in the investment advisory agreement.

     The Investment Advisor has entered into a Subadvisor Agreement for the management of a portion of the investments in the Mid-Cap Stock Fund. The Investment Advisor is solely responsible for the payment of all fees to the Subadvisor. The Subadvisor for this Fund is Heartland Advisors, Inc.

     In addition to the unified investment advisory fee and Subadvisor Agreement, each fund also pays certain expenses including trustees fees, brokerage commissions, interest expense, audit fees, and other extraordinary expenses.

     All capital shares outstanding at June 30, 2000, are owned by separate investment accounts of CUNA Mutual Life.

     Certain officers and trustees of the Fund are also officers of CUNA Mutual Life or CIMCO Inc. During the six-month period ended June 30, 2000, the Fund made no direct payments to its officers and paid trustees' fees of approximately $7,957 to its unaffiliated trustees.

     Distribution Plan

     All shares are distributed through CUNA Brokerage Service, Inc. ("CBSI"), an affiliated company, or other registered broker-dealers authorized by CBSI. Class C Shares may also be subject to an asset-based distribution fee pursuant to Rule 12b-1 under the 1940 Act, equal to not more than 0.25%, on an annual basis, of the average value of the daily net assets of each series of the Fund attributable to Class C Shares on an annual basis.

(5)  Share Activity

     Transactions in Class Z Shares of each fund for the year ended December 31, 1999 and for the six-month period ended June 30, 2000, were as follows:

                                  Money       Treasury                                     Growth and       Capital         Mid-Cap
                                 Market         2000           Bond          Balanced     Income Stock   Appreciation        Stock
                                  Fund          Fund           Fund            Fund           Fund        Stock Fund         Fund*
                                  ----          ----           ----            ----           ----        ----------         -----

     Shares outstanding at
          December 31, 1998   56,416,488       184,870      21,598,720     24,018,663     27,264,375      28,412,098             --
                              ----------      --------       ---------      ---------      ---------       ---------       --------

     Shares sold              57,336,829           916       2,689,111      4,567,002      3,735,034       2,570,088      2,349,783
     Reinvestment dividend
        shares                 3,095,292            --       1,378,627      1,376,385      2,218,655       2,576,478         42,297
     Shares repurchased      (34,202,634)           --        (743,228)      (452,501)      (507,934)       (767,172)       (16,297)
                              ----------      --------       ---------      ---------      ---------       ---------       --------
     Shares outstanding at
          December 31, 1999   82,645,975       185,786      24,923,230     29,509,549     32,710,130      32,791,492      2,375,783
                              ----------      --------       ---------      ---------      ---------       ---------       --------

     Shares sold              30,843,334            --       3,023,096      1,467,506      1,280,141       1,675,972      1,224,040
     Reinvestment dividend shares2,198,550          --         456,931        406,568        201,224         346,539          3,535
     Shares repurchased      (29,633,562)           --        (621,166)      (452,694)      (253,180)     (1,213,910)      (154,280)
                              ----------      --------       ---------      ---------      ---------       ---------       --------
     Shares outstanding at
          June 30, 2000       86,054,297       185,786      27,782,091     30,930,929     33,938,315      33,600,093      3,449,078
                              ==========      ========       =========      =========      =========       =========       ========

*Commenced operations May 1, 1999.

(6)  Unaudited Interim Financial Statements

     All adjustments made to the interim financials are necessary to a fair statement of the results for the interim period presented and are of a normal recurring nature.

                       This page intentionally left blank.

                                MONEY MARKET FUND
                              Schedule of Investments
                                December 31, 1999

                                         % Net        Quality Rating      Annualized      Maturity     Par/Shares
                                         Assets       (Unaudited)*        Yield           Date         Amount            Value
COMMERCIAL PAPER                          38.3%
  Bell South Telecom Inc.                             A-1+/P-1             5.842%         01/19/00     $ 2,000,000      $  1,994,350
  Bell South Telecom Inc.                             A-1+/P-1             5.858          01/27/00       1,000,000           995,905
  CIT Group Inc.                                      A-1/P-1              6.002          02/17/00       3,500,000         3,473,360
  Coca-Cola Company                                   A-1/P-1              5.865          02/15/00       2,000,000         1,985,850
  General Mills Inc.                                  A-1/P-1              5.981          01/05/00       4,000,000         3,997,391
  General Motors Acceptance Corporation               A-1/P-1              6.130          02/01/00       2,000,000         1,989,770
  Goldman Sachs Group Inc.                            A-1+/P-1             6.028          02/22/00       3,300,000         3,272,305
  Lucent Technologies                                 A-1/P-1              5.995          02/28/00       3,500,000         3,467,295
  Madison Gas & Electric                              A-1+/P-1             6.115          01/10/00       3,000,000         2,995,500
  Merrill Lynch & Co Inc                              A-1+/P-1             6.146          01/31/00       1,000,000           995,034
  Merrill Lynch & Co Inc                              A-1+/P-1             6.121          01/31/00       2,000,000         1,990,100
  Procter & Gamble Co.                                A-1+/P-1             5.983          02/24/00       3,500,000         3,469,445
  Walt Disney Company                                 A-1/P-1              6.055          02/09/00       1,000,000          993,641
                                                                                                                         -----------
                                                                                                                          31,619,946
                                                                                                                         -----------

U.S. GOVERNMENT                            4.8%
  U.S. Treasury Bill                                                       5.192          03/02/00       3,000,000         2,974,380
  U.S. Treasury Note                                                       5.374          07/31/00       1,000,000         1,000,000
                                                                                                                         -----------
                                                                                                                           3,974,380
                                                                                                                         -----------

QUASI-GOVERNMENT/
GOVERNMENT SPONSORED                      52.4%
  Federal Home Loan Bank Discount Note                                     5.671          01/24/00       3,000,000         2,989,497
  Federal Home Loan Bank Discount Note                                     5.652          03/08/00       5,000,000         4,949,005
  Federal Home Loan Bank Discount Note                                     5.683          03/13/00       3,000,000         2,966,940
  Federal Home Loan Bank Discount Note                                     5.893          04/17/00       4,000,000         3,932,233
  Federal Farm Credit Discount Notes                                       5.671          03/23/00       3,000,000         2,962,485
  Federal Farm Credit Discount Notes                                       5.980          04/03/00       1,000,000           985,017
  Federal Home Loan Mortgage Corp. Discount Notes                          5.694          01/10/00       2,500,000         2,496,556
  Federal Home Loan Mortgage Corp. Discount Notes                          5.629          01/14/00       3,000,000         2,994,129
  Federal Home Loan Mortgage Corp. Discount Notes                          5.691          01/20/00       1,688,000         1,683,118
  Federal Home Loan Mortgage Corp. Discount Notes                          5.710          02/01/00       1,000,000           995,256
  Federal Home Loan Mortgage Corp. Discount Notes                          5.715          02/07/00       2,000,000         1,988,674
  Federal Home Loan Mortgage Corp. Discount Notes                          5.763          04/04/00       2,000,000         1,970,755
  Federal National Mortgage Association Discount Notes                     5.738          01/18/00       5,000,000         4,986,849
  Federal National Mortgage Association Discount Notes                     5.688          02/03/00       3,000,000         2,984,792
  Federal National Mortgage Association Discount Notes                     5.056          03/03/00         439,000           435,420
  Federal National Mortgage Association                                    5.899          04/26/00       2,000,000         1,994,212
  Federal Home Loan Bank                                                   5.092          03/29/00       2,000,000         1,999,971
                                                                                                                         -----------
                                                                                                                          43,314,909
                                                                                                                         -----------
REGISTERED INVESTMENT COMPANY              3.8%
  State Street Prime Money Market                                          5.440                         3,165,212         3,165,212
                                                                                                        ----------

     TOTAL INVESTMENTS, MONEY MARKET
     FUND                                                                                                               $ 82,074,447
                                                                                                                         ===========

Values of investment securities are determined as described in Note 2 of the financial statements.

*Moody's/Standard & Poors' quality ratings (unaudited). See the current
Prospectus and Statement of Additional Information for a complete description of these ratings.

See accompanying notes to financial statements.

                                BOND FUND
                          Schedule of Investments
                            December 31, 1999


                                         % Net                      Annualized
                                         Assets                     Yield                                 Shares           Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              1.7%
  State Street Prime Money Market                                   5.440%                               4,290,761      $  4,290,761
                                                                                                                         -----------
     TOTAL SHORT-TERM INVESTMENTS
      (COST: $4,290,761)                                                                                                   4,290,761
                                                                                                                         -----------

                                                      Quality Rating Coupon               Maturity       Par
LONG-TERM INVESTMENTS:                                (Unaudited)*   Rate                 Date          Amount
U.S. GOVERNMENT & AGENCY BONDS:           40.0%
GOVERNMENT NOTES                          12.0%
  U.S. Treasury Note                                  AAA            5.875%               10/31/01      $3,000,000         2,981,250
  U.S. Treasury Note                                  AAA            5.875                11/15/04       3,000,000         2,942,814
  U.S. Treasury Note                                  AAA            6.500                05/15/05       2,000,000         2,001,250
  U.S. Treasury Note                                  AAA            5.250                02/15/29       5,000,000         4,137,500
  U.S. Treasury Note                                  AAA            7.500                02/15/05       3,000,000         3,130,314
  U.S. Treasury Note                                  AAA            7.875                11/15/04       3,000,000         3,174,375
  U.S. Treasury Note                                  AAA            6.000                08/15/09       3,000,000         2,907,189
  U.S. Treasury Note                                  AAA            6.500                08/15/05       3,000,000         3,000,939
  U.S. Treasury Note                                  AAA           10.750                02/15/03       5,000,000         5,603,125
                                                                                                                         -----------
                                                                                                                          29,878,756
                                                                                                                         -----------

GOVERNMENT AGENCIES                       28.0%
  Federal Home Loan Bank Note-CPI Floating Rate       AAA            6.142                02/20/07       2,000,000         1,897,400
  Federal Home Loan Bank                              AAA            6.000                08/15/02       4,500,000         4,434,399
  FHLMC (Gold) - Pool D92482                          AAA            7.000                08/01/18       1,736,163         1,698,193
  FHLMC (Gold) - Pool D92564                          AAA            7.000                10/01/18       2,731,058         2,671,331
  Federal Home Loan Mortgage Corp.                    AAA            6.625                09/15/09       3,000,000         2,911,362
  Federal Home Loan Mortgage Corp.                    AAA            6.010                04/26/04       5,000,000         4,813,335
  Federal Home Loan Mortgage Corp.                    AAA            6.250                10/15/02       3,000,000         2,970,861
  Federal Home Loan Mortgage Corp.CMO Series 2062 BA  AAA            6.500                07/15/24       3,241,878         3,167,040
  Federal National Mortgage Association 96-M6 G       AAA            7.750                09/17/23       1,000,000           991,195
  Federal National Mortgage Association               AAA            7.000                08/27/12       3,000,000         2,865,921
  Federal National Mortgage Association               AAA            5.960                02/23/04       2,000,000         1,930,060
  Federal National Mortgage Association Pool 519049   AAA            8.000                09/01/29       4,935,515         4,970,064
  Federal National Mortgage Association Pool 525277   AAA            7.500                11/01/14       2,380,235         2,398,159
  Federal National Mortgage Association Pool 525281   AAA            7.500                10/01/14       2,858,744         2,878,699
  Federal National Mortgage Association
    CMO Series 1998-2 D                               AAA            6.500                04/18/25       2,497,472         2,429,679
  Federal National Mortgage Association
    CMO Series 1998-47 AB                             AAA            6.250                06/18/25       6,682,264         6,426,768
  Government National Mortgage Assn. Pool 493966      AAA            7.000                06/15/29       4,946,826         4,783,482
  Government National Mortgage Assn. Pool 2811        AAA            8.000                09/20/29       9,941,217        10,013,590
  Government National Mortgage Assn. Pool 436306      AAA            7.500                07/15/26       3,093,233         3,067,002
  Government National Mortgage Assn.
    Pool CMO Series 1998-6 A                          AAA            6.250                07/20/21       3,021,270         2,927,596
                                                                                                                         -----------
                                                                                                                          70,246,136
                                                                                                                         -----------
       TOTAL U.S. GOVERNMENT & AGENCY BONDS
       (COST: $101,567,079)                                                                                              100,124,892
                                                                                                                         -----------

U.S. CORPORATE BONDS:                     48.0%

BASIC MATERIALS                            5.9%
  Chemicals                                3.6%
    Rohm & Haas Co.                                   A-3/A-         6.950                07/15/04       2,334,000         2,309,397
    Soultia Inc.                                      BAA-2/BBB      6.500                10/15/02       4,000,000         3,873,000
    Tosco Corp.                                       BAA-1/BBB      8.250                05/15/03       3,000,000         3,053,004
                                                                                                                         -----------
                                                                                                                           9,235,401
                                                                                                                         -----------

  Paper/Forest Products                    1.5%
    Chesapeake Corp.                                  BA-1/BBB       7.200                03/15/05       1,000,000           922,262
    Georgia-Pacific Corp.                             BAA-2/BBB-     7.750                11/15/29       3,000,000         2,867,019
                                                                                                                         -----------
                                                                                                                           3,789,281
                                                                                                                         -----------

  Steel                                    0.8%
    Commercial Metals                                 BAA-1/BBB+     7.200                07/15/05       2,000,000         1,934,992
                                                                                                                         -----------


                                BOND FUND
                     Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity       Par
                                         Assets       (Unaudited)*   Rate                 Date          Amount           Value
CAPITAL GOODS                              8.3%
  Aerospace/Defense                        2.4%
    Lockheed Martin Corp                              BAA-3/BBB-     8.200%               12/01/09      $3,000,000      $  2,992,203
    United Tech Corp.                                 A-2/A+         6.625                11/15/04       3,200,000         3,134,752
                                                                                                                         -----------
                                                                                                                           6,126,955
                                                                                                                         -----------

  Containers                               3.9%
    Crown Cork & Seal                                 BAA-2/BBB      7.125                09/01/02       2,200,000         2,175,538
    Owens-Illinois Inc.                               BA-1/BB+       7.150                05/15/05       2,800,000         2,602,292
    Owens Corning                                     BAA-3/BBB-     7.500                05/01/05       2,500,000         2,376,628
    Temple-Inland Inc.                                BAA-2/BBB+     6.750                03/01/09       3,000,000         2,761,173
                                                                                                                         -----------
                                                                                                                           9,915,631
                                                                                                                         -----------

  Environmental                            1.0%
    Waste Management Inc., Step Coupon(A)             BAA-3/BBB      7.700                10/01/02       2,500,000         2,396,042
                                                                                                                         -----------

  Manufacturing-Diversified                1.0%
    Giddings & Lewis                                  BA1/BBB        7.500                10/01/05       2,500,000         2,440,065
                                                                                                                         -----------

COMMUNICATION SERVICES                     4.9%
  Telephone                                3.3%
    AT&T Corp.                                        A-1/AA-        6.500                03/15/29       3,000,000         2,576,094
    GTE Corp.                                         BAA-1/A        6.840                04/15/18       3,000,000         2,745,009
    Worldcom                                          A-3/A-         6.400                08/15/05       3,000,000         2,885,544
                                                                                                                         -----------
                                                                                                                           8,206,647
                                                                                                                         -----------

  Telephone - Long Distance                1.6%
    Sprint Capital Corp.                              BAA-1/BBB+     6.500                11/15/01       4,000,000         3,965,148
                                                                                                                         -----------

CONSUMER CYCLICAL                          5.0%
  Auto Manufacturers                       3.0%
    Daimler Chrysler NA Holdings                      A-1/A+         6.460                12/07/01       5,000,000         4,956,950
    Ford Motor Company                                A-1/A+         6.375                02/01/29       3,000,000         2,531,052
                                                                                                                         -----------
                                                                                                                           7,488,002
                                                                                                                         -----------

  Retail-General                           0.9%
    JC Penney Co Inc.                                 A-3/BBB+       7.950                04/01/17       2,500,000         2,229,455
                                                                                                                         -----------

  Retail-Specialty                         1.1%
    Autozone Inc.                                     BAA-1/A-        6.000               11/01/03       3,000,000         2,811,687
                                                                                                                         -----------

CONSUMER STAPLES                           4.9%
  Drug Stores                              1.2%
    Bergen Brunswig                                   BAA-2/BBB-     7.375                12/15/03       3,250,000         3,127,858
                                                                                                                         -----------

  Food Retailers                           2.9%
    Great Atlantic & Pacific Tea                      BA-1/BBB-      7.750                04/15/07       3,500,000         3,204,803
    Supervalu Inc.                                    BAA-1/BBB+     7.625                09/15/04       4,000,000         3,963,004
                                                                                                                         -----------
                                                                                                                           7,167,807
                                                                                                                         -----------

  Media-TV/Radio/Cable                     0.8%
    CSC Holdings Inc.                                 BA-2/BB+       7.875                12/15/07       2,000,000         1,980,000
                                                                                                                         -----------

ENERGY                                     4.3%
  Oil-Domestic                             1.1%
    Ashland, Inc.                                     BAA-2/BBB      6.860                05/01/09       3,000,000         2,787,648
                                                                                                                         -----------

  Oil-International                        0.8%
    Chevron Corp.                                     AA-2/AA        6.625                10/01/04       2,000,000         1,973,414
                                                                                                                         -----------

                                BOND FUND
                     Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity       Par
                                         Assets       (Unaudited)*   Rate                 Date          Amount          Value
  Oil-Services                             2.4%
    Foster Wheeler Corp.                              BAA-3/BBB-     6.750%               11/15/05      $4,000,000      $  3,362,384
    Phillips Petroleum Co.                            A-3/A-         7.000                03/30/29       3,000,000         2,703,570
                                                                                                                         -----------
                                                                                                                           6,065,954
                                                                                                                         -----------

FINANCE                                    6.7%
  Banks                                    2.4%
    Citicorp                                          A-1/A+         6.375                01/15/06       3,000,000         2,840,112
    Compass Bank                                      A-1/A-         8.100                08/15/09       3,000,000         3,035,637
                                                                                                                         -----------
                                                                                                                           5,875,749
                                                                                                                         -----------

  Financial Services                       4.3%
    Capital One Bank                                  BAA-2/BBB-     6.760                07/23/02       3,000,000         2,942,784
    General Electric Capital Corp.                    AAA/AAA        5.760                04/24/00       2,000,000         1,999,186
    General Motors Acceptance Corp                    A-2/A          6.750                12/10/02       3,000,000         2,977,758
    Heller Financial Inc., 144A (B)                   A-3/A-         7.375                11/01/09       3,000,000         2,921,592
                                                                                                                         -----------
                                                                                                                          10,841,320
                                                                                                                         -----------

HEALTHCARE                                 0.7%
  Medical Services                         0.7%
    Columbia/HCA Healthcare Corporation               BA-2/BB+       6.125                12/15/00       1,800,000         1,763,399
                                                                                                                         -----------

TECHNOLOGY                                 1.6%
  Computer Related                         1.6%
    Comdisco Inc.                                     BAA-1/BBB+     6.130                08/01/01       4,000,000         3,904,068
                                                                                                                         -----------

TRANSPORTATION                             2.1%
  Airlines                                 2.0%
    American Airlines                                 A-2/BBB        8.040                09/16/11       1,717,841         1,712,576
    Delta Air Lines                                   BAA-1/BBB      8.540                01/02/07         263,780           268,346
    Southwest Airlines                                A-1/A          8.700                07/01/11          18,127            19,112
    US Airways Inc., Pass Thru Cert.
     Series 99-1                                      A-3/AA-        8.360                07/20/20       3,000,000         2,908,245
                                                                                                                         -----------
                                                                                                                           4,908,279
                                                                                                                         -----------
  Railroads                                0.1%
    Union Pacific RR                                  A-1/A-         6.540                07/01/15         401,389           364,054
                                                                                                                         -----------

UTILITIES                                  3.6%
  Electric Power                           3.6%
    Alliant Energy Resources, 144A (B)                A-3/A          7.375                11/09/09       1,500,000         1,460,272
    Florida Power & Light                             A-2/A+         7.375                06/01/09       2,700,000         2,656,460
    MidAmerican Energy Holdings                       BAA-3/BBB-     6.960                09/15/03       3,000,000         2,940,513
    Texas Utilities Co.                               BAA-2/BBB      6.375                02/01/04       2,000,000         1,916,262
                                                                                                                         -----------
                                                                                                                           8,973,507
                                                                                                                         -----------
       TOTAL U.S. CORPORATE BONDS
       (COST: $122,605,395)                                                                                              120,272,363
                                                                                                                         -----------

NON-U.S. CORPORATE BONDS:                  8.7%
FOREIGN ISSUES:                            8.7%
    Abbey National PLC                                AA-3/AA-       7.950                10/26/29       3,000,000         3,005,592
    Barclays Bank PLC                                 AA-3/AA-       7.400                12/15/09       2,000,000         1,968,322
    Petro Geo-Services ASA, 144A (B)                  BAA-3/BBB      7.125                03/30/28       3,000,000         2,625,660
    Pemex Finance LTD 144A (B)                        BAA-1/BBB      9.690                08/15/09       3,000,000         3,104,265
    Teleglobe, Inc.                                   BAA-1/BBB+     7.200                07/20/09       3,000,000         2,810,097
    Tyco International Group SA, 144A(B)              BAA-1/A-       6.250                06/15/03       2,385,000         2,262,974
    Tyco International Group SA, 144A(B)              BAA-1/A-       6.875                09/05/02       3,000,000         2,954,613
    YPF Sociedad Anonima                              BAA-1/BBB-     9.125                02/24/09       3,000,000         3,099,624
                                                                                                                         -----------
       TOTAL NON-U.S. CORPORATE BONDS
       (COST $21,981,212)                                                                                                 21,831,147
                                                                                                                         -----------

       TOTAL INVESTMENTS, BOND FUND
       (COST: $250,444,447)**                                                                                           $246,519,163
                                                                                                                         ===========

                                BOND FUND
                      Schedule of Investments (Continued)
                             December 31, 1999

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings (unaudited). See the current
     Prospectus and Statement of Additional Information for a complete description of these ratings.

   **At December 31, 1999, the cost of securities for federal income tax purposes was $250,698,558. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation..................................$   153,569
     Gross unrealized depreciation...................................(4,332,964)
                                                                    ------------
     Net unrealized depreciation....................................($4,179,395)
                                                                    ============

  ***If applicable, this security provides a claim on the interest component of the underlying mortgages, but not on their principal component. That is, the security's cash flows depend on the amount of principal outstanding at the payment date. If prepayments on the underlying mortgages are higher than expected, the yield on the security may be adversely affected.

(A) Represents a security that had a coupon rate of 4.1% until October 1, 1994, at which time the stated coupon rate became the effective rate.

(B) Restricted security sold within the terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors." On December 31, 1999, the total market value of these investments was $15,329,376, or 6.12% of total net assets.

ABS  Asset Backed Security
CMO  Collateralized Mortgage Obligation
CPI  Consumer Price Index
IO   Interest Only
MTN  Medium Term Note
PLC  Public Limited Company

See accompanying notes to financial statements.


                                BALANCED FUND
                          Schedule of Investments
                                December 31, 1999

                                         % Net                      Annualized
                                         Assets                     Yield                               Shares           Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              4.2%
  State Street Prime Money Market                                    5.440%                             25,039,170      $ 25,039,170
                                                                                                                         -----------
     TOTAL SHORT-TERM INVESTMENTS
     (COST: $25,039,170)                                                                                                  25,039,170
                                                                                                                         -----------

                                                      Quality Rating Coupon               Maturity       Par
LONG-TERM INVESTMENTS:                                 (Unaudited)*   Rate                Date          Amount
BONDS:                                    40.7%
U.S. GOVERNMENT & AGENCY BONDS:           17.7%
GOVERNMENT NOTES                           8.1%
  U.S. Treasury Notes                                 AAA            5.875%               10/31/01      $5,000,000         4,968,750
  U.S. Treasury Notes                                 AAA            5.875                11/15/04       6,000,000         5,885,628
  U.S. Treasury Notes                                 AAA            7.000                07/15/06       3,500,000         3,586,408
  U.S. Treasury Notes                                 AAA            5.250                02/15/29       5,000,000         4,137,500
  U.S. Treasury Notes                                 AAA            6.375                09/30/01       5,000,000         5,010,940
  U.S. Treasury Notes                                 AAA            6.000                08/15/09       9,000,000         8,721,567
  U.S. Treasury Notes                                 AAA            5.625                09/30/01       5,000,000         4,950,000
  U.S. Treasury Notes                                 AAA            6.500                08/15/05       2,000,000         2,000,626
  U.S. Treasury Notes                                 AAA           10.750                02/15/03       3,000,000         3,361,875
  U.S. Treasury Notes                                 AAA            4.250                11/15/03       7,000,000         6,503,441
                                                                                                                         -----------
                                                                                                                          49,126,735
                                                                                                                         -----------

GOVERNMENT AGENCIES                        9.6%
  Federal Home Loan Bank Note-CPI Floating Rate       AAA            6.142                02/20/07       5,000,000         4,743,500
  Federal Home Loan Mortgage Corp.                    AAA            6.625                09/15/09       2,700,000         2,620,226
  Federal Home Loan Mortgage Corp.                    AAA            6.010                04/26/04       5,000,000         4,813,335
  Federal Home Loan Mortgage Corp.                    AAA            6.250                10/15/02       3,000,000         2,970,861
  Federal Home Loan Mortgage Corp. CMO Series 2134 H  AAA            6.500                12/15/24       4,009,002         3,860,978
  Federal Home Loan Mortgage Corp. CMO Series 2062 BA AAA            6.500                07/15/24       3,241,878         3,167,040
  Federal National Mortgage Assn.                     AAA            7.000                08/27/12       3,000,000         2,865,921
  Federal National Mortgage Assn. Pool 50564          AAA            7.500                04/01/22       2,137,611         2,123,696
  Federal National Mortgage Assn. Pool 50665          AAA            7.500                12/01/22       2,866,141         2,847,483
  Federal National Mortgage Assn.                     AAA            5.960                02/23/04       2,000,000         1,930,060
  Federal National Mortgage Assn. Pool 519049         AAA            8.000                09/01/29       4,935,515         4,970,064
  Federal National Mortgage Assn. - 96-M6  G          AAA            7.750                09/17/23       4,000,000         3,964,780
  Government National Mortgage Assn. Pool 2811        AAA            8.000                09/20/29       9,941,217        10,013,589
  Government National Mortgage Assn. Pool 436306      AAA            7.500                07/15/26       3,026,949         3,001,281
  Government National Mortgage Assn.
   Pool CMO Series 1998-6 A                           AAA            6.250                07/20/21       3,776,588         3,659,495
                                                                                                                         -----------
                                                                                                                          57,552,309
                                                                                                                         -----------
       TOTAL U.S. GOVERNMENT & AGENCY
       BONDS (COST $108,372,946)                                                                                         106,679,044
                                                                                                                         -----------

U.S. CORPORATE BONDS:                     19.5%

BASIC MATERIALS                            1.9%
  Chemicals                                1.6%
    Rohm & Haas Co.                                   A-3/A-         6.950                07/15/04       2,500,000         2,473,648
    Soultia Inc.                                      BAA-2/BBB      6.500                10/15/02       4,000,000         3,873,000
    Tosco Corp.                                       BAA-1/BBB      8.250                05/15/03       3,000,000         3,053,004
                                                                                                                         -----------
                                                                                                                           9,399,652
                                                                                                                         -----------

  Steel                                    0.3%
    Commercial Metals                                 BAA-1/BBB+     7.200                07/15/05       2,000,000         1,934,991
                                                                                                                         -----------

CAPITAL GOODS                              3.1%
  Aerospace/Defense                        1.0%
    Lockheed Martin Corp                              BAA-3/BBB-     8.200                12/01/09       3,000,000         2,992,203
    United Tech Corp.                                 A-2/A+         6.625                11/15/04       3,200,000         3,134,752
                                                                                                                         -----------
                                                                                                                           6,126,955
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity      Par
                                         Assets       (Unaudited)*   Rate                 Date          Amount          Value
  Containers                               1.5%
    Crown Cork & Seal                                 BAA-2/BBB      7.125%               09/01/02      $2,000,000      $  1,977,762
    Owens-Illinois Inc.                               BA-1/BB+       7.150                05/15/05       2,000,000         1,858,780
    Owens Corning                                     BAA-3/BBB-     7.500                05/01/05       2,500,000         2,376,628
    Temple-Inland Inc.                                BAA-2/BBB+     6.750                03/01/0        3,000,000         2,761,173
                                                                                                                         -----------
                                                                                                                           8,974,343
                                                                                                                         -----------

  Environmental                            0.5%
    Waste Management Inc., Step Coupon(A)             BAA-3/BBB      7.700                10/01/02       3,000,000         2,875,251
                                                                                                                         -----------

  Manufacturing-Diversified                0.1%
    Giddings & Lewis                                  BA-1/BBB       7.500                10/01/05         500,000           488,013
                                                                                                                         -----------

COMMUNICATION SERVICES                     2.1%
  Telephone                                1.3%
    AT&T Corp.                                        A-1/AA-        6.500                03/15/29       2,500,000         2,146,745
    GTE Corp.                                         BAA-1/A        6.840                04/15/18       3,000,000         2,745,009
    Worldcom                                          A-3/A-         6.400                08/15/05       3,000,000         2,885,544
                                                                                                                         -----------
                                                                                                                           7,777,298
                                                                                                                         -----------

  Telephone - Long Distance                0.8%
    Sprint Capital Corp.                              BAA-1/BBB+     6.500                11/15/01       5,000,000         4,956,435
                                                                                                                         -----------

CONSUMER CYCLICAL                          1.9%
  Auto Manufacturers                       1.2%
    Daimler Chrysler NA Holdings                      A-1/A+         6.460                12/07/01       7,000,000         6,939,729
                                                                                                                         -----------

  Retail - General                         0.3%
    JC Penney Co Inc.                                 A-3/BBB+       7.950                04/01/17       2,000,000         1,783,564
                                                                                                                         -----------

  Retail - Speciality                      0.4%
    Autozone Inc.                                     BAA-1/A-       6.000                11/01/03       2,545,000         2,385,248
                                                                                                                         -----------

CONSUMER STAPLES                           1.9%
  Drug Stores                              0.4%
    Bergen Brunswig                                   BAA-2/BBB-     7.375                01/15/03       2,000,000         1,924,836
    Bergen Brunswig                                   BAA-2/BBB-     7.250                06/01/05         500,000           460,303
                                                                                                                         -----------
                                                                                                                           2,385,139
                                                                                                                         -----------

  Food Retailers                           1.0%
    Great Atlantic & Pacific Tea                      BA-1/BBB-      7.750                11/15/29       2,500,000         2,389,183
    Supervalu Inc.                                    BAA-1/BBB+     7.625                09/15/04       4,000,000         3,963,004
                                                                                                                         -----------
                                                                                                                           6,352,187
                                                                                                                         -----------

  Media-TV/Radio/Cable                     0.5%
    CSC Holdings Inc.                                 BA-2/BB+       7.875                12/15/07       3,000,000         2,970,000
                                                                                                                         -----------

ENERGY                                     1.6%
  Oil-Domestic                             0.5%
    Ashland, Inc.                                     BAA-2/BBB      6.860                05/01/09       3,000,000         2,787,648
                                                                                                                         -----------

  Oil-International                        0.3%
    Chevron Corp.                                     AA-2/AA        6.625                10/01/04       2,000,000         1,973,414
                                                                                                                         -----------

  Oil-Services                             0.8%
    Foster Wheeler Corp.                              BAA-3/BBB-     6.750                11/15/05       2,520,000         2,118,302
    Phillips Petroleum Co.                            A-3/A-         7.000                03/30/29       3,000,000         2,703,570
                                                                                                                         -----------
                                                                                                                           4,821,872
                                                                                                                         -----------

                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity       Par
                                         Assets        (Unaudited)*  Rate                 Date          Amount          Value
FINANCE                                    4.0%
  Banks                                    1.0%
    Citicorp                                          A-1/A+         6.375%              01/15/06       $3,000,000      $  2,840,112
    Compass Bank                                      A-1/A-         8.100               08/15/09        3,000,000         3,035,637
                                                                                                                         -----------
                                                                                                                           5,875,749
                                                                                                                         -----------

  Financial Services                       3.0%
    Capital One Bank                                  BAA-2/BBB-     6.760                07/23/02       4,000,000         3,923,712
    Ford Motor Company                                A-1/A+         6.375                02/01/29       3,200,000         2,699,789
    General Electric Capital Corp.                    AAA/AAA        6.810                11/03/03       2,200,000         2,187,515
    General Motors Acceptance Corp                    A-2/A          9.625                12/15/01       2,650,000         2,772,215
    General Motors Acceptance Corp                    A-2/A          6.750                12/10/02       3,500,000         3,474,051
    Heller Financial Inc., 144A (B)                   A-3/A-         7.375                11/01/09       3,000,000         2,921,592
                                                                                                                         -----------
                                                                                                                          17,978,874
                                                                                                                         -----------

HEALTHCARE                                 0.4%
  Drugs                                    0.3%
    Rite Aid                                          B-1/BB         6.700                12/15/01      2,000,000          1,690,000
                                                                                                                         -----------

  Medical Services                         0.1%
    Columbia/HCA Healthcare Corporation               BA-2/BB+       6.125                12/15/00       1,000,000           979,666
                                                                                                                         -----------

TECHNOLOGY                                 0.6%
  Computer Related                         0.6%
    Comdisco Inc.                                     BAA-1/BBB+     6.130                08/01/01       4,000,000         3,904,068
                                                                                                                         -----------

TRANSPORTATION                             0.9%
  Airlines                                 0.8%
    American Airlines                                 -2/BBB         8.040                09/16/11         858,920           856,288
    Delta Air Lines                                   AA-1/BBB       8.540                01/02/07       1,333,419         1,356,498
    US Airways Inc., Pass Thru Cert. Series 99-1      -3/AA-         8.360                07/20/20       3,000,000         2,908,245
                                                                                                                         -----------
                                                                                                                           5,121,031
                                                                                                                         -----------

  Trucking & Shipping                      0.1%
    Federal Express                                   A-3/BBB+       7.890                09/23/08         421,894           416,311
                                                                                                                         -----------

UTILITIES                                  1.1%
  Electric Power                           1.1%
    Alliant Energy Resources, 144A (B)                A-3/A          7.375                11/09/09       1,000,000           973,515
    Florida Power & Light                             A-2/A+         7.375                06/01/09       3,000,000         2,951,622
    MidAmerican Energy Holdings                       BAA-3/BBB-     6.960                09/15/03       3,000,000         2,940,513
                                                                                                                         -----------
                                                                                                                           6,865,650
                                                                                                                         -----------
       TOTAL U.S. CORPORATE BONDS
       (COST: $119,453,320)                                                                                              117,763,088
                                                                                                                         -----------

NON-U.S. CORPORATE BONDS:                  3.5%

FOREIGN ISSUES:                            3.5%
    Abbey National PLC                                AA-3/AA-       7.950                10/26/29       3,000,000         3,005,592
    Barclays Bank PLC                                 AA-3/AA-       7.400                12/15/09       2,000,000         1,968,322
    Pemex Finance LTD, 144A (B)                       BAA-1/BBB      9.690                08/15/09       3,000,000         3,104,265
    Petro Geo-services ASA, 144A (B)                  BAA-3/BBB      7.125                03/30/28       3,000,000         2,625,660
    Teleglobe, Inc.                                   BAA-1/BBB+     7.200                07/20/09       4,000,000         3,746,796
    Tyco International Group SA, 144A (B)             BAA-1/A-       6.875                09/05/02       3,500,000         3,447,049
    YPF Sociedad Anonima                              BAA-1/BBB-     9.125                02/24/09       3,000,000         3,099,624
                                                                                                                         -----------
       TOTAL NON-U.S. CORPORATE BONDS
      (COST: $21,186,669)                                                                                                 20,997,308
                                                                                                                         -----------

       TOTAL BONDS (COST: $249,012,935)                                                                                  245,439,440
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net
                                         Assets                                                         Shares           Value
COMMON STOCKS:                            54.3%
FOREIGN ISSUES:                            3.7%
    BP Amoco PLC/ADR                                                                                        64,746       $ 3,840,247
    Glaxo Wellcome PLC - ADR                                                                                46,150         2,578,631
    Koninklijke (Royal) Philips Electronics N.V. - ADR                                                      41,824         5,646,240
    Telefonos de Mexico  SP ADR - Cl L                                                                      39,000         4,387,500
    Vodafone AirTouch PLC-SP ADR                                                                           114,625         5,673,938
                                                                                                                         -----------
       TOTAL FOREIGN ISSUES (COST: $8,697,693)                                                                            22,126,556
                                                                                                                         -----------

DOMESTIC ISSUES:                          50.6%
BASIC MATERIALS                            2.2%
  Chemicals                                1.7%
    The Dow Chemical Company                                                                                34,200         4,569,975
    Praxair, Inc.                                                                                           46,000         2,314,375
    Rohm and Haas Company                                                                                   78,300         3,185,831
                                                                                                                         -----------
                                                                                                                          10,070,181
                                                                                                                         -----------

  Paper/Forest Products                    0.5%
    Willamette Industries, Inc.                                                                             63,200         2,934,850
                                                                                                                         -----------

CAPITAL GOODS                              3.1%
  Containers                               0.5%
    Owens-Illinois, Inc. ***                                                                               125,800         3,152,862
                                                                                                                         -----------

  Electrical Equipment                     0.9%
    Honeywell International Inc.                                                                            56,250         3,244,922
    Rockwell International Corporation                                                                      49,900         2,388,962
                                                                                                                         -----------
                                                                                                                           5,633,884
                                                                                                                         -----------

  Environmental                            0.2%
    Waste Management, Inc.                                                                                  77,327         1,329,058
                                                                                                                         -----------

  Machinery/Equipment                      0.4%
    Pall Corporation                                                                                       123,300         2,658,656
                                                                                                                         -----------

  Manufacturing-Diversified                1.1%
    Illinois Tool Works, Inc.                                                                               51,700         3,492,981
    United Technologies Corporation                                                                         45,000         2,925,000
                                                                                                                         -----------
                                                                                                                           6,417,981
                                                                                                                         -----------

COMMUNICATION SERVICES                     1.8%
  Telephone - Long Distance                0.6%
    AT & T Corp.                                                                                            67,650         3,433,237
                                                                                                                         -----------

  Telephone                                1.2%
    GTE Corporation                                                                                         54,600         3,852,713
    SBC Communications Inc.                                                                                 69,748         3,400,215
                                                                                                                         -----------
                                                                                                                           7,252,928
                                                                                                                         -----------

CONSUMER CYCLICAL                          5.0%
  Commercial/Consumer                      0.4%
    IMS Health Incorporated                                                                                 89,000         2,419,687
                                                                                                                         -----------

  Printing/Publishing                      0.6%
    PRIMEDIA Inc.***                                                                                       215,200         3,550,800
                                                                                                                         -----------

  Retail-Discount                          0.7%
    Wal-Mart Stores, Inc.                                                                                   59,200         4,092,200
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                          % Net
                                         Assets                                                         Shares          Value
  Retail-General                           2.1%
    Dayton Hudson Corporation                                                                              137,900      $ 10,127,031
    Sears, Roebuck & Co.                                                                                    91,000         2,769,813
                                                                                                                         -----------
                                                                                                                          12,896,844
                                                                                                                         -----------

  Retail-Specialty                         1.2%
    Tiffany & Co.                                                                                           81,500         7,273,875
                                                                                                                         -----------

CONSUMER STAPLES                           7.0%
  Cosmetics/Toiletries                     1.1%
    Kimberly-Clark Corporation                                                                              99,100         6,466,275
                                                                                                                         -----------

  Drug Stores                              0.8%
    CVS Corporation                                                                                        126,852         5,066,152
                                                                                                                         -----------

  Entertainment                            0.6%
    The Walt Disney Company                                                                                135,800         3,972,150
                                                                                                                         -----------

  Food Producers                           1.9%
    General Mills, Inc.                                                                                     71,000         2,538,250
    Nabisco Holdings Corp. - Class A                                                                       115,700         3,659,013
    Sara Lee Corporation                                                                                   131,600         2,903,425
    Tyson Foods, Inc. - Class A                                                                            141,125         2,293,281
                                                                                                                         -----------
                                                                                                                          11,393,969
                                                                                                                         -----------

  Food Retailers                           0.5%
    Safeway Inc.                                                                                            94,800         3,371,325
                                                                                                                         -----------

  Media-TV/Radio/Cable                     2.1%
    Cox Communications, Inc.***                                                                            109,800         5,654,700
    MediaOne Group, Inc.***                                                                                 91,000         6,989,938
                                                                                                                         -----------
                                                                                                                          12,644,638
                                                                                                                         -----------

ENERGY                                     3.0%
  Exploration/Drilling                     0.7%
    Kerr-McGee Corporation                                                                                  55,100         3,416,200
    Transocean Sedco Forex Inc.                                                                             15,062           507,401
                                                                                                                         -----------
                                                                                                                           3,923,601
                                                                                                                         -----------

  Oil-Domestic                             1.0%
    Unocal Corporation                                                                                      93,700         3,144,806
    USX-Marathon Group                                                                                     108,700         2,683,531
                                                                                                                         -----------
                                                                                                                           5,828,337
                                                                                                                         -----------

  Oil-International                        0.6%
    Exxon Corporation                                                                                       45,900         3,697,819
                                                                                                                         -----------

  Oil-Services                             0.7%
    Schlumberger Limited                                                                                    77,800         4,376,250
                                                                                                                         -----------

FINANCE                                    6.3%
  Banks                                    2.2%
    Bank One Corporation                                                                                    98,890         3,170,661
    Bank of America Corporation                                                                             99,798         5,008,612
    Wells Fargo Company                                                                                    121,400         4,909,112
                                                                                                                         -----------
                                                                                                                          13,088,385
                                                                                                                         -----------

                                BALANCED FUND
                        Schedule of Investments (Continued)
                                December 31, 1999

                                         % Net
                                         Assets                                                         Shares          Value
  Financial Services                       2.5%
    Countrywide Credit Industries, Inc.                                                                     97,100      $  2,451,775
    Household International, Inc.                                                                          114,100         4,250,225
    Morgan Stanley Dean Witter and Co.                                                                      32,600         4,653,650
    MBIA, Inc.                                                                                              65,200         3,443,375
                                                                                                                         -----------
                                                                                                                          14,799,025
                                                                                                                         -----------

  Insurance Companies                      1.6%
    The Allstate Corporation                                                                               137,214         3,293,136
    Citigroup Inc.                                                                                         121,429         6,746,899
                                                                                                                         -----------
                                                                                                                          10,040,035
                                                                                                                         -----------

HEALTHCARE                                 4.0%
  Drugs                                    2.4%
    American Home Products Corporation                                                                     148,400         5,852,525
    Bristol-Myers Squibb Company                                                                            96,200         6,174,838
    Pharmacia & Upjohn, Inc.                                                                                61,200         2,754,000
                                                                                                                         -----------
                                                                                                                          14,781,363
                                                                                                                         -----------

  Medical Products/Supply                  0.9%
    ALZA Corporation***                                                                                     76,100         2,634,963
    Johnson & Johnson                                                                                       30,108         2,803,807
                                                                                                                         -----------
                                                                                                                           5,438,770
                                                                                                                         -----------

  Medical Services                         0.7%
    Aetna Inc.                                                                                              72,600         4,051,988
                                                                                                                         -----------

TECHNOLOGY                                15.5%
  Communications Equipment                 2.3%
    ADC Telecommunications, Inc.***                                                                         78,900         5,725,181
    Motorola, Inc.                                                                                          56,700         8,349,075
                                                                                                                         -----------
                                                                                                                          14,074,256
                                                                                                                         -----------

  Computer Related                         8.4%
    3Com Corporation***                                                                                    131,900         6,199,300
    EMC Corporation***                                                                                     125,300        13,689,025
    Gateway, Inc.***                                                                                       130,200         9,382,538
    Hewlett-Packard Company                                                                                 58,800         6,699,525
    International Business Machines Corporation                                                             73,600         7,948,800
    Seagate Technology, Inc.***                                                                             39,500         6,495,468
                                                                                                                         -----------
                                                                                                                          50,414,656
                                                                                                                         -----------

  Computer Software/Services               1.3%
    Compuware Corporation***                                                                                55,300         2,059,925
    Gartner Group, Inc.***                                                                                  11,587           160,045
    Keane, Inc.***                                                                                         175,900         5,584,825
                                                                                                                         -----------
                                                                                                                           7,804,795
                                                                                                                         -----------

  Semiconductors                           3.5%
    Conexant Systems, Inc.***                                                                              116,600         7,739,325
    Micron Technology, Inc.***                                                                              49,650         3,860,288
    Texas Instruments Incorporated                                                                          96,600         9,358,125
                                                                                                                         -----------
                                                                                                                          20,957,738
                                                                                                                         -----------

TRANSPORTATION                             1.1%
  Airlines                                 0.4%
    Delta Air Lines, Inc.                                                                                   44,400         2,211,675
                                                                                                                         -----------

  Railroads                                0.2%
    Norfolk Southern Corporation                                                                            66,800         1,369,400
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Trucking & Shipping                      0.5%
    FDX Corporation***                                                                                      79,400      $  3,250,438
                                                                                                                         -----------

UTILITIES                                  1.0%
  Electric Power                           0.4%
    PG&E Corporation                                                                                       113,000         2,316,500
                                                                                                                         -----------

  Natural Gas                              0.6%
    The Williams Companies, Inc.                                                                           113,500         3,468,844
                                                                                                                         -----------

MISCELLANEOUS                              0.6%
  Professional Services                    0.6%
    Interim Services Inc.***                                                                               150,000         3,712,500
                                                                                                                         -----------
       TOTAL DOMESTIC ISSUES
       (COST: $198,608,337)                                                                                              305,637,927
                                                                                                                         -----------
       TOTAL COMMON STOCKS
       (COST: $207,306,030)                                                                                              327,764,483
                                                                                                                         -----------
       TOTAL INVESTMENTS, BALANCED FUND
       (COST: $481,358,135)**                                                                                           $598,243,093
                                                                                                                         ===========

Values of investment securities are determined as described in Note 2 of the financial statements.
    *Moody's/Standard & Poors' quality ratings (unaudited).  See the current
     Prospectus and Statement of Additional Information for a complete description of these ratings.
   **At December 31, 1999, the cost of securities for federal income tax purposes was $481,643,731. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation.................................$135,401,913
     Gross unrealized depreciation................................. (18,802,551)
                                                                    -----------
     Net unrealized appreciation...................................$116,599,362
                                                                    ===========


  ***This security is non-income producing.
 ****If applicable, this security provides a claim on the interest component of the underlying mortgages, but not on their principal component. That is, the security's cash flows depend on the amount of principal outstanding at the payment date. If prepayments on the underlying mortgages are higher than expected, the yield on the security may be adversely affected.
(A) Represents a security that had a coupon rate of 4.1% until October 1, 1994, at which time the stated coupon rate became the effective rate.

(B) Restricted security sold within the terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and maybe sold only to dealers in that program or other "qualified institutional investors."
     On December 31, 1999, the total market value of these investments was $13,072,081 or 2.17% of total net assets.

ABS  Asset Backed Security
ADR  American Depository Receipt
CMO  Collateralized Mortgage Obligation
CPI  Consumer Price Index
IO   Interest Only
MTN  Medium Term Note
PLC  Pubic Limited Company

See accompanying notes to financial statements.


                                GROWTH AND INCOME STOCK FUND
                                   Schedule of Investments
                                     December 31, 1999


                                          % Net                            Annualized
                                         Assets                              Yield                      Shares          Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              2.3%
  State Street Prime Money Market                                            5.440%                     25,405,252      $ 25,405,252
                                                                                                                         -----------
     TOTAL SHORT-TERM INVESTMENTS
     (COST: $25,405,252)                                                                                                  25,405,252
                                                                                                                         -----------

LONG-TERM INVESTMENTS:
COMMON STOCKS:                            97.5%
FOREIGN ISSUES:                            8.9%
    BP Amoco PLC- ADR                                                                                      245,080        14,536,308
    Glaxo Wellcome PLC - ADR                                                                               209,450        11,703,018
    Koninklijke (Royal) Philips Electronics N.V. - ADR                                                     194,544        26,263,440
    Nortel Networks Corporation                                                                            448,000        45,248,000
                                                                                                                         -----------
    TOTAL FOREIGN ISSUES
    (COST: $41,266,990)                                                                                                   97,750,766
                                                                                                                         -----------

DOMESTIC ISSUES:                          88.6%

BASIC MATERIALS                            3.8%
  Chemicals                                2.7%
    The Dow Chemical Company                                                                               111,550        14,905,869
    PPG  Industries, Inc.                                                                                  234,400        14,664,650
                                                                                                                         -----------
                                                                                                                          29,570,519
                                                                                                                         -----------

  Paper/Forest Products                    1.1%
    Georgia-Pacific Group                                                                                  231,800        11,763,850
                                                                                                                         -----------

CAPITAL GOODS                              6.6%
  Electrical Equipment                     4.1%
    Emerson Electric Co.                                                                                   170,000         9,753,750
    Honeywell International Inc.                                                                           448,650        25,881,496
    Rockwell International Corporation                                                                     198,800         9,517,550
                                                                                                                         -----------
                                                                                                                          45,152,796
                                                                                                                         -----------

  Environmental                            0.8%
    Waste Management, Inc.                                                                                 539,999         9,281,233
                                                                                                                         -----------

  Manufacturing-Diversified                1.7%
    United Technologies Corporation                                                                        280,000        18,200,000
                                                                                                                         -----------

COMMUNICATION SERVICES                     6.9%
  Telephone - Long Distance                3.4%
    AT&T Corp.                                                                                             191,752         9,731,414
    Sprint Corporation                                                                                     413,300        27,820,256
                                                                                                                         -----------
                                                                                                                          37,551,670
                                                                                                                         -----------

  Telephone                                3.5%
    GTE Corporation                                                                                        246,750        17,411,297
    SBC Communications Inc.                                                                                423,883        20,664,296
                                                                                                                         -----------
                                                                                                                          38,075,593
                                                                                                                         -----------

CONSUMER CYCLICAL                          3.7%
  Auto Parts Manufacturers                 0.8%
   Dana Corporation                                                                                        284,885         8,528,745
                                                                                                                         -----------

  Retail-Discount                          2.0%
   Wal-Mart Stores, Inc.                                                                                   324,900        22,458,713
                                                                                                                         -----------


                                  GROWTH AND INCOME STOCK FUND
                                Schedule of Investments (Continued)
                                      December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Retail-General                           0.9%
    Sears, Roebuck & Co.                                                                                   315,100      $  9,590,856
                                                                                                                         -----------

CONSUMER STAPLES                          14.6%
  Beverages                                1.2%
    PepsiCo, Inc.                                                                                          377,600        13,310,400
                                                                                                                         -----------

  Cosmetics/Toiletries                     2.6%
    Kimberly-Clark Corporation                                                                             442,900        28,899,225
                                                                                                                         -----------

  Drug Stores                              1.4%
    CVS Corporation                                                                                        392,806        15,687,690
                                                                                                                         -----------

  Entertainment                            2.2%
    The Walt Disney Company                                                                                820,800        24,008,400
                                                                                                                         -----------

  Food Producers                           3.6%
    ConAgra, Inc.                                                                                          380,500         8,585,031
    General Mills, Inc.                                                                                    245,200         8,765,900
    Nabisco Holdings Corp. - Class A                                                                       367,700        11,628,513
    Sara Lee Corporation                                                                                   494,700        10,914,319
                                                                                                                         -----------
                                                                                                                          39,893,763
                                                                                                                         -----------

  Food Retailers                           1.6%
    The Kroger Co.***                                                                                      951,900        17,967,113
                                                                                                                         -----------

  Media-TV/Radio/Cable                     2.0%
    MediaOne Group, Inc.***                                                                                267,900        20,578,069
                                                                                                                         -----------

ENERGY                                     5.5%
  Exploration/Drilling                     0.2%
    Transocean Sedco Forex Inc.                                                                             53,046         1,786,987
                                                                                                                         -----------

  Oil-Domestic                             1.8%
    Unocal Corporation                                                                                     271,450         9,110,541
    USX-Marathon Group                                                                                     422,850        10,439,109
                                                                                                                         -----------
                                                                                                                          19,549,650
                                                                                                                         -----------

  Oil-International                        2.1%
    Exxon Corporation                                                                                      155,100        12,495,244
    Texaco Inc.                                                                                            202,900        11,020,006
                                                                                                                         -----------
                                                                                                                          23,515,250
                                                                                                                         -----------

  Oil-Services                             1.4%
    Schlumberger Limited                                                                                   274,000        15,412,500
                                                                                                                         -----------

FINANCE                                   11.4%
  Banks                                    4.5%
    Bank of America Corporation                                                                            344,571        17,293,157
    Bank One Corporation                                                                                   408,540        13,098,814
    First Union Corporation                                                                                246,800         8,098,125
    Wachovia Corporation                                                                                   152,100        10,342,800
                                                                                                                         -----------
                                                                                                                          48,832,896
                                                                                                                         -----------

  Financial Services                       3.3%
    Household International, Inc.                                                                          524,700        19,545,075
    Morgan Stanley Dean Witter and Co.                                                                     113,000        16,130,750
                                                                                                                         -----------
                                                                                                                          35,675,825
                                                                                                                         -----------


                                 GROWTH AND INCOME STOCK FUND
                                Schedule of Investments (Continued)
                                      December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Insurance Companies                      3.6%
    The Allstate Corporation                                                                               708,026      $ 16,992,624
    Citigroup Inc.                                                                                         431,486        23,974,441
                                                                                                                         -----------
                                                                                                                          40,967,065
                                                                                                                         -----------

HEALTHCARE                                 8.2%
  Drugs                                    4.0%
    American Home Products Corporation                                                                     543,500        21,434,281
    Bristol-Myers Squibb Company                                                                           357,600        22,953,450
                                                                                                                         -----------
                                                                                                                          44,387,731
                                                                                                                         -----------

  Medical Prods/Supply                     3.0%
    ALZA Corporation***                                                                                    283,200         9,805,800
    Baxter International Inc.                                                                              193,100        12,129,094
    Johnson & Johnson                                                                                      121,000        11,268,125
                                                                                                                         -----------
                                                                                                                          33,203,019
                                                                                                                         -----------

  Medical Services                         1.2%
    Aetna Inc.                                                                                             237,700        13,266,631
                                                                                                                         -----------

TECHNOLOGY                                22.4%
  Communications Equipment                 4.2%
    Harris Corporation                                                                                     370,900         9,898,394
    Motorola, Inc.                                                                                         248,200        36,547,450
                                                                                                                         -----------
                                                                                                                          46,445,844
                                                                                                                         -----------

  Computer Related                         9.1%
    EMC Corporation***                                                                                     376,700        41,154,475
    Hewlett-Packard Company                                                                                251,700        28,678,068
    International Business Machines Corporation                                                            276,200        29,829,600
                                                                                                                         -----------
                                                                                                                          99,662,143
                                                                                                                         -----------

  Computer Software/Services               4.8%
    Computer Associates International, Inc.                                                                444,900        31,115,194
    Computer Sciences Corporation***                                                                       224,400        21,233,850
                                                                                                                         -----------
                                                                                                                          52,349,044
                                                                                                                         -----------

  Office Equipment                         1.0%
    Lanier Worldwide Inc***                                                                                370,900         1,437,238
    Xerox Corporation                                                                                      408,700         9,272,381
                                                                                                                         -----------
                                                                                                                          10,709,619
                                                                                                                         -----------

  Semiconductors                           3.3%
    Texas Instruments Incorporated                                                                         376,200        36,444,375
                                                                                                                         -----------

TRANSPORTATION                             1.6%
  Airlines                                 0.7%
    Delta Air Lines, Inc.                                                                                  158,600         7,900,262
                                                                                                                         -----------

  Railroads                                0.9%
    Burlington Northern Santa Fe Corporation                                                               220,200         5,339,850
    Norfolk Southern Corporation                                                                           227,700         4,667,850
                                                                                                                         -----------
                                                                                                                          10,007,700
                                                                                                                         -----------

UTILITIES                                  2.7%
  Electric Power                           1.5%
    Duke Energy Corporation                                                                                180,000         9,022,500
    PG&E Corporation                                                                                       345,000         7,072,500
                                                                                                                         -----------
                                                                                                                          16,095,000
                                                                                                                         -----------


                                 GROWTH AND INCOME STOCK FUND
                                Schedule of Investments (Continued)
                                      December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Natural Gas                              1.2%
    The Williams Companies, Inc.                                                                           445,000      $ 13,600,313
                                                                                                                         -----------

MISCELLANEOUS                              1.2%
  Diversified                              1.2%
    Minnesota Mining and Manufacturing Company                                                             131,400        12,860,775
                                                                                                                         -----------

     TOTAL DOMESTIC ISSUES
     (COST: $751,411,701)                                                                                                973,191,264
                                                                                                                         -----------

     TOTAL COMMON STOCKS
     (COST: $792,678,691)                                                                                              1,070,942,030
                                                                                                                       -------------

     TOTAL INVESTMENTS, GROWTH AND INCOME
     FUND (COST: $818,083,943)**                                                                                      $1,096,347,282
                                                                                                                       =============

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.

   **At December 31, 1999, the cost of securities for federal income tax purposes was $818,445,045. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation................................ $376,831,064
     Gross unrealized depreciation................................  (98,928,827)
                                                                    -----------
     Net unrealized appreciation.................................. $277,902,237
                                                                    ===========

***This security is non-income producing.

ADR  American Depository Receipt
PLC  Public Limited Company

See accompanying notes to financial statements.


                                CAPITAL APPRECIATION STOCK FUND
                                   Schedule of Investments
                                      December 31, 1999

                                          % Net                                    Annualized
                                         Assets                                    Yield                Shares          Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              2.1%
    State Street Prime Money Market                                                 5.440%              17,944,730      $ 17,944,730
                                                                                                                         -----------
       TOTAL SHORT-TERM INVESTMENTS
       (COST: $17,944,730)                                                                                                17,944,730
                                                                                                                         -----------


LONG-TERM INVESTMENTS:
COMMON STOCKS:                            97.9%
FOREIGN ISSUES:                            7.9%
    Ace Limited                                                                                            560,000         9,345,000
    Elan Corp PLC - ADR ***                                                                                507,300        14,965,350
    Telefonos de Mexico SP ADR - Cl L                                                                      200,000        22,500,000
    Vodafone AirTouch PLC-SP ADR                                                                           391,500        19,379,250
                                                                                                                         -----------
       TOTAL FOREIGN ISSUES
       (COST: $41,761,515)                                                                                                66,189,600
                                                                                                                         -----------

DOMESTIC ISSUES:                          90.0%

BASIC MATERIALS                            3.7%
  Chemicals                                2.6%
    Praxair, Inc.                                                                                          226,500        11,395,781
    Rohm and Haas Company                                                                                  270,000        10,985,625
                                                                                                                         -----------
                                                                                                                          22,381,406
                                                                                                                         -----------

  Paper/Forest Products                    1.1%
    Willamette Industries, Inc.                                                                            193,000         8,962,438
                                                                                                                         -----------

CAPITAL GOODS                              5.1%
  Containers                               1.7%
    Owens-Illinois, Inc.***                                                                                593,700        14,879,606
                                                                                                                         -----------

  Machinery/Equipment                      1.1%
    Pall Corporation                                                                                       410,000         8,840,625
                                                                                                                         -----------

  Manufacturing-Diversified                2.3%
     Illinois Tool Works, Inc.                                                                             282,800        19,106,675
                                                                                                                         -----------

COMMUNICATION SERVICES                     2.2%
  Telecom-Cel/Wireless                     0.8%
    Sprint PCS Group***                                                                                     70,000         7,175,000
                                                                                                                         -----------

  Telephone                                1.4%
    CenturyTel, Inc.                                                                                       240,100        11,374,738
                                                                                                                         -----------

CONSUMER CYCLICAL                         11.9%
  Commercial/Consumer                      1.0%
     IMS Health Incorporated                                                                               302,200         8,216,063
                                                                                                                         -----------

  Printing/Publishing                      1.6%
     PRIMEDIA Inc.***                                                                                      820,600        13,539,900
                                                                                                                         -----------

  Retail-General                           3.6%
    Dayton Hudson Corporation                                                                              405,600        29,786,250
                                                                                                                         -----------

  Retail-Specialty                         5.7%
    Lowe's Companies, Inc                                                                                  226,200        13,515,450
    The Sherwin-Williams Company                                                                           440,200         9,244,200
    The TJX Companies, Inc.                                                                                428,400         8,755,425
    Tiffany & Co.                                                                                          186,500        16,645,125
                                                                                                                         -----------
                                                                                                                          48,160,200
                                                                                                                         -----------

                                CAPITAL APPRECIATION STOCK FUND
                                  Schedule of Investments (Continued)
                                        December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
CONSUMER STAPLES                           9.2%
  Food Producers                           2.7%
    Nabisco Holdings Corp. - Class A                                                                       257,500       $ 8,143,438
    Sara Lee Corporation                                                                                   253,200         5,586,225
    Tyson Foods, Inc. - Class A                                                                            542,700         8,818,875
                                                                                                                         -----------
                                                                                                                          22,548,538
                                                                                                                         -----------

  Food Retailers                           1.6%
    Safeway Inc.***                                                                                        386,500        13,744,906
                                                                                                                         -----------

  Media-TV/Radio/Cable                     4.9%
    Cox Communications, Inc.***                                                                            393,100        20,244,650
    MediaOne Group, Inc.***                                                                                270,900        20,808,506
                                                                                                                         -----------
                                                                                                                          41,053,156
                                                                                                                         -----------

ENERGY                                     5.4%
  Exploration/Drilling                     1.1%
    Kerr-McGee Corporation                                                                                 148,700         9,219,400
                                                                                                                         -----------

  Oil-Domestic                             4.3%
    Unocal Corporation                                                                                     344,350        11,557,247
    USX-Marathon Group                                                                                     393,800         9,721,937
    Weatherford International, Inc.***                                                                     367,200        14,665,050
                                                                                                                         -----------
                                                                                                                          35,944,234
                                                                                                                         -----------

FINANCE                                   11.1%
  Banks                                    4.2%
    First Security Corporation                                                                             320,900         8,192,994
    SunTrust Banks, Inc.                                                                                   200,100        13,769,381
    Wells Fargo Company                                                                                    325,600        13,166,450
                                                                                                                         -----------
                                                                                                                          35,128,825
                                                                                                                         -----------

  Financial Services                       4.1%
    Associates First Capital Corporation                                                                   448,600        12,308,463
    Countrywide Credit Industries, Inc.                                                                    233,000         5,883,250
    Freddie Mac                                                                                            168,300         7,920,618
    MBIA, Inc.                                                                                             163,000         8,608,438
                                                                                                                         -----------
                                                                                                                          34,720,769
                                                                                                                         -----------

  Insurance Companies                      2.8%
    Citigroup Inc.                                                                                         420,198        23,347,251
                                                                                                                         -----------

HEALTHCARE                                 4.2%
  Biotech-Spec. Pharmaceutical             0.0%
    Crescendo Pharmaceuticals Corporation***                                                                 6,260           114,441
                                                                                                                         -----------

  Drugs                                    1.2%
    Pharmacia & Upjohn, Inc.                                                                               216,400         9,738,000
                                                                                                                         -----------

  Medical Prod/Supply                      1.6%
    Boston Scientific Corporation***                                                                       628,200        13,741,875
                                                                                                                         -----------

  Medical Services                         1.4%
    Aetna Inc.                                                                                             213,500        11,915,969
                                                                                                                         -----------

TECHNOLOGY                                30.7%
  Communication Equipment                  2.2%
    ADC Telecommunications, Inc.***                                                                        256,200        18,590,512
                                                                                                                         -----------

                                 CAPITAL APPRECIATION STOCK FUND
                                Schedule of Investments (Continued)
                                       December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Computer Related                        12.3%
    3Com Corporation***                                                                                    354,600      $ 16,666,200
    EMC Corporation***                                                                                     336,900        36,806,325
    Gateway, Inc.***                                                                                       410,500        29,581,656
    Seagate Technology, Inc.***                                                                            428,400        19,947,375
                                                                                                                         -----------
                                                                                                                         103,001,556
                                                                                                                         -----------

  Computer Software/Services               8.3%
    Autodesk, Inc.                                                                                         426,500        14,394,375
    Cadence Design Systems, Inc.***                                                                        570,900        13,701,600
    Compuware Corporation***                                                                               193,100         7,192,975
    Gartner Group, Inc.***                                                                                  31,586           436,282
    Keane, Inc.***                                                                                         586,500        18,621,375
    PeopleSoft, Inc.                                                                                       727,400        15,502,712
                                                                                                                         -----------
                                                                                                                          69,849,319
                                                                                                                         -----------

  Electronics                              1.0%
    W.W. Grainger,  Inc.                                                                                   168,000         8,032,500
                                                                                                                         -----------

  Semiconductors                           6.9%
    Conexant Systems Inc.***                                                                               271,798        18,040,592
    Dallas Semiconductor Corporation                                                                       144,100         9,285,444
    Micron Technology, Inc.***                                                                             129,350        10,056,963
    Texas Instruments Incorporated                                                                         211,600        20,498,750
                                                                                                                         -----------
                                                                                                                          57,881,749
                                                                                                                         -----------

TRANSPORTATION                             1.9%
  Airlines                                 0.6%
    Midwest Express Holdings, Inc.***                                                                      169,875         5,414,766
                                                                                                                         -----------

  Trucking & Shipping                      1.3%
    FDX Corporation***                                                                                     261,100        10,688,781
                                                                                                                         -----------

UTILITIES                                  2.9%
  Electric Power                           1.0%
    Midamerican Energy Holdings Co.***                                                                     254,000         8,556,625
                                                                                                                         -----------

  Natural Gas                              1.9%
    El Paso Energy Corporation                                                                             162,000         6,287,625
    The Williams Companies, Inc.                                                                           306,600         9,370,463
                                                                                                                         -----------
                                                                                                                          15,658,088
                                                                                                                         -----------

MISCELLANEOUS                              1.7%
  Professional Services                    1.7%
    Interim Services Inc.***                                                                               562,200        13,914,450
                                                                                                                         -----------

       TOTAL DOMESTIC COMMON STOCK
       (COST: $547,719,703)                                                                                              755,228,611
                                                                                                                         -----------

       TOTAL COMMON STOCKS
       (COST: $589,481,218)                                                                                              821,418,211
                                                                                                                         -----------

       TOTAL INVESTMENTS, CAPITAL APPRECIATION
       STOCK FUND (COST: $607,425,948)**                                                                                $839,362,941
                                                                                                                         ===========

                                  CAPITAL APPRECIATION STOCK FUND
                                Schedule of Investments (Continued)
                                       December 31, 1999

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.

   **At December 31, 1999, the cost of securities for federal income tax purposes was $607,425,948. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation................................ $275,503,695
     Gross unrealized depreciation................................  (43,566,702)
                                                                    -----------
     Net unrealized appreciation.................................. $231,936,993
                                                                    ===========

***This security is non-income producing.

ADR  American Depository Receipt
PLC  Public Limited Company

See accompanying notes to financial statements.


                                 MID-CAP STOCK FUND
                                Schedule of Investments
                                 December 31, 1999

                                          % Net                                    Annualized
                                         Assets                                    Yield                Shares          Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              2.2%
    State Street Prime Money Market                                                 5.440%                 588,653      $    588,653
                                                                                                                             -------

       TOTAL SHORT-TERM INVESTMENTS
       (COST: $588,653)                                                                                                      588,653
                                                                                                                             -------

LONG-TERM INVESTMENTS:
COMMON STOCKS:                            98.5%
FOREIGN ISSUES:                            3.0%
    Elan Corp - PLC ADR***                                                                                  14,400           424,800
    London Pacific Group Limited - SP ADR                                                                    3,000           108,000
    Newbridge Networks Corporation***                                                                        9,600           216,600
    Zindart Limited - ADR***                                                                                 6,500            44,688
                                                                                                                             -------
       TOTAL FOREIGN ISSUES
       (COST: $763,300)                                                                                                      794,088
                                                                                                                             -------

DOMESTIC ISSUES:                          95.5%

BASIC MATERIALS                            4.8%
  Chemicals                                0.8%
    Air Prod & Chemicals, Inc.                                                                               6,000           201,375
                                                                                                                             -------

  Chemicals-Specialty                      1.9%
    Albermale Corporation                                                                                    5,500           105,531
    Ecolab Inc.                                                                                              7,500           293,437
    Oil-Dri Corporation                                                                                      7,500           107,812
                                                                                                                             -------
                                                                                                                             506,780
                                                                                                                             -------

  Paper/Forest Products                    1.5%
    Bemis Company, Inc.                                                                                      6,000           209,250
    Westvaco Corporation                                                                                     6,000           195,750
                                                                                                                             -------
                                                                                                                             405,000
                                                                                                                             -------

  Steel                                    0.6%
     Texas Industries, Inc.                                                                                  3,500           148,968
                                                                                                                             -------

CAPITAL GOODS                              8.3%
  Aerospace/Defense                        0.5%
    The B.F. Goodrich Company                                                                                4,500           123,750
                                                                                                                             -------

  Building Supplies                        0.4%
    Lafarge Corporation                                                                                      3,500            96,688
                                                                                                                             -------

  Construction                             0.8%
    Fluor Corporation                                                                                        4,500           206,438
                                                                                                                             -------

  Electrical Equipment                     1.6%
    Hubbell Incorporated - Class B                                                                           7,000           190,750
    Molex Incorporated                                                                                       4,400           249,425
                                                                                                                             -------
                                                                                                                             440,175
                                                                                                                             -------

  Machinery/Equipment                      2.2%
    Ingersoll-Rand Company                                                                                   7,000           385,438
    Stewart & Stevenson Services, Inc.                                                                       9,500           112,516
    Trinity Industries, Inc.                                                                                 3,500            99,531
                                                                                                                             -------
                                                                                                                             597,485
                                                                                                                             -------

                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Manufacturing-Diversified                2.1%
    Eaton Corporation                                                                                        5,500      $    399,438
    National Service Industries. Inc.                                                                        5,500           162,250
                                                                                                                             -------
                                                                                                                             561,688
                                                                                                                             -------

  Office Supplies/Equipment                0.7%
    Herman Miller, Inc.                                                                                      8,000           184,000
                                                                                                                             -------

COMMUNICATION SERVICES                     1.8%
  Telephone                                1.8%
    CenturyTel, Inc.                                                                                        10,000           473,750
                                                                                                                             -------

CONSUMER CYCLICAL                         15.6%
  Apparel/Textiles                         1.4%
    Saucony, Inc.***                                                                                         7,500           104,062
    V.F. Corporation                                                                                         4,500           135,000
    Wolverine World Wide, Inc.                                                                              11,300           123,594
                                                                                                                             -------
                                                                                                                             362,656
                                                                                                                             -------

  Auto Parts Manufacturing                 0.4%
    Cooper Tire & Rubber                                                                                     6,400            99,600
                                                                                                                             -------

  Commercial/Consumer                      0.6%
    Pittston Brink's Group                                                                                   2,500            55,000
    Spar Group***                                                                                           30,000           101,250
                                                                                                                             -------
                                                                                                                             156,250
                                                                                                                             -------

  Furniture/Appliances                     2.3%
    Ethan Allen Interiors Inc.                                                                              13,400           429,638
    Flexsteel Industries, Inc.                                                                               4,800            64,200
    Steelcase Inc.                                                                                           9,300           111,600
                                                                                                                             -------
                                                                                                                             605,438
                                                                                                                             -------

  Homebuilding/Supplies                    0.7%
    M/I Schottenstein Homes, Inc.                                                                            6,000            93,375
    U.S. Home Corporation***                                                                                 4,000           102,250
                                                                                                                             -------
                                                                                                                             195,625
                                                                                                                             -------

  Leisure Time/Gaming                      0.3%
    K2 Inc.***                                                                                              10,000            76,250
                                                                                                                             -------

  Lodging/Hotels                           0.6%
    Host Marriott Corp.                                                                                     20,000           165,000
                                                                                                                             -------

  Printing/Publishing                      1.7%
    A. H. Belo Corporation, Class A                                                                         23,400           446,062
                                                                                                                             -------

  Retail-Discount                          1.2%
    Dollar General Corporation                                                                              12,150           276,412
    Duckwall-ALCO Stores, Inc.***                                                                            7,500            57,188
                                                                                                                             -------
                                                                                                                             333,600
                                                                                                                             -------

  Retail-Specialty                         6.4%
    Borders Group, Inc.***                                                                                   9,600           154,200
    Linens 'n Things, Inc.***                                                                               12,500           370,312
    OfficeMax, Inc.***                                                                                      17,100            94,050
    Pier 1 Imports, Inc.                                                                                    20,200           128,775
    Ross Stores, Inc.                                                                                       10,900           195,518
    The Sherwin-Williams Company                                                                            11,000           231,000
    Tiffany & Co.                                                                                            5,000           446,250
    Wilson, The Leather Experts Inc.***                                                                      4,000            73,750
                                                                                                                           ---------
                                                                                                                           1,693,855
                                                                                                                           ---------

                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares           Value
CONSUMER STAPLES                           4.7%
  Cosmetics/Toiletries                     0.3%
    Perrigo Company***                                                                                      10,000           $80,000
                                                                                                                            --------

  Food Producers/Distributors              2.1%
    Flowers Industries, Inc.                                                                                20,200           321,938
    Tyson Foods, Inc. - Class A                                                                             14,100           229,125
                                                                                                                            --------
                                                                                                                             551,063
                                                                                                                            --------

  Food Retailers                           0.7%
    Hannaford Brothers Co.                                                                                   2,600           180,213
                                                                                                                            --------

  Media-TV/Radio/Cable                     1.6%
    Adelphia Communications Corporation***                                                                   6,700           439,688
                                                                                                                            --------

ENERGY                                     3.9%
  Exploration/Drilling                     3.7%
    BJ Services Company***                                                                                   7,800           326,138
    ENSCO International Incorporated                                                                        14,100           322,538
    Smith International, Inc***                                                                              6,500           322,968
                                                                                                                            --------
                                                                                                                             971,644
                                                                                                                            --------

  Oil-Domestic                             0.2%
    Remington Oil & Gas  Corporation***                                                                     15,000            58,125
                                                                                                                            --------

FINANCE                                   11.7%
  Banks                                    4.7%
    Associated Banc-Corp                                                                                     4,400           150,700
    Bank United Corp. - Class A                                                                              3,100            84,475
    Commercial Federal Corporation                                                                          12,000           213,750
    First Security Corporation                                                                               7,300           186,378
    First Tennessee National Corporation                                                                     6,400           182,400
    Hibernia Corporation                                                                                    10,600           112,625
    Marshall & Ilsley Corporation                                                                            2,700           169,594
    TCF Financial Corporation                                                                                5,600           139,300
                                                                                                                           ---------
                                                                                                                           1,239,222
                                                                                                                           ---------

  Financial Services                       1.8%
    The Bear Stearns Companies Inc.                                                                         11,500           491,625
                                                                                                                            --------

  Insurance Companies                      4.9%
    Ambac Financial Group, Inc.                                                                              9,000           469,687
    American Medical Security Group, Inc.***                                                                10,000            60,000
    Amerus Life Holdings, Inc.                                                                               5,800           133,400
    The First  American Financial Corporation                                                                7,300            90,794
    MGIC Investment Corporation                                                                              9,000           541,687
                                                                                                                           ---------
                                                                                                                           1,295,568
                                                                                                                           ---------

  Real Estate Investment                   0.3%
    New Plan Excel Realty Trust                                                                               5600            88,550
                                                                                                                            --------

HEALTHCARE                                11.5%
  Biotech-Spec. Pharmaceutical             0.8%
    IDEXX Laboratories, Inc.***                                                                             12,700           204,788
                                                                                                                            --------

  Drugs                                    4.6%
    Chiron Corporation***                                                                                   10,900           461,888
    Genzyme Corporation***                                                                                   8,100           364,500
    ICN Pharmaceuticals, Inc.                                                                               13,500           341,719
    Rexall Sundown, Inc.***                                                                                  4,500            46,406
                                                                                                                           ---------
                                                                                                                           1,214,513
                                                                                                                           ---------


                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares           Value
  Medical Products/Supplies                5.1%
    Biomet, Inc.                                                                                             8,200          $328,000
    Genzyme Surgical  Products***                                                                              590             3,429
    OrthoLogic Corp.***                                                                                     32,000            82,000
    St. Jude Medical, Inc.***                                                                                9,500           291,531
    Henry Schein, Inc. ***                                                                                   2,500            33,281
    STERIS Corporation***                                                                                   12,700           130,969
    Sunrise Medical Inc.***                                                                                 17,500           108,281
    Sybron International Corporation***                                                                     15,100           372,781
                                                                                                                           ---------
                                                                                                                           1,350,272
                                                                                                                           ---------

  Medical Services                         1.0%
    Chronimed Inc.***                                                                                        8,000            61,500
    Humana Inc.***                                                                                          14,600           119,538
    NABI***                                                                                                 18,000            83,250
                                                                                                                            --------
                                                                                                                             264,288
                                                                                                                            --------

TECHNOLOGY                                23.0%
  Communication Equipment                  2.4%
    ADC Telecommunications, Inc.***                                                                          4,500           326,531
    Executone Information Systems, Inc.                                                                     35,000           190,313
    Norstan Inc.***                                                                                         20,000           127,500
                                                                                                                            --------
                                                                                                                             644,344
                                                                                                                            --------

  Computer Related                         2.5%
     Exabyte Corporation***                                                                                 20,000           150,000
     NeoMagic Corporation***                                                                                10,000           109,375
     Quantum Corporation (DSSG)***                                                                          15,300           231,412
     Storage Technology Corporation***                                                                       9,300           171,469
                                                                                                                            --------
                                                                                                                             662,256
                                                                                                                            --------

  Computer Software/Services               6.1%
    Autodesk, Inc.                                                                                           5,100           172,125
    Keane, Inc.***                                                                                          10,500           333,375
    Indus International, Inc.***                                                                            10,000           121,875
    Rainbow Technologies, Inc.***                                                                            3,000            69,750
    Sterling Software, Inc.***                                                                               6,700           211,050
    SunGard Data Systems Inc.***                                                                            10,700           254,125
    Sybase, Inc.***                                                                                          7,000           119,000
    Synopsys, Inc.***                                                                                        5,000           333,750
                                                                                                                           ---------
                                                                                                                           1,615,050
                                                                                                                           ---------

  Electronics                              5.4%
     Arrow Electronics, Inc.***                                                                             16,600           421,225
     W. W. Grainger, Inc.                                                                                    6,000           286,875
     Tech-Sym Corporation***                                                                                 5,000           103,125
     Teradyne, Inc.***                                                                                       6,000           396,000
     Varian Medical Systems, Inc.                                                                            7,700           229,556
                                                                                                                           ---------
                                                                                                                           1,436,781
                                                                                                                           ---------

  Photography/Imaging                      0.3%
    Polaroid Corporation                                                                                     3,700            69,606
                                                                                                                           ---------

  Semiconductors                           6.3%
    Atmel Corporation***                                                                                    13,400           396,137
    Dallas Semi-Conductors                                                                                   5,000           322,188
    Etec Systems, Inc.***                                                                                    5,000           224,375
    LSI Logic Corporation***                                                                                 5,200           351,000
    Quantum Corp (HDDS)***                                                                                   3,450            23,934
    Varian Semiconductor Equipment Associates, Inc.***                                                      10,000           340,000
                                                                                                                           ---------
                                                                                                                           1,657,634
                                                                                                                           ---------


                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares           Value
TRANSPORTATION                             2.0%
  Airlines                                 1.0%
    Midwest Express Holdings, Inc.***                                                                        8,200       $   261,375
                                                                                                                           ---------

  Transportation-Miscellaneous             0.6%
    The Hertz Corporation, Class A                                                                           3,000           150,375
                                                                                                                           ---------

  Trucking & Shipping                      0.4%
    Airborne Freight Corporation                                                                             5,000           110,000
                                                                                                                           ---------

UTILITIES                                  3.9%
  Electric Power                           3.5%
    El Paso Electric Company***                                                                             14,300           140,319
    Florida Progress Corporation                                                                             6,500           275,031
    Midamerican Energy Holdings Company***                                                                  12,000           404,250
    TECO Energy, Inc.                                                                                        5,800           107,663
                                                                                                                           ---------
                                                                                                                             927,263
                                                                                                                           ---------

  Natural Gas                              0.4%
    Southwestern Energy Company                                                                             15,000            98,438
                                                                                                                           ---------

MISCELLANEOUS                              4.3%
  Professional Services                    4.3%
    Affiliated Computer Services, Inc.***                                                                    5,400           248,400
    Business Resource Group***                                                                              20,000           106,250
    EZCORP, Inc.                                                                                            20,000            81,250
    Manpower Inc.                                                                                           15,000           564,375
    Modis Professional Services, Inc.***                                                                    10,000           142,500
                                                                                                                           ---------
                                                                                                                           1,142,775
                                                                                                                           ---------

       TOTAL DOMESTIC ISSUES
       (COST: $22,963,798)                                                                                                25,285,889
                                                                                                                          ----------
       TOTAL COMMON STOCKS
       (COST: $23,727,098)                                                                                                26,079,977
                                                                                                                          ----------

       TOTAL INVESTMENTS, MID-CAP STOCK FUND
       (COST: $24,315,751)**                                                                                             $26,668,630
                                                                                                                          ==========

Values of investment securities are determined as described in Note 2 of the financial statements.
    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.
   **At December 31, 1999, the cost of securities for federal income tax purposes was $24,316,762. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation................................   $4,073,960
     Gross unrealized depreciation................................   (1,722,092)
                                                                     __________
     Net unrealized appreciation........................... ......   $2,351,868
                                                                     ==========

***This security is non-income producing.
ADR  American Depository Receipt
PLC  Public Limited Company
REIT Real Estate Investment Trust

See accompanying notes to financial statements.


                                     ULTRA SERIES FUND
                                Statements of Assets and Liabilities
                                     December 31, 1999

                                 Money        Treasury                                     Growth and       Capital      Mid-Cap
                                Market          2000       Bond              Balanced        Income        Appreciation   Stock
Assets:                          Fund           Fund       Fund                Fund        Stock Fund       Stock Fund     Fund
Investments in securities,
at value (note 2) - see
   accompanying schedule*     $82,074,447   $1,901,538  $246,519,163         $598,243,093 $1,096,347,282  $839,362,941   $26,668,630
  Receivable for investment
   securities sold                      -            -             -            2,799,103      3,160,766     3,218,982             -
  Receivable for fund shares
   sold                           519,266            -        15,211              122,705        817,703       374,028        18,990
  Accrued interest and
    dividends receivable           83,600            -     3,968,013            4,434,879      1,501,987       457,956        24,424
                              -----------  -----------   -----------          -----------  -------------  ------------  ------------
    Total assets               82,677,313    1,901,538   250,602,387          605,599,780  1,101,827,738   843,413,907    26,712,044
                              -----------  -----------   -----------          -----------  -------------  ------------  ------------

Liabilities:
  Payable for investment
   securities purchased                 -            -             -            2,109,286      2,948,333     3,728,761       211,616
  Accrued management fees          31,012          398       116,329              352,734        545,577       548,544        20,900
  Accrued other expenses              326            -           832                2,063          3,732         2,807           100
                              -----------  -----------   -----------          -----------    -----------   -----------   -----------
    Total liabilities              31,338          398       117,161            2,464,083      3,497,642     4,280,112       232,616
                              -----------  -----------   -----------          -----------    -----------   -----------   -----------
Net assets applicable to
  outstanding capital stock   $82,645,975   $1,901,140  $250,485,226         $603,135,697 $1,098,330,096  $839,133,795   $26,479,428
                              ===========  ===========   ===========          ===========  =============   ===========   ===========
Represented by:
  Capital stock (par value $.01)
   and additional paid-in
   capital                    $82,645,975   $1,730,401  $262,280,366         $482,835,315   $816,115,948  $597,934,165   $24,092,961
  Undistributed net investment
   income                               -            -       223,139              284,896        188,433        67,799         8,840
  Accumulated net realized
   gain (loss) on investments           -            -    (8,092,995)           3,130,528      3,762,376     9,194,838        24,748
  Unrealized appreciation
   (depreciation) on investments        -      170,739    (3,925,284)         116,884,958    278,263,339   231,936,993     2,352,879
                              -----------  -----------   -----------          -----------   ------------   -----------   -----------

Total net assets - representing
  net assets applicable to
  outstanding capital stock   $82,645,975   $1,901,140  $250,485,226         $603,135,697 $1,098,330,096  $839,133,795   $26,479,428
                              ===========  ===========   ===========          ===========  =============   ===========   ===========

Number of Class Z Shares
  issued and outstanding
  (note 5)                     82,645,975      185,786    24,923,230           29,509,549     32,710,130    32,791,492     2,375,783
                              ===========  ===========   ===========          ===========    ===========   ===========   ===========

Net asset value per share of
  outstanding capital stock
  (note 2)                          $1.00       $10.23        $10.05               $20.44         $33.58        $25.59        $11.15
                              -----------  -----------   -----------          -----------    -----------   -----------   -----------

*Cost of Investments          $82,074,447   $1,730,799  $250,444,447         $481,358,135   $818,083,943   $607,425,948  $24,315,751
                              -----------  -----------   -----------         ------------   ------------   -----------   -----------

See accompanying notes to financial statements.


                                   ULTRA SERIES FUND
                                 Statements of Operations
                                Year Ended December 31, 1999

                                 Money       Treasury                                      Growth and       Capital      Mid-Cap
                                Market        2000         Bond              Balanced       Income         Appreciation   Stock
                                 Fund         Fund         Fund                 Fund      Stock Fund        Stock Fund    Fund*
Investment income (note 2):
  Interest income              $3,383,135     $114,237   $15,562,004          $15,302,197   $1,180,151        $833,638       $47,624

  Dividend income                       -            -             -            3,451,969   14,589,000       5,586,205       135,064
                              -----------   ----------   -----------         ------------  -----------     -----------   -----------
    Total income                3,383,135      114,237    15,562,004           18,754,166   15,769,151       6,419,843       182,688
                              -----------   ----------   -----------         ------------  -----------     -----------   -----------
Expenses (note 4):

  Management fees                 294,066        8,362     1,321,358            3,717,079    5,948,635        5,685,472      130,658

  Trustees' fees                      391            -         1,536                3,261        6,165            4,413           64

  Audit fees                          641            -         2,526                5,355       10,127            7,248          103
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------
    Total expenses                295,098        8,362     1,325,420            3,725,695    5,964,927        5,697,133      130,825
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------
Net investment income           3,088,037      105,875    14,236,584           15,028,471    9,804,224          722,710       51,863

Realized and unrealized
  gain (loss) on investments
  (notes 2 and 3):

  Net realized gain (loss)
   on investments                       -            -    (8,092,995)          18,937,774   64,716,812       73,587,448      481,164

  Net change in unrealized
   appreciation (depreciation)
   on investments                       -      (49,993)   (4,261,091)          37,197,027   81,136,793       91,564,086    2,352,878
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------
Net gain (loss) on investments          -      (49,993)  (12,354,086)          56,134,801  145,853,605      165,151,534    2,834,042
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------


Net increase in net assets
  resulting from operations    $3,088,037    $  55,882  $  1,882,498          $71,163,272 $155,657,829     $165,874,244   $2,885,905
                              ===========   ==========   ===========          ===========  ===========      ===========  ===========



*Commenced operations May 1, 1999.

See accompanying notes to financial statements.


                                         ULTRA SERIES FUND
                                  Statements of Changes in Net Assets
                                Years Ended December 31, 1999 and 1998

                                              MONEY MARKET FUND            TREASURY 2000 FUND             BOND FUND
Operations:                                 1999        1998           1999              1998          1999           1998

  Net investment income                     $3,088,037  $  2,251,161   $   105,875       $    106,292   $14,236,584    $12,280,579

   Net realized gain (loss) on
   investments                                       -             -             -                 -     (8,092,995)       159,188

  Net change in unrealized appreciation
   or depreciation on investments                    -             -       (49,993)            21,682    (4,261,091)       (85,864)
                                            -----------   -----------    ---------        -----------   -----------    -----------
   Change in net assets from
    operations                                3,088,037     2,251,161       55,882            127,974     1,882,498     12,353,903
                                            -----------   -----------    ---------        -----------   -----------    -----------


Distributions to shareholders:

  From net investment income                 (3,088,037)   (2,251,161)           -                  -   (14,083,486)   (12,272,877)

  From realized gains on investments                  -             -            -                  -        (3,484)      (155,703)
                                            -----------   -----------    ---------        -----------   -----------    -----------
   Change in net assets from
    distributions                            (3,088,037)   (2,251,161)           -                  -   (14,086,970)   (12,428,580)
                                            -----------   -----------    ---------        -----------    ----------    -----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares               57,336,829    45,266,763        9,354              7,253    28,132,898     30,878,732

  Net asset value of shares issued in
   reinvestment of distributions              3,095,292     2,249,737            -                  -    14,086,970     12,428,580
                                            -----------   -----------    ---------        -----------   -----------    -----------
                                             60,432,121    47,516,500        9,354              7,253    42,219,868     43,307,312

  Cost of shares repurchased                (34,202,634)  (32,270,164)           -                  -    (7,811,320     (3,791,053)
                                            -----------   -----------    ---------        -----------   -----------    -----------
   Change in net assets derived from
    capital share transactions               26,229,487    15,246,336        9,354              7,253    34,408,548     39,516,259
                                            -----------   -----------    ---------        -----------   -----------    -----------
Increase in net assets                       26,229,487    15,246,336       65,236            135,227    22,204,076     39,441,582

Net assets:

  Beginning of year                          56,416,488    41,170,152    1,835,904          1,700,677   228,281,150    188,839,568
                                            -----------   -----------   ----------        -----------   -----------    -----------
  End of year                               $82,645,975   $56,416,488   $1,901,140         $1,835,904  $250,485,226   $228,281,150
                                            ===========   ===========   ==========        ===========   ===========    ===========

Undistributed net investment
  income included in net assets                    -              -              -                  -      $223,139        $70,041
                                            ===========   ===========   ==========        ===========   ===========    ===========

See accompanying notes to financial statements.


                                         ULTRA SERIES FUND
                                Statements of Changes in Net Assets (Continued)
                                  Years Ended December 31, 1999 and 1998

                                                                         GROWTH AND INCOME               CAPITAL APPRECIATION
                                              BALANCED FUND                 STOCK FUND                       STOCK FUND
Operations:                                 1999          1998         1999               1998           1999         1998

  Net investment income                     $ 15,028,471   $12,088,130   $    9,804,224      $8,354,361   $   722,710 $  1,650,475

  Net realized gain (loss) on
   investments                                18,937,774    (2,476,442)      64,716,812      34,291,135    73,587,448   15,075,685

  Net change in unrealized appreciation
   or depreciation on investments             37,197,027    38,583,512       81,136,793      73,755,119    91,564,086   86,357,794
                                             -----------    -----------     ------------   ------------   -----------  -----------
   Change in net assets from
    operations                                71,163,272    48,195,200      155,657,829     116,400,615   165,874,244  103,083,954
                                             -----------    -----------     ------------   ------------   -----------  -----------
Distributions to shareholders:

  From net investment income                 (14,771,068)  (12,093,642)      (9,615,791)    (8,355,956)      (654,910)  (1,663,199)

  From realized gains on investments         (13,330,805)      (19,797)     (64,716,574)   (30,527,402)   (64,764,832) (14,650,506)
                                             -----------   -----------     ------------    -----------   -----------  -----------

   Change in net assets from
    distributions                           (28,101,873)   (12,113,439)     (74,332,365)   (38,883,358)   (65,419,742) (16,313,705)
                                             -----------   -----------     ------------   ------------   -----------  -----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares            91,071,831        98,736,778      127,024,727     138,687,461    61,727,019   74,042,102

  Net asset value of shares issued in
   reinvestment of distributions          28,101,873        12,113,439       74,332,365      38,883,358    65,419,742   16,313,705
                                         -----------       -----------     ------------     -----------   -----------  -----------
                                         119,173,704       110,850,217      201,357,092     177,570,819   127,146,761   90,355,807

  Cost of shares repurchased              (9,091,748)       (6,743,348)     (17,526,082)    (12,049,887)  (18,840,534)  (2,947,225)
                                         -----------       -----------     ------------    ------------   -----------  -----------
   Change in net assets derived from
    capital share transactions           110,081,956       104,106,869      183,831,010     165,520,932   108,306,227   87,408,582
                                         -----------       -----------     ------------   -------------   -----------  -----------
Increase (decrease) in net assets        153,143,355       140,188,630      265,156,474     243,038,189   208,760,729  174,178,831

Net assets:

  Beginning of year                      449,992,342       309,803,712      833,173,622     590,135,433   630,373,066  456,194,235
                                         -----------       -----------     ------------    ------------   -----------  -----------
  End of year                           $603,135,697      $449,992,342   $1,098,330,096    $833,173,622  $839,133,795  630,373,066
                                         ===========       ===========    =============    ============   ===========  ===========


Undistributed net investment
  income included in net assets             $284,896           $27,494         $188,433               -       $67,799            -
                                         ===========       ===========      ===========    ============   ===========  ===========

See accompanying notes to financial statements.


                                         ULTRA SERIES FUND
                                Statements of Changes in Net Assets (Continued)
                                  Years Ended December 31, 1999 and 1998

                                        MID-CAP STOCK FUND*
Operations:                               1999

  Net investment income                 $     51,863

  Net realized gain (loss) on
   investments                               481,164

  Net change in unrealized appreciation
   or depreciation on investments          2,352,878
                                         -----------
   Change in net assets from
    operations                             2,885,905
                                         -----------
Distributions to shareholders:

  From net investment income                 (43,023)

    From realized gains on investments      (456,416)
                                         -----------
   Change in net assets from
    distributions                           (499,439)
                                         -----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares            23,763,821

  Net asset value of shares issued in
   reinvestment of distributions             499,439
                                         -----------
                                          24,263,260

  Cost of shares repurchased                (170,298)
                                         -----------
   Change in net assets derived from
    capital share transactions            24,092,962
                                         -----------
Increase (decrease) in net assets         26,479,428

Net assets:

  Beginning of year                                -
                                         -----------
  End of year                            $26,479,428
                                         ===========
Undistributed net investment
  income included in net assets         $      8,840
                                         ===========

*Commenced operations May 1, 1999.

See accompanying notes to financial statements.


                                  MONEY MARKET FUND
                                 Financial Highlights
                                Year Ended December 31

(For a share outstanding throughout the period):    1999           1998         1997          1996          1995

Net Asset Value, Beginning of Period                  $1.00          $1.00        $1.00         $1.00         $1.00
                                                    -------        -------      -------       -------       -------

  Income from Investment Operations

   Net Investment Income***                            0.05           0.05         0.05          0.05          0.05
                                                    ----------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income           (0.05)         (0.05)       (0.05)        (0.05)        (0.05)
                                                    ----------------------------------------------------------------

Net Asset Value, End of Period                        $1.00          $1.00        $1.00         $1.00         $1.00
====================================================================================================================
Total Return*                                          4.69%          4.61%        4.75%         5.17%         5.21%
====================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)            $82,646        $56,416      $41,170       $21,011       $11,374

Ratio of Expenses to Average Net Assets**              0.45%          0.45%        0.50%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                           4.72%          4.99%         5.05%        4.74%         5.17%

====================================================================================================================

For the Money Market Fund, the "seven-day average" yield for the seven days ended December 31, 1999, was 5.24% and the "effective" yield for that period was 5.38%(unaudited).

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.51%, 0.67% and 0.73% for 1997, 1996 and 1995, respectively.

***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                     BOND FUND
                                 Financial Highlights
                                Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period             $  10.57       $  10.54     $  10.33      $  10.63     $    9.67
                                                  -------         ------      -------       -------       -------
  Income from Investment Operations

   Net Investment Income***                          0.62           0.63         0.54          0.65          0.60

   Net Realized and Unrealized Gain (Loss)
    on Investments                                  (0.54)          0.02         0.20          0.28)         0.96
                                                  -------         ------      -------       -------       -------
  Total from Investment Operations                   0.08           0.65         0.74          0.37          1.56
                                           ----------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income         (0.60)         (0.62)       (0.51)        (0.64)        (0.59)

   Distributions from Realized Capital Gains        (0.00)         (0.00)       (0.02)        (0.03)        (0.01)
                                                  -------        -------      -------       -------       -------
  Total Distributions                               (0.60)         (0.62)       (0.53)        (0.67)        (0.60)
                                           ----------------------------------------------------------------------
Net Asset Value, End of Period                   $  10.05       $  10.57     $  10.54      $  10.33     $   10.63
=================================================================================================================
Total Return*                                        0.73%          6.18%        7.45%         2.86%        16.37%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)         $250,485       $228,281    $188,840        $26,572       $13,725

Ratio of Expenses to Average Net Assets**            0.55%          0.55%        0.56%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         5.92%          5.94%        6.50%         6.25%         6.08%

Portfolio Turnover Rate                            713.52%        142.98%       30.71%        25.67%        14.74%
=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.57%, 0.67% and 0.68% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                    BALANCED FUND
                                 Financial Highlights
                                Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period             $  18.74       $  17.02     $  15.29      $  14.63     $   12.90
                                                   ------          ------       -----        ------        ------
  Income from Investment Operations

   Net Investment Income***                          0.56           0.57         0.62          0.58          0.55

   Net Realized and Unrealized Gain (Loss)
    on Investments                                   2.14           1.72         1.93          0.98          2.29
                                                   ------         ------        -----        ------        ------

  Total from Investment Operations                   2.70            2.29        2.55          1.56          2.84
                                           ----------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income         (0.53)         (0.57)       (0.63)        (0.58)        (0.55)

   Distributions from Realized Capital Gains        (0.47)             -        (0.19)        (0.32)        (0.56)
                                                   ------         ------       ------        ------        ------

  Total Distributions                               (1.00)         (0.57)       (0.82)        (0.90)        (1.11)
                                           ----------------------------------------------------------------------
Net Asset Value, End of Period                     $20.44         $18.74       $17.02        $15.29        $14.63
=================================================================================================================
Total Return*                                       14.49%         13.40%       16.87%        10.79%        22.27%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)         $603,136       $449,992     $309,804      $194,725      $110,969

Ratio of Expenses to Average Net Assets**            0.70%          0.70%        0.68%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         2.83%          3.20%        3.81%         3.91%         4.03%

Portfolio Turnover Rate                            269.00%         78.71%       21.15%        33.48%        36.68%

=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown,  prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.69%, 0.65% and 0.68% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                GROWTH AND INCOME STOCK FUND
                                  Financial Highlights
                                  Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period               $30.56         $27.20       $21.32        $18.20        $15.06
                                                   ------         ------       ------        ------        ------

Income from Investment Operations

Net Investment Income***                             0.34           0.34         0.31          0.34          0.37

Net Realized and Unrealized Gain (Loss)
on Investments                                       5.12           4.52         6.36          3.93          4.37
                                                   ------         ------       ------        ------        ------

Total from Investment Operations                     5.46           4.86         6.67          4.27          4.74
                                           ----------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income         (0.32)         (0.34)       (0.32)        (0.34)        (0.37)

   Distributions from Realized Capital Gains        (2.12)         (1.16)       (0.47)        (0.81)        (1.23)
                                                   ------         ------       ------        ------        ------

  Total Distributions                               (2.44)         (1.50)       (0.79)        (1.15)        (1.60)
                                           ----------------------------------------------------------------------

Net Asset Value, End of Period                     $33.58          30.56       $27.20        $21.32        $18.20
=================================================================================================================
Total Return*                                       17.95%         17.92%       31.42%        22.02%        31.75%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)       $1,098,330       $833,174     $590,135      $232,841      $102,138

Ratio of Expenses to Average Net Assets**            0.60%          0.60%        0.61%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         0.99%          1.17%        1.39%         1.78%         2.28%

Portfolio Turnover Rate                             20.13%         17.69%       20.39%        40.55%        57.80%

=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.61%, 0.65% and 0.69% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                CAPITAL APPRECIATION STOCK FUND
                                   Financial Highlights
                                  Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period               $22.19         $18.85       $14.60        $12.51         $9.97
                                                   ------         ------       ------        ------        ------
  Income from Investment Operations

   Net Investment Income***                          0.02           0.06         0.07          0.13          0.14

   Net Realized and Unrealized Gain (Loss)
    on Investments                                   5.55           3.87         4.52          2.55          2.91
                                                   ------         ------       ------        ------        ------

  Total from Investment Operations                   5.57              3.93      4.59          2.68          3.05
                                          -----------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income         (0.02)         (0.06)       (0.07)        (0.13)        (0.14)

   Distributions from Realized Capital Gains        (2.15)         (0.53)       (0.27)        (0.46)        (0.37)
                                                    ------         ------       ------        ------        ------
  Total Distributions                               (2.17)         (0.59)       (0.34)        (0.59)        (0.51)
                                          -----------------------------------------------------------------------
Net Asset Value, End of Period                     $25.59         $22.19       $18.85        $14.60        $12.51
=================================================================================================================
Total Return*                                       25.19%         20.90%       31.57%        21.44%        30.75%
=================================================================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)         $839,134       $630,373     $456,194       $98,674       $38,117

Ratio of Expenses to Average Net Assets**            0.80%          0.80%        0.82%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         0.10%          0.31%        0.70%         0.96%         1.37%

Portfolio Turnover Rate                             38.38%         18.67%       17.06%        49.77%        61.32%
=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.83%, 0.66% and 0.75% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.

                                  MID-CAP STOCK FUND
                                 Financial Highlights
                                Period Ended December 31

(For a share outstanding throughout the period)  1999(1)

Net Asset Value, Beginning of Period             $10.00
                                                 ------

  Income from Investment Operations

   Net Investment Income****                       0.03

   Net Realized and Unrealized Gain (Loss)
    on Investments                                 1.34
                                                 ------

  Total from Investment Operations                 1.37
                                         -------------------------
  Distributions

   Distributions from Net Investment Income       (0.02)

   Distributions from Realized Capital Gains      (0.20)
                                                 ------

  Total Distributions                             (0.22)
                                         -------------------------

Net Asset Value, End of Period                   $11.15
==================================================================
Total Return*                                     13.68%**
==================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)        $26,479

Ratio of Expenses to Average Net Assets            1.00%***

Ratio of Net Investment Income to Average
  Net Assets                                       0.39%***

Portfolio Turnover Rate                           35.55%
==================================================================

      *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

     **Not annualized.

    ***Annualized.

   ****Based on average shares outstanding during period.

1 Commenced operations May 1, 1999.

See accompanying notes to financial statements.

ULTRA SERIES FUND

                                Notes to Financial Statements

(1)  Description of the Fund

     The Ultra Series Fund (the "Fund"), a Massachusetts Business Trust, is registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, as a diversified, open-end management investment company. The Fund is a series fund with seven investment portfolios (the "funds"), each with different investment objectives and policies and each having available two separate classes of common stock with a par value of $.01 per share. Fund shares are sold and redeemed at a price equal to the shares' net asset value. The assets of each fund are held separate from the assets of the other funds. The Mid-Cap Stock Fund commenced operations May 1, 1999. On or within 12 months prior to the portfolio maturity date, the securities of the Treasury 2000 Fund will be liquidated. Once the Treasury 2000 Fund has liquidated its portfolio, additional Stripped Treasury Securities with a portfolio maturity date selected at that time may be purchased and the Fund may continue, with liquidation and subsequent refunding occurring from time to time.

     Effective May 1, 1997, the shares of each fund were divided into Class Z and Class C Shares. Class Z Shares are offered to all insurance company separate accounts issued by, and all qualified retirement plans sponsored by, CUNA Mutual Life Insurance Company or its affiliates ("CUNA Mutual Life"). Class C Shares are offered to separate accounts of insurance companies other than CUNA Mutual Life, and to qualified retirement plans of companies not affiliated with the Fund or CUNA Mutual Life. Both classes of shares are identical in all respects except that: Class C Shares may be subject to a distribution fee (note 4); each class will have exclusive voting rights with respect to matters that affect just that class; and each class will bear a different name or designation. All income earned and expenses incurred by the Fund are borne on a pro-rata basis by each outstanding share of each class based on the daily net asset value of shares of that class. As of December 31, 1999, no Class C Shares have been issued.

(2)  Significant Accounting Policies

     (a) Valuation of Investment Securities

         Portfolio securities for which market quotations are readily available are valued at current market value. If market quotations or valuations are not available, or if such quotations or valuations are believed to be inaccurate, unreliable or not reflective of market value, portfolio securities are valued according to procedures adopted by the funds' board of trustees in good faith at fair value.

         Pricing services value domestic and foreign equity securities (and occasionally fixed-income securities) traded on a securities exchange or Nasdaq at the last reported sale price, up to the time of valuation. If there are no reported sales of a security on the valuation date, it is valued at the mean between the published bid and asked prices reported by the exchange or Nasdaq. If there are no sales and no published bid and asked quotations for a security on the valuation date or the security is not traded on an exchange or Nasdaq, the pricing service may obtain market quotations directly from broker-dealers.

         Fixed-income securities are valued at prices obtained from a pricing service, when such prices are available. In circumstances where prices are not available from the fund's pricing service, securities may be valued using market quotations obtained from one or more dealers or a quotation system. Short-term securities with maturities of 60 days or less and the Money Market Fund securities are valued at amortized cost, which approximates market value.

     (b) Share Valuation and Dividends to Shareholders

         The net asset value of the shares of each fund is determined daily based on the valuation of the net assets of the funds divided by the number of shares of the fund outstanding. Expenses, including the investment advisory, advisory/administrative, and distribution fees (note 4), are accrued daily and reduce the net asset value per share.

         Dividends on the Money Market Fund are declared and reinvested daily in additional full and fractional shares of the Money Market Fund. Dividends of net investment income from the Mid-Cap Stock Fund, Capital Appreciation Stock Fund, Growth and Income Stock Fund, Bond Fund, and Balanced Fund are declared and reinvested quarterly in additional full and fractional shares of the respective funds. Distributions of net realized capital gains of these funds, if any, will be declared and reinvested at least annually. The Treasury 2000 Fund will utilize an annual consent dividend procedure which provides the fund with the deduction for dividends constructively paid to shareholders.

     (c) Federal Income Taxes

         Each fund intends to distribute all of its taxable income and to comply with the other requirements of the Internal Revenue Code applicable to regulated investment companies. Accordingly, no provision for income or excise taxes is required.

         Generally accepted accounting principals require that permanent financial reporting and tax differences be reclassified in the capital accounts.

         For federal income tax purposes, at December 31, 1998, the Balanced fund had a capital loss carryover of $2,476,442 that was offset by capital gains in 1999. At December 31, 1999, the Bond Fund had a capital loss carryover of $7,838,884 that will expire in the year 2007 if not offset by subsequent capital gains. To the extent the Bond Fund realizes future net capital gains, taxable distributions will be reduced by any unused capital loss carryover.

     (d) Security Transactions and Investment Income
         Security transactions are recorded on the trade date. Realized gains and losses from security transactions are reported on the identified cost basis. Interest, including amortization of premium and discount, is accrued daily and dividend income is recorded on the ex-dividend date.

     (e) Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3)  Purchase and Sales of Investment Securities

     The cost of securities purchased and the proceeds from securities sold (including maturities, excluding short-term) for each fund during the year ended December 31, 1999, were as follows:

                                        U.S. Government Securities                     Other Investment Securities
                                        Purchases          Sales                        Purchases         Sales

     Bond                              $1,030,877,899      $1,051,193,309                $635,645,166      $584,851,515
     Balanced                             778,554,812         725,040,919                 663,094,171       640,791,920
     Growth and Income Stock                        0                   0                 310,188,724       193,744,371
     Capital Appreciation Stock                     0                   0                 306,070,627       266,165,035
     Mid-Cap Stock                                  0                   0                  30,154,053         6,928,419

(4)  Transactions with Affiliates

     Fees and Expenses

     The Fund has entered into an investment advisory agreement with CIMCO Inc. (the "Investment Adviser"), an affiliated company. The fees under the agreement, paid monthly, are calculated as a percentage of the average daily net assets for each fund at the following annual rates:

              Money Market                           0.45%
              Treasury 2000                          0.45%
              Bond                                   0.55%
              Balanced                               0.70%
              Growth and Income Stock                0.60%
              Capital Appreciation Stock             0.80%
              Mid-Cap Stock                          1.00%

     Under this unified fee structure, the Investment Adviser is responsible for providing or obtaining services and paying certain expenses including custodian fees, transfer agent fees, pricing costs, and accounting and legal fees as indicated in the investment advisory agreement.

     The Investment Advisor has entered into a Subadvisor Agreement for the management of a portion of the investments in the Mid-Cap Stock Fund. The Investment Advisor is solely responsible for the payment of all fees to the Subadvisor. The Subadvisor for this Fund is Heartland Advisors, Inc.

     In addition to the unified investment advisory fee and Subadvisor Agreement, each fund also pays certain expenses including trustees fees, brokerage commissions, interest expense, audit fees, and other extraordinary expenses.

     All capital shares outstanding at December 31, 1999, are owned by separate investment accounts of CUNA Mutual Life.

     Certain officers and trustees of the Fund are also officers of CUNA Mutual Life or CIMCO Inc. During the year ended December 31, 1999, the Fund made no direct payments to its officers and paid trustees' fees of approximately $15,830 to its unaffiliated trustees.

     Distribution Plan

     All shares are distributed through CUNA Brokerage Service, Inc. ("CBSI"), an affiliated company, or other registered broker-dealers authorized by CBSI. Class C Shares may also be subject to an asset-based distribution fee pursuant to Rule 12b-1 under the 1940 Act, equal to not more than 0.25%, on an annual basis, of the average value of the daily net assets of each series of the Fund attributable to Class C Shares on an annual basis.

(5)  Share Activity

     Transactions in Class Z Shares of each fund for the years ended December 31, 1999 and 1998, were as follows:

                               Money        Treasury                                 Growth and     Capital      Mid-Cap
                              Market          2000       Bond           Balanced     Income Stock  Appreciation   Stock
                               Fund           Fund       Fund            Fund          Fund        Stock Fund     Fund*
     Shares outstanding at
          December 31, 1997   41,170,152       184,138   17,909,312     18,199,350   21,692,803    24,200,359

     Shares sold              45,266,764           732    2,875,932      5,517,500    4,697,780     3,603,822
     Reinvestment dividend
      shares2,249,736                  -     1,167,465      676,936      1,286,801      750,154
     Shares repurchased      (32,270,164)            -     (353,989)      (375,123)    (413,009)     (142,237)
                              __________      ________    _________      _________    _________     _________
     Shares outstanding at
          December 31, 1998   56,416,488       184,870   21,598,720     24,018,663   27,264,375    28,412,098              -
                              __________      ________    _________      _________    _________     _________       ________

     Shares sold              57,336,829           916    2,689,111      4,567,002    3,735,034     2,570,088      2,349,783
     Reinvestment dividend shares3,095,292           -    1,378,627      1,376,385    2,218,655     2,576,478         42,297
     Shares repurchased      (34,202,634)            -     (743,228)      (452,501)    (507,934)     (767,172)       (16,297)
                              __________      ________    _________      _________    _________     _________       ________
     Shares outstanding at
          December 31, 1999   82,645,975       185,786   24,923,230     29,509,549   32,710,130    32,791,492      2,375,783
                              ==========    ==========   ==========     ==========   ==========    ==========     ==========

*Commenced operations May 1, 1999.

ULTRA SERIES FUND

                                Report of Independent Accountants

To the Board of Trustees and Shareholders
Ultra Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Money Market Fund, Treasury 2000 Fund, Bond Fund, Balanced Fund, Growth and Income Stock Fund, Capital Appreciation Stock Fund and Mid-Cap Stock Fund (constituting the Ultra Series Fund, Inc., hereafter referred to as the "Fund") at December 31, 1999, the results of each of their operations, the changes in each of their net assets and the financial highlights for the year then ended (since commencement of operations May 1, 1999 for the Mid-Cap Stock Fund), in conformity accounting principles generally accepted in the United States. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audit, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above. The financial statements of the Fund for the year ended December 31, 1998, including the financial highlights for each of the four years in the period then ended, were audited by other independent accountants whose report dated February 5, 1999 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 11, 2000

                                     PART C
                                OTHER INFORMATION

Item 23.  Exhibits:

(a) Amended and Restated Declaration of Trust. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(b)  Amended  and  Restated   Bylaws.   Incorporated   herein  by  reference  to
     post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(c)  Not Applicable.

(d) 1. Management Agreement effective May 1, 1997. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

     2. Amendment No. 1 to Management Agreement effective May 1, 1999. Incorporated herein by reference to post-effective amendment number 23 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 23, 1999.

     3.   Amendment No. 2 to Management Agreement effective October 15, 2000.

     4. Investment Sub-Advisory Agreement Between MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) and Wellington Management Company LLP
          effective February 17, 2000. Incorporated herein by reference to post-effective amendment number 24 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 20, 2000.

     5. Investment Sub-Advisory Agreement Between MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) and Lazard Asset Management effective October 15, 2000.

     6. Investment Sub-Advisory Agreement Between MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) and Massachusetts Financial Services effective October 15, 2000.

     7. Investment Sub-Advisory Agreement Between MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) and Oppenheimer Funds, Inc. effective October 15, 2000.

     8. Servicing Agreement between MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) and CUNA Mutual Insurance Society effective May 1, 1997. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     9. Servicing Agreement between CUNA Mutual Life Insurance Company and MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) effective May 1, 1997. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

(e) Distribution Agreement between Ultra Series Fund and CUNA Brokerage Services, Inc. effective December 29, 1993. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(f)  N/A

(g) 1. Mutual Fund Custody Agreement between Ultra Series Fund and State Street Bank and Trust Company effective April 30, 1997. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     2. Amendment No. 1 to Mutual Fund Custody Agreement effective May 1, 1999. Incorporated herein by reference to post-effective amendment number 23 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 23, 1999.

     3.   Amendment to Mutual Fund Custody Agreement effective December 2, 1999.

     4. Amendment No. 2 to Mutual Fund Custody Agreement effective October 15, 2000.

(h) 1. Participation Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company Pension Plan for Home Office Employees. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     2. Participation Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company Pension Plan for Agents. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     3. Participation Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company 401(k)/Thrift Plan for Home Office Employees. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     4. Participation Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company 401(k)/Thrift Plan for Agents. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     5. Participation Agreement between Ultra Series Fund and CUNA Mutual Pension Plan. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     6. Participation Agreement between Ultra Series Fund and CUNA Mutual Savings Plan. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     7. Participation Agreement between Ultra Series Fund and CUNA Mutual Thrift Plan. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

(i) Opinion of Counsel. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(j)  1.   Consent of  PricewaterhouseCoopers  LLP. To be filed by post-effective amendment.

     2.   Consent of KPMG LLP. To be filed by post-effective amendment.

(k)  Not Applicable.

(l)  1.   Subscription  Agreement  between  Ultra  Series  Fund and CUNA  Mutual
          Insurance Society effective October 31, 2000.

     2. Subscription Agreement between Ultra Series Fund and CUMIS Insurance Society effective October 31, 2000.

(m) 1. Plan of Distribution dated May 1, 1997. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

     2. Supplement No. 1 to Distrubution Plan effective May 1, 1999. Incorporated herein by reference to post-effective amendment number 23 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 23, 1999.

     3.   Supplement No. 2 to Distribution Plan effective October 15, 2000.

(n) Multi-Class Plans. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(o)  Reserved.

(p) 1. Ultra Series Fund's Code of Ethics effective June 1, 2000. Incorporated herein by reference to post-effective amendment number 24 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 20, 2000.

     2. MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) (Investment Adviser) Code of Ethics effective April 1, 2000. Incorporated herein by reference to post-effective amendment number 24 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 20, 2000.

     3. CUNA Brokerage Services, Inc.'s (Principal Underwriter) Code of Ethics effective September 1, 1997. Incorporated herein by reference to post-effective amendment number 24 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 20, 2000.

Other Exhibits

     Powers of Attorney

Item 24.  Persons Controlled by or Under Common Control with the Fund

Class Z shares of the Ultra Series Fund are currently sold to separate accounts of CUNA Mutual Life Insurance Company, CUNA Mutual Insurance Society, or their affiliates, and to their qualified retirement plans.

Class C shares of the Ultra Series Fund are offered to separate accounts of insurance companies other than CUNA Mutual Life Insurance Company, CUNA Mutual Insurance Society, or their affiliates, and to qualified retirement plans of companies not affiliated with the Fund, CUNA Mutual Life Insurance Company, CUNA Mutual Insurance Society, or their affiliates. Currently, there are no Class C shares outstanding.

CUNA Mutual Life Insurance Company is a mutual life insurance company and therefore is controlled by its contractowners. Various companies and other entities are controlled by CUNA Mutual Life Insurance Company and various companies may be considered to be under common control with CUNA Mutual Life Insurance Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in the following organization charts. In addition, by virtue of an Agreement of Permanent Affiliation with CUNA Mutual Insurance Society ("CUNA Mutual"), the Ultra Series Fund could be considered to be an affiliated person or an affiliated person of an affiliated person of CUNA Mutual. Likewise, CUNA Mutual and its affiliates, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

See organization charts on the following pages.

                          CUNA Mutual Insurance Society
                  ORGANIZATIONAL CHART AS OF September 22, 2000

CUNA Mutual Insurance Society
Business: Life, Health & Disability Insurance
May 20, 1935*
State of domicile: Wisconsin

CUNA Mutual Insurance Society, either directly or indirectly is the controlling company of the following wholly-owned subsidiaries:

1.       CUNA Mutual Investment Corporation
         Business: Holding Company
         September 15, 1972*
         State of domicile: Wisconsin

         CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

         a.       CUMIS Insurance Society, Inc.
                  Business: Corporate Property/Casualty Insurance
                  May 23, 1960*
                  State of domicile: Wisconsin

     CUMIS  Insurance  Society,   Inc.  is  the  100%  owner  of  the  following
     subsidiary:

                  (1)      Credit Union Mutual Insurance Society New Zealand Ltd
                           Business: Fidelity Bond Coverage
                           November l, 1990*
                           State of domicile: Wisconsin

         b.                CUNA Brokerage Services, Inc.
                           Business: Brokerage
                           July 19, 1985*
                           State of domicile: Wisconsin

         c.                CUNA Mutual General Agency of Texas, Inc.
                           Business: Managing General Agent
                           August 14, 1991*
                           State of domicile: Texas

         d.                MEMBERS Life Insurance Company
                           Business: Credit Disability/Life/Health
                           February 27, 1976*
                           State of domicile: Wisconsin
                           Formerly CUMIS Life & CUDIS

         e.                International Commons, Inc.
                           Business: Special Events
                           January 13, 1981*
                           State of domicile: Wisconsin

         f.                CUNA Mutual Mortgage Corporation
                           Business: Mortgage Servicing
                           November 20, 1978* Incorporated
                           December 1, 1995 Wholly Owned
                           State of domicile: Wisconsin

         g.                CUNA Mutual Insurance Agency, Inc.
                           Business: Leasing/Brokerage
                           March 1, 1974*
                           State of domicile: Wisconsin
                           Formerly CMCI Corporation

         h.                Stewart Associates Incorporated
                           Business:  Credit Insurance
                           March 6, 1998
                           State of domicile:  Wisconsin

         i.                CMG Mortgage Assurance Company
                           Business: Private Mortgage Insurance
                           April 14, 1994
                           State of domicile: California

         j.                CUNA Mutual Business Services, Inc.
                           Business: Financial Services
                           Incorporated April 22, 1974
                           Wholly owned March 6, 2000
                           State of domicile: Wisconsin

         k.                League Insurance Agency
                           Business: Insurance Agency
                           September 1, 2000
                           State of domicile: Wisconsin

     CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiaries:

         (1)      CM Field Services, Inc.
                  Business: Serves Agency Field Staff
                  January 26,1994*
                  State of domicile: Wisconsin

         (2)      CUNA Mutual Insurance Agency of Alabama, Inc.
                  Business: Property & Casualty Agency
                  May 27, 1993
                  State of domicile: Alabama

         (3)      CUNA Mutual Insurance Agency of New Mexico, Inc.
                  Business: Brokerage of Corporate & Personal Lines
                  June 10, 1993*
                  State of domicile: New Mexico

         (4)      CUNA Mutual Insurance Agency of Hawaii, Inc.
                  Business: Property & Casualty Agency
                  June 10, 1993*
                  State of domicile: Hawaii

         (5)      CUNA Mutual Casualty Insurance Agency of Mississippi, Inc.
                  Business: Property & Casualty Agency
                  June 24, 1993 *
                  State of domicile: Mississippi

         (6)      CUNA Mutual Insurance Agency of Kentucky, Inc.
                  Business: Brokerage of Corporate & Personal Lines October 5, 1994*
                  State of domicile: Kentucky

         (7)      CUNA Mutual Insurance Agency of Massachusetts, Inc.
                  Business: Brokerage of Corporate & Personal Lines January 27, 1995*
                  State of domicile: Massachusetts

2.       C.U.I.B.S. Pty. Ltd.
         Business: Brokerage
         February 18,1981*
         Country of domicile: Australia

3.       CUNA Caribbean Insurance Society Limited
         Business:  Life and Health
         July 4, 1985*
         Country of domicile:  Trinidad and Tobago

4.       CUNA Mutual Australia Holding Co. Pty. Ltd.
         Business: Holding Company
         September 17, 1999*
         Country of domicile: Australia

CUNA Mutual Australia Holding Co. Pty. Ltd is the owner of the following subsidiary:

(1)      CUNA Mutual Life Australia, Ltd.
         Business: Life insurance
         October 15, 1999
         Australia

5.       CUNA Mutual Group, Limited
         Business: Brokerage
         May 27, 1998
         Country of domicile: U.K.

* Dates shown are dates of acquisition, control or organization.

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.       C. U. Family Insurance Services, Inc./Colorado
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Colleague Services Corporation
         September 1, 1981

2.       C. U. Insurance Services, Inc./Oregon
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Oregon Credit Union League
         December 27, 1989

3.       The CUMIS Group Limited
         63.3% ownership by CUNA Mutual Insurance Society (as of 12-31 -96)

4. MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. (CIMCO)) 50% ownership by CUNA Mutual Investment Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         January 1, 1992

5.       CUNA Mutual Insurance Agency of Ohio, Inc.
         1% of value owned by Boris Natyshak (CUNA Mutual Employee) subject to a voting trust agreement, Michael B. Kitchen as Voting Trustee.
         99% of value-owned by CUNA Mutual Insurance Agency, Inc. Due to Ohio regulations, CUNA Mutual Insurance Agency, Inc. holds no voting stock in this corporation.
         June 14, 1993

6.       SECURITY Management Company, Ltd. (Hungary)
         90% ownership by CUNA Mutual Insurance Society
         10% ownership by: Federation of Savings Cooperatives
                                    Savings Cooperative of Szoreg
                                    Savings Cooperative of Szekkutas
                   (collectively called Hungarian Associates)
         September 5, 1992

7.       CMG Mortgage Insurance Company
         50% ownership by CUNA Mutual Investment Corporation 50% ownership by PMI Mortgage Insurance Co.
         April 14, 1994

8.       Cooperators Life Assurance Society Limited (Jamaica)
         CUNA Mutual Insurance Society owns 122,500 shares
         Jamaica Co-op Credit Union League owns 127,500 shares
         May 10, 1990

9.       CU Interchange Group, Inc.
         Owned by CUNA Strategic Services, Inc. and various state league organizations
         December 15, 1993 - CUNA Mutual Investment Corporation purchased 100 shares stock

10.      CMG Mortgage Reinsurance Company
         50% ownership by CUNA Mutual Investment Corporation
         50% ownership by PMI Insurance Company
         July 26, 1999

11.      Credit Union Service Corporation
         Owned by Credit Union National Association, Inc. and 18 state league organizations
         March 29, 1996 - CUNA Mutual Investment Corporation purchased 1,300,000 shares of stock

12.      finsure.australia limited
         50% ownership by CUNA Mutual Australia Holding Company Pty. Limited 50% ownership by CUSCAL
         October 15, 1999

13.      CUNA Strategic Services, Inc.
         CUNA Mutual Insurance Society owns 200.71 shares
         December 31, 1999

Partnerships

1.       CM CUSO Limited Partnership, a Washington Partnership
         CUMIS Insurance Society, Inc. - General Partner
         Credit Unions in Washington - Limited Partners
         June 14, 1993

Limited Liability Companies

1.       "Sofia LTD." (Ukraine)
         99.96% CUNA Mutual Insurance Society
         .04% CUMIS Insurance Society, Inc.
         March 6, 1996

2.       'FORTRESS' (Ukraine)
         80% "Sofia LTD."
         19% The Ukrainian National Association of Savings and Credit Unions 1% Service Center by UNASCU
         September 25, 1996

3.       MEMBERS Development Company LLC
         49 % CUNA Mutual Investment Corporation
         51% Credit Unions & CUSOs
         September 24, 1999

4.       The Center for Credit Union Innovation LLC
         33.3% ownership by CUNA Mutual Insurance Society 33.3% ownership by CUNA & Affiliates 33.3% ownership by American Association of Credit Union Leagues
         January 5, 2000

Affiliated (Nonstock)

1.       MEMBERS Prime Club, Inc.
         August 8, 1978

2.       CUNA Mutual Group Foundation, Inc.
         July 5, 1967

3.       CUNA Mutual Life Insurance Company
         July 1, 1990

                       CUNA Mutual Life Insurance Company
                  ORGANIZATIONAL CHART AS OF September 22, 2000

CUNA Mutual Life Insurance Company
An Iowa mutual life insurance company
Fiscal Year End: December 31

CUNA Mutual Life Insurance Company is the controlling company for the following subsidiaries:

1. MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. (CIMCO)) An Iowa Business Act Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         50% ownership by CUNA Mutual Investment Corporation
         July 16, 1982

         MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. (CIMCO)) is the investment adviser of:
         Ultra Series Fund
         MEMBERS Mutual Funds

2.       Plan America Program, Inc.
         A Maine Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company
         March 9, 1995

3.       CMIA Wisconsin Inc.
         A Wisconsin Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company
         May 29, 1998

Item 25.  Indemnification

Each officer, Trustee or agent of the Ultra Series Fund shall be indemnified by the Ultra Series Fund to the full extent permitted under the General Laws of the State of Massachusetts and the Investment Company Act of 1940, as amended, except that such indemnity shall not protect any such person against any liability to the Ultra Series Fund or any shareholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct"). Indemnification shall be made when (1) a final decision on the merits is made by a court or other body before whom the proceeding was brought, that the person to be indemnified was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (a) the vote of a majority of the quorum of Trustees who are not "interested persons" of the Ultra Series Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940, or (b) an independent legal counsel in a written opinion. The Ultra Series Fund may, by vote of a majority of a quorum of Trustees who are not interested persons, advance attorneys' fees or other expenses incurred by officers, Trustees, Investment Advisers or principal underwriters, in defending a proceeding upon the undertaking by or on behalf of the person to be indemnified to repay the advance unless it is ultimately determined that he is entitled to indemnification. Such advance shall be subject to at least one of the following: (1) the person to be indemnified shall provide a security for his undertaking, (2) the Ultra Series Fund shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the disinterested non-party Trustees of the Ultra Series Fund, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the person to be indemnified ultimately will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 26.  Business and Other Connections of Investment Adviser

The Investment Adviser for the Ultra Series Fund is MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) See Part A MANAGEMENT OF THE ULTRA SERIES FUND, The Investment Adviser for a more complete description. The officers and directors of the Investment Adviser are as follows:

NAME/ADDRESS               POSITION HELD

Michael S. Daubs           MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     President
Madison, WI 53705          1982-Present
                           Director
                           1995-Present

                           CUNA Mutual Insurance Society
                           Chief Officer - Investment
                           1990-Present

                           CUNA Mutual Life Insurance Company
                           Chief Officer - Investment
                           1989-Present

Kimberly M. Gant           MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Assistant Treasurer
Madison, WI 53705          1999-Present

Tracy K. Gunderson         MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Assistant Secretary
Madison, WI 53705          1999-Present

Lawrence R. Halverson      MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Senior Vice President
Madison, WI 53705          1996-Present
                           Vice President
                           1988-Present
                           Secretary
                           1992-1999

                           CUNA Brokerage Services, Inc.
                           President
                           1996-1998
                           Director
                           1996-Present

Joyce A. Harris            MEMBERS Capital Advisors, Inc.
PO Box 7130                Director and Chair
Madison, WI  53707         1992 - Present

                           Telco Community Credit Union
                           President, Chief Executive Officer
                           1978- Present

James C. Hickman           MEMBERS Capital Advisors, Inc.
975 University Avenue      Director
Madison, WI 53706          1992 - Present

                           University of Wisconsin
                           Professor
                           1972 - Present

Mary E. Hoffmann           MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Treasurer
Madison, WI 53705          2000 - Present

Michael B. Kitchen         MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Director
Madison, WI 53705          1995 - Present

                           CUNA Mutual Insurance Society
                           President and Chief Executive Officer
                           1995- Present

                           CUNA Mutual Life Insurance Company
                           President and Chief Executive Officer
                           1995 - Present

Daniel J. Larson           MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Vice President
Madison, WI 53705          1995 - Present

Thomas J. Merfeld          MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Senior Vice President & Secretary
Madison, WI 53705          2000 - Present
                           Vice President
                           1994 - 2000

George A. Nelson           MEMBERS Capital Advisors, Inc.
PO Box 44965               Director and Vice Chair
Madison, WI 53744          1992 - Present

                           Evening Telegram Co. - WISC-TV
                           Vice President
                           1982 - Present

Jeffrey B. Pantages        MEMBERS Capital Advisors, Inc.
5910 Mineral Point Rd.     Senior Vice President
Madison, WI 53705          1998-Present

Item 27.  Distributor

a. CUNA Brokerage Services, Inc., a registered broker-dealer, is the principal Distributor of the shares of the Ultra Series Fund. CUNA Brokerage Services, Inc. does not act as principal underwriter, depositor or investment adviser for any investment company other than the Registrant, MEMBERS Mutual Funds, CUNA Mutual Life Variable Account, and CUNA Mutual Life Variable Annuity Account.

b.   Officers and Directors of CUNA Brokerage.

Name and Principal                  Positions and Offices              Positions and Offices
Business Address                    With the Underwriter               With Registrant

Joseph L. Bauer*                    Assistant Treasurer                Finance Reporting Operations Manager

Wayne A. Benson*                    Director & President               Chief Officer - Sales

Donna C. Blankenheim*               Assistant Secretary                Vice President
                                                                       Corporate Secretary

Timothy L. Carlson**                Assistant Treasurer                None

Jan C. Doyle*                       Assistant Secretary                Corporate Services Manager

Mark Eisenmann*                     Assistant Compliance               Assistant Director - Insurance & Officer
                                    Securities Market

David S. Emery*                     Vice President                     Division Vice President Credit Union
9500 Cleveland Ave. #210                                               Services
Rancho Cucamonga, CA 91730

John C. Fritsche                    Assistant Vice President           None
4455 LBJ Freeway
Suite 1108
Dallas, TX 75244

James E. Gowan*                     Director                           Vice President Relationship Management
                                                                       Sales

Tracy K. Gunderson*                 Assistant Secretary                Recording Secretary/Technical Writer

Lawrence R. Halverson*              Director                           None

John W. Henry*                      Director & Vice President          Vice President

Michael G. Joneson*                 Secretary & Treasurer              Forecasting & Planning Vice President,
                                                                       Finance
Daniel J. LaRocque*                 Vice President                     Vice President & Deputy General
                                                                       Counsel

Marcia L. Martin**                  Director & Assistant Vice          Assistant Vice President
                                    President                          Broker/Dealer Ops

Campbell D. McHugh*                 Compliance Officer                 Assistant Vice President, Associate
                                                                       General Counsel

Daniel E. Meylink, Sr.*             Director                           Chief Officer - Members Services

Andrew C. Osen*                     Associate Compliance               Assistant Counsel
                                    Officer

Faye A. Patzner*                    Vice President - General           Senior Vice President and General
                                    Counsel                            Counsel

Brian L. Schroeder*                 Associate Compliance               Assistant Director, Insurance &
                                    Officer                            Securities Market

Barbara L. Secor**                  Assistant Secretary                None

Helen W. Wagabaza*                  Assistant Secretary                Recording Secretary/Technical Writer

John W. Wiley*                      Associate Compliance Officer       Assistant Director, Insurance Market
                                                                       Conduct


*The  principal  business  address of these persons is: 5910 Mineral Point Road, Madison,  Wisconsin 53705.

**The principal business address of these persons is:  2000 Heritage Way, Waverly, Iowa 50677.


c. There have been no commissions or other compensation paid by Registrant to unaffiliated principal underwriters.

Item 28.  Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by:

a.       CUNA Mutual Life Insurance Company
         2000 Heritage Way
         Waverly,  Iowa 50677

b.       MEMBERS Capital Advisors, Inc.
         5910 Mineral Point Road
         Madison, Wisconsin 53705

c        CUNA Mutual Insurance Society
         5910 Mineral Point Road
         Madison, Wisconsin 53705

d.       State Street Bank & Trust Company
         225 Franklin Street
         Boston, Massachusetts 02110

Item 29.  Management Services

     Not applicable.

Item 30.  Undertakings

     Not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Madison, State of Wisconsin, on the 28th day of September, 2000.



                                               Ultra Series Fund


                                               By: /s/ Michael S. Daubs
                                                   --------------------
                                                   Michael S. Daubs
                                                   President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE                            DATE


/s/ Gwendolyn M. Boeke*
Gwendolyn M. Boeke
Trustee


/s/ Robert M. Buckingham                       September 28, 2000
Robert M. Buckingham
Assistant Secretary


/s/ Michael S. Daubs                           September 28, 2000
Michael S. Daubs
President and Trustee


/s/ Alfred L. Disrud*
Alfred L. Disrud
Trustee


/s/ Lawrence R. Halverson                      September 28, 2000
Lawrence R. Halverson
Vice President, Secretary and Trustee


/s/ Michael G. Joneson                         September 28, 2000
Michael G. Joneson
Treasurer and Assistant Secretary


/s/ Thomas C. Watt*
Thomas C. Watt
Trustee

/s/ Kevin S. Thompson                          September 28, 2000
Kevin S. Thompson
Attorney-In-Fact

*Pursuant to Powers of Attorney.

                              INDEX TO EXHIBITS TO

                                  FORM N-1A FOR

                                ULTRA SERIES FUND


Item 23.  Exhibits:

(d)  3.   Amendment No. 2 to Management Agreement effective October 15, 2000.

     5.   Investment  Sub-Advisory  Agreement  Between  Between  MEMBERS Capital
          Advisors,   Inc.  (f/k/a  CIMCO  Inc.)  and  Lazard  Asset  Management
          effective October 15, 2000.

     6. Investment Sub-Advisory Agreement Between Between MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc.) and Massachusetts Financial Services effective October 15, 2000.

     7.   Investment  Sub-Advisory  Agreement  Between  Between  MEMBERS Capital
          Advisors,   Inc.  (f/k/a  CIMCO  Inc.)  and  Oppenheimer  Funds,  Inc.
          effective October 15, 2000.

(g)  3.   Amendment to Mutual Fund Custody Agreement effective December 2, 1999.

     4. Amendment No. 2 to Mutual Fund Custody Agreement effective October 15, 2000.

(j)  1.   Consent of  PricewaterhouseCoopers  LLP. To be filed by post-effective amendment.

     2.   Consent of KPMG LLP. To be filed by post-effective amendment.

(l)  1.   Subscription  Agreement  between  Ultra  Series  Fund and CUNA  Mutual
          Insurance Society effective October 31, 2000.

     2. Subscription Agreement between Ultra Series Fund and CUMIS Insurance Society effective October 31, 2000.

(m)  3.   Supplement No. 2 to Distribution Plan effective October 15, 2000.


Other Exhibits

     Powers of Attorney

                                  Exhibit (d) 3

                                 AMENDMENT NO. 2
                              MANAGEMENT AGREEMENT


         Effective October 15, 2000, pursuant to adoption by the Board of Trustees on September 7, 2000, the following amendments are made to the Ultra Series Fund Management Agreement dated February 5, 1997.

     1. Paragraph No. 1 of the Recitals section of the Management Agreement is amended to read as follows:

                  "1. The fund is a series-type,  open-end management investment company registered under the Investment Company Act of 1940, as amended (the 1940 Act) that currently consists of ten investment portfolios (each, a Series) designated as Money Market, Bond, Balanced, High Income, Growth and Income, Mid-Cap Stock, Capital Appreciation, Emerging Growth, International Stock, and Global Securities Funds, each such Series having its own investment objective;"

     2. Article 3 entitled Compensation of Manager is amended to add the following annual rate to the current list of rates:

         "High Income                       0.75%"
         "Emerging Growth                   0.85%"
         "International Stock               1.20%"
         "Global Securities                 0.95%"

                                               Ultra Series Fund

                                               By:      /s/ L.R. Halverson
                                               Name:  Lawrence R. Halverson
                                               Title:    Senior Vice President
ATTEST:

/s/ Renee Benoy

                                               CIMCO Inc.

                                               By:     /s/ Michael S. Daubs
                                                       Michael S. Daubs
President
ATTEST:

/s/ Candy Davis

                                  Exhibit (d) 5

                        INVESTMENT SUB-ADVISORY AGREEMENT
                             Lazard Asset Management

         THIS INVESTMENT SUB-ADVISORY AGREEMENT ("Agreement"), effective the 15th day of October, 2000, by and between CIMCO Inc., an Iowa corporation (the "Adviser"), and Lazard Asset Management, a division of Lazard Freres & Co. LLC, a New York limited liability company (the "Sub-Adviser").

         Adviser and Sub-Adviser agree as follows:

1. Adviser hereby engages the services of Sub-Adviser in connection with Adviser's management of the International Stock Portfolio (the "Portfolio") of the Ultra Series Fund (the "Fund"). Adviser intends to use a manager of managers approach to the management of the Portfolio, as well as other portfolios in the Fund. Therefore, the number of sub-advisers, the named sub-adviser, and the percentage of assets of the Portfolio managed by each sub-adviser will be determined by the Fund's Board of Trustees and CIMCO from time to time. Pursuant to this Agreement and subject to the oversight and supervision by Adviser and the officers and the Board of Trustees of the Fund, Sub-Adviser shall manage the investment and reinvestment of the assets of the Portfolio as requested by CIMCO. Adviser shall be responsible for determining the asset allocation of the Portfolio between three classes of securities: 1) securities contained in the EAFE index, 2) international small-cap securities, and 3) emerging markets securities. A different subadvisory fee will be paid for each of these three classes as described in Section 9.

2. Sub-Adviser hereby accepts employment by Adviser in the foregoing capacity and agrees, at its own expense, to render the services set forth herein and to provide the office space, furnishings, equipment and personnel required by it to perform such services on the terms and for the compensation provided in this Agreement.

3. In particular, Sub-Adviser shall furnish continuously an investment program for the Portfolio and shall determine from time to time in its discretion the securities and other investments to be purchased or sold or exchanged and what portions of the Portfolio shall be held in various securities, cash or other investments. Sub-Adviser shall provide Adviser and the officers and Trustees of the Fund with such reports and documentation as the latter shall reasonably request regarding Sub-Adviser's management of the Portfolio's assets.

4. Sub-Adviser shall carry out its responsibilities under this Agreement in compliance with: (a) the Portfolio's investment objective, policies and restrictions as set forth in the Fund's current registration statement, (b) such policies or directives as the Fund's Trustees may from time to time establish or issue, and (c) applicable law and related regulations. Adviser shall promptly notify Sub-Adviser of changes to (a) or (b) above and shall notify Sub-Adviser of changes to (c) above promptly after it becomes aware of such changes.

5. Sub-Adviser shall take all actions which it considers necessary to implement the investment policies of the Portfolio, and in particular, to place all orders for the purchase or sale of securities or other investments for the Portfolio with brokers or dealers selected by it, and to that end, Sub-Adviser is authorized as the agent of the Fund to give instructions to the Fund's custodian as to deliveries of securities or other investments and payments of cash for the account of the Portfolio. In connection with the selection of brokers or dealers and the placing of purchase and sale orders with respect to investments of the Portfolio, Sub-Adviser is directed at all times to seek to obtain best execution and price within the policy guidelines determined by the Fund's board of Trustees and set forth in the Fund's current registration statement.

         In addition to seeking the best price and execution, Sub-Adviser may also take into consideration research and statistical information and wire and other quotation services provided by brokers and dealers to Sub-Adviser. Sub-Adviser is also authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if it determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or Sub-Adviser's overall responsibilities with respect to the Portfolio. The policies with respect to brokerage allocation, determined from time to time by the Fund's board of Trustees are those disclosed in the Fund's currently effective registration statement. Sub-Adviser will periodically evaluate the statistical data, research and other investment services provided to it by brokers and dealers. Such services may be used by Sub-Adviser in connection with the performance of its obligations under this Agreement or in connection with other advisory or investment operations including using such information in managing its own accounts.

6. Sub-Adviser's services under this Agreement are not exclusive. Sub-Adviser may provide the same or similar services to other clients provided that the Adviser is not treated less favorably than other clients of Sub-Adviser. Sub-Adviser shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Adviser, the Fund or the Portfolio or otherwise be deemed agents of the Adviser, the Fund or the Portfolio.

7. Sub-Adviser is registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Sub-Adviser shall remain so registered throughout the term of this Agreement and shall notify Adviser immediately if Sub-Adviser ceases to be so registered as an investment adviser.

8. Sub-Adviser or an affiliated person of Sub-Adviser may act as broker for the Portfolio in connection with the purchase or sale of securities or other investments for the Portfolio, subject to: (a) the requirement that Sub-Adviser seek to obtain best execution and price within the policy guidelines determined by the Fund's board of Trustees and set forth in the Fund's current registration statement; (b) the provisions of the Advisers Act; (c) the provisions of the Securities Exchange Act of 1934, as amended; and (d) other applicable provisions of law. Such brokerage services are not within the scope of the duties of Sub-Adviser under this Agreement. Subject to the requirements of applicable law and any procedures adopted by Fund's board of Trustees, Sub-Adviser or its affiliated persons may receive brokerage commissions, fees or other remuneration from the Portfolio or the Fund for such services in addition to Sub-Adviser's fees for services under this Agreement.

9. For the services rendered, the facilities furnished and the expenses assumed by Sub-Adviser, Adviser shall pay Sub-Adviser at the end of each quarter a fee based on the average daily net assets of the securities in each of the following classes of the Portfolio at the following annual rates:

                  EAFE:

                           First $25 million         0.65%
                           Next $25 million          0.55%
                           Above $50 million         0.50%

                  Small-cap                          0.75%

                  Emerging markets                   1.05%

Sub-Adviser's fee shall be accrued daily at 1/365th of the applicable annual rate set forth above. For the purpose of accruing compensation, the net assets of the Portfolio shall be determined in the manner and on the dates set forth in the current prospectus of the Fund, and, on days on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the next day on which the net assets shall have been determined. In the event of termination of this Agreement, all compensation due through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within thirty business days of the date of termination.

         During any period when the determination of net asset value is suspended, the net asset value of the Portfolio as of the last business day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of each succeeding business day until it is again determined.

10. Sub-Adviser hereby undertakes and agrees to maintain, in the form and for the period required by Rule 31a-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), all records relating to the Portfolio's investments within the control of Sub-Adviser that are required to be maintained by the Fund pursuant to the requirements of Rule 31a-1 under the 1940 Act.

         Sub-Adviser agrees that all books and records which it maintains for the Portfolio or the Fund are the property of the Fund and further agrees to surrender promptly to the Adviser or the Fund any such books, records or information upon the Adviser's or the Fund's request. All such books and records shall be made available, within five business days of a written request, to the Fund's accountants or auditors during regular business hours at Sub-Adviser's offices. Adviser and the Fund or either of their authorized representative shall have the right to copy any records in the possession of Sub-Adviser which pertain to the Portfolio or the Fund. Such books, records, information or reports shall be made available to properly authorized government representatives consistent with state and federal law and/or regulations. In the event of the termination of this Agreement, all such books, records or other information shall be returned to Adviser or the Fund free from any claim or assertion of rights by Sub-Adviser.

11. Sub-Adviser agrees that it will not disclose or use any records or information obtained pursuant to this Agreement in any manner whatsoever except as authorized in this Agreement and that it will keep confidential any information obtained pursuant to this Agreement and disclose such information only if Adviser or the Fund has authorized such disclosure, or if such disclosure is required by federal or state regulatory authorities provided, however, the Sub-Adviser may disclose the name of the Fund on any representative client list and may include the performance of the subportfolios in any composite of performance.

12. In the absence of willful misfeasance, bad faith or gross negligence on the part of Sub-Adviser or its officers, Trustees or employees, or reckless disregard by Sub-Adviser of its duties under this Agreement, Sub-Adviser shall not be liable to Adviser, the Portfolio, the Fund or to any shareholder of the Portfolio for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services. Nothing herein shall be deemed to waive any right the Adviser of the Fund may have against the Sub-Adviser under federal or state securities or other laws.

13. This Agreement shall not become effective unless and until it is approved by the board of Trustees of the Fund, including a majority of Trustees who are not parties to this Agreement or interested persons of any such party to this Agreement. This Agreement shall come into full force and effect on the date which it is so approved. This Agreement shall continue in effect for two years and shall thereafter continue in effect from year to year so long as such continuance is specifically approved at least annually by (i) the board of Trustees of the Fund, or by the vote of a majority of the outstanding shares of the class of stock representing an interest in the Portfolio; and (ii) a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

14. This Agreement may be terminated at any time without the payment of any penalty, by the Fund's board of Trustees, or by vote of a majority of the outstanding shares of the class of stock representing an interest in the Portfolio on sixty days written notice to the Adviser and Sub-Adviser, or by the Adviser, or by the Sub-Adviser, on sixty days written notice to the other. This Agreement shall automatically terminate in the event of its assignment or in the event of the termination of the investment advisory agreement between the Adviser and the Fund regarding the Adviser's management of the Portfolio.

15. This Agreement may be amended by either party only if such amendment is specifically approved by a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

16. The terms "assignment", "affiliated person" and "interested person", when used in this Agreement, shall have the respective meanings specified in the 1940 Act. The term "majority of the outstanding shares of the class" means the lesser of (a) 67% or more of the shares of such class present at a meeting if more than 50% of such shares are present or represented by proxy or (b) more than 50% of the shares of such class.

17. This Agreement shall be construed in accordance with laws of the Iowa, and applicable provisions of the Advisers Act and 1940 Act.

18. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                               CIMCO Inc.


                                               By:
                                                     Michael S. Daubs, President

ATTEST:



                                               Lazard Asset Management
                                               a Division of Lazard Freres
                                                & Co. LLC


                                               By:

                                               Title:

ATTEST:

                                  Exhibit (d) 6

                        INVESTMENT SUB-ADVISORY AGREEMENT
                    Massachusetts Financial Services Company

         THIS INVESTMENT SUB-ADVISORY AGREEMENT ("Agreement"), effective as of the 15th day of October, 2000, by and between CIMCO Inc., an Iowa corporation (the "Adviser"), and Massachusetts Financial Services Company, a Delaware corporation (the "Sub-Adviser").

         Adviser and Sub-Adviser agree as follows:

1. Adviser hereby engages the services of Sub-Adviser in connection with Adviser's management of the Emerging Growth Fund and High Income Fund (the "Portfolios") of the Ultra Series Fund (the "Fund"). Adviser intends to use a manager of managers approach to the management of the Portfolios, as well as other portfolios in the Fund. Therefore, the number of sub-advisers, the named sub-adviser, and the percentage of assets of the Portfolios managed by each sub-adviser will be determined by the Fund's Board of Trustees and CIMCO from time to time. The Sub-Adviser will be given thirty (30) days written notice of all changes effecting this Agreement or the Sub-Adviser's role hereunder. Pursuant to this Agreement and subject to the oversight and supervision by Adviser and the officers and the Board of Trustees of the Fund, Sub-Adviser shall manage the investment and reinvestment of the assets of the Portfolios as requested by CIMCO.

2. Sub-Adviser hereby accepts employment by Adviser in the foregoing capacity and agrees, at its own expense, to render the services set forth herein and to provide the office space, furnishings, equipment and personnel required by it to perform such services on the terms and for the compensation provided in this Agreement.

3. In particular, Sub-Adviser shall furnish continuously an investment program for the Portfolios and shall determine from time to time in its discretion the securities and other investments to be purchased or sold or exchanged and what portions of the Portfolios shall be held in various securities, cash or other investments. In this connection, Sub-Adviser shall provide Adviser and the officers and Trustees of the Fund with such reports and documentation as the latter shall reasonably request regarding Sub-Adviser's management of the Portfolios' assets.

4. Sub-Adviser shall carry out its responsibilities under this Agreement in compliance with: (a) the Portfolios' investment objective, policies and restrictions as set forth in the Fund's current registration statement, (b) such policies or directives as the Fund's Trustees may from time to time establish or issue, and (c) applicable law and related regulations. Adviser shall promptly notify Sub-Adviser of changes to (a) or (b) above and shall notify Sub-Adviser of changes to (c) above promptly after it becomes aware of such changes. Such information shall not be deemed effective with respect to the Sub-Adviser until three business days after Sub-Advisers receipt thereof.

5. The Sub-Adviser and Adviser acknowledge that the Sub-Adviser is not the compliance agent for the Fund or for the Adviser, and does not have access to all of the Fund's or the Portfolios' books and records necessary to perform certain compliance testing. To the extent that the Sub-Adviser has agreed to perform the services specified in this Agreement in accordance with the Fund's registration statement, the Fund's Declaration of Trust, the Portfolios' prospectuses and any policies adopted by the Fund's Board of Trustees applicable to the Portfolios, and in accordance with applicable law, the Sub-Adviser shall perform such services based upon its books and records with respect to the Portfolios, which comprise a portion the Portfolios' books and records, and upon information and written instructions received from the Fund or the Adviser, and shall not be held responsible under this Agreement so long as it performs such services in accordance with this Agreement, the policies of the Fund's Board of Trustees and applicable law based upon such books and records and such information and instructions provided by the Fund or the Adviser. The Adviser shall promptly provide the Sub-Adviser with copies of the Fund's registration statement, the Fund's Declaration of Trust, the Portfolios currently effective prospectus and any written policies or procedures adopted by the Fund's Board of Trustees applicable to the Portfolios and any amendments or revisions thereto.

6. Sub-Adviser shall take all actions which it considers necessary to implement the investment policies of the Portfolios, and in particular, to place all orders for the purchase or sale of securities or other investments for the Portfolios with brokers or dealers selected by it, and to that end, Sub-Adviser is authorized as the agent of the Fund to give instructions to the Fund's custodian as to deliveries of securities or other investments and payments of cash for the account of the Portfolios. In connection with the selection of brokers or dealers and the placing of purchase and sale orders with respect to investments of the Portfolios, Sub-Adviser is directed at all times to seek to obtain best execution and price within the policy guidelines determined by the Fund's board of Trustees and set forth in the Fund's current registration statement.

         In addition to seeking the best price and execution, Sub-Adviser may also take into consideration research and statistical information and wire and other quotation services provided by brokers and dealers to Sub-Adviser. Sub-Adviser is also authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if it determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or Sub-Adviser's overall responsibilities with respect to the Portfolios. The policies with respect to brokerage allocation, determined from time to time by the Fund's board of Trustees are those disclosed in the Fund's currently effective registration statement. Sub-Adviser will periodically evaluate the statistical data, research and other investment services provided to it by brokers and dealers. Such services may be used by Sub-Adviser in connection with the performance of its obligations under this Agreement or in connection with other advisory or investment operations including using such information in managing its own accounts.

7. On occasions when Sub-Adviser deems the purchase or sale of a security to be in the best interest of the Portfolios as well as other clients of the Sub-Adviser, the Sub-Adviser to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be purchased or sold to attempt to obtain a more favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transactions, will be made by the Sub-Adviser in the manner the Sub-Adviser considers to be the most equitable and consistent with its fiduciary obligations to the Portfolios and to its other clients.

         Unless the Adviser gives the Sub-Adviser written instructions to the contrary, the Sub-Adviser shall use its good faith judgment in a manner which it reasonably believes best serves the interests of the Portfolios' shareholders to vote or abstain from voting all proxies solicited by or with respect to the issuers of securities in which assets of the Portfolios may be invested.

8. Sub-Adviser's services under this Agreement are not exclusive. Sub-Adviser may provide the same or similar services to other clients provided that the Adviser is not treated less favorably than other clients of Sub-Adviser. Sub-Adviser shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Adviser, the Fund or the Portfolios or otherwise be deemed agents of the Adviser, the Fund or the Portfolios.

9. Sub-Adviser is registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Sub-Adviser shall remain so registered throughout the term of this Agreement and shall notify Adviser immediately if Sub-Adviser ceases to be so registered as an investment adviser.

10. Sub-Adviser or an affiliated person of Sub-Adviser may act as broker for the Portfolios in connection with the purchase or sale of securities or other investments for the Portfolios, subject to: (a) the requirement that Sub-Adviser seek to obtain best execution and price within the policy guidelines determined by the Fund's board of Trustees and set forth in the Fund's current registration statement; (b) the provisions of the Advisers Act; (c) the provisions of the Securities Exchange Act of 1934, as amended; and (d) other applicable provisions of law. Such brokerage services are not within the scope of the duties of Sub-Adviser under this Agreement. Subject to the requirements of applicable law and any procedures adopted by Fund's board of Trustees, Sub-Adviser or its affiliated persons may receive brokerage commissions, fees or other remuneration from the Portfolios or the Fund for such services in addition to Sub-Adviser's fees for services under this Agreement.

11. For the services rendered, the facilities furnished and the expenses assumed by Sub-Adviser, Adviser shall pay Sub-Adviser at the end of each month a fee based on the average daily net assets of the Portfolios at the following annual rates:

                  High Income Fund:

                  First $100 million        0.375%
                  Next $150 million          0.35%
                  Next $250 million         0.325%
                  Above $500 million         0.30%

                  Emerging Growth Fund:

                  First $200 million        0.45%
                  Above $200 million        0.40%

Sub-Adviser's fee shall be accrued daily at 1/365th of the applicable annual rate set forth above. For the purpose of accruing compensation, the net assets of the Portfolios shall be determined in the manner and on the dates set forth in the current prospectus of the Fund, and, on days on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the next day on which the net assets shall have been determined. In the event of termination of this Agreement, all compensation due through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within thirty business days of the date of termination.

         During any period when the determination of net asset value is suspended, the net asset value of the Portfolios as of the last business day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of each succeeding business day until it is again determined.

12. Sub-Adviser hereby undertakes and agrees to maintain, in the form and for the period required by Rule 31a-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), all records relating to the Portfolios' investments that are generated in connection with the Sub-Advisers provision of services hereunder and are required to be maintained by the Fund pursuant to the requirements of Rule 31a-1 under the 1940 Act.

         Sub-Adviser agrees that all books and records which it maintains for the Portfolios or the Fund are the property of the Fund and further agrees to surrender promptly to the Adviser or the Fund any such books, records or information upon the Adviser's or the Fund's request. All such books and records shall be made available, within five business days of a written request, to the Fund's accountants or auditors during regular business hours at Sub-Adviser's offices. Adviser and the Fund or either of their authorized representative shall have the right to copy any records in the possession of Sub-Adviser which pertain to the Portfolios or the Fund. Such books, records, information or reports shall be made available to properly authorized government representatives consistent with state and federal law and/or regulations. In the event of the termination of this Agreement, all such original books, records or other information shall be returned to Adviser or the Fund free from any claim or assertion of rights by Sub-Adviser.

13. Sub-Adviser agrees that it will not disclose or use any records or information obtained pursuant to this Agreement in any manner whatsoever except as authorized in this Agreement and that it will keep confidential any non-public information obtained pursuant to this Agreement and disclose such information only if Adviser or the Fund has authorized such disclosure, or if such disclosure is required by federal or state regulatory authorities provided, however, the Sub-Adviser may disclose the name of the Fund on any representative client list and may include the performance of the Portfolios in any composite of performance.

14. In the absence of willful misfeasance, bad faith or gross negligence on the part of Sub-Adviser or its officers, Trustees or employees, or reckless disregard by Sub-Adviser of its duties under this Agreement, Sub-Adviser shall not be liable to Adviser, the Portfolio, the Fund or to any shareholder of the Portfolio for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services.

15.      a.       Adviser represents and warrants that:

     (1) Adviser is registered with the U.S. Securities and Exchange Commission under the Advisers Act. The Adviser shall remain so registered throughout the term of this Agreement and shall notify Sub-Adviser immediately if Adviser ceases to be so registered as an investment adviser;

     (2) The Adviser is a corporation duly organized and validly existing under the laws of the State of Iowa with the power to own and possess its assets and carry on its business as it is now being conducted;

     (3) The execution, delivery and performance by the Adviser of this Agreement are within the Adviser's powers and have been duly authorized by all necessary action on the part of its directors, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Adviser for the execution, delivery and performance of this Agreement by the parties hereto, and the execution, delivery and performance of this Agreement by the parties hereto does not contravene or constitute a default under: (a) any provision of applicable law, rule or regulation; (b) the Advisers Articles of Incorporation or Bylaws; or (c) any agreement, judgment, injunction, order, decree or other instruments binding upon the Adviser;

     (4) This Agreement is a valid and binding Agreement of the Adviser;

     (5) The Adviser has provided the Sub-Adviser with a copy of its Form ADV as most recently filed with the Securities and Exchange Commission ("SEC") and the Adviser further represents that it will, within a reasonable time after filing any amendment to its Form ADV with the SEC furnish a copy of such amendments to the Sub-Adviser. The information contained in the Adviser's Form ADV is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and

     (6) The Adviser acknowledges that it received a copy of the Sub-Adviser's current Form ADV, at least 48 hours prior to the execution of this Agreement and has delivered a copy of the same to the Fund.

     b. Sub-Adviser represents and warrants that:

     (1) Sub-Adviser is registered with the U.S. Securities and Exchange Commission under the Advisers Act. The Sub-Adviser shall remain so registered throughout the term of this Agreement and shall notify Adviser immediately if Sub-Adviser ceases to be so registered as an investment adviser;

     (2) The Sub-Adviser is a corporation duly organized and validly existing under the laws of the State of Delaware with the power to own and possess its assets and carry on its business as it is now being conducted;

     (3) The execution, delivery and performance by the Sub-Adviser of this Agreement are within the Sub-Adviser's powers and have been duly authorized by all necessary action on the part of its directors, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Sub-Adviser for the execution, delivery and performance of this Agreement by the parties hereto, and the execution, delivery and performance of this Agreement by the parties hereto does not contravene or constitute a default under: (a) any provision of applicable law, rule or regulation; (b) the Sub-Advisers Articles of Incorporation or Bylaws; or (c) any agreement, judgment, injunction, order, decree or other instruments binding upon the Sub-Adviser;

     (4) This Agreement is a valid and binding Agreement of the Sub-Adviser;

     (5) The Sub-Adviser has provided the Adviser with a copy of its Form ADV as most recently filed with the SEC and the Sub-Adviser further represents that it will, within a reasonable time after filing any amendment to its Form ADV with the SEC furnish a copy of such amendments to the Adviser. The information contained in the Sub-Adviser's Form ADV is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and

     (6) The Sub-Adviser acknowledges that it received a copy of the Adviser's current Form ADV, at least 48 hours prior to the execution of this Agreement and has delivered a copy of the same to the Fund.

16. The Adviser will not use, and will not permit the Fund to use, the Sub-Adviser's name (or that of any affiliate) or any derivative thereof or logo associated therewith in Fund literature without prior review and approval by the Sub-Adviser.

17. This Agreement shall not become effective unless and until it is approved by the board of Trustees of the Fund, including a majority of Trustees who are not parties to this Agreement or interested persons of any such party to this Agreement. This Agreement shall come into full force and effect on the date which it is so approved. This Agreement shall continue in effect for two years and shall thereafter continue in effect from year to year so long as such continuance is specifically approved at least annually by (i) the board of Trustees of the Fund, or by the vote of a majority of the outstanding shares of the class of stock representing an interest in the Portfolios; and (ii) a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

18. This Agreement may be terminated at any time without the payment of any penalty, by the Fund's board of Trustees, or by vote of a majority of the outstanding shares of the class of stock representing an interest in the Portfolios on sixty (60) days written notice to the Adviser and Sub-Adviser, or by the Adviser, or by the Sub-Adviser, on sixty (60) days written notice to the other. This Agreement shall automatically terminate in the event of its assignment or in the event of the termination of the investment advisory agreement between the Adviser and the Fund regarding the Adviser's management of the Portfolios.

19. This Agreement may be amended by either party only if such amendment is specifically approved by a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

20. The terms "assignment", "affiliated person" and "interested person", when used in this Agreement, shall have the respective meanings specified in the 1940 Act. The term "majority of the outstanding shares of the class" means the lesser of (a) 67% or more of the shares of such class present at a meeting if more than 50% of such shares are present or represented by proxy or (b) more than 50% of the shares of such class.

21.  This  Agreement   shall  be  construed  in  accordance  with  laws  of  the
Commonwealth of Massachusetts, and applicable provisions of the Advisers Act and 1940 Act.

22. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                               CIMCO Inc.


                                               By:
                                                     Michael S. Daubs, President

ATTEST:




                                               Massachusetts Financial Services
                                               Company


                                               By:

                                               Title:

ATTEST:

                                  Exhibit (d) 7

                        INVESTMENT SUB-ADVISERY AGREEMENT
                             OppenheimerFunds, Inc.

     THIS INVESTMENT SUB-ADVISERY AGREEMENT ("Agreement effective the 15th day of October, 2000, by and between MEMBERS Capital Advisors Inc., an Iowa corporation (the "Adviser"), and OppenheimerFunds, Inc. (the "Sub-Adviser").

     Adviser and Sub-Adviser agree as follows:

1. Adviser hereby engages the services of Sub-Adviser in connection with Adviser's management of the Global Securities Fund (the "Portfolio") of the Ultra Series Fund (the "Fund"). Adviser intends to use a manager of managers approach to the management of the Portfolio, as well as other portfolios in the Fund. Therefore, the number of sub-advisers, the named sub-adviser, and the percentage of assets of the Portfolio managed by each sub-adviser will be determined by the Fund's Board of Trustees and the Adviser from time to time. As of the date of this Agreement, Sub-Adviser shall be the sole manager of the Portfolio. Pursuant to this Agreement and subject to the oversight and supervision by Adviser and the officers and the Board of Trustees of the Fund, Sub-Adviser shall manage the investment and reinvestment of the assets of the Portfolio as requested by the Adviser.

2. Sub-Adviser hereby accepts employment by Adviser in the foregoing capacity and agrees, at its own expense, to render the services set forth herein and to provide the office space, furnishings, equipment and personnel required by it to perform such services on the terms and for the compensation provided in this Agreement. The Sub-Adviser shall not be responsible for any services to the Portfolio, or bear any expenses, other than those expressly delineated herein. Provided the Portfolio shall not be required to pay any compensation other than as provided by the terms of this Agreement and subject to the provisions of paragraph 6 hereof, the Sub-Adviser may obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise improve its investment management services hereunder.

3. In particular, Sub-Adviser shall furnish continuously an investment program for the Portfolio and shall determine from time to time in its discretion the securities and other investments to be purchased or sold or exchanged and what portions of the Portfolio shall be held in various securities, cash or other investments. Sub-Adviser shall provide Adviser and the officers and Trustees of the Fund with such reports and documentation as the latter shall reasonably request, with such frequency and in such form as mutually agreed upon by the Adviser and Sub-Adviser, regarding Sub-Adviser's management of the Portfolio's assets. Once during each of the Portfolio's fiscal years, the Sub-Adviser will make available its officers and employees to meet with the Fund's Board of Trustees at the Fund's principal place of business upon sufficient written notice. The Sub-Adviser will select which of its officers and employees will meet with the Fund's Board.

         The Sub-Adviser may effect the purchase and sale of securities (which are otherwise publicly traded) in private transactions on such terms and conditions as are customary in such transactions, may use a broker-dealer to effect said transactions, and may enter into a contract in which the broker-dealer acts either as principal or as agent.

         The Sub-Adviser shall not be responsible for the preparation or filing of any report required of the Portfolio or the Fund by any governmental or regulatory agency, except as otherwise expressly agreed to hereunder. The Sub-Adviser hereby undertakes to prepare and file any necessary Schedule 13G reflecting the Portfolio's holdings.

         Absent specific written instructions to the contrary provided to the Sub-Adviser by the Advisor, and subject to the receipt of all necessary voting materials, the Sub-Adviser will vote all proxies with respect to the Portfolio's investments in accordance with the Sub-Adviser's proxy voting procedures.

         In performing its obligations under this Agreement, the Sub-Adviser may rely upon information provided to it by the Fund or on behalf of the Fund, the Advisor, the Fund's custodian or other agent and will not independently verify the accuracy or completeness of such information. The Sub-Adviser shall not be liable for any loss, claim or damages related to such reliance. For the purposes of this provision, "Sub-Adviser" shall include any affiliate of the Sub-Adviser performing services for the Portfolio contemplated hereunder and any officer, director, employee, agent of the Sub-Adviser or such affiliate.

4. Sub-Adviser shall carry out its responsibilities under this Agreement in compliance with: (a) the Portfolio's investment objective, policies and restrictions as set forth in the Fund's current registration statement, (b) such policies or directives as the Fund's Trustees may from time to time establish or issue as provided in writing to the Sub-Adviser, and (c) applicable law and related regulations, provided however, that Sub-Adviser shall not be responsible for complying with any changes to applicable law or regulation until properly notified by Adviser. Adviser shall promptly notify Sub-Adviser of changes to (a) or (b) above and shall notify Sub-Adviser of changes to (c) above promptly after it becomes aware of such changes.

         Notwithstanding the foregoing, the Sub-Adviser shall have no responsibility to monitor compliance with limitations or restrictions for which information from the Advisor or its authorized agent is necessary to enable the Sub-Adviser to monitor compliance with such limitations or restrictions, unless such information is provided to the Sub-Adviser in writing and as otherwise agreed upon. Despite the Sub-Adviser's obligations hereunder, the Advisor retains ultimate responsibility for the Portfolio's compliance with applicable restrictions and limitations.

5. The Advisor shall continue to have responsibility for all services to be provided to the Portfolio pursuant to the Advisory Agreement and shall oversee Sub-Adviser's performance of its duties under this Agreement. In this regard, the Advisor shall provide the Sub-Adviser, or shall cause the Portfolio's custodian or other agent to provide to the Sub-Adviser, on each business day, as of a time of day to be mutually agreed upon, a computer download (in accordance with the Sub-Adviser's specifications as to program and format) detailing, as of the close of the prior business day:

(i) The Portfolio's comprehensive portfolio holdings, including cash and cash-equivalents, total assets, net assets, payables, receivables;

(ii) The Portfolio's uninvested cash;

(iii) Current valuations of portfolio securities;

(iv) Cash flows;

(v)  "Market timing" transactions by Portfolio shareholders;

(vi) The cash needed to satisfy redemptions;

(vii)Corporate actions (e.g., the tendering of portfolio securities) affecting the Portfolio's investments; and

(viii) Other information requested by the Sub-Adviser to assist it in carrying out its duties under this Agreement.

         The Portfolio's custodian or other agent who provides the foregoing information shall enter into a network security agreement with the Sub-Adviser with respect to the electronic transmission of such information. The Sub-Adviser shall not be required to bear any programming costs associated with providing the portfolio information delineated under this paragraph 5. Any costs the parties incur associated with subsequent programming changes shall be born by the party initiating such changes.

         The Advisor shall remain responsible for, among other things, providing the following services with respect to the Portfolio.

(i) The composition of periodic shareholder reports with respect to the Portfolio's operations, proxy materials for meetings of the Portfolio's shareholders, and such registration statements as may be required by federal and state securities laws for the continuous public offering and sale of shares of the Portfolio.

(ii) The determination of the net asset value(s) of shares of the Portfolio.

         The Advisor shall furnish the Sub-Adviser with certified copies of any financial statement or report prepared for the Portfolio by certified or independent public accountants and with copies of any financial statements or reports made to the Portfolio's shareholders or to any governmental body or securities exchange.

6. Sub-Adviser shall take all actions which it considers necessary in its discretion to implement the investment policies of the Portfolio, and in particular, to place all orders for the purchase or sale of securities or other investments for the Portfolio with brokers or dealers selected by it, and to that end, Sub-Adviser is authorized as the agent of the Portfolio to give instructions to the Portfolio's custodian as to deliveries of securities or other investments and payments of cash for the account of the Portfolio. Consistent with the terms and conditions of this Agreement and the Sub-Adviser's appointment hereunder, the Sub-Adviser is hereby appointed as the Portfolio's agent for the limited purpose of engaging in portfolio transactions on behalf of the Portfolio. In accordance with this authority and as necessary, in the judgement and discretion of the Sub-Adviser, to complete portfolio transactions on behalf of the Portfolio, the Sub-Adviser may enter into trading agreements and open brokerage accounts on behalf of the Portfolio in the name of the Fund or otherwise.

         In connection with the selection of brokers or dealers and the placing of purchase and sale orders with respect to investments of the Portfolio, Sub-Adviser is directed at all times to seek to obtain best execution and price of particular and related portfolio transactions. The abilities of a broker-dealer to obtain best execution of particular or related portfolio transaction(s) will be judged by the Sub-Adviser on the basis of all relevant factors and considerations including, insofar as feasible: the execution capabilities required by the transaction or transactions; the ability and willingness of the broker-dealer to facilitate the Portfolio's portfolio transactions by participating therein for its own account; the importance to the Portfolio of speed, efficiency or confidentiality; the broker-dealer's apparent familiarity with sources from or to whom particular securities might be purchased or sold; as well as any other matters relevant to the selection of a broker-dealer for particular and related transactions of the Portfolio.

         In addition to seeking the best price and execution, Sub-Adviser may also take into consideration research and statistical information and wire and other quotation services provided by brokers and dealers to Sub-Adviser or its affiliates. Sub-Adviser is also authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if it determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or Sub-Adviser's overall responsibilities with respect to overall responsibilities of the Sub-Adviser or its affiliates with respect to the accounts as to which they exercise investment discretion. In reaching such determination, the Sub-Adviser will not be required to place or attempt to place a specific dollar value on the brokerage and/or research services provided or being provided by such broker-dealer. Sub-Adviser will periodically evaluate the statistical data, research and other investment services provided to it by brokers and dealers. Such services may be used by Sub-Adviser in connection with the performance of its obligations under this Agreement or in connection with other advisory or investment operations including using such information in managing its own accounts.

         The Sub-Adviser shall have no duty or obligation to seek advance competitive bidding for the most favorable commission rate applicable to any particular portfolio transactions or to select any broker-dealer on the basis of its purported or "posted" commission rate but will, to the best of its ability, endeavor to be aware of the current level of the charges of eligible broker-dealers and to minimize the expense incurred by the Portfolio for effecting its portfolio transactions to the extent consistent with the interests and policies of the Portfolio as established by the determinations of the Board of Trustees and the provisions of this paragraph 6.

         Subject to the foregoing provisions of this paragraph 6, the Sub-Adviser may also consider sales of shares or willingness to sell shares of the Portfolio and other funds advised by Sub-Adviser or its affiliates as a factor in the selection of broker-dealers for the Portfolio's portfolio transactions.

7. Sub-Adviser's services under this Agreement are not exclusive. Sub-Adviser may provide the same or similar services to other clients provided that the Adviser is not treated less favorably than other clients of Sub-Adviser. Sub-Adviser shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Adviser, the Fund or the Portfolio or otherwise be deemed agents of the Adviser, the Fund or the Portfolio. Nothing in this Agreement shall prevent the Sub-Adviser or any officer, director or affiliate thereof from acting as investment advisor or Sub-Adviser for any other person, firm or corporation and shall not in any way limit or restrict the Sub-Adviser or any of its directors, officers, stockholders, employees or affiliates from buying, selling or trading any securities for its or their own account or for the account of others for whom it or they may be acting, provided that such activities will not adversely affect or otherwise impair the performance by the Sub-Adviser of its duties and obligations under this Agreement.

8. Sub-Adviser is registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Sub-Adviser shall remain so registered throughout the term of this Agreement and shall notify Adviser immediately if Sub-Adviser ceases to be so registered as an investment adviser.

9. Sub-Adviser or an affiliated person of Sub-Adviser may act as broker for the Portfolio in connection with the purchase or sale of securities or other investments for the Portfolio, subject to: (a) the requirement that Sub-Adviser seek to obtain best execution and price as described herein; (b) the provisions of the Advisers Act; (c) the provisions of the Securities Exchange Act of 1934, as amended; and (d) other applicable provisions of law. Such brokerage services are not within the scope of the duties of Sub-Adviser under this Agreement.
Subject to the requirements of applicable law and any procedures adopted by Fund's board of Trustees, Sub-Adviser or its affiliated persons may receive brokerage commissions, fees or other remuneration from the Portfolio or the Fund for such services in addition to Sub-Adviser's fees for services under this Agreement.

10. For the services rendered, the facilities furnished and the expenses assumed by Sub-Adviser hereunder, Adviser shall pay Sub-Adviser at the end of each quarter a fee based on the average daily net assets of the Portfolio at the following annual rate:

                  0.50% of the first $50  million  in net  assets;
                  0.45% of the next $50 million in net assets;
                  0.40% of the next $150 million in net assets; and 0.35% of assets in excess of $250 million in net assets.

Sub-Adviser's fee shall be accrued daily at 1/365th of the applicable annual rate set forth above. For the purpose of accruing compensation, the net assets of the Portfolio shall be determined in the manner and on the dates set forth in the current prospectus of the Fund, and, on days on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the previous day on which the net assets shall have been determined. In the event of termination of this Agreement, all compensation accrued through the date of termination will be paid within thirty business days of the date of termination.

         During any period when the determination of net asset value is suspended, the net asset value of the Portfolio as of the last business day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of each succeeding business day until it is again determined.

11. Sub-Adviser hereby undertakes and agrees to maintain, in the form and for the period required by Rule 31a-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), all records relating to the Portfolio's investments within the control of the Sub-Adviser that are required to be maintained by the Portfolio pursuant to the requirements of Rule 31a-1 under the 1940 Act.
Sub-Adviser agrees that all books and records which it maintains for the Portfolio or the Fund are the property of the Fund and further agrees to surrender promptly to the Adviser or the Fund any such books, records or information upon the Adviser's or the Fund's request, although Sub-Adviser may retain a copy of any such books and records. All such books and records shall be made available, within five business days of a written request, to the Fund's accountants or auditors during regular business hours at Sub-Adviser's offices. Adviser and the Fund or either of their authorized representatives shall have the right to copy any records in the possession of Sub-Adviser, which pertain to the Portfolio or the Fund. Such books, records, information or reports shall be made available to properly authorized government representatives consistent with state and federal law and/or regulations. In the event of the termination of this Agreement, all such books, records or other information shall be returned to Adviser or the Fund free from any claim or assertion of rights by Sub-Adviser.

12. Sub-Adviser agrees that it will not disclose or use any records or information obtained pursuant to this Agreement in any manner detrimental to the Portfolio. Sub-Adviser agrees that it will keep confidential any information obtained pursuant to this Agreement and disclose such information only if Adviser or the Fund has authorized such disclosure, or if such disclosure is required by federal or state regulatory authorities; provided, however, the Sub-Adviser may disclose the name of the Fund on any representative client list and may include the performance of the subportfolios in any composite of performance.

13. In the absence of willful misfeasance, bad faith or gross negligence on the part of Sub-Adviser or its officers, Trustees or employees, or reckless disregard by Sub-Adviser of its duties under this Agreement, Sub-Adviser shall not be liable to Adviser, the Portfolio, the Fund or to any shareholder of the Portfolio for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security. Provided nothing herein shall be deemed to protect the Sub-Adviser from willful misfeasance, bad faith or gross negligence in the performance of its duties, or reckless disregard of its obligations and duties under this Agreement, the Sub-Adviser shall not be liable for any loss sustained by the Fund, Portfolio or the Advisor by reason of good faith errors or omissions in connection with any matters to which this Agreement relates.

14. This Agreement shall not become effective unless and until it is approved by the board of Trustees of the Fund, including a majority of Trustees who are not parties to this Agreement or interested persons of any such party to this Agreement. This Agreement shall come into full force and effect on the date which it is so approved. This Agreement shall continue in effect for two years and shall thereafter continue in effect from year to year so long as such continuance is specifically approved at least annually by (i) the board of Trustees of the Fund, or by the vote of a majority of the outstanding shares of the class of stock representing an interest in the Portfolio; and (ii) a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

15. The Sub-Adviser agrees to indemnify and hold harmless the Advisor, any affiliated person within the meaning of Section 2(a)(3) of the Act ("affiliated person") of the Advisor and each person, if any who, within the meaning of
Section 15 of the Securities Act of 1933 (the "1933 Act"), controls ("controlling person") the Advisor and their respective officers, directors and employees, against any and all losses, claims, damages, liabilities or litigation (including reasonable attorneys' fees), to which the Advisor or such affiliated person or controlling person of the Advisor or their respective officers, directors and employees may become subject under the Act, the 1933 Act, the Advisors Act, or any other statute, law, rule or regulation, arising directly out of the Sub-Adviser's responsibilities hereunder (1) to the extent of and as result of the willful misconduct, bad faith, or gross negligence by the Sub-Adviser, any of the Sub-Adviser's employees or representatives or any other affiliate of or any person acting on behalf of the Sub-Adviser, or (2) as a result of any untrue statement of a material fact contained in the Fund's registration statement, including any amendment thereof or any supplement thereto, or the omission of a material fact required to be stated in such registration statement necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon and in conformity with written information furnished by the Sub-Adviser to the Fund or Portfolio; provided, however, that in no case is the Sub-Adviser's indemnity hereunder deemed to protect a person against any liability to which any such person would otherwise be subject by reason of willful misconduct, bad faith or gross negligence in performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement. The Sub-Adviser shall not be liable to the Advisor, the Portfolio or the Fund or any of their respective affiliates or any controlling person of the Fund, Portfolio, the Advisor or their respective affiliates for any losses that may be sustained as a result of
(1) instructions provided by the Sub-Adviser to the Advisor or the Fund's Custodian or Administrator if the recipient had reason to believe that such instruction was not genuine or authorized, or (2) delays in or the inaccuracy of information provided to the Sub-Adviser pursuant to paragraph 3 of this Agreement.

         The Advisor agrees to indemnify and hold harmless the Sub-Adviser, any affiliated person of the Sub-Adviser and each controlling person of the Sub-Adviser, if any, and their respective officers, directors and employees against any and all losses, claims, damages, liabilities or litigation (including reasonable attorneys' fees), to which the Sub-Adviser or such affiliated person or controlling person of the Sub-Adviser or their respective officers, directors and employees may become subject under the Act, the 1933 Act, the Advisors Act, or any other statute, law, rule or regulation, arising out of the Advisor's responsibilities as investment manager of the Portfolio or the Advisor's obligations hereunder (1) to the extent of and as a result of the willful misconduct, bad faith, or gross negligence by the Advisor, any of the Advisor's employees or representatives or any affiliate of or any person acting on behalf of the Advisor, or (2) as a result of any untrue statement or alleged untrue statement of a material fact contained in the Fund's registration statement, including any amendment thereof or any supplement thereto, or the omission of or alleged omission to state a material fact in such registration statement necessary to make the statements therein not misleading; provided, however, that in no case shall the Advisor's indemnity hereunder be deemed to protect a person against any liability to which any such person would otherwise be subject by reason of willful misconduct, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement. It is agreed that the Advisor's indemnification obligations under this Section 9 will extend to expenses and costs (including reasonable attorneys' fees) incurred by the Sub-Adviser, any controlling person of the Sub-Adviser, the Sub-Adviser's officers, directors, employees or affiliates as a result of any litigation brought by the Advisor alleging the Sub-Adviser's failure to perform its obligations and duties in the manner required under this Agreement, unless judgement is rendered for the Advisor.

16. This Agreement may be terminated at any time without the payment of any penalty, by the Fund's board of Trustees, or by vote of a majority of the outstanding shares of the series of stock representing an interest in the Portfolio on sixty days written notice to the Adviser and Sub-Adviser, or by the Adviser, or by the Sub-Adviser, on sixty days written notice to the other. This Agreement shall automatically terminate in the event of its assignment or in the event of the termination of the investment advisory agreement between the Adviser and the Fund regarding the Adviser's management of the Portfolio.

17. This Agreement may be amended by either party only if such amendment is specifically approved by a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

18. The terms "assignment", "affiliated person" and "interested person", when used in this Agreement, shall have the respective meanings specified in the 1940 Act. The term "majority of the outstanding shares of the class" means the lesser of (a) 67% or more of the shares of such class present at a meeting if more than 50% of such shares are present or represented by proxy or (b) more than 50% of the shares of such class.

19. This Agreement shall be construed in accordance with laws of the State of New York, and applicable provisions of the Advisers Act and 1940 Act.

20. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

21. The Advisor has furnished the Sub-Adviser with true, accurate and complete copies of each of the following documents:

(a)  The Declaration of Trust of the Fund, as in effect on the date hereof;

(b)  The By-Laws of the Fund, as in effect on the date hereof;

(c) The resolutions of the Fund's Trustees approving the engagement of the Sub-Adviser as Sub-Adviser of the Portfolio and approving the form of this Agreement;

(d) The resolutions of the Fund's Trustees selecting the Advisor as investment Advisor to the Portfolio and approving the form of Advisory Agreement;

(e)  The Advisory Agreement;

(f)  The Fund's registration statement;

(g) The policies, procedures and guidelines adopted by the Fund's Board of Trustees with respect to management of the Portfolio;

(h)  The Advisor's  Form ADV as filed with the Commission as of the date hereof;
     and

(i) A list of companies the securities of which are not to be bought or sold for the Portfolio.

The Advisor will furnish the Sub-Adviser from time to time with copies, properly certified or otherwise authenticated, of all amendments of or supplements to the foregoing, if any. Such amendments or supplements to items (a) through (i) will be provided promptly after such materials become available to the Advisor. Such amendments or supplements to item (i) above will be provided no later than the end of the business day following the date such amendments or supplements become known to the Advisor. Any amendments or supplements to the foregoing will not be deemed effective with respect to the Sub-Adviser until the Sub-Adviser's receipt thereof. The Advisor will provide such additional information as the Sub-Adviser may reasonably request in connection with the performance of its duties hereunder.

         The Sub-Adviser has furnished the Advisor with true, accurate and complete copies of each of the following documents:

(a)  The Sub-Adviser's Form ADV as filed with the Commission, as of date hereof.

(b) Separate lists of persons who the Sub-Adviser wishes to have authorized to give written and/or oral instructions to custodian(s) of the Portfolio's assets; and

(c)  The Code of Ethics of the Sub-Adviser, as in effect on the date hereof.

The Sub-Adviser will furnish the Advisor from time to time with copies, properly certified or otherwise authenticated, of all amendments of or supplements to the foregoing, if any. Material amendments or supplements to the foregoing, if any, will be provided within 30 days of the time such materials become available to the Sub-Adviser. Any amendments or supplements to the foregoing will not be deemed effective with respect to the Advisor until the Advisor's receipt thereof.

22. Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party, with a copy to the Fund, at the addresses below or such other address as such other party may designate for the receipt of such notice.

         If to the Sub-Adviser, to:

                             OppenheimerFunds, Inc.
                        2 World Trade Center, 34th Floor
                          New York, New York 10048-0203
                       Attention: Andrew J. Donohue, Esq.

         If to the Advisor, to:

                         MEMBERS Capital Advisors, Inc.
                             5910 Mineral Point Road
                                  P.O. Box 391
                          Madison, Wisconsin 53701-0391
                     Attention: Michael S. Daubs, President

23. Any question of interpretation of any term or provision of this Agreement having a counterpart or otherwise derived from a term or provision of the Act shall be resolved by reference to such term or provision of the Act and to interpretations thereof, if any, by the United States Courts or, in the absence of any controlling decision of any such court, by the rules, regulations or orders of the Commission. In addition, where the effect of a requirement of the Act reflected in any provision of this Agreement is revised by rule, regulation or order of the Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                    MEMBERS Capital Advisors, Inc.

                                    By:
                                         Michael S. Daubs, President

ATTEST:



                                    OppenheimerFunds, Inc.


                                    By:
                                    Andrew J. Donohue, Executive Vice President

ATTEST:

                                  Exhibit (g)3

                   AMENDMENT TO MUTUAL FUND CUSTODY AGREEMENT

         This Amendment to the Mutual Fund Custody Agreement is made as of December 2, 1999, by and between Ultra Series Fund (the "Fund") and State Street Bank and Trust Company (the "Custodian"). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Custody Agreement referred to below.

         WHEREAS, the Fund and the Custodian entered into a Mutual Fund Custody Agreement dated as of April, 1997, as amended April 26, 1999 (as further amended and in effect from time to time, the "Contract"); and

         WHEREAS, the Fund is authorized to issue shares in separate series, with each such series representing interests in a separate portfolio of securities and other assets, and the Fund has made each such series subject to the Contract (each such series, together with all other series subsequently established by the Fund and made subject to the Contract in accordance with the terms thereof, shall be referred to as a "Portfolio", and, collectively, the "Portfolios"); and

         WHEREAS, the Fund and the Custodian desire to amend certain provisions of the Contract to reflect revisions to Rule 17f-5 ("Rule 17f-5") promulgated under the Investment Company Act of 1940, as amended (the "1940 Act"); and

         WHEREAS, the Fund and the Custodian desire to amend and restate certain other provisions of the Contract relating to the custody of assets of each of the Portfolios held outside of the United States.

         NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Contract, pursuant to the terms thereof, as follows:

I. Paragraph 14 of the Contract is hereby deleted, and Paragraphs 15 through 34 of the Contract are hereby renumbered, as of the effective date of this Amendment, as Paragraphs 16 through 35, respectively.

II. New Paragraphs 14 and 15 of the Contract are hereby added, as of the effective date of this Amendment, as set forth below.

14.  The Custodian as Foreign Custody Manager.

14.1.Definitions. Capitalized terms in this Paragraph 14 shall have the following meanings: -----------

"Country Risk" means all factors reasonably related to the systemic risk of holding Foreign Assets in a particular country including, but not limited to, such country's political environment; economic and financial infrastructure
(including  any  Mandatory  Securities  Depositories  operating in the country);
prevailing or developing custody and settlement practices; and laws and regulations applicable to the safekeeping and recovery of Foreign Assets held in custody in that country.

"Eligible Foreign Custodian" has the meaning set forth in section (a)(1) of Rule 17f-5, including a majority-owned or indirect subsidiary of a U.S. Bank (as defined in Rule 17f-5), a bank holding company meeting the requirements of an Eligible Foreign Custodian (as set forth in Rule 17f-5 or by other appropriate action of the U.S. Securities and Exchange Commission (the "SEC")), or a foreign branch of a Bank (as defined in Section 2(a)(5) of the 1940 Act) meeting the requirements of a custodian under Section 17(f) of the 1940 Act, except that the term does not include Mandatory Securities Depositories.

"Foreign Assets" means any of the Portfolios' investments (including foreign currencies) for which the primary market is outside the United States and such cash and cash equivalents as are reasonably necessary to effect the Portfolios' transactions in such investments.

"Foreign Custody Manager" has the meaning set forth in section (a)(2) of Rule 17f-5.

"Mandatory Securities Depository" means a foreign securities depository or clearing agency that, either as a legal or practical matter, must be used if the Fund, on the Portfolio's behalf, determines to place Foreign Assets in a country outside the United States (i) because required by law or regulation; (ii) because securities cannot be withdrawn from such foreign securities depository or clearing agency; or (iii) because maintaining or effecting trades in securities outside the foreign securities depository or clearing agency is not consistent with prevailing or developing custodial or market practices.

14.2. Delegation to the Custodian as Foreign Custody Manager. The Fund, by resolution adopted by its Board of Trustees (the "Board"), hereby delegates to the Custodian, with respect to the Portfolios, subject to Section (b) of Rule 17f-5, the responsibilities set forth in this Paragraph 14 with respect to Foreign Assets of the Portfolios held outside the United States, and the Custodian hereby accepts such delegation, as Foreign Custody Manager with respect to the Portfolios.

14.3. Countries Covered. The Foreign Custody Manager shall be responsible for. Performing the delegated responsibilities defined below only with respect to the countries and custody arrangements for each such country listed on Schedule A to this Contract, which list of countries may be amended from time to time by the Fund with the agreement of the Foreign Custody Manager. The Foreign Custody Manager shall list on Schedule A the Eligible Foreign Custodians selected by the Foreign Custody Manager to maintain the assets of the Portfolios which list of Eligible Foreign Custodians may be amended from time to time in the sole discretion of the Foreign Custody Manager. Mandatory Securities Depositories are listed on Schedule B to this Contract, which Schedule B may be amended from time to time by the Foreign Custody Manager. The Foreign Custody Manager will provide amended versions of Schedules A and Bin accordance with Section 14.7 of this Paragraph 14.

Upon the receipt by the Foreign Custody Manager of Proper Instructions to open an account or to place or maintain Foreign Assets in a country listed on Schedule A, and the fulfillment by the Fund on behalf of the Portfolios of the applicable account opening requirements for such country, the Foreign Custody Manager shall be deemed to have been delegated by the Board on behalf of the Portfolios responsibility as Foreign Custody Manager with respect to that country and to have accepted such delegation. Execution of this Amendment by the Fund shall be deemed to be a Proper Instruction to open an account, or to place or maintain Foreign Assets, in each country listed on Schedule A in which the Custodian has previously placed or currently maintains Foreign Assets pursuant to the terms of the Contract. Following the receipt of Proper Instructions directing the Foreign Custody Manager to close the account of a Portfolio with the Eligible Foreign Custodian selected by the Foreign Custody Manager in a designated country, the delegation by the Board on behalf of the Portfolios to the Custodian as Foreign Custody Manager for that country shall be deemed to have been withdrawn and the Custodian shall immediately cease to be the Foreign Custody Manager of the Portfolios with respect to that country.

The Foreign Custody Manager may withdraw its acceptance of delegated responsibilities with respect to a designated country upon written notice to the Fund. Thirty days (or such longer period as to which the parties agree in writing) after receipt of any such notice by the Fund, the Custodian shall have no further responsibility as Foreign Custody Manager to the Fund with respect to the country as to which the Custodian's acceptance of delegation is withdrawn.

14.4.    Scope of Delegated Responsibilities.

14.4.1. Selection of Eligible Foreign Custodians. Subject to the provisions of this Paragraph 14, the Portfolio's Foreign Custody Manager may place and maintain the Foreign Assets in the care of the Eligible Foreign Custodian selected by the Foreign Custody Manager in each country listed on Schedule A, as amended from time to time.

In performing its delegated responsibilities as Foreign Custody Manager to place or maintain Foreign Assets with an Eligible Foreign Custodian, the Foreign Custody Manager shall determine that the Foreign Assets will be subject to reasonable care, based on the standards applicable to custodians in the country in which the Foreign Assets will be held by that Eligible Foreign Custodian, after considering all factors relevant to the safekeeping of such assets, including, without limitation the factors specified in Rule 17f-5(c)(1).

14.4.2. Contracts With Eligible Foreign Custodians. The Foreign Custody Manager shall determine that the contract (or the rules or established practices or procedures in the case of an Eligible Foreign Custodian that is a foreign securities depository or clearing agency) governing the foreign custody arrangements with each Eligible Foreign Custodian selected by the Foreign Custody Manager will satisfy the requirements of Rule 17f-5(c)(2).

14.4.3. Monitoring. In each case in which the Foreign Custody Manager maintains Foreign Assets with an Eligible Foreign Custodian selected by the Foreign Custody Manager, the Foreign Custody Manager shall establish a system to monitor
(i) the appropriateness of maintaining the Foreign Assets with such Eligible Foreign Custodian and (ii) the contract governing the custody arrangements established by the Foreign Custody Manager with the Eligible Foreign Custodian (or the rules or established practices and procedures in the case of an Eligible Foreign Custodian selected by the Foreign Custody Manager which is a foreign securities depository or clearing agency that is not a Mandatory Securities Depository). In the event the Foreign Custody Manager determines that the custody arrangements with an Eligible Foreign Custodian it has selected are no longer appropriate, the Foreign Custody Manager shall notify the Board in accordance with Section 14.7 hereunder.

14.5. Guidelines for the Exercise of Delegated Authority. For purposes of this Paragraph 14, the Board shall be deemed to have considered and determined to accept such Country Risk as is incurred by placing and maintaining the Foreign Assets in each country for which the Custodian is serving as Foreign Custody Manager of the Portfolios. The Fund, on behalf of the Portfolios, and the Board shall be deemed to be monitoring on a continuing basis such Country Risk to the extent that the Board considers necessary or appropriate. The Fund and the Custodian each expressly acknowledge that the Foreign Custody Manager shall not be delegated any responsibilities under this Paragraph 14 with respect to Mandatory Securities Depositories.

14.6. Standard of Care as Foreign Custody Manager of a Portfolio. In performing the responsibilities delegated to it, the Foreign Custody Manager agrees to exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of assets of management investment companies registered under the 1940 Act would exercise.

14.7. Reporting Requirements. The Foreign Custody Manager shall report the withdrawal of the Foreign Assets from an Eligible Foreign Custodian and the placement of such Foreign Assets with another Eligible Foreign Custodian by providing to the Board amended Schedules A or B at the end of the calendar quarter in which an amendment to either Schedule has occurred. The Foreign Custody Manager shall make written reports notifying the Board of any other material change in the foreign custody arrangements of the Portfolios described in this Paragraph 14 after the occurrence of the material change.

14:8.Representations with Respect to Rule 17f-5. The Foreign Custody Manager represents to the Fund that it is a U.S. Bank as defined in section (a)(7) of Rule 17f-5.

The Fund represents to the Custodian that the Board has determined that it is reasonable for the Board to rely on the Custodian to perform the responsibilities delegated pursuant to this Contract to the Custodian as the Foreign Custody Manager of the Portfolios.

14.9. Effective Date and Termination of the Custodian as Foreign Custody Manager. The Board's delegation to the Custodian as Foreign Custody Manager of the Portfolios shall be effective as of the date hereof and shall remain in effect until terminated at any time, without penalty, by written notice from the terminating party to the non-terminating party. Termination will become effective thirty (30) days after receipt by the non-terminating party of such notice. The provisions of Section 14.3 hereof shall govern the delegation to and termination of the Custodian as Foreign Custody Manager of the Portfolios with respect to designated countries.

15. Duties of the Custodian with Respect to Property of the Portfolios Held Outside the United States.

15.1 Definitions. Capitalized terms in this Paragraph 15 shall have the following meanings:

"Foreign Securities System" means either a clearing agency or a securities depository listed on Schedule A hereto or a Mandatory Securities Depository listed on Schedule B hereto.

"Foreign Sub-Custodian" means a foreign banking institution serving as an Eligible Foreign Custodian.

15.2. Holding Securities. The Custodian shall identify on its books as belonging to the Portfolios the foreign securities held by each Foreign Sub-Custodian or Foreign Securities System. The Custodian may hold foreign securities for all of its customers, including the Portfolios, with any Foreign Sub-Custodian in an account that is identified as belonging to the Custodian for the benefit of its customers, provided however, that (i) the records of the Custodian with respect to foreign securities of the Portfolios which are maintained in such account shall identify those securities as belonging to the Portfolios and (ii), to the extent permitted and customary in the market in which the account is maintained, the Custodian shall require that securities so held by the Foreign Sub-Custodian be held separately from any assets of such Foreign Sub-Custodian or of other customers of such Foreign Sub-Custodian.

15.3.Foreign Securities Systems. Foreign securities shall be maintained in a Foreign Securities System in a designated country only through arrangements implemented by the Foreign Sub-Custodian in such country pursuant to the terms of this Contract.

15.4.    Transactions in Foreign Custody Account.

15.4.1. Delivery of Foreign Assets. The Custodian or a Foreign Sub-Custodian shall release and deliver foreign securities of the Portfolios held by such Foreign Sub-Custodian, or in a Foreign Securities System account, only upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

          (i) upon the sale of such foreign securities for the Portfolio in accordance with commercially reasonable market practice in the country where such foreign securities are held or traded, including, without limitation: (A) delivery against expectation of receiving later payment; or (B) in the case of a sale effected through a Foreign Securities System, in accordance with the rules governing the operation of the Foreign Securities System;

          (ii) in connection with any repurchase agreement related to foreign securities;

          (iii)to the depository agent in connection with tender or other similar offers for foreign securities of the Portfolios;

          (iv) to the issuer thereof or its agent when such foreign securities are called, redeemed, retired or otherwise become payable;

          (v) to the issuer thereof, or its agent, for transfer into the name of the Custodian (or the name of the respective Foreign Sub-Custodian or of any nominee of the Custodian or such Foreign Sub-Custodian) or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units;

          (vi) to brokers, clearing banks or other clearing agents for examination or trade execution in accordance with market custom; provided that in any such case the Foreign Sub-Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Foreign Sub-Custodian's own negligence or willful misconduct;

          (vii)for exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement;

          (viii) in the case of warrants, rights or similar foreign securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities;

          (ix) for delivery as security in connection with any borrowing by the Portfolios requiring a pledge of assets by the Portfolios;

          (x) in connection with trading in options and futures contracts, including delivery as original margin and variation margin;

          (xi) in connection with the lending of foreign securities; and

          (xii)for any other proper purpose, but only upon receipt of Proper Instructions specifying the foreign securities to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom delivery of such securities shall be made.

15.4.2. Payment of Portfolio Monies. Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out, or direct the respective Foreign Sub-Custodian or the respective Foreign Securities System to pay out, monies of a Portfolio in the following cases only:

          (i) upon the purchase of foreign securities for the Portfolio, unless otherwise directed by Proper Instructions, by (A) delivering money to the seller thereof or to a dealer therefore (or an agent for such seller or dealer) against expectation of receiving later delivery of such foreign securities; or (B) in the case of a purchase effected through a Foreign Securities System, in accordance with the rules governing the operation of such Foreign Securities System;

          (ii) in connection with the conversion, exchange or surrender of foreign securities of the Portfolio;

          (iii)for the payment of any expense or liability of the Portfolio, including but not limited to the following payments: interest, taxes, investment advisory fees, transfer agency fees, fees under this Contract, legal fees, accounting fees, and other operating expenses;

          (iv) for the purchase or sale of foreign exchange or foreign exchange contracts for the Portfolio, including transactions executed with or through the Custodian or its Foreign Sub-Custodians;

          (v) in connection with trading in options and futures contracts, including delivery as original margin and variation margin;

          (vi) for payment of part or all of the dividends received in respect of securities sold short;

          (vii)in   connection   with  the   borrowing  or  lending  of  foreign
               securities; and

          (viii) for any other proper purpose, _but only upon receipt of Proper Instructions specifying the amount of such payment, setting forth the purpose for which such payment is to be made, declaring such purpose to be a proper trust purpose, and naming the person or persons to whom such payment is to be made.

15.4.3. Market Conditions; Market Information. Notwithstanding any provision of this Contract to the contrary, settlement and payment for Foreign Assets received for the account of the Portfolios and delivery of Foreign Assets maintained for the account of the Portfolios may be effected in accordance with the customary established securities trading or processing practices and procedures in the country or market in which the transaction occurs, including, without limitation, delivering Foreign Assets to the purchaser thereof or to a dealer therefor (or an agent for such purchaser or dealer) with the expectation of receiving later payment for such Foreign Assets from such purchaser or dealer.

The Custodian shall provide to the Board the information with respect to custody and settlement practices in countries in which the Custodian employs a Foreign Sub-Custodian, including without limitation information relating to Foreign Securities Systems, described on Schedule C hereto at the time or times set forth on such Schedule. The Custodian may revise Schedule C from time to time, provided that no such revision shall result in the Board being provided with substantively less information than had been previously provided hereunder.

15.5. Registration of Foreign Securities. The foreign securities maintained in the custody of a Foreign Sub-Custodian (other than bearer securities) shall be registered in the name of the applicable Portfolio or in the name of the Custodian or in the name of any Foreign SubCustodian or in the name of any nominee of the foregoing, and the Fund on behalf of such Portfolio agrees to hold any such nominee harmless from any liability as a holder of record of such foreign securities. The Custodian or a Foreign Sub-Custodian shall not be obligated to accept securities on behalf of a Portfolio under the terms of this Contract unless the form of such securities and the manner in which they are delivered are in accordance with reasonable market practice.

15.6. Bank Accounts. The Custodian shall identify on its books as belonging to the Fund cash (including cash denominated in foreign currencies) deposited with the Custodian. Where the Custodian is unable to maintain, or market practice does not facilitate the maintenance of, cash on the books of the Custodian, a bank account or bank accounts opened and maintained outside the United States on behalf of a Portfolio with a Foreign Sub-Custodian shall be subject only to draft or order by the Custodian or such Foreign Sub-Custodian, acting pursuant to the terms of this Contract to hold cash received by or from or for the account of the Portfolio.

15.7. Collection of Income. The Custodian shall use reasonable commercial efforts to collect all income and other payments with respect to the Foreign Assets held hereunder to which the Portfolios shall be entitled and shall credit such income, as collected, to the applicable Portfolio In the event that extraordinary measures are required to collect such income, the Fund and the Custodian shall consult as to such measures and as to the compensation and expenses of the Custodian relating to such measures.

15.8. Shareholder Rights. With respect to the foreign securities held pursuant to this Paragraph 15, the Custodian will use reasonable commercial efforts to facilitate the exercise of voting and other shareholder rights, subject always to the laws, regulations and practical constraints that may exist in the country where such securities are issued. The Fund acknowledges that local conditions, including lack of regulation, onerous procedural obligations, lack of notice and other factors may have the effect of severely limiting the ability of the Fund to exercise shareholder rights.

15.9. Communications Relating to Foreign Securities. The Custodian shall transmit promptly to the Fund written information (including, without limitation, pendency of calls and maturities of foreign securities and expirations of rights in connection therewith) received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios. With respect to tender or exchange offers, the Custodian shall transmit promptly to the Fund written information so received by the Custodian from issuers of the foreign securities whose tender or exchange is sought or from the party (or its agents) making the tender or exchange offer. The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with foreign securities or other property of the Portfolios at any time held by it unless (i) the Custodian or the respective Foreign SubCustodian is in actual possession of such foreign securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power.

15.10. Liability of Foreign Sub-Custodians and Foreign Securities Systems. Each agreement pursuant to which the Custodian employs a Foreign Sub-Custodian shall, to the extent possible, require the Foreign Sub-Custodian to exercise reasonable care in the performance of its duties and, to the extent possible, to indemnify, and hold harmless, the Custodian from and against any loss, damage, cost, expense, liability or claim arising out of or in connection with the Foreign Sub-Custodian's performance of such obligations. At the Fund's election, the Portfolios shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Foreign Sub-Custodian as a consequence of any such loss, damage, cost, expense, liability or claim if and to the extent that the Portfolios have not been made whole for any such loss, damage, cost, expense, liability or claim.

15.11. Tax Law. The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on the Fund, the Portfolios or the Custodian as custodian of the Portfolios by the tax law of the United States or of any state or political subdivision thereof. It shall be the responsibility of the Fund to notify the Custodian of the obligations imposed on the Fund with respect to the Portfolios or the Custodian as custodian of the Portfolios by the tax law of countries other than those mentioned in the above sentence, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting. The sole responsibility of the Custodian with regard to such tax law shall be to use reasonable efforts to assist the Fund with respect to any claim for exemption or refund under the tax law of countries for which the Fund has provided such information.

15.12. Liability of Custodian. Except as may arise from the Custodian's own negligence or willful misconduct or the negligence or willful misconduct of a Sub-Custodian, the Custodian shall be without liability to the Fund for any loss, liability, claim or expense resulting from or caused by anything which is
(A) part of Country Risk or (B) part of the "prevailing country risk" of the Fund and the Portfolios, as such term is used in SEC Release Nos. IC-22658; IS-1080 (May 12, 1997) or as such term or other similar terms are now or in the future interpreted by the SEC or by the staff of the Division of Investment Management of the SEC.

The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in the Contract and, regardless of whether assets are maintained in the custody of a Foreign Sub-Custodian or a Foreign Securities Depository, the Custodian shall not be liable for any loss, damage, cost, expense, liability or claim resulting from nationalization, expropriation, currency restrictions, or acts of war or terrorism, or any other loss where the Sub-Custodian has otherwise acted with reasonable care.

 III. Except as specifically superseded or modified herein, the terms and provisions of the Contract shall continue to apply with full force and effect. In the event of any conflict between the terms of the Contract prior to this Amendment and this Amendment, the terms of this Amendment shall prevail. If the Custodian is delegated the responsibilities of Foreign Custody Manager pursuant to the terms of Paragraph 14 hereof, in the event of any conflict between the provisions of Paragraphs 14 and 15 hereof, the provisions of Paragraph 14 shall prevail.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.

STATE STREET BANK AND TRUST                    ULTRA SERIES FUND
COMPANY
By:    /s/ Stephen R. Hilliard                 By:    /s/ L. R. Halverson
Name: Stephen R. Hilliard                      Name:  Lawrence R. Halverson
Title:  Vice President                         Title:  Vice President



                                               STATE STREET                                     SCHEDULE A
                                          GLOBAL CUSTODY NETWORK
                                        SUBCUSTODIANS AND NON-MANDATORY DEPOSITORIES
Country                    Subcustodian                                            Non-Mandatory Depositories

Argentina                  Citibank, N.A.                                          --

Australia                  Westpac Banking Corporation                             --

Austria                    Erste Bank der Oesterreichischen                        --
                           Sparkassen AG

Bahrain                    HSBC Bank Middle East                                   --
                           (as delegate of The Hong Kong and
                           Shanghai Banking Corporation Limited)

Bangladesh                 Standard Chartered Bank                                 --

Belgium                    Fortis Bank NV/as.                                      --

Bermuda                    The Bank of Bermuda Limited                             --

Bolivia                    Citibank, N. A.                                         --

Botswana                   Barclays Bank of Botswana Limited                       --

Brazil                     Citibank, N.A.                                          --

Bulgaria                   ING Bank N.V.                                           --

Canada                     State Street Trust Company Canada                       --

Chile                      Citibank, N.A.                                          --

People's Republic          The Hong Kong and Shanghai                              --
of China                   Banking Corporation Limited,
                           Shanghai and Shenzhen branches

Colombia                   Cititrust Colombia S.A.                                 --
                           Sociedad Fiduciaria



10/5/99                                                                        1




                                              STATE STREET                                      SCHEDULE A
                                         GLOBAL CUSTODY NETWORK
                              SUBCUSTODIANS AND NON-MANDATORY DEPOSITORIES

Country                    Subcustodian                                            Non-Mandatory Depositories

Costa Rica                 Banco BCT S.A.                                          --

Croatia                    Privredna Banka Zagreb dal                              --

Cyprus                     The Cyprus Popular Bank Ltd.                            --

Czech Republic             Eskoslovenska Obchodni                                  --
                           Banka, A.S.

Denmark                    Den Danske Bank                                         --

Ecuador                    Citibank, N.A.                                          --

Egypt                      Egyptian British Bank                                   --
                           (as delegate of The Hong Kong
                           and Shanghai Banking Corporation
                           Limited)

Estonia                    Hansabank                                               --

Finland                    Merita Bank Plc.                                        --

France                     Paribas, S.A.                                           --

Germany                    Dresdner Bank AG                                        --

Ghana                      Barclays Bank of Ghana Limited                          --

Greece                     National Bank of Greece S.A.                            Bank of Greece,
                           System for Monitoring Transactions in Securities in Book-Entry Form

Hong Kong                  Standard Chartered Bank                                 --

Hungary                    Citibank Rt.                                            --




10/5/99                                                                        2




                                              STATE STREET                                      SCHEDULE A
                                         GLOBAL CUSTODY NETWORK
                              SUBCUSTODIANS AND NON-MANDATORY DEPOSITORIES

Country                    Subcustodian                                             Non-Mandatory Depositories

Iceland                    Icebank Ltd.                                             --

India                      Deutsche Bank AG                                         --

                           The Hong Kong and Shanghai
                           Banking Corporation Limited

Indonesia                  Standard Chartered Bank                                  --

Ireland                    Bank of Ireland                                          --

Israel                     Bank Hapoalim B.M.                                       --

Italy                      Paribas, S.A.                                            --

Ivory Coast                Societe Generale de Banques                              --
                           en Cote d'Ivoire

 Jamaica                   Scotiabank Jamaica Trust and                             --
                           Merchant -Bank Limited

Japan                      The Fuji Bank, Limited                                   Japan Securities Depository
                                                                                    Center (JASDEC)
                           The Sumitomo Bank, Limited
Jordan                     HSBC Bank Middle East                                    --
                           (as delegate of The Hong Kong and
                           Shanghai Banking Corporation Limited)

Kenya                      Barclays Bank of Kenya Limited                           --

Republic of Korea          The Hong Kong and Shanghai         --
                           Banking Corporation Limited

Latvia                     A/s Hansabank                                            --



10/5/99                                                                        3




                                               STATE STREET                                     SCHEDULE A
                                          GLOBAL CUSTODY NETWORK
                               SUBCUSTODIANS AND NON-MANDATORY DEPOSITORIES

Country                    Subcustodian                                             Non-Mandatory Depositories

Lebanon                    HSBC Bank Middle East     --
                           (as delegate of The Hong Kong and
                           Shanghai Banking Corporation Limited)

Lithuania                  Vilniaus Bankas AB                                       --

Malaysia                   Standard Chartered Bank                                  --
                           Malaysia Berhad

Mauritius                  The Hong Kong and Shanghai                               --
                           Banking Corporation Limited

Mexico                     Citibank Mexico, S.A.                                    --

Morocco                    Banque Commerciale du Maroc                              --

Namibia                    (via) Standard Bank of South Africa                      --

The Netherlands            MeesPierson N.V.                                         --

New Zealand                ANZ Banking Group                                        --
                           (New Zealand) Limited
Norway                     Christiania Bank og                                      --
                           Kreditkasse ASA
Oman                       HSBC Bank Middle East                                    --
                           (as delegate of The Hong Kong and
                           Shanghai Banking Corporation Limited)
Pakistan                   Deutsche Bank AG                                         --

Palestine                  HSBC Bank Middle East                                    --
                           (as delegate of The Hong Kong and
                           Shanghai Banking Corporation Limited)

Peru                       Citibank, N.A.                                           --




10/5/99                                                                        4




                                               STATE STREET                                     SCHEDULE A
                                          GLOBAL CUSTODY NETWORK
                               SUBCUSTODIANS AND NON-MANDATORY DEPOSITORIES

Country                    Subcustodian                                             Non-Mandatory Depositories

Philippines                Standard Chartered Bank                                  --

Poland                     Citibank (Poland) S.A.                                   --

Portugal                   Banco Comercial Portugues                                --

Qatar                      HSBC Bank Middle East                                    --

Romania                    ING Bank N.V.                                            --

Russia                     Credit Suisse First Boston AO, Moscow                    --
                           (as delegate of Credit Suisse
                           First Boston, Zurich)

Singapore                  The Development Bank                                     --
                           of Singapore Limited

Slovak Republic            Ceskoslovenska Obchodni Banka, A.S.                      --

Slovenia                   Bank Austria Creditanstalt d.d. Ljubljana                --

South Africa               Standard Bank of South Africa Limited                    --

Spain                               Banco Santander Central Hispano, S.A.           --

Sri Lanka                  The Hong Kong and Shanghai                               --
                           Banking Corporation Limited

Swaziland                  Standard Bank Swaziland Limited                          --

Sweden                     Skandinaviska Enskilda Banken                            --

Switzerland                UBS AG                                                   --





10/5/99                                                                        5




                                               STATE STREET                                     SCHEDULE A
                                          GLOBAL CUSTODY NETWORK
                               SUBCUSTODIANS AND NON-MANDATORY DEPOSITORIES

Country                    Subcustodian                                             Non-Mandatory Depositories

Taiwan - RO.C.             Central Trust of China                                   --

Thailand                   Standard Chartered Bank                                  --

Trinidad & Tobago          Republic Bank Limited                                    --

Tunisia                    Banque Internationale Arabe de Tunisie                   --

Turkey                     Citibank, N.A.                                           --

Ukraine                    ING Bank Ukraine                                         --

United Kingdom             State Street Bank and Trust Company,                     --
                           London Branch

Uruguay                    BankBoston N.A.                                          --

Venezuela                  Citibank, N.A.                                           --

Vietnam                    The Hong Kong and Shanghai                               --
                           Banking Corporation Limited

Zambia                     Barclays Bank of Zambia Limited                          --

Zimbabwe                   Barclays Bank of Zimbabwe Limited                        --

Euroclear (The Euroclear System)/State Street London Limited

Cedelbank S.A. (Cedel Bank, societe anonyme)/State Street London Limited

INTERSETTLE (for EASDAQ Securities)







10/5/99                                                                        6



                                               STATE STREET                                     SCHEDULE B
                                          GLOBAL CUSTODY NETWORK
                                          MANDATORY* DEPOSITORIES

         Country                                             Mandatory Depositories

         Argentina                                           Caja de Valores S.A.

         Australia                                           Austraclear Limited

                                                             Reserve Bank Information and Transfer System

         Austria                                             Oesterreichische Kontrollbank AG
                                                             (Wertpapiersammelbank Division)

         Belgium                                             Caisse Interprofessionnelle de Depots et
                                                             de Virements de Titres S.A.

                                                             Banque Nationale de Belgique

         Brazil                                              Companhia Brasileira de Liquidacao e
                                                             Custodia
         Bulgaria                                            Central Depository AD
                                                              Bulgarian National Bank

         Canada                                               Canadian Depository
                                                              for Securities Limited

         Chile                                                Deposito Central de Valores S.A

         People's Republic                                    Shanghai Securities Central Clearing &
         of China                                             Registration Corporation

                                                              Shenzhen Securities Clearing Co., Ltd.

         Colombia                                             Deposito Centralizado de Valores

         Costa Rica                                           Central de Valores S.A.

* Mandatory depositories include entities for which use is mandatory as a matter of law or effectively mandatory as a matter of market practice.



10/5/99                                                                        1




                                              STATE STREET                                      SCHEDULE B
                                         GLOBAL CUSTODY NETWORK
                                         MANDATORY* DEPOSITORIES

         Country                                             Mandatory Depositories

         Croatia                                             Ministry of Finance

                                                             National Bank of Croatia

                                                             Sredisnja Depozitarna Agencija

         Czech Republic                                      Stredisko cennych papiru

                                                             Czech National Bank

         Denmark                                             Vaerdipapircentralen (Danish Securities Center)

         Egypt                                               Misr Company for Clearing, Settlement,
                                                             and Depository

         Estonia                                             Eesti Vaartpaberite Keskdepositoorium

         Finland                                             Finnish Central Securities Depository

         France                                              Societe Interprofessionnelle pour la
                                                             Compensation des Valeurs Mobilieres

         Germany                                             Deutsche Borse Clearing AG

         Greece                                              Central Securities Depository
                                                             (Apothetirion Titlon AE)

         Hong Kong                                           Central Clearing and Settlement System

                                                             Central Moneymarkets Unit

         Hungary                                             Kozponti Elszamolohaz es Ertektar
                                                             (Budapest) Rt. (KELER)
                                                             [Mandatory for Govt Bonds and dematerialized
                                                             equities only; SSB does not use for other securities]

* Mandatory depositories include entities for which use is mandatory as a matter of law or effectively mandatory as a matter of market practice.

10/5/99                                                                        2

                                            STATE STREET                                SCHEDULE B
                                          GLOBAL CUSTODY NETWORK
                                          MANDATORY* DEPOSITORIES


Country                                                       Mandatory Depositories

         India                                               The National Securities Depository Limited

                                                             Reserve Bank of India

         Indonesia                                           Bank Indonesia

                                                             PT Kustodian Sentral Efek Indonesia

         Ireland                                             Central Bank of Ireland
                                                             Securities Settlement Office

         Israel                                              Tel Aviv Stock Exchange Clearing
                                                             House Ltd. (TASE Clearinghouse)

                                                             Bank of Israel
                                                             (As part of the TASE Clearinghouse system)

         Italy                                               Monte Titoli S.p.A.

                                                             Banca d'Italia

         Ivory Coast                                         Depositaire Central - Banque de Reglement

         Jamaica                                             Jamaica Central Securities Depository

         Japan                                               Bank of Japan Net System

         Kenya                                               Central Bank of Kenya

         Republic of Korea                                   Korea Securities Depository Corporation

         Latvia                                              Latvian Central Depository

* Mandatory depositories include entities for which use is mandatory as a matter of law or effectively mandatory as a matter of market practice.


10/5/99                                                                        3




                                               STATE STREET                                     SCHEDULE B
                                          GLOBAL CUSTODY NETWORK
                                          MANDATORY* DEPOSITORIES

         Country                                             Mandatory Depositories

         Lebanon                                             Custodian and Clearing Center of
                                                             Financial Instruments for Lebanon
                                                             and the Middle East (MIDCLEAR) S.A.L.

                                                             The Central Bank of Lebanon

         Lithuania                                            Central Securities Depository of Lithuania

         Malaysia                                             Malaysian Central Depository Sdn. Bhd.

                                                             Bank Negara Malaysia,
                                                             Scripless Securities Trading and Safekeeping
                                                             System

         Mauritius                                           Central Depository & Settlement
                                                             Co. Ltd.

         Mexico                                              S.D. INDEVAL
                                                             (Instituto para el Deposito de
                                                             Valores)

         Morocco                                             Maroclear

         The Netherlands                                     Nederlands Centraal Instituut voor Giraal
                                                             Effectenverkeer B.V. (NECIGEF)

         New Zealand                                         New Zealand Central Securities
                                                             Depository Limited

         Norway Verdipapirsentralen (the Norwegian Central
                                                             Registry of Securities)

         Oman                                                Muscat Securities Market Depository & Securities
                                                             Registration Company

* Mandatory depositories include entities for which use is mandatory as a matter of law or effectively mandatory as a matter of market practice.

10/5/99                                                                        4




                                  STATE STREET                                     SCHEDULE B
                             GLOBAL CUSTODY NETWORK
                             MANDATORY* DEPOSITORIES

             Country                                             Mandatory Depositories

             Pakistan                                            Central Depository Company of Pakistan Limited

                                                                 State Bank of Pakistan

             Palestine                                           The Palestine Stock Exchange

             Peru                                                Caja de Valores
                                                                 y Liquidaciones
                                                                 CAVALI     ICLV
                                                                 S.A.

             Philippines                                         Philippines Central Depository, Inc.

                                                                 Registry of Scripless Securities
                                                                 (ROSS) of the Bureau of Treasury

             Poland                                              National Depository of Securities (Krajowy
                                                                 Depozyt Papierow Wartosciowych SA)

                                                                 Central Treasury Bills Registrar

             Portugal                                            Central de Valores Mobiliarios

             Qatar                                               Doha Securities Market

             Romania                                             National Securities Clearing, Settlement and
                                                                 Depository Company

                                                                 Bucharest Stock Exchange Registry Division

                                                                 National Bank of Romania

             Singapore                                           Central Depository (Pte)Limited

                                                                 Monetary Authority of Singapore

     * Mandatory depositories include entities for which use is mandatory as a matter of law or effectively mandatory as a matter of market practice.


     10/5/99                                                                   5




                                              STATE STREET                                      SCHEDULE B
                                         GLOBAL CUSTODY NETWORK
                                         MANDATORY* DEPOSITORIES

         Country                                             Mandatory Depositories

         Slovak                                              Republic  Stredisko
                                                             cennych papierov SR
                                                             Bratislava, a.s.

                                                             National Bank of Slovakia

         Slovenia                                            Klirinsko Depotna Druzba dal.

         South Africa                                        The Central Depository Limited

                                                             Strate Ltd.

         Spain                                               Servicio de Compensacion y
                                                             Liquidacion de Valores, S.A.

                                                             Banco de Espana,
                                                             Central de Anotaciones en Cuenta

         Sri Lanka                                           Central Depository System
                                                             (Pvt) Limited

         Sweden                                              Vardepapperscentralen VPC AB
                                                             (the Swedish Central Securities Depository)

         Switzerland                                         SIS - SegaIntersettle

         Taiwan - R.O.C.                                     Taiwan Securities Central
                                                             Depository Co., Ltd.

         Thailand                                            Thailand Securities Depository
                                                             Company Limited

         Tunisia                                             Societe Tunisienne Interprofessionelle pour la
                                                             Compensation et de Depots de
                                                             Valeurs Mobilieres

* Mandatory depositories include entities for which use is mandatory as a matter of law or effectively mandatory as a matter of market practice.

10/5/99                                                                        6




                                              STATE STREET                                      SCHEDULE B
                                         GLOBAL CUSTODY NETWORK
                                         MANDATORY* DEPOSITORIES

         Country                                             Mandatory Depositories

         Turkey                                               Takas ve Saklama Bankasi A.S.
                                                              (TAKASBANK)

                                                              Central Bank of Turkey

         Ukraine                                              National Bank of Ukraine

         United Kingdom                                       The Bank of England,
                                                              The Central Gilts Office and
                                                              The Central Moneymarkets Office

         Venezuela                                            Central Bank of Venezuela

         Zambia                                               LuSE Central Shares Depository Limited

                                                              Bank of Zambia


















* Mandatory depositories include entities for which use is mandatory as a matter of law or effectively mandatory as a matter of market practice.


10/5/99                                                                        7



                                   SCHEDULE C

                               MARKET INFORMATION

Publication/Type of Information                                       Brief Description
(Frequency)


The Guide to Custody in World Markets                 An overview of safekeeping and settlement practices
(annually)                                            and procedures in each market in which State Street Bank and
                                                      Trust Company offers custodial services.

Global Custody Network Review                         Information relating to the operating history and
(annually)                                            structure of depositories and  subcustodians  located in the markets in which Trust Company  offers  custodial  services, including transnational depositories.

Global  Legal  Survey                                 With  respect to each market in which State  Street Bank and
(annually)                                            Trust Company offers custodial  services,  opinions relating to  whether  local  law  restricts  (i)  access  of a fund's independent  public  accountants  to books and  records of a
                                                      Foreign Sub Custodian or Foreign Securities System, (ii) the
                                                      Fund's  ability  to recover  in the event of  bankruptcy  or insolvency of a Foreign  Sub-Custodian or Foreign Securities
                                                      System,  (iii) the Fund's ability to recover in the event of a loss by a  Foreign  Sub-Custodian  or  Foreign  Securities
                                                      System,  and (iv)  the  ability  of a  foreign  investor  to convert cash and cash equivalents to U.S. dollars.

Subcustodian Agreements                               Copies of the subcustodian contracts State Street Bank
(annually)                                            and Trust Company has entered into with each subcustodian in the  markets in which State  Street  Bank and Trust  Company offers subcustody services to its US mutual fund clients.

Network Bulletins (weekly):                          Developments  of  interest  to  investors  in the markets in which State Street Bank and Trust Company  offers  custodial services.

Foreign Custody Advisories:                          With respect to markets in which State Street Bank and
(as necessary):                                      Trust  Company  offers  custodial   services  which  exhibit
                                                     special custody risks,  developments  which may impact State
                                                     Street's ability to deliver expected levels of Service.


                                  Exhibit (g) 4

                               AMENDMENT NO. 3 TO
                          MUTUAL FUND CUSTODY AGREEMENT

         THIS AMENDMENT NO. 3 TO MUTUAL FUND CUSTODY AGREEMENT is made as of October 15, 2000 by and between the ULTRA SERIES FUND, a Massachusetts Business Trust (the "Fund"), and STATE STREET BANK AND TRUST COMPANY, a Massachusetts State chartered bank trust company ("State Street").

          1. The parties entered into a Mutual Fund Custody Agreement dated April 1997, Amendment No. 1 to Mutual Fund Custody Agreement dated April 26, 1999 and Amendment to Mutual Fund Custody Agreement dated December 2, 1999.

          2. The Fund is instituting four new portfolios, to be known as High Income Fund, Emerging Growth Fund, International Stock Fund and Global Securities Fund.

          3. The parties agree to amend Attachment B of the Custody Agreement to read as follows:

                                  ATTACHMENT B

Portfolios of the Ultra Series Fund:

         Money Market Series
         Bond Series
         Balanced Series
         High Income Fund
         Growth and Income Stock Series
         Mid-Cap Stock Fund
         Capital Appreciation Stock Series
         Emerging Growth Fund
         International Stock Fund
         Global Securities Fund
         Treasury 2000 Fund

         The Fund and State Street hereby ratify and confirm the Mutual Fund Custody Agreement and agree that it remains in full force and effect and is binding upon the parties in accordance with its terms, as amended hereby.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives designated below as of the day and year first above written.

ULTRA SERIES FUND                           STATE STREET BANK AND TRUST COMPANY



By: _____________________                   By: _____________________
Michael S. Daubs                            Ken A. Bergeron
President                                   Senior Vice President

                                  Exhibit (l) 1

                                ULTRA SERIES FUND
                             SUBSCRIPTION AGREEMENT

         Ultra Series Fund, a business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust"), and CUNA Mutual Insurance Society ("CMIS"), an insurance company organized under the laws of the State of Wisconsin, agree as follows:

         1.       Offer and Purchase.

         The Trust offers to CMIS, and CMIS agrees to purchase, the number and amount of Class Z shares (the "Shares") shown on the Schedule attached to this Agreement of the Emerging Growth and International Stock Funds. CMIS acknowledges receipt from the Trust of the Shares and the Trust acknowledges receipt from CMIS of an aggregate of two hundred dollars ($200) in full payment for the Shares.

         2.       Representation by CMIS.

         CMIS represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to resale or further distribution.

         3.       Filing of Certificate of Trust.

         The Trust represents that a copy of its Certificate of Trust dated November 1, 1983, as amended from time to time, is on file with the Secretary of State of the Commonwealth of Massachusetts. The Trust represents a copy of its Declaration of Trust dated May 1, 1997, as amended from time to time, is maintained by the Trust.

         4.       Limitation of Liability.

         The Trust and CMIS agree that the obligations of the Trust under this Agreement will not be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Trust, individually, but are binding only upon the assets and property of the Trust. The execution and delivery of this Agreement has been authorized by the Trustees of the Trust, and signed by an authorized officer of the Trust, acting as such, and neither the authorization by the Trustees nor the execution and delivery by the officer will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the trust property of the Trust. No series of the Trust will be liable for any claims against any other series.

         5.       No Right of Assignment.

         CMIS's right under this Agreement to purchase the Shares is not assignable.

         6.       Dates.

         This Agreement will become effective as of the date the Trust's next Registration Statement on Form N-1A becomes effective.

         IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the 18th day of September, 2000.

                                    Ultra Series Fund

                                    By:__________________________________
                                    Name:  Michael S. Daubs
                                    Title:    President
ATTEST:

------------------------------

                                    CUNA Mutual Insurance Society

                                    By:__________________________________
                                    Name:  Michael B. Kitchen
                                    Title: President & Chief Executive Officer
ATTEST:

------------------------------

                                  CMIS Schedule

                                  Amount Price
Name of Fund                      of Shares        Per Share          Total
------------                      ---------        ---------          -----

Emerging Growth Fund                    10             $10.00           $100

International Stock Fund                10             $10.00           $100
                                                                        ----

         Total                                                          $200

                                  Exhibit (l) 2

                                ULTRA SERIES FUND
                             SUBSCRIPTION AGREEMENT

         Ultra Series Fund, a business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust"), and CUMIS Insurance Society ("CUMIS"), an insurance company organized under the laws of the State of Wisconsin, agree as follows:

         1.       Offer and Purchase.

         The Trust offers to CUMIS, and CUMIS agrees to purchase, the number and amount of Class Z shares (the "Shares") shown on the Schedule attached to this Agreement of the High Income and Global Securities Funds. CUMIS acknowledges receipt from the Trust of the Shares and the Trust acknowledges receipt from CUMIS of an aggregate of two hundred dollars ($200) in full payment for the Shares.

         2.       Representation by CUMIS.

         CUMIS represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to resale or further distribution.

         3.       Filing of Certificate of Trust.

         The Trust represents that a copy of its Certificate of Trust dated November 1, 1983, as amended from time to time, is on file with the Secretary of State of the Commonwealth of Massachusetts. The Trust represents a copy of its Declaration of Trust dated May 1, 1997, as amended from time to time, is maintained by the Trust.

         4.       Limitation of Liability.

         The Trust and CUMIS agree that the obligations of the Trust under this Agreement will not be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Trust, individually, but are binding only upon the assets and property of the Trust. The execution and delivery of this Agreement has been authorized by the Trustees of the Trust, and signed by an authorized officer of the Trust, acting as such, and neither the authorization by the Trustees nor the execution and delivery by the officer will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the trust property of the Trust. No series of the Trust will be liable for any claims against any other series.

         5.       No Right of Assignment.

         CUMIS's right under this Agreement to purchase the Shares is not assignable.

         6.       Dates.

         This Agreement will become effective as of the date the Trust's next Registration Statement on Form N-1A becomes effective.

         IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the 18th day of September, 2000.

                                    Ultra Series Fund

                                    By:__________________________________
                                    Name:  Michael S. Daubs
                                    Title:    President
ATTEST:

------------------------------

                                    CUMIS Insurance Society, Inc.

                                    By:__________________________________
                                    Name:  Michael B. Kitchen
                                    Title: President & Chief Executive Officer
ATTEST:

------------------------------

                                 CUMIS Schedule

                                  Amount Price
Name of Fund                      of Shares       Per Share          Total
------------                      ---------       ---------          -----

High Income Fund                       10             $10.00           $100

Global Securities Fund                 10             $10.00           $100
                                                                       ----

         Total                                                         $200

                                  Exhibit (m) 3

                                ULTRA SERIES FUND
                               Supplement No. 2 to
                                Distribution Plan


A. Ultra Series Fund (the "Fund") is a diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act").

B. Paragraph B of the Distribution Plan (the "Plan") states that the Plan shall also apply to the Shares of any other series of the Fund as shall be designated from time to time by the board of trustees of the Fund (the "Board") in any supplement to the Plan.

C.  At  its  September  7,  2000  meeting,   the  Board  of  Trustees   approved
supplementing   the  Plan  to  include  the  High   Income,   Emerging   Growth,
International Stock and Global Securities Funds as part of the Plan.

D. The Distribution Plan is hereby supplemented to include the High Income, Emerging Growth, International Stock and Global Securities Funds.

         IN WITNESS WHEREOF, Ultra Series Fund has adopted this Supplement to the Distribution Plan as of October 15, 2000.


                                    ULTRA SERIES FUND



                                    By:  /s/ Michael S. Daubs
                                           Michael S. Daubs
                                           President

Other Exhibits

                               Powers of Attorney


                            LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that I, the undersigned, a Trustee of the ULTRA SERIES FUND (the "Fund"), a business trust duly organized under the laws of the State of Massachusetts, do hereby appoint, authorize, and empower Kevin
S. Thompson and Michael A. Murphy, severally, as my attorney and agent, for me and in my name as a Trustee of the Fund on behalf of the Fund or otherwise with full power to review, execute, deliver and file with the Securities and Exchange Commission all necessary post-effective amendments to Form N-1A filed by the Fund, Registration No. 2-87775, as may be required under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this 7th day of April, 2000.



                                    /s/ Gwendolyn M. Boeke
                                    Gwendolyn M. Boeke
                                    Trustee for Ultra Series Fund

                            LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that I, the undersigned, a Trustee of the ULTRA SERIES FUND (the "Fund"), a business trust duly organized under the laws of the State of Massachusetts, do hereby appoint, authorize, and empower Kevin
S. Thompson and Michael A. Murphy, severally, as my attorney and agent, for me and in my name as a Trustee of the Fund on behalf of the Fund or otherwise with full power to review, execute, deliver and file with the Securities and Exchange Commission all necessary post-effective amendments to Form N-1A filed by the Fund, Registration No. 2-87775, as may be required under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this 7th day of April, 2000.



                                    /s/ Michael S. Daubs
                                    Michael S. Daubs
                                    Trustee for Ultra Series Fund

                            LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that I, the undersigned, a Trustee of the ULTRA SERIES FUND (the "Fund"), a business trust duly organized under the laws of the State of Massachusetts, do hereby appoint, authorize, and empower Kevin
S. Thompson and Michael A. Murphy, severally, as my attorney and agent, for me and in my name as a Trustee of the Fund on behalf of the Fund or otherwise with full power to review, execute, deliver and file with the Securities and Exchange Commission all necessary post-effective amendments to Form N-1A filed by the Fund, Registration No. 2-87775, as may be required under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this 7th day of April, 2000.



                                    /s/ Alfred L. Disrud
                                    Alfred L. Disrud
                                    Trustee for Ultra Series Fund

                            LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that I, the undersigned, a Trustee of the ULTRA SERIES FUND (the "Fund"), a business trust duly organized under the laws of the State of Massachusetts, do hereby appoint, authorize, and empower Kevin
S. Thompson and Michael A. Murphy, severally, as my attorney and agent, for me and in my name as a Trustee of the Fund on behalf of the Fund or otherwise with full power to review, execute, deliver and file with the Securities and Exchange Commission all necessary post-effective amendments to Form N-1A filed by the Fund, Registration No. 2-87775, as may be required under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this 7th day of April, 2000.



                                    /s/ Lawrence R. Halverson
                                    Lawrence R. Halverson
                                    Trustee for Ultra Series Fund

                            LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that I, the undersigned, a Trustee of the ULTRA SERIES FUND (the "Fund"), a business trust duly organized under the laws of the State of Massachusetts, do hereby appoint, authorize, and empower Kevin
S. Thompson and Michael A. Murphy, severally, as my attorney and agent, for me and in my name as a Trustee of the Fund on behalf of the Fund or otherwise with full power to review, execute, deliver and file with the Securities and Exchange Commission all necessary post-effective amendments to Form N-1A filed by the Fund, Registration No. 2-87775, as may be required under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this 7th day of April, 2000.



                                    /s/ T.C. Watt
                                    T.C. Watt
                                    Trustee for Ultra Series Fund